As filed with the Securities and Exchange Commission on May 16, 2011
Registration No. 333-174036

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nobao Renewable Energy Holdings Limited
(Exact name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands	3585	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 4, No. 150 Yonghe Road,
Shanghai, 200072
People’s Republic of China
(8621) 6652-0666
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Portia Ku O’Melveny & Myers LLP 37/F Plaza 66, 1266 Nanjing Road W Shanghai, 200040 People’s Republic of China (8621) 2307-7000	Matthew Bersani Shearman & Sterling LLP 12/F Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong (852) 2978-8096

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(3)	Fee(4)
Ordinary Shares, par value US$0.0001 per share(1)(2)	US$167,440,000	US$19,439.78

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-174040). Each American depositary share represents the right to receive six ordinary shares.

(2)	Includes (i) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. The ordinary shares are not being registered for the purposes of sales outside of the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED MAY 16, 2011

11,200,000 American Depositary Shares
Nobao Renewable Energy Holdings Limited

Representing 67,200,000 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of Nobao Renewable Energy Holdings Limited. We are offering 11,200,000 ADSs. Each ADS represents the right to receive six ordinary shares, par value US$0.0001 per share.

We have granted the underwriters a 30-day option to purchase up to 1,680,000 additional ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate the initial public offering price per ADS will be between US$11.00 and US$13.00. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “NRE.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 15.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Nobao Renewable Energy Holdings Limited (before expenses)	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about          , 2011.

Citi	Deutsche Bank Securities	Goldman Sachs	UBS Investment Bank

FBR Capital Markets

The date of this prospectus is          , 2011.

Nobao Renewable Energy Holdings Limited

## Overview of GSHP Technologies

- Utilizes energy in the ground to provide heating, cooling and hot water to buildings

Winter
Cold
Warm

Summer
Hot
Cool

Energy Source
Ground / Water
Heat Pump System
Compressor and Heat Exchanger
Condenser
Evaporator
Valve
Terminal System
Heating / Cooling

## Benefits of Nobao's GSHP Systems

- One system for heating, cooling and hot water
- Energy consumption savings of approximately 50-70% compared to conventional HVAC and hot water systems, based on data from EMC projects in operation for over a year
- Significant reduction in carbon emissions
- Designed to last at least 25 years
- Less space requirements
- Not reliant on government subsidies to be commercially viable

Nobao Renewable Energy Holdings Limited

## Nobao's Fully-Integrated GSHP Solutions

Equipment Manufacturing → GSHP System Design → GSHP System Installation → Post-Installation Energy Management

**Customers enjoy long-term fully-integrated GSHP energy management solutions at attractive rates with zero upfront costs**

## Nobao's Core GSHP Technologies

挪宝新能源集团
Nobao Renewable Energy Holdings Limited

| Seamless Conversion | Parallel Operations of GSHP modules | GSHP Monitoring System |
|---|---|---|
| Seamless switch to Nobao's system without business interruption | Enables adjustment of operations of each module according to the actual requirements of the building | Monitoring of GSHP modules on an as-needed basis |
| Addresses building **retrofit market** | **Enhances energy efficiency,** improves system reliability and frees up indoor space | Reduces maintenance costs |

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until          , 2011 (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights selected information appearing elsewhere in this prospectus and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ADSs. This summary and other sections of this prospectus contain information from a report, referred to in this prospectus as the Roland Berger Report, which we commissioned Roland Berger Strategy Consultants, or Roland Berger, in March 2011 to prepare.

Our Business

We are the leading provider of fully-integrated energy management solutions in China utilizing ground source heat pump, or GSHP, technologies. Our GSHP-based heating, cooling and hot water supply systems, or the GSHP systems, take advantage of the constant moderate underground temperature to boost efficiency and reduce energy consumption, thereby significantly reducing operational costs and greenhouse gas emissions, as compared to conventional heating, ventilation and air conditioning systems and hot water supply systems, or conventional HVAC and hot water systems.

We offer our solutions for buildings primarily through energy management contracts, or EMCs, using our self-developed and designed GSHP modules under our Nobao brand, or the Nobao-branded GSHP modules. We focus on providing our solutions for commercial buildings. As of December 31, 2010, we were the largest EMC-focused provider of GSHP energy management solutions in China in terms of cumulative gross floor areas, or GFAs, covered by installed EMC solutions, or installed GFAs. As of March 31, 2011, we had entered into EMC projects to provide our GSHP systems to buildings with total GFAs of over 2.8 million square meters, including installed GFAs of approximately 1.2 million square meters. Currently, under each EMC, we design, manufacture and install GSHP systems, as well as bear, in most cases, post-installation electricity costs related to the operation of our systems, and provide maintenance services over a contract period of 10 to 25 years. In return, our customers agree to pay us energy management fees typically on a monthly basis over the entire contract period, providing long-term recurring cash flows to us. Due to the long term nature of EMCs, we choose our customers and projects prudently by assessing their energy consumption patterns as well as their credit profiles.

A key advantage of our GSHP systems is the substantial energy consumption savings they are able to achieve. Our GSHP-based solutions can typically save between approximately 50% to 70% on energy consumption compared to conventional HVAC and hot water systems, based on EMC projects installed by us and in operation for over a year. This compares to the typical 25% to 50% energy consumption saving rates of other GSHP systems. This advantage is built upon our proprietary system architecture and control software, which we developed based on mature GSHP technologies that have been primarily adopted for residential use in Europe and the United States. For example, our core technology, the parallel operation technology, enables multiple GSHP modules to operate in parallel to service large buildings, improving energy efficiency and increasing operational flexibility by adjusting the operation of each module according to the actual requirements of the buildings. With such technology, failures of any individual module would not result in failure of the entire GSHP system, thus ensuring a high level of system reliability. Further, our seamless conversion technology, together with our parallel operation technology, allows our customers to switch from their conventional HVAC and hot water systems to our GSHP systems without causing business interruptions, positioning us well to address China’s substantial building retrofit market. Our technologies can be effectively applied in commercial buildings with large GFAs, whether in new buildings or retrofit projects, differentiating us from many of our competitors.

We believe our EMC model is highly appealing to our customers due to the following reasons:

•	it saves upfront capital expenditures for our customers: our EMC customers are able to enjoy the benefits of our GSHP systems without the need to commit upfront costs in relation to the design, manufacturing and installation of heating, cooling and hot water supply systems, providing significant savings on their capital expenditures;

•	it provides attractive monthly energy management fees in lieu of customers’ energy consumption costs relating to their heating, cooling and hot water supply needs: the energy management fees we charge are very attractive given we do not require our EMC customers to pay any upfront fees in connection with the design, manufacturing and installation of our GSHP systems; for customers who require continuous and uninterrupted heating, cooling and hot water supply, such as hotel clients, the energy management fees we charge are typically lower than the expenses they would otherwise incur for operating a conventional HVAC and hot water system, providing additional on-going cost savings throughout the term of the EMC; and

•	it minimizes our customers’ maintenance costs and efforts: for the contract period, as our solutions cover maintenance services for our GSHP systems, our customers have little or no additional maintenance-related labor or other costs.

After we commenced commercial operations in June 2007, we initially grew our business primarily through undertaking building retrofit projects, leveraging our seamless conversion technology. As our business has grown and our technologies, track record and brand have become more recognized, we have started to undertake, in addition to building retrofit projects, more new building projects with larger GFAs. We believe new building projects with larger GFAs have the benefit of economies of scale. The average GFAs per project covered by our EMCs that we entered into in 2008, 2009, 2010 and the quarter ended March 31, 2011 were 41,500, 85,800, 182,886 and 167,653 square meters, respectively. As we have expanded the number of EMCs and GFAs we serve, we have accumulated substantial industry knowledge and achieved increased operational efficiency.

In January 2011, we entered into a centralized energy supply contract, or the Su-Tong Master Contract, with the administrator of Su-Tong Science and Technology Park, or the Su-Tong Park, an urban development project located in Nantong, Jiangsu Province. New buildings are being built or planned to be built in the Su-Tong Park, including factories, warehouses, hotels, shopping malls, hospitals, schools, offices and residences. Under the Su-Tong Master Contract, we are designated by the park administrator as the exclusive provider of heating, cooling and hot water systems, using our GSHP systems under the EMC model, for new buildings with total GFAs of 50 million square meters in the Su-Tong Park, which we refer to as the Su-Tong Project. Under the Su-Tong Master Contract, other than for the buildings owned by the park administrator, we need to enter into specific EMCs with occupants of the Su-Tong Park to provide our energy management solutions. We have commenced installation for some of the buildings in the Su-Tong Park and expect to receive energy management fees after our GSHP systems in those buildings are installed and put in use. The Su-Tong Park will be developed in stages and we expect to complete the installation projects for all buildings covered by the Su-Tong Master Contract by the end of 2018. For potential risks relating to the Su-Tong Project, see “Risk Factors — Risks Related to Our Company and Our Industry.”

In addition to our EMC business, we also derive revenues from the design, sale and installation of GSHP systems for our customers without an energy management contract, which we refer to as the engineering, procurement and construction model, or the EPC model.

We have experienced significant growth in our business since we commenced operations in June 2007. Our cumulative installed GFAs under EMCs as of December 31, 2008, 2009, 2010 and March 31, 2011 were 86,176, 313,835, 873,645 and 1,189,383 square meters, respectively. Our total revenues increased from RMB39.7 million for the year ended December 31, 2008 to RMB165.2 million for the year ended December 31, 2009 and RMB346.0 million (US$52.8 million) for the year ended December 31, 2010. Our total revenues for the quarter ended March 31, 2011 were RMB184.9 million (US$28.2 million), compared to RMB69.0 million for the same quarter in 2010. Our net income for the year ended December 31, 2008 was RMB7.4 million. For the years ended December 31, 2009 and 2010, we had net losses of RMB326.5 million and RMB1,042.0 million (US$159.1 million), respectively, primarily due to the non-cash finance costs and share-based compensation expenses we incurred in those periods. Our net income excluding non-cash finance costs and share-based compensation expenses increased from RMB7.4 million for the year ended December 31, 2008 to RMB51.4 million for the year ended December 31, 2009 and RMB104.3 million (US$15.9 million) for the year ended December 31, 2010. For the quarter ended March 31, 2011, we had a net loss of RMB621.5 million (US$94.9 million), including net finance costs of RMB671.1 million (US$102.5 million) mainly as a result of the fair value changes of our preferred shares and options, compared to a net loss of RMB1,485.0 million in the same quarter in 2010, including net finance costs of RMB1,479.2 million mainly as a result of the fair value change of our preferred shares of RMB1,479.6 million and share-based compensation charges of RMB33.4 million with respect to the share options we granted in March 2010. Our net income excluding non-cash finance costs relating to preferred shares, warrants and options to acquire preferred shares and share-based compensation expenses increased from RMB28.0 million for the quarter ended March 31, 2010 to RMB50.7 million (US$7.7 million) for the quarter ended March 31, 2011. For more information about net income excluding non-cash finance costs and share-based compensation expenses, a financial measure not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, please see “Selected Consolidated Financial and Operating Data — Non-IFRS Financial Data.”

We intend to undertake EMC projects with targeted internal rates of return without project-level financing, or unlevered IRRs, of not less than 20% over the EMC term, unless there are strategic or other economic considerations we believe may benefit our business. For a discussion about how the actual returns of our EMC projects may differ from our targeted unlevered IRRs, see “Risk Factors — Risks Related to Our Company and Our Industry — The actual return of our EMC projects may be lower than our targeted unlevered IRRs.”

Our Market

China was the second largest energy consuming country in the world in 2009 and, given the continuing economic development and construction activities in China, fuel and electricity costs are expected to continue to increase. The Chinese government has taken significant steps to increase the use of renewable energy, such as geothermal energy which our GSHP systems utilize, to address the increase in energy consumption and mitigate rising greenhouse gas emissions. Accordingly, we believe that there is a large and growing market in China for cost-effective clean energy management solutions, such as the GSHP solutions we offer. According to Roland Berger, as of December 31, 2009, there was an estimated 139 million square meters of floor areas served by GSHP systems, or GSHP floor area, in China, after growing at a compound annual growth rate, or CAGR, of 47% from 2005 to 2009. The GSHP floor area added annually from new buildings is expected to increase from approximately 28 million square meters in 2009 to approximately 93 million square meters in 2015 and to approximately 216 million square meters in 2020. Annual sales value of GSHP systems installed in new buildings in China is expected to increase from approximately US$1.3 billion in 2009 to approximately US$4.2 billion in 2015 and to approximately US$9.7 billion in 2020. The ratio of annual added GSHP floor areas to total new floor area additions, or the GSHP penetration rate, in China is expected to increase from 4.0% in 2009 to 9.1% in 2015 and 15.9% in 2020. In addition to new buildings, there were 3.3 billion square meters of existing buildings in China as of the end of 2009, with an estimated GSHP retrofit market of over US$24 billion, according to Roland Berger.

Our Strengths

We believe the following competitive strengths have enabled us to take advantage of the market potential in China and have allowed us to compete successfully:

•	Early entrant and leader in China’s rapidly-growing GSHP energy management solutions market

•	Proprietary technology and system architecture providing energy savings and operational advantages

•	EMC business model generating compelling value proposition to our customers and attractive financial returns to us

•	The leading provider of fully-integrated GSHP energy management solutions

•	Established and diversified customer base with a robust project pipeline

•	Entrepreneurial and experienced management team coupled with strong technological and execution capabilities

Our Strategies

Our objective is to expand our leadership position in the GSHP-based clean energy management solutions market in China. To achieve this objective, we intend to leverage our core competencies by continuing to provide innovative solutions to meet our customers’ needs. We plan to further develop and grow our business by pursuing the following strategies:

•	Maintain and enhance our leading market position in China

•	Focus on large and high-return projects to achieve economies of scale and increase brand recognition

•	Continue to improve our operating efficiencies and expand our manufacturing capacity

•	Continue to optimize our capital structure

•	Strategically expand into selected international markets

Our Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including:

•	Risks associated with our limited operating history

•	Uncertainties regarding our ability to obtain sufficient funding to carry out the Su-Tong Project and for our business operations and planned expansion

•	Uncertainties regarding the development and prospects of the Su-Tong Project

•	Uncertainties regarding our ability to manage our growth and execute our expansion plans

•	Uncertainties regarding our ability to maintain sufficient manufacturing capacity and the quality of our Nobao-branded GSHP modules

•	Risks that the actual return of our EMC projects may be lower than our targeted unlevered IRRs

•	Risks that our operating results may fluctuate considerably on a quarterly basis.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks and uncertainties.

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands on September 30, 2008, and conduct our business through our operating subsidiaries in China. After the completion of a share swap between us and Eastern Well Holdings Limited, or Eastern Well, in January 2010, we own 100% of the equity interest of our operating subsidiaries through Eastern Well, an intermediate holding company incorporated on January 24, 2007 under the laws of Hong Kong. Eastern Well does not hold any significant assets or operations, except the equity interests in its subsidiaries. Please see “Our Corporate History and Structure,” “Related Party Transactions” and other information included in this prospectus for a detailed discussion of our corporate history and structure.

The following diagram illustrates our current corporate structure:

Corporate Information

Our principal executive offices are located at Building 4, No. 150 Yonghe Road, Shanghai, 200072, the People’s Republic of China. Our telephone number at this address is 8621-6652-0666. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us with any inquiries through the address and telephone number of our principal executive offices. Our principal website is http://www.nobaogroup.com. The information contained on our website is not a part of this prospectus.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 1,680,000 additional ADSs representing 10,080,000 ordinary shares from us;

•	no exercise of the outstanding share options to purchase 4,380,650 ordinary shares granted under our 2010 Performance Incentive Plan;

•	conversion of all 92,058,543 outstanding preferred shares (including 73,597,200 series A preferred shares, or series A shares, and 18,461,343 series A-1 senior preferred shares, or series A-1 shares) to 93,597,200 ordinary shares upon the closing of this offering as follows:

—	conversion of 73,597,200 series A shares to 73,597,200 ordinary shares; and

—	conversion of 18,461,343 series A-1 shares to 20,000,000 ordinary shares as a result of adjustment of series A-1 conversion price as described below, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price; and

•	termination of the series A-1 option upon the closing of this offering. For details of the series A-1 option, see “Related Party Transactions — Private Placements.”

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Nobao” refer to Nobao Renewable Energy Holdings Limited, a Cayman Islands company, and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents the right to receive six ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A preferred share, or series A shares, and series A-1 shares; and

•	“series A-1 conversion price” refers to the price at which series A-1 shares will be converted to ordinary shares. The initial series A-1 conversion price is US$2.1667 per share based on the conversion ratio of 1:1 for series A-1 shares to ordinary shares. Assuming an initial public offering price of US$12.00 per ADS (US$2.00 per ordinary share), the mid-point of the estimated range of the initial public offering price, which is below the initial series A-1 conversion price of US$2.1667, the series A-1 conversion price will be automatically adjusted to US$2.00 pursuant to our amended memorandum and articles of association. As a result, upon the closing of this offering, the total number of 18,461,343 series A-1 shares will be converted into 20,000,000 ordinary shares, which is equal to US$40 million (the aggregate purchase price of the series A-1 shares) divided by US$2.00 (the adjusted series A-1 conversion price). A US$1.00 decrease in the assumed initial public offering price of US$12.00 per ADS, which would result in an offering price of US$1.8333 per ordinary share, would cause a greater conversion adjustment of our series A-1 shares: in such a case, the series A-1 shares would be converted into 21,818,579 ordinary shares. A US$1.00 increase in the assumed initial public offering price of US$12.00 per ADS, which would result in an offering price of US$2.1667 per ordinary share, would result in no adjustment to the initial series A-1 conversion price, and the series A-1 shares would be converted into 18,461,254 ordinary shares.

This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this prospectus were made at a rate of RMB6.5483 to US$1.00, the noon buying rate in effect as of March 31, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment.” On May 6, 2011, the noon buying rate was RMB6.4925 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

ADSs offered by us:	11,200,000 ADSs

Concurrent Private Placement	In conjunction with, and subject to, the closing of the offering of our ADSs, Government of Singapore Investment Corporation Pte Ltd., or GIC, has agreed to purchase US$30 million of our ordinary shares at a price per share equal to the initial public offering price per share, or 15,000,000 ordinary shares, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, subject to certain closing conditions. This investment is being made pursuant to an offer exempt from registration with the Securities and Exchange Commission pursuant to Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. GIC is a company incorporated under the laws of Singapore. See “Underwriting — Concurrent Private Placement.”

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,680,000 ADSs.

ADSs outstanding immediately after this offering	11,200,000 ADSs (12,880,000 ADSs assuming the overallotment option is exercised in full)

Ordinary shares outstanding immediately after this offering*	327,270,776 shares (337,350,776 shares assuming the over-allotment option is exercised in full)

The ADSs	Each ADS represents the right to receive six ordinary shares. The depositary will hold the ordinary shares underlying your ADSs at Citibank, N.A. — Hong Kong. You will have the rights of an ADS holder as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately US$121.2 million, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$12.00 per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by US$10.4 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

• approximately US$110 million to fund and expand our business under the EMC model (including the implementation of the Su-Tong Project), which requires us to commit significant amount of cash to finance the equipment, drilling and installation costs of the GSHP systems at the outset of each project; and

• the remainder for general corporate purposes.

Lockup	We, our directors, executive officers and certain employees and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We have applied to list the ADSs on the New York Stock Exchange, or the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading systems.

Proposed New York Stock Exchange symbol	NRE

Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

*	The number of ordinary shares that will be outstanding immediately after this offering is estimated to be 327,270,776 ordinary shares, which include ordinary shares outstanding as of the date of this prospectus, ordinary shares represented by ADSs issuable in this offering, ordinary shares convertible from all outstanding series A and series A-1 shares and ordinary shares issuable in our concurrent private placement, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statement of comprehensive income data for the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements not included in the prospectus. Our audited consolidated financial statements are prepared and presented in accordance with IFRS. The summary consolidated statement of comprehensive income data for the quarters ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, unaudited condensed consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,					For the Quarter Ended March 31,
	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and ADS numbers and per share and per ADS data)

Consolidated Statement of Comprehensive Income Data
Revenues	3,800	39,705	165,248	346,004	52,839	68,970	184,873	28,232
Cost of sales	(8,439)	(24,606)	(91,372)	(180,529)	(27,569)	(37,028)	(107,193)	(16,370)

Gross (loss) profit	(4,639)	15,099	73,876	165,475	25,270	31,942	77,679	11,862
Sales and marketing, administrative and research and development expenses	(1,281)	(3,758)	(10,608)	(70,592)	(10,780)	(32,275)	(11,444)	(1,748)
Other (loss) gains, net	—	(152)	5,801	3,903	596	2,330	919	140

Operating (loss) profit	(5,920)	11,189	69,069	98,786	15,086	1,998	67,154	10,255
Finance income (costs), net	5	(426)	(379,562)	(1,104,945)	(168,738)	(1,479,211)	(671,127)	(102,489)

(Loss) profit before income tax	(5,915)	10,763	(310,493)	(1,006,159)	(153,652)	(1,477,213)	(603,973)	(92,234)
Income tax benefit (expense)	1,440	(3,394)	(16,004)	(35,867)	(5,477)	(7,823)	(17,480)	(2,669)

(Loss) profit for the year/quarter	(4,457)	7,369	(326,497)	(1,042,025)	(159,129)	(1,485,036)	(621,453)	(94,903)

(Losses) earnings per share for (loss) profit attributable to the equity holders of the Company — Basic and diluted	(0.03)	0.05	(2.24)	(7.03)	(1.07)	(10.18)	(4.10)	(0.63)
Weighted average number of ordinary shares used in (losses) earnings per share calculation — Basic and diluted	145,935,200	145,935,200	145,935,200	148,256,766	148,256,766	145,935,200	151,473,576	151,473,576
(Losses) earnings per ADS — Basic and diluted	(0.18)	0.30	(13.42)	(42.17)	(6.44)	(61.06)	(24.62)	(3.76)

	For the Year Ended December 31,					For the Quarter Ended March 31,
	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and ADS numbers and per share and per ADS data)

Weighted average number of ADSs used in (losses) earnings per ADS calculation — Basic and diluted	24,322,533	24,322,533	24,322,533	24,709,461	24,709,461	24,322,253	25,245,596	25,245,596
Pro forma losses per share attributable to the equity holders of the Company — Basic and diluted (unaudited)(1)				(0.80)	(0.12)		(0.51)	(0.08)

Pro forma weighted average ordinary shares outstanding (unaudited)(1)				241,853,966	241,853,966		245,070,776	245,070,776

(1)	For a description of the pro forma adjustments used to calculate pro forma losses per share for the year ended December 31, 2010, see “Note 32 — Unaudited pro forma losses per share for conversion of series A preferred shares and series A-1 senior preferred shares” to our consolidated financial statements included elsewhere in this prospectus. For a description of the pro forma adjustments used to calculate pro forma losses per share for the quarter ended March 31, 2011, see “Note 18 — Unaudited pro forma balance sheet and losses per share” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	As of December 31,					As of March 31,
	2007	2008	2009	2010		2011		2011		2011
	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
								(Unaudited		(Unaudited
								Pro Forma)(1)		Pro Forma
										As Adjusted)(2)
	(In thousands)

Consolidated Balance Sheet Data:
ASSETS
Property, plant and equipment	1,171	2,900	15,206	28,556	4,361	33,697	5,146	33,697	5,146	33,697	5,146
Trade and other receivables, current and non-current portions	719	29,221	36,984	369,959	56,497	544,913	83,214	544,913	83,214	544,913	83,214
Finance lease receivables, current and non-current portions	200	7,311	156,428	150,434	22,973	143,017	21,840	143,017	21,840	143,017	21,840
Inventories	6,872	5,972	45,715	48,323	7,379	48,279	7,373	48,279	7,373	48,279	7,373
Cash and cash equivalents	10,072	384	38,148	257,188	39,276	180,037	27,494	180,037	27,494	1,156,081	176,547

Total assets	29,630	66,256	321,583	891,490	136,141	991,301	151,383	991,301	151,383	1,967,345	300,436

LIABILITIES
Trade and other payables, current and non-current portions	14,173	34,894	50,214	130,338	19,904	161,727	24,698	161,727	24,698	161,727	24,698

Redeemable convertible preferred shares	—	—	493,033	1,687,979	257,774	2,183,556	333,454	—	—	—	—

Options	—	—	—	172,410	26,329	345,773	52,803	345,773	52,803	—	—

Total liabilities	22,864	75,293	567,169	2,053,105	313,533	2,771,169	423,189	587,613	89,735	241,840	36,932

Total equity (deficit)	6,766	(9,037)	(245,587)	(1,161,615)	(177,392)	(1,779,868)	(271,806)	403,688	61,648	1,725,505	263,504

Total equity (deficit) and liabilities	29,630	66,256	321,583	891,490	136,141	991,301	151,383	991,301	151,383	1,967,345	300,436

(1)	73,597,200 series A shares will automatically be converted into 73,597,200 ordinary shares at the initial conversion ratio of 1:1 and 18,461,343 series A-1 shares will automatically be converted into 20,000,000 ordinary shares as a result of adjustment of series A-1 conversion price, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, upon the earlier of (i) the prior written consent of the holders of more than 67% of the outstanding series A shares or holders of a majority of the outstanding series A-1 shares and (ii) the closing of this offering. Accordingly, the unaudited pro forma balance sheet as of March 31, 2011 presents an adjusted financial position as if the conversion of the series A shares and series A-1 shares into ordinary shares had occurred on March 31, 2011. The termination of the series A-1 option upon the closing of this offering was not reflected in the unaudited pro forma balance sheet, as such event occurred on May 16, 2011, subsequent to the balance sheet date of March 31, 2011. As so adjusted, as of March 31, 2011, total liabilities decreased by RMB2,183.6 million (US$333.5 million), representing the carrying value of the series A shares and series A-1 shares as of that date, and equity (deficit) increased correspondingly. There is no change to any other item in the unaudited pro forma column above.

(2)	The pro forma as adjusted balance sheet information further assumes the issuance and sale of 11,200,000 ADS, representing 67,200,000 ordinary shares, by us in this offering and 15,000,000 ordinary shares in our concurrent private placement at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs, as well as the effect of the termination of the series A-1 option upon the closing of this offering. As a result, there is a decrease in total liabilities by RMB345.8 million, reflecting the decrease of the series A-1 option value to zero, and an increase in the cash and cash equivalents by approximately RMB976.0 million, and in ordinary shares, increasing the total par value by approximately RMB55,000 and the reserves by approximately RMB1,321.8 million. There is no change to any other item in the pro forma as adjusted column above. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) each of our cash and cash equivalents, total assets and equity (deficit) by RMB68.2 million (US$10.4 million).

Non-IFRS Financial Data

The following measure is presented to provide additional financial information that is regularly reviewed by our management and many of our investors. However, this measure is not uniformly defined by all companies including those in our industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, the measure is derived, in part, from amounts calculated in accordance with IFRS but is not itself an expressly defined measure under IFRS. Non-IFRS measures, such as the one presented below, should not be viewed in isolation or as an alternative to the equivalent measure under IFRS.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net income excluding non-cash finance costs and share-based compensation expenses(1)	7,369	51,412	104,290	15,926	28,005	50,687	7,740

(1)	Net income excluding non-cash finance costs and share-based compensation expenses is defined as our profit (loss) for the year adding or subtracting as applicable the fair value changes of our preferred shares, warrants, options and convertible bond, the loss on the exercise of a preferred shareholder warrant, the gain on the exercise of a preferred shareholder option, the loss from issuance of our preferred shares and options, and share-based compensation expenses in each case, if any. Net income excluding non-cash finance costs and share-based compensation expenses is used by our management to evaluate our financial performance and help determine the allocation of resources. The measure provides our management with the ability to assess our operating results under the EMC and EPC models without considering (i) fair value changes of the preferred shares, warrants, options and convertible bond, the loss on the exercise of a preferred shareholder warrant, the gain on the exercise of a preferred shareholder option, the loss from the issuance of our preferred shares and options we incurred in the past as these instruments will no longer be outstanding after the completion of this offering, and (ii) share-based compensation expenses. We believe that net income excluding non-cash finance costs and share-based compensation expenses is a key metric in analyzing our operating and financial performance and, therefore, we believe this measure provides investors with useful information about our operating and financial performance. Furthermore, net income excluding non-cash finance costs and share-based compensation expenses eliminates the impact of items that we do not consider indicative of the performance of our business under the EMC and EPC models. We believe investors will similarly use such non-IFRS financial data as one of the key metrics to evaluate our operating performance and to compare our current operating results with historical and future periods and with other comparable companies. The presentation of net income excluding non-cash finance costs and share-based compensation expenses should not be construed as an indication of our future results.

The use of net income excluding non-cash finance costs and share-based compensation expenses has certain limitations. Although we believe the excluded items are not meaningful in evaluating our current performance, the excluded items may be important in understanding and assessing our operating and financial performance if we issue preferred shares or other financial instruments, such as warrants, options and convertible bonds, in the future. If this occurs, the impact of these items likewise will not be reflected in the presentation of net income excluding non-cash finance costs. Further, share-based compensation expenses will be incurred in the future and are not reflected in the presentation of net income excluding non-cash finance costs and share-based compensation expenses. Each of these items should be considered in the overall evaluation of our results. Additionally, net income excluding non-cash finance costs and share-based compensation expenses does not consider capital expenditures and other investing activities and should not be considered a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of items excluded from this indicator and other relevant items both in our reconciliations to the IFRS financial measures included in our consolidated financial statements, all of which should be considered when evaluating our performance. The term net income excluding non-cash finance costs and share-based compensation expenses is not defined under IFRS and is not a measure of revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or any other operating performance measure that is calculated in accordance with IFRS. In addition, our net income excluding non-cash finance costs and share-based compensation expenses may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table is a reconciliation of net income excluding non-cash finance costs and share-based compensation expenses to net income for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net income excluding non-cash finance costs and share-based compensation expenses	7,369	51,412	104,290	15,926	28,005	50,687	7,740
Fair value change of redeemable convertible preferred shares	—	(304,495)	(848,148)	(129,522)	(1,479,595)	(495,577)	(75,680)
Fair value change of warrants and options	—	(71,321)	(97,438)	(14,880)	—	(173,363)	(26,475)
Fair value change of convertible bond	—	(680)	—	—	—	—	—
(Loss) gain on exercise of warrant and option by our preferred shareholders	—	(1,414)	92	14	—	—	—
Loss from issuance of redeemable convertible preferred shares and options	—	—	(155,433)	(23,736)	—	—	—
Share-based compensation expenses	—	—	(45,388)	(6,931)	(33,446)	(3,200)	(489)

Profit (loss) for the year/quarter	7,369	(326,497)	(1,042,025)	(159,129)	(1,485,036)	(621,453)	(94,903)

The following table presents selected operating data of our business under the EMC model for and as of the periods indicated.

	For the Year Ended and as of December 31,			For the Quarter Ended and as of March 31,
	2008	2009	2010	2010	2011
	(In square meters unless otherwise indicated)

Installed GFAs(1)	84,676	227,659	559,810	96,442	315,738
Contracted GFAs(2)	249,001	429,000	1,463,084	250,000	670,611
Cumulative contracted GFAs(3)	285,501	714,501	2,177,585	964,500	2,848,196
— Cumulative installed GFAs(4)	86,176	313,835	873,645	410,278	1,189,383
— Cumulative contracted but uninstalled GFAs(5)	199,325	400,666	1,303,940	554,222	1,658,813

(1)	Represents the GFAs of buildings for which we have completed 100% of the design, manufacturing and installation of our systems in the periods indicated and the prorated GFAs of buildings proportionate to the percentage of completion of design, manufacturing and installation of our systems in the periods indicated. For each project under design, manufacturing and installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of design, manufacturing and installation during such period (calculated based on the cost of design, manufacturing and installation incurred during such period as it relates to the total costs of design, manufacturing and installation of the project) by the GFAs of the corresponding building(s) as provided in the EMC(s).

(2)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into in the period indicated, regardless of whether we have commenced installation.

(3)	Represents total GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into as of the end of each period indicated, regardless of whether we have commenced installation.

(4)	As of the end of each period indicated.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of each period indicated.

The following table presents selected operating data of our EMC projects in operation during the periods indicated.

	For the Years Ended
	December 31,
	2009	2010

Number of full-year EMC projects(1)	3	10
— New building projects	1	3
— Building retrofit projects	2	7
GFAs of full-year EMC projects (in square meters)	36,500	211,348
— New building projects	1,500	85,348
— Building retrofit projects	35,000	126,000
Total net proceeds of full-year EMC projects (RMB in thousands)(2)	1,173	12,940
— New building projects	196	9,435
— Building retrofit projects	977	3,505
Net proceeds per square meter of full-year EMC projects (in RMB)(3)	32.1	61.2
— New building projects	130.8	110.5
— Building retrofit projects	27.9	27.8

(1)	Represents our installed EMC projects that were in commercial operation during the entire year indicated. We did not have any such projects in 2008. For 2009, the new building project was Jutailong Home Furnishing Center and the building retrofit projects were Donghu Hotel and Dahua Hotel. For 2010, the new building projects were Jutailong Home Furnishing Center, certain buildings in Oriental Global Business Center — Shanghai Yongyuan Real Estate Co., Ltd. and certain buildings in Oriental Global Business Center — Shanghai Light Industry and Metalware Co., Ltd., and the building retrofit projects were Donghu Hotel, Dahua Hotel, Minhang Hotel, Longbai Hotel, Xinyuan Hotel, Jinshajiang Hotel and Dongjiao Hotel. For details of these projects, see “Business — Our Solutions — EMC Model — Contracted EMC Projects in Operation.”

(2)	Represents the total energy management fees we are entitled to receive under the corresponding EMCs net of the electricity costs incurred by our GSHP systems and borne by us. We have received such total net proceeds.

(3)	Represents the total net proceeds of the full-year EMC projects divided by the GFAs of EMC projects with at least one year of operation.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to buy our ADSs. If any of the following risks materializes, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced operations in 2007 and completed the design and installation of our first project under the energy management contract model, or the EMC model, in December 2007. Several of our senior management members and key employees have worked at our company for only a relatively short period of time. Our future success will depend on our ability to expand our capacity to take on significantly more projects and further expand our customer base. We must, among other things, continue to respond to changing market conditions and volatile market developments, attract, retain and motivate qualified personnel, implement and execute expansion plans and improve our know-how. We cannot assure you that we will be successful in addressing such risks. Although we were profitable in 2008, we incurred losses in 2007, 2009 and 2010, and may not be profitable in 2011 or any future periods. Our EMC model, proprietary know-how and ability to satisfactorily complete higher volumes of projects over long time periods are unproven and our limited operating history makes the projection of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future.

We need a significant amount of funding to carry out the Su-Tong Project and to expand our business under the EMC model. If we cannot obtain additional funding when needed, we may be held liable for breach of the Su-Tong Master Contract, and our growth, reputation and business prospects may be materially and adversely affected.

Our EMC model requires a significant amount of cash because we must finance the equipment, drilling and installation costs of the GSHP systems at the outset of each project. Such costs vary significantly depending on, among other factors, the size of the project. We are responsible for the manufacturing costs and other associated expenses. In January 2011, we entered into a centralized energy supply contract with the General Administrative Office of Su-Tong Science and Technology Park, or the Su-Tong Master Contract, which designates us as the exclusive provider of heating, cooling and hot water systems using our GSHP systems under the EMC model, for total GFAs of 50 million square meters of buildings being built or planned to be built in the Su-Tong Park, which we refer to as the Su-Tong Project. We have commenced design, manufacturing and installation of GSHP systems for some of the buildings in the Su-Tong Park and expect to complete the installation projects for all buildings covered by the Su-Tong Master Contract by the end of 2018.

Based on our current cost structure and without taking into account the funds to be generated from our current and future EMC projects (including the contemplated energy management fees and RMB50.0 per square meter connection fee with respect to the Su-Tong Project), the related government subsidies and other income, we estimate that our total funding required for the Su-Tong Project will be approximately RMB14.0 billion (US$2.1 billion) for the next eight years. The timing of such funding requirement is subject to the development schedule of the Su-Tong Project and may be accelerated in accordance with the development schedule. We plan to use approximately US$110 million of our net proceeds from this offering to fund and expand our business under the EMC model, including the implementation of the Su-Tong Project. We believe that such net proceeds, cash generated from our operations and cash available to us will satisfy a significant portion of the funding needs of the Su-Tong Project. However, given the funding requirements of our EMC model, we will require significant additional funding to fulfill our obligations in connection with the Su-Tong Project and implement our expansion strategy. We may also require additional cash resources due to changing business conditions or potential investments or acquisitions we may pursue. To meet our funding requirements, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or equity-linked securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree on operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. In addition, our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising and debt financing activities; and

•	economic, political and other conditions in China and elsewhere.

Any failure by us to raise additional funds on terms favorable to us, or at all, could:

•	cause a delay in fulfilling, or an inability to fulfill, the Su-Tong Project as agreed upon with the administrator of the Su-Tong Park, which may cause us to be liable for claims for losses as a result of our breach of the Su-Tong Master Contract or the EMCs we may subsequently enter into with the occupants in the Su-Tong Park; and

•	limit our ability to expand our business operations and harm our reputation and overall business prospects.

The expansion of our business is substantially dependent upon the Su-Tong Project and any adverse change relating to the development or the prospects of the Su-Tong Project or Su-Tong Park or our failure to perform our obligations under the Su-Tong Master Contract may cause significant fluctuation or decline in our financial condition and results of operations, and have a material adverse effect on our business and prospects.

We expect that a significant number of our EMC installation projects in the next few years will be located in the Su-Tong Park and the total funding required for this project is significant. Due to the anticipated concentration of our EMC projects in the Su-Tong Park, which is still at an early stage of development, and future revenues to be derived from customers located in the Su-Tong Park, any one or more of the following events, among others, could cause material fluctuations or declines in our financial condition and results of operations, and have a material adverse effect on our business and prospects:

•	reduction, delay or cancellation of development of all or a part of the Su-Tong Park;

•	an insufficient number of occupants or the level of usage by end users in the Su-Tong Park;

•	delay or failure by us to enter into specific EMCs with occupants in the Su-Tong Park on terms acceptable to us, or at all;

•	the availability to occupants in the Su-Tong Park of a more cost effective heating, cooling and hot water supply system;

•	default by the occupants of our systems in the Su-Tong Park on their EMCs with us;

•	change of natural or man-made conditions that make the installation or operation of GSHP systems in Su-Tong Park economically or otherwise unfeasible;

•	failure to recover the upfront cost or inability to recoup our investment; and

•	delay or failure on the part of the administration office of the Su-Tong Park, an entity controlled by the PRC government, in carrying out its obligations under the Su-Tong Master Contract.

In addition, as we commit a large amount of our funds and other resources to carry out the Su-Tong Project, we may not have sufficient resources to develop and undertake projects located elsewhere, which could restrain our expansion plans and increase our dependence on the Su-Tong Project.

Further, if we fail to perform our obligations under the Su-Tong Master Contract, we may be held liable for losses incurred, in connection with our failure to perform, by the Su-Tong Park, its occupants, and potentially other third parties, which may materially adversely affect our business, financial conditions and results of operations.

Failure to manage our growth could strain our management, operational and other resources and materially and adversely affect our business, financial condition and results of operations.

We have grown rapidly since our inception. Our strategies include, among other things, further penetration and expansion of our target market and investment in additional personnel to support our business growth. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. To accommodate our growth, we anticipate that we will need to significantly expand, train, manage and motivate our workforce. We also will need to enhance our engineering and design capabilities, improve and expand our manufacturing capabilities, strengthen our financial and management controls and increase our marketing, sales and sales support activities. All of these expansion plans will require substantial management effort and skills and require significant additional expenditures. Any failure to manage our growth effectively may have a material adverse effect on our business, financial condition and results of operations.

If we fail to expand and maintain sufficient manufacturing capacity or control the quality of our Nobao-branded GSHP modules, our business, financial condition and results of operations could be materially adversely affected.

Although we plan to use a certain portion of our net proceeds from this offering to expand the manufacturing capacity at our facilities, we only commenced manufacturing of our Nobao-branded GSHP modules in the fourth quarter of 2009 and we may not have sufficient manufacturing capacity to meet demand for our solutions, which may result in our inability to complete our installation projects on the anticipated timetable or within budget. We may also experience quality control issues as we implement manufacturing upgrades and ramp-up production. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities. Also, if we fail to successfully gauge future demand for our business, we may experience overcapacity which could negatively impact our product margins and profitability.

The actual return of our EMC projects may be lower than our targeted unlevered IRRs.

In pricing our GSHP solutions under the EMC model, we balance the potential return from a project with a need to provide competitive pricing. As a result of this balance, we intend to undertake EMC projects with targeted internal rates of return without project-level financing, or unlevered IRRs, of not less than 20% over the EMC term, unless there are strategic or other economic considerations which we believe benefit our business. The methods we use to estimate the targeted unlevered IRRs involve a number of assumptions, such as the estimated usage time of our systems by our customers, the estimated costs incurred by us to design, manufacture, install and maintain our systems, the continuous operation of our GSHP systems and the continuous payment of energy management fees by our customers over the contract periods of the EMCs. Such assumptions may not be accurate and are subject to significant uncertainties. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rates of return of our EMC projects. If these assumptions prove to be innacurate, future returns on our EMC projects may be significantly lower than initially anticipated. Earlier in our existence, we undertook certain projects with lower estimated unlevered IRRs to gain experience and establish our brand. While we generally strive to achieve these targeted returns, we cannot assure you that we will be able to consistently add projects with this targeted unlevered IRR in the future, which could materially and adversely affect our profit margins, results of operation and financial condition.

We depend on a limited number of customers for a significant portion of our revenues and default in payment by any of these customers may materially and adversely affect our liquidity, financial condition and results of operations.

For the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011, our top five customers, although largely different in each year, in the aggregate accounted for 75.8%, 83.0%, 90.3% and 84.3%, respectively, of our total revenues. For the year ended December 31, 2010, our top five customers individually accounted for 28.8%, 26.8%, 11.7%, 11.6% and 11.3%, respectively, of our total revenues. In the quarter ended March 31, 2011, our top five customers individually accounted for 32.5%, 24.4%, 10.4%, 9.0% and 8.1%, respectively, of our total revenues. Further, we currently provide GSHP systems to a limited number of customers under the EMC model. We anticipate that our dependence on a limited number of customers under the EMC model will continue for the foreseeable future, particularly in light of the Su-Tong Project. We cannot assure you that our customers will not default or delay in honoring their payment obligations, particularly given our limited operating history. Adverse conditions in the economy or other factors beyond the control of our customers may cause our customers to fail or become unable to make the payments, and if that occurs, our liquidity, financial condition and results of operations may be materially and adversely affected.

Under our EMC model, there is a significant delay between when we recognize revenue and when we receive cash payments. If our customers fail to pay us the energy management fees as scheduled or otherwise fail to meet their financial obligations, our liquidity, financial condition and results of operations could be materially and adversely affected.

Under our EMC model, we typically recognize, during a relatively short period of time, design, manufacturing and installation revenues, a substantial portion of the present value of the energy management fees to be received by us over the term of the contract ranging from 10 to 25 years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition.” At the time we recognize this revenue, we have usually not received any payment of the energy management fees from such customers. Thus, our trade and other receivables and finance lease receivables, representing the recognized but uncollected EMC revenues, have been and will remain substantial. Consequently, if a customer defaults or delays in fulfilling its payment obligation of the energy management fees, we may have to take a provision for the related loss, which may materially and adversely affect our financial condition and results of operations. If a customer breaches the contract, we may not be able to fully recoup our initial investment in the project. A number of factors, such as new HVAC technologies, a substantial decrease in electricity prices, and change of ownership or the intended use of the premises may cause our customers’ failure to pay us the prescribed energy management fees and to seek alternative HVAC solutions. Any credit default or delay in fulfilling the payment obligations under our EMCs by our customers may materially and adversely affect our liquidity, financial condition and results of operations.

If we are unsuccessful in installing, operating and maintaining a new model of our GSHP systems in the Su-Tong Park, our business, prospects, financial condition and results of operations could be adversely affected.

Before the commencement of the Su-Tong Project in January 2011, the vast majority of the GSHP systems we have installed, operated and maintained use U-shaped polyethylene pipes, or PE pipes, vertically buried underground to exchange heat. Under the Su-Tong Master Contract, we plan to, for the first time, install U-shaped closed-loop PE pipes to exchange heat with a body of water sourced from the Yangtze River near the Su-Tong Park. We anticipate the GFAs of such buildings will constitute less than 15% of the GFAs of all of the buildings in which we will install our systems in the Su-Tong Park. Although the components and technical specifications of this type of GSHP system are similar to the systems we use elsewhere and the application of such systems is limited to a small number of buildings in the Su-Tong Park, we cannot assure you that our prior experience in installing, operating and maintaining GSHP systems is readily transferable to this new model. In addition, since we need to build pipes and water ponds to source the water in the Yangtze River for heat exchange, our cost of installation of such systems may increase significantly. Further, the installation and maintenance of this new model of our GSHP systems may be adversely affected by unforeseen conditions of the Yangtze River, such as flooding, drought, pollution and contamination. If this new model does not work as intended, we may incur additional maintenance, repair and replacement costs and may be held liable for breach of the Su-Tong Master Contract and losses incurred by our customers and other occupants in the Su-Tong Park, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

We currently rely primarily on trade secrets to protect our proprietary know-how; our failure to adequately protect such know-how may materially and adversely affect our business, financial condition, results of operations and prospects.

Our proprietary know-how, including our proprietary control software and system architecture, is critical to our success. Although we have applied for eleven patents in the PRC for some of our technologies and obtained PRC utility model patent certificates for five of them, there is no assurance that the remaining six applications will be granted. As such, we currently rely primarily on trade secret protection and contractual restrictions to protect our proprietary know-how. However, trade secrets are difficult to protect, particularly in China, because it would be difficult to prove or enforce a claim that a third party has illegally obtained and used our trade secrets. In addition, China has historically provided less protection to a company’s trade secrets and other types of intellectual property than the United States. Any enforcement efforts may also be expensive and time-consuming, and may result in an unfavorable outcome. Further, our competitors may independently develop technologies that are similar or equivalent to our trade secrets, in which case we would not be able to enforce our trade secrets and we may be prohibited from using our know-how. We may also be unable to obtain the licenses to use such know-how from these companies on favorable terms or at all. If we are unable to protect or use our proprietary know-how, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have a material adverse effect on the price of our ADSs.

Our results of operations may fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Some of these fluctuations are attributable to the early stage of China’s GSHP industry and our limited operating history, as we do not have an established quarterly track record. Other factors that may affect our results of operations on a quarter-to-quarter basis include:

•	the timing of completion of installation of our EMC and EPC projects;

•	general economic conditions in China;

•	conditions in the building market in China;

•	the mix of business under the EMC and EPC models;

•	availability of funding to us to develop our business;

•	our ability to increase our manufacturing capacity;

•	electricity costs;

•	price competition;

•	installation costs we incur in association with EMC and EPC projects; and

•	seasonality.

An adverse impact from one or more of these factors could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

The GSHP market in China is highly fragmented and rapidly evolving. Although we believe that we are the only fully-integrated GSHP clean energy management solutions provider with EMC as its core business model, we compete with a variety of companies in the Chinese market, many of which are striving to expand their geographic coverage. According to Roland Berger, some companies are able to provide GSHP-based solutions using EMCs. Our main competitors also include numerous small- and medium-sized Chinese companies that provide GSHP-related design and installation services to customers in China under an EPC model. We may also face competition from conventional HVAC system manufacturers, which may enter into China’s GSHP market in the future.

We face intense competition based on a number of factors, including technology, quality, pricing, timeliness, and geographic coverage. Some of our competitors have longer operating histories, better economies of scale, greater name recognition, larger customer bases and greater financial, sales and marketing, production, technological or other resources and experience than we do. Our competitors’ greater size in some cases provides them with greater pricing flexibility and a competitive advantage with respect to production costs due to greater economies of scale enabling them to purchase components, raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours and that may render our know-how, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. In addition, new competitors or alliances among our competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors could have a material and adverse effect on our business, financial condition and results of operations.

In addition, one or more of our current or future competitors may alone or together offer similar solutions or adopt a business model similar to our EMC model. Furthermore, increased competition and price pressure could have a material and adverse effect on our business, financial condition and results of operations.

We face competing technologies on renewable energy and conservation of energy, and if new technologies are developed that are more energy-efficient or cost-effective than GSHP technologies, our business, financial condition and results of operations may be materially and adversely affected.

While we believe GSHP systems are efficient and environmentally friendly, other current or future technologies in HVAC systems may be more energy-efficient and/or cost-effective. New developments in these technologies may reduce or eliminate the competitive advantage of our systems, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets, which may have a material adverse effect on our business, results of operations and prospects.

Currently, we operate our business in 10 Chinese cities, including Shanghai, Nanjing, Kunming, Qingdao, Nantong and Jiangyin. We plan to continue to expand within China and, over time, selectively enter into other geographical markets, potentially including Europe and North America. Expanding into new geographical markets imposes additional burdens on our engineering, sales, marketing, maintenance and general managerial resources. Customer demands, regulatory environments and experience levels of installation personnel may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other regions. As a result, we may not be able to leverage our experience to expand effectively into other geographical markets. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially and adversely affected.

In addition, land and geological conditions in other geographical regions may not be as favorable for installation and maintenance of GSHP systems as compared to the geographical regions where we currently operate, in which case we may incur higher drilling and installation expenses. For example, we incurred higher-than-expected cost of sales for our EMC project in Qingdao in the quarter ended March 31, 2011 as significant drilling and piping work was necessary due to the complex underground conditions of the project site. We may not be able to pass on such increased expenses to our customers, and as a result, our growth, as well as margins and profitability could be adversely affected.

Some central- and local-level government agencies in China have adopted laws and regulations imposing permit requirements for the installation of GSHP systems. Any failure to comply with such requirements could materially and adversely affect our business, financial condition, results of operations and prospects.

According to the Measures for the Permit of Project Construction of the PRC promulgated by the Ministry of Construction (currently the Ministry of Housing and Urban-Rural Development), in 2001, the construction of any installation project with an investment amount of RMB300,000 (US$45,813) or more and with a construction area of 300 square meters or more requires a construction permit issued by the local construction authority. Under these measures, any failure to obtain a construction permit would result in the constructing entity being required to take rectification measures, including suspending the construction of the project, and paying administrative penalties of up to 2.0% of the contract price for the construction. Although we have received a written confirmation from the relevant government agency in Shanghai that our completed GSHP retrofit installation projects in Shanghai do not require such permits, some of our GSHP installations in other cities or our ongoing and future GSHP installation projects in Shanghai may require construction permits. If we are required to obtain construction permits for our installation projects in other cities or in the future, we may not be able to obtain such permits in a timely manner or at all, which may prevent us from undertaking or continuing such construction projects and adversely impact our business and our expansion plans.

In addition to the construction permit, in October 2010, three provincial authorities of Jiangsu Province, where the Su-Tong Project is located, jointly issued the Notice on Administration of Water Drawing Permit and Collection of Water Resource Fees for GSHP Systems in Jiangsu Province, which requires (i) a water resource study report be formulated and approved before we start to install any GSHP systems, (ii) a water drawing permit be obtained before we draw water from rivers, and (iii) a filing with a government agency be completed before we commence drilling. We are currently in the process of applying for such permits and making filing with the assistance of the Su-Tong Park administration office. We cannot assure you that such permits and a filing will be obtained or completed in a timely manner, or at all, which may delay or prevent us from the GSHP system installation work for the Su-Tong Project and materially and adversely impact our business and results of operation.

Furthermore, other local governments in some PRC cities, such as Beijing, Tianjin and Shenyang, have promulgated regulations with respect to the development and construction of GSHP systems installed in their respective cities. Under these local regulations, before the commencement of the installation of a GSHP system, the installer must obtain permits from various local government authorities. If we install any GSHP system in any of these cities, we will be required to obtain such permits. We cannot assure you that we will be able to successfully obtain such permits for each of our installation projects in these cities. Our failure to obtain such permits may adversely affect the expansion of our business into any of these cities and other Chinese cities that may adopt similar regulations in the future. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our GSHP systems require sufficient surface and underground space on the premises for drilling and installing underground pipes, and if we cannot find a sufficient number of projects that meet the requirements for our systems, our planned expansion may be slowed.

Our GSHP systems require sufficient surface and underground space on the premises for drilling and installing underground pipes used to exchange heat with the earth. For example, a GSHP system servicing 1,000 square meters of building space typically requires approximately 4,000 meters of polyethylene pipes to be buried underground, occupying approximately 120 square meters of surface land space. The underground pipes can be placed below empty ground, roads and lawns. However, for example, if there is an underground garage underneath the entire premises, there may not be sufficient access to soil and we will not be able to install our systems on the premises. Further, the underground pipes need to be buried beneath the earth’s surface for a vertical length ranging from 100 to 120 meters. Current and future urbanizing activities and developments, such as the construction of subway lines, or underground gas or water pipes, may affect where such pipes can be placed. As we seek to expand our business, including potential expansion into other geographical markets or locations with high building density and low surface space availability, we may be forced to abandon opportunities for these reasons. If we cannot find a sufficient number of projects that are suitable for our systems, our expansion and growth may be slowed.

We depend heavily on key personnel, in particular, Mr. Kwok Ping Sun, our chairman and chief executive officer, and the loss of Mr. Kwok Ping Sun or other key employees and senior management could harm our business.

Our key technical and senior management personnel, including Mr. Kwok Ping Sun, our chairman and chief executive officer, Mr. Ping Song, our director and vice president, Mr. E (Alec) Xu, our chief financial officer, Dr. Jian Xiong, our vice president, Mr. Tao Chen, our vice president and Mr. Jun Chen, our chief technology officer, have been critical to us, and our future success depends in significant part upon the continued contributions of such key personnel. In particular, we depend heavily on Mr. Kwok Ping Sun in many aspects of our business, including strategic direction, research and development, technology, information technology systems, business development, sales and marketing, financing and human resources. Mr. Kwok Ping Sun also possesses, and in some instances has sole possession of, our trade secrets and other proprietary know-how. Loss of service from Mr. Kwok Ping Sun will materially and adversely affect our business, financial condition and results of operations. Turnover in our other senior management or other key personnel could also significantly deplete our institutional knowledge, impair our operations and harm our business.

In addition, if any of these key personnel joins a competitor or forms a competing company, our profitability and financial performance may be adversely affected. We have entered into confidentiality, non-competition and non-disclosure agreements with all of these key personnel. However, if any dispute arises between these key personnel and us, it is uncertain, in light of uncertainties associated with the Chinese legal system, how a court would decide and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Increases in electricity usage of our GSHP modules or electricity prices may reduce our margins and profitability of our EMCs and may have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, we are responsible for all or a substantial part of the electricity costs of the GSHP modules during the contract period, which typically ranges from 10 to 25 years. As such, increases in usage of our GSHP modules beyond our original estimates when entering into the EMCs may lead to increases in electricity costs borne by us, potentially adversely affecting our profit margins. For example, between June and October 2010, the electricity costs of our GSHP modules used in some of our hotel clients were higher than those for the same period in 2009, because they experienced full occupancy during this period due to the 2010 World Expo held in Shanghai. As a result, we were responsible for higher electricity costs for these EMCs in this period than those of the same period in 2009. If similar events occur in the future or the usage of the GSHP system increase significantly due to any other reason, our cost of operating the GSHP systems under these contracts may exceed the amount of energy management fees we charge under such contracts. This could potentially result in us being locked into long-term loss generating contracts, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, for certain contracts signed before August 2009, we are also fully or partially responsible for increased electricity cost due to increases in electricity prices, or tariffs. Electricity tariffs are regulated in China. For example, in Shanghai, the tariff increased at an average compound annual growth rate of approximately 1.1% from 2004 to 2010. To date, we have not entered into any hedging or similar arrangements to protect us against such increases. However, an increase in the applicable tariff during the contract period will increase our financial burden in performing the EMCs in which we must partially bear the tariff increase. If the tariff increases substantially, our cost of operating the GSHP systems under these contracts may exceed the amount of energy management fees we charge under such contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, we are obligated to maintain the GSHP systems to provide heating, cooling and hot water to our customers. As a result, any unexpected maintenance or repair cost to our systems and, as our systems age, any reduced efficiency of the systems, will increase our cost of operations.

Under our EMC model, we are responsible for maintaining the GSHP systems to provide our customers with heating, cooling and hot water in accordance with the parameters agreed upon with our customers. Since we only completed our first project in December 2007, the performance, quality and life span of our systems have not been fully tested and we may be required to replace them or we may incur unanticipated repair costs during the contract period. Furthermore, as our equipment, such as underground pipes, ages, its performance level or efficiency may gradually be degraded and, as a result, we may incur increased operating costs. We cannot assure you that our systems will not incur substantially higher-than-expected operating, maintenance or repair costs in the future, and if that happens, it will increase our cost of operations and may have a material adverse effect on our business, financial condition and results of operations.

Under our EMC model, we may be liable for losses incurred by our customers as a result of any malfunction of the GSHP systems. These losses could also include business interruption losses, which could be substantial.

Under our EMC model, we are responsible for providing our customers with heating, cooling and hot water in accordance with agreed-upon parameters. If any of our GSHP systems does not perform in accordance with the parameters, we may be liable for the customers’ actual losses. For customers that operate businesses such as hotels, offices or shopping centers, such losses may include business interruption losses and losses of revenue, as they may be forced to shut down or reduce their operations until the GSHP systems become functional. For customers that are hospitals, the interruption of our services may cause more severe damages involving human health. Such losses may be substantial and could have a material adverse effect on our business, reputation, financial condition and results of operations.

Under our EMC model, the GSHP systems are installed on our customers’ premises and, therefore, we cannot exercise control over the access to and operations of such systems by the staff of our customers, whose negligence or willful misconduct may adversely affect our cost of maintenance, financial condition and business operations.

Under our EMC model, we have ownership of the systems installed on our customers’ premises during the term of the contract, and are responsible for the maintenance and all or substantially all of the electricity costs of our systems. Because the systems are installed on our customer’s premises, we cannot exercise control over the access to and operation of the systems and the systems may be damaged by negligence or willful misconduct by the staff of our customers or other third parties. We currently do not have insurance coverage on our installed GSHP systems. As a result of such negligence or willful misconduct, we may incur additional maintenance or repair costs and we may not be able to recover such additional costs from our customers. Such damage to our systems may have a material adverse effect on our business, financial condition and results of operations.

Our actual results may differ significantly from reported amounts as a result of changes in the facts or circumstances underlying our estimates and assumptions.

We prepare our financial statements in conformity with IFRS, which requires us to make estimates and assumptions that affect the reported amounts of our revenues and expenses during the financial reporting period. For example, our EMC revenues are calculated by applying a number of estimates and assumptions to the expected income streams over the typical contract period of 10 to 25 years. Such estimates and assumptions include the credit risks of our customers, electricity prices, electricity consumption and maintenance costs required for operating the GSHP systems. Our estimates and assumptions are based on available information and our limited operating experience. Our actual results may differ significantly from our estimates and assumptions as a result of changes in the underlying facts or circumstances, and we may be required to adjust our revenues and expenses in subsequent periods. Consequently, our results of operations and financial condition could be materially and adversely affected.

We rely on a limited number of suppliers for the key components of our Nobao-branded GSHP modules. If we cannot obtain sufficient components that meet our production standards at a reasonable cost or at all, our ability to provide our solutions, and thus our business, could suffer.

The key components used in the manufacturing of our GSHP modules are compressors, heat exchanging equipment, control systems, four-way valves, fan coil units and polyethylene pipes. We rely on a limited number of suppliers for each of the key components of our Nobao-branded GSHP modules. We may experience a shortage in the supply of certain components in the future, and if any such shortage occurs, our manufacturing capabilities and results of operations could be negatively affected. Further, if any supplier is unwilling or unable to provide us with high-quality components in required quantities and at commercially reasonable prices, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by us, which could impact our ability to source raw materials and components. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and completion of our installation projects. Moreover, these suppliers may delay shipments or supply us with inferior quality components that may adversely impact the performance of our GSHP systems. The costs of those components could increase and we may not be able to pass these price increases on to our customers. If any of these events occurs, our ability to produce our GSHP modules will be negatively affected, and thus our business, financial condition and results of operations could be materially and adversely affected.

Any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our business.

Our manufacturing operations involve the coordination of raw materials and components (most of which are sourced from third parties), production processes and distribution processes. We may experience difficulties in coordinating various aspects of our manufacturing processes, thereby causing downtime and delays. We manufacture, assemble and store almost all of our GSHP modules, as well as conduct some of our primary research and development activities, at our Jiangxi facility. We do not maintain back-up facilities and we depend on this facility for the continued operation of our business. Any interruption in production, even if temporary, or delay in delivery of GSHP modules for our installation projects could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes could materially impair our financial performance and materially and negatively affect our business.

We primarily rely on third-party contractors to install our GSHP systems. Quality problems and project delays caused by such contractors may materially and adversely affect our business, financial condition and results of operations, as well as our reputation.

We primarily rely on third-party contractors for drilling and installation of our GSHP systems. For each project, we generally assign one project manager and one engineer to supervise the work of the contractors. We have worked with several contractors who have previously completed projects for us and are familiar with our systems, but such contractors may not operate in the locations we intend to operate in the future. As our business expands, it may become increasingly difficult to find installers who are familiar with GSHP systems and able to maintain quality standards. As such, we may be forced to choose contractors not familiar with GSHP systems or whom we have not worked with before, thereby increasing the likelihood of quality problems and project delays. In addition, if any contractor causes damages to the customer’s property during the drilling and installation process, the customer may seek compensation from us which we may not be able to recover from the contractor. Any problems in the performance of third-party contractors could result in delays in the completion of projects, our inability to recognize the related revenues, significantly higher repair costs and other unexpected expenses, diversion of the attention of our personnel, customer relationship problems, refusal by customers to pay us prescribed energy management fees, loss of business opportunities and harm to our brand and reputation. Any of such problems could materially and adversely affect our business, financial condition and results of operations.

We may be unable to complete the system installation projects under the EMCs we have entered into as planned.

As of March 31, 2011, our total cumulative uninstalled GFAs, representing the GFAs of system installation work under the EMCs we had entered into but had not been completed, were approximately 1.7 million square meters. In addition, in January 2011, we entered into the Su-Tong Master Contract, which covers total GFAs of 50 million square meters of buildings planned to be built in Su-Tong Park. Installation work for the Su-Tong Project is expected to be completed by the end of 2018. However, the development schedule of the Su-Tong Project may be changed due to reasons beyond our control. Our EMC projects are contracted before the commencement of the projects and generally it may take several months to complete design and installation due to the stage of development of the projects. We estimate our inventory and staffing needs and secure subcontractors based on our cumulative uninstalled GFAs. There is no assurance, however, that all of our cumulative uninstalled GFAs will be completed as planned as a result of the contracted GFAs being reduced, construction being postponed or our customers’ potential breach of the contract with regard to payment. If any of such events occurs, our business, prospects and results of operations could be materially and adversely affected.

We cannot guarantee that we will not encounter quality problems with respect to our Nobao-branded GSHP modules, which may have a material adverse effect on our business and results of operations.

Historically, we have used GSHP modules manufactured by Glen Dimplex Group, or Dimplex, for our GSHP systems. In the fourth quarter of 2009, we started manufacturing our Nobao-branded GSHP modules at our Jiangxi facility. Since then, we have shifted rapidly to incorporate our Nobao-branded GSHP modules into our systems provided under our EMC projects, with a growing number of them installed in buildings with GFAs larger than those of our earlier EMC projects. Under our EMCs, we expect these modules to last for the term of the contract. However, due to our short history of manufacturing our own GSHP modules, we can provide no assurance that our Nobao-branded modules will not have quality problems during the relevant terms of our EMCs. In order to replace Dimplex’s GSHP modules with our own GSHP modules, we must be able to deliver quality GSHP modules on a timely and cost-effective basis. Our GSHP modules are manufactured using components that have been produced by third parties. When a problem occurs, it may be difficult to identify the source of the problem and we may not be able to recover our losses from the supplier or locate an alternative supplier for the defective component. If we experience performance or quality problems with GSHP modules manufactured by us, we may need to procure GSHP modules from Dimplex or another supplier to replace our GSHP modules, which may increase our costs, thereby causing a material adverse effect on our business, reputation, financial condition and results of operations.

Our research and development initiatives may not be successful, which may materially and adversely affect our business, financial condition and results of operations.

We continually invest in research and development efforts to increase the efficiency of our GSHP modules, allow our GSHP modules to be used in a variety of settings and projects, and decrease our manufacturing costs. These research and development initiatives may fail or may not produce the results we seek. For example, as we plan to manufacture and deploy more advanced GSHP modules with higher capacity, it may become more difficult to produce them and maintain our quality standards. We may not be able to successfully develop higher-capacity GSHP modules. If we are not successful in such research and development initiatives, we may be unable to expand our business to other geographic areas or meet the changing needs of our current and prospective customers, and our business, financial condition and results of operations may be adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

Our success largely depends on our ability to use and develop our know-how, software and product designs without infringing upon the intellectual property rights of third parties. Although we have applied for eleven patents in the PRC for some of our technologies and obtained PRC utility model patent certificates for five of them, there is no assurance that the remaining six applications will be granted. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights relevant to our product offerings may be unknown to us or may make it difficult for us to acquire a license on commercially acceptable terms.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property right infringements by suppliers of components used in our products. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits and related legal and administrative proceedings, can be both costly and time-consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business opportunities and result in our customers or prospective customers deferring, canceling or limiting their purchase or use of our products, which may have a material adverse effect on our business, financial condition and results of operations.

We may need to rely on information technology systems to monitor the performance of some of our GSHP systems, and any disruption to Internet services or software or hardware failures could harm our business.

We have developed an information technology system that allows us to monitor the performance of some of our GSHP systems. As we deploy our GSHP systems equipped with such information technology system, our business may increasingly depend upon the performance and availability of our software applications, the Internet and telecommunication services we use. Problems with our software applications, the Internet or the telecommunication services could interfere with our ability to monitor the GSHP systems and result in unsatisfactory delivery of heating, cooling or hot water to our customers or higher energy consumption, which will harm our business.

In addition, our operations depend on our ability to protect, among others, our database, computers, software, telecommunication equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunication failures. Any damage to one or more of these systems or facilities due to accidents, equipment malfunction or other causes could interfere with our ability to monitor the GSHP systems and ultimately harm our business.

We cannot guarantee that we can attract and retain highly skilled employees that we need to support our business and our planned growth.

Due to the specialized and technical nature of our business and our reliance on proprietary know-how, processes, knowledge and trade secrets, our future performance largely depends on the continued service of, and our ability to attract and retain qualified research and development, engineering, technical, marketing and support personnel. Each of our system installation projects generally requires at least a team of design engineers and one project manager. Each engineer or project manager generally works simultaneously on one or two projects. Currently we have approximately 30 engineers, technicians and project managers. In order to expand our business operations to take on more projects, we will need to attract and hire substantially more project managers, engineers and other technicians and support personnel. If we are unable to hire a sufficient number of qualified employees and retain and motivate our existing skilled employees, our operations could suffer from, among other things, deteriorating standards in installations of our systems and decreased capacity utilization at our Jiangxi facility, and our business and prospects could be materially and adversely affected.

In addition, we compete with competitors and other employers for these qualified and experienced engineering and technology personnel. Competition for such skilled personnel is intense and replacing and hiring qualified employees is difficult. In order to effectively hire and retain a sufficient number of employees with prerequisite skills, experience and education that we require to operate and expand our business, we may be required to offer higher compensation and better benefits, which could materially and adversely affect our business, financial condition and results of operations.

Further, because GSHP technology is a relatively new technology in China, engineers specialized or experienced in designing, manufacturing, installing or maintaining GSHP systems are scarce. We generally need to train newly hired engineers for up to six months before they can reach a level of productivity we demand of our engineers. If we are unable to train our newly hired engineers to keep pace with our business expansion, our operations would suffer and our business and prospects could be materially and adversely affected.

Mr. Kwok Ping Sun, our chairman and chief executive officer and 53.6% beneficial owner of our ordinary shares, has significant control and substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Kwok Ping Sun, our chairman and chief executive officer, beneficially owns 53.6% of our shares prior to this offering, and he will beneficially own approximately 34.2% of our ordinary shares following this offering, assuming no exercise of the underwriters’ over-allotment option. As a result, he has and will continue to have controlling influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ordinary shares and ADSs. Our controlling shareholder may cause us to take actions that are not in, or may conflict with, the interests of us or our public shareholders. In the case where the interests of our controlling shareholder conflict with those of our other shareholders, or if our controlling shareholder chooses to cause us to pursue objectives that would conflict with the interests of our other shareholders, such other shareholders could be left in a disadvantageous position by such actions caused by the controlling shareholder, and the price of our ADSs could be adversely affected.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and which may end up being unsuccessful.

Our growth strategy may involve the acquisition of, among others, new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions may also expose us to potential risks, including risks associated with:

•	integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

If any of these happens, it may have a material adverse effect on our business, financial condition or results of operations.

Deterioration of the relationship with our major supplier may have a material adverse effect on our results of operations.

Prior to commencement of manufacturing GSHP modules at our Jiangxi facility, we relied on Dimplex as the sole supplier of GSHP modules used in our projects. While we have shifted to incorporating GSHP modules manufactured by our Jiangxi facility into our systems, we may continue to rely on Dimplex as the supplier of GSHP modules if our customers demand Dimplex’s GSHP modules, if our manufacturing capacity cannot keep up with our business expansion or if our module’s quality does not meet our customers’ requirements. In addition, we plan to continue to use Dimplex GSHP modules for our EPC business. Any delay or disruption in the supply of GSHP modules from Dimplex or a substantial increase in the prices of Dimplex GSHP modules may delay our business expansion or result in loss of business opportunities, and could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to seasonality, which may cause our revenues and operating results to vary significantly from quarter to quarter and from year to year, which may cause volatility in the price of our ADSs.

The installation of our GSHP systems is affected by weather conditions. For example, in Shanghai and many northern cities in China, from time to time, we may be unable to perform any outdoor installation work, such as drilling and piping, when the temperature drops below zero degrees Celsius in the first and fourth calendar quarters. Further, the Chinese New Year holiday typically falls between late January and February of each year. As a result, installations may progress more slowly in the first calendar quarter, which may adversely affect our installation progress and therefore revenues recognized in that quarter. For example, our revenues for the quarter ended March 31, 2010 decreased by RMB30.3 million, or 30.5%, compared to the quarter ended December 31, 2009, primarily due to seasonality, as the Chinese New Year holiday and adverse weather conditions in the winter affected the installation progress of our EMC projects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition — EMC Revenues.” You should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance, particularly given our limited operating history. Our operating results may fall below the expectations of market analysts and investors in some future periods and may not be consistent with our past results. If this occurs, even temporarily, it could cause volatility in the price of our ADSs.

If the installation of a GSHP system for any customer is delayed for any reason, we will not be able to recognize our revenues with respect to such project and our financial condition and results of operations may be materially and adversely affected as a result.

The EMC revenues in connection with the design, manufacturing, installation and provision of equipment are recognized using the percentage of completion method. As a result, even if we have entered into an agreement under the EMC or EPC model with a customer, we do not begin to recognize our revenues with respect to such agreement until we commence the design, manufacturing and installation of our GSHP system for such customer. The commencement time of installation is typically mutually determined by our customers and us, and, for some new buildings using our solutions, is subject to the stage of completion of the construction of such new buildings, which is beyond our control. Further, if the construction of a new building is delayed, we may be forced to suspend the installation of our system. Any delay in the installation of our systems may have a material adverse effect on our financial condition and results of operations.

Our business may be adversely affected by fluctuations in the value of the Renminbi as a significant portion of our expenses relates to the purchase of modules and components priced in Euros while we receive substantially all of our revenue in Renminbi.

We receive substantially all of our revenue in Renminbi. Historically, a significant portion of our cost of sales relates to the purchase of GSHP modules from Dimplex, a European manufacturer, in Euros. In addition, certain components, such as compressors and heat exchangers, of the GSHP modules we manufacture in our Jiangxi facility, are imported from Europe. The prices of most of these purchases are denominated in Euros and we have not entered into any foreign currency hedging arrangements to protect us against fluctuations in the exchange rate. As a result, any depreciation in the value of the Renminbi against the Euro could cause a significant increase in our expenses, reduce our profitability and have a material and adverse effect on our business, results of operations and financial condition. For example, for the year ended December 31, 2010, we incurred an exchange loss on cash and cash equivalents of RMB1.5 million (US$0.2 million) as a result of the fluctuation of the exchange rate between the Euro and the Renminbi. We may experience additional net exchange losses in future periods.

Our business strategy is susceptible to fluctuations in the real estate market in China, which may materially and adversely affect our expansion plan.

Our business of providing GSHP-based solutions for new real estate projects depends substantially on the conditions of the real estate market in China. The PRC government exerts considerable direct and indirect influence on the growth and development of the real estate market through industry policies and other economic measures such as setting interest rates, controlling the supply of credit through setting bank reserve ratios and lending restrictions, taxation policies and imposing foreign investment restrictions. Investment in real estate in China has grown rapidly in the past decade, but such growth has often been accompanied by volatility in market conditions and fluctuations in real estate prices, which has led to concerns that the real estate market may be overheating and prices rising too quickly. Excessive development fueled by cheap credit could cause an oversupply of inventory leading to a significant market correction, which could materially and adversely affect the real estate development sector. Many of our recent projects are for buildings with large GFAs that are newly constructed or to be constructed. To the extent fluctuations in the real estate market significantly affect the construction of new buildings, our business may be materially and adversely affected.

Any health epidemics and other outbreaks, war, acts of terrorism or other man-made or natural disasters could severely disrupt our business operations and damage our properties.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms or other adverse weather conditions, earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Furthermore, because we own the GSHP systems installed at our customers’ premises under the EMC model, any damage to these systems as a result of any man-made or natural disasters must be borne by us. In January and February of 2008, large portions of Southern and Central China were hit by a series of snowstorms, which caused extensive damage. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in huge casualties and property damage. If any similar man-made or natural disasters were to occur in the future, our ability to operate our business could be seriously impaired.

Our business could be materially and adversely affected by the outbreak of H1N1 influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. A recent outbreak of H1N1 influenza in Mexico could widely spread to China, and there have been hundreds of confirmed cases of swine influenza in China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to conduct marketing activities or provide on-site services. Such closures, particularly if they are long term, could severely disrupt our business operations and adversely affect our results of operations.

We maintain limited or no insurance coverage to protect us against losses.

We do not maintain any insurance for the GSHP systems serviced by us under the EMC model. Any damages to these GSHP systems could make us unable to perform our contractual obligations, or require us to incur additional maintenance costs or replacement costs. We do not have adequate property or casualty insurance covering our facilities, equipment, offices or inventory. We also do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury were brought against us, or if we experience any business disruption, litigation or natural disaster, we may incur substantial costs and experience diversion of resources. Significant uninsured damage to any of our production facilities, office buildings or other assets, whether as a result of “Acts of God” or other causes, could have a material and adverse effect on our results of operations.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have imposed additional requirements on corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to add independent directors to our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risk of liability to our directors under applicable rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount or timing of additional costs we may incur.

Although our results of operations, cash flows and financial condition reflected in our consolidated financial statements include all of the expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the financial results that we would have achieved had we operated as a privately held company for all periods presented or of future results that we may achieve as a privately held company with our current holding company structure. Such variations may be material to our business.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent auditors.

Upon the completion of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act, or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports, including Form 20-F. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to the operating effectiveness of the company’s internal control over financial reporting. Under current law, we will be required to include a management report beginning with our annual report for the year ending December 31, 2012. Our management may conclude that our internal control over our financial reporting is not effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2010, we identified a material weakness and significant deficiencies in our internal control over financial reporting, some of which have not been remediated. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to completion of this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, we have identified a material weakness and significant deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The identified material weakness mainly related to: our lack of sufficient resources with appropriate levels of accounting knowledge and experience to identify, evaluate and conclude on certain accounting matters, and to prepare consolidated financial statements and related disclosures in accordance with IFRS independently.

The foregoing material weaknesses had resulted in errors in recording and accounting for, among other items, our revenue recognition on EMCs and EPC contracts, taxation (including current income tax and deferred income tax), certain financial instruments (convertible bonds, preferred shares and warrants) and certain long-lived assets. The identified significant deficiencies primarily related to: (1) our lack of an independent and effective oversight function to ensure there is adequate oversight over our internal control over financial reporting; and (2) our lack of formally documented corporate accounting policies and procedures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting” for a discussion of our efforts in remediating the material weakness and significant deficiencies in our internal control over financial reporting. We will continue to implement measures to remedy such material weakness and significant deficiencies prior to our first management report on internal control over financial reporting and our independent auditor’s attesting thereon, which will be required with our second annual report filed with the Securities and Exchange Commission. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADS. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404.

We granted employee share options in March 2010 and April 2011 and expect to grant more in the future. If we grant employee share options, restricted shares or other share-based compensation in the future, our results of operations could be adversely affected.

We adopted our 2010 Performance Incentive Plan on March 1, 2010. We are required to account for share-based compensation in accordance with IFRS 2, Share-based payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for a more detailed presentation of accounting for our share-based compensation. We granted share options in March 2010 and April 2011, and expect to grant more in the future. As a result of the grant of the share options, we incurred share-based compensation expenses of RMB45.4 million (US$6.9 million) and RMB3.2 million (US$0.5 million) in the year ended December 31, 2010 and the quarter ended March 31, 2011, respectively, and expect to incur additional share-based compensation expenses relating to our share options granted in March 2010 and April 2011, as well as share options to be granted in future periods. Such charges may have a material adverse effect on our results of operations.

Risks Related to Doing Business in China

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain the CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations and reputation, as well as the trading price of our ADSs, and could also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign

Investors, or the New M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rules, among other things, require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain the CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking the CSRC approval for their listings outside of China. The interpretation and implementation of the new regulations involve substantial uncertainties, although we do not believe that the CSRC approval is required for this offering because none of our current shareholders is a PRC company or individual. Our PRC counsel, Commerce & Finance Law Offices, has advised us that since we are not an SPV directly or indirectly controlled by PRC companies or individuals, this regulation does not require us to apply to the CSRC or other PRC regulatory agencies for an approval for this offering. However, we and our PRC counsel cannot rule out the possibility that the CSRC may disagree on this conclusion and this offering may ultimately require approval from the CSRC. If it does, it is uncertain how long it will take to obtain the approval or whether the approval could be obtained. Our failure to obtain or a delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition. A copy of the legal opinion of Commerce & Finance Law Offices, our PRC counsel, regarding application of the PRC regulation to this offering is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the SEC at www.sec.gov.

The New M&A Rules also establish additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies. Complying with the requirements of the New M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Governmental control of currency conversion may limit our ability to use our revenues.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, can be made in foreign currencies without prior approval from the SAFE or its local counterparts by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans of foreign currencies in the future. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Such restriction may also affect our ability to raise debt or equity financings and make investments outside the PRC. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 17.5% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and March 31, 2010. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1.0% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

The trading price of our ADSs is expressed in U.S. dollars. However, most of our assets, costs and expenses are expressed in Renminbi. For 2008, 2009 and 2010, all of our revenues were denominated in Renminbi from sales to domestic customers. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Before January 1, 2008, pursuant to the then applicable enterprise income tax laws in China, foreign-invested companies established in China were generally subject to a state and local enterprise income tax, or the EIT, at statutory rates of 30% and 3%, respectively, while usually could be granted various preferential tax treatments including preferential tax rates and tax holidays. Under the PRC Enterprise Income Tax Law, or the New EIT Law, and the Implementing Rules on the New EIT Law, or the Implementing Rules, both effective on January 1, 2008, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or the FIEs. The New EIT Law provides a five-year transitional period starting from its effective date for those enterprises which were established before March 16, 2007, the promulgation date of the New EIT Law, and where they were entitled to enjoy a preferential tax rate in accordance with the then prevailing tax laws or regulations. For those enterprises granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the New EIT Law. Enterprises established prior to March 16, 2007 eligible for certain prescribed preferential tax treatment in accordance with the EIT and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from January 1, 2008. Incorporated as a production enterprise with foreign investment in the PRC in 2005 and with a projected operating term of over ten years, Jiangxi Nobao is eligible from the local tax authorities to enjoy a five-year EIT holiday from the first tax profitable year, with two years exempted from EIT and followed by three years of 50% tax rate reduction of EIT. Jiangxi Nobao’s first taxable profitable year was 2007. As a result, the applicable EIT rates for Jiangxi Nobao in 2007, 2008, 2009, 2010 and 2011 are 0%, 0%, 12.5%, 12.5% and 12.5%, respectively, and the new statutory EIT rate of 25% will apply from 2012 forward. The increase in Jiangxi Nobao’s EIT rate is likely to increase our tax burden and reduce our net income.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC “tax resident enterprises” and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” for our company or our Hong Kong subsidiary. A substantial majority of the members of our management team as well as the management team of our Hong Kong subsidiary are located in China. Although we cannot assure you that the PRC tax authorities would agree with our conclusion, we do not believe that our company or our Hong Kong subsidiary should be considered a PRC tax resident enterprise. If, however, our company or our Hong Kong subsidiary is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our Hong Kong subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which regulate the remittance of dividends, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors may be imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to a special tax arrangement between Hong Kong and China, such rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. According to

Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, although our PRC subsidiaries are currently wholly-owned by Eastern Well, our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to our Eastern Well because our Eastern Well may not qualify as a beneficial owner.

Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances.

Further, according to the Circular on Issues Concerning Outward Remittance of Profit, Stock Dividends and Stock Bonuses Processed by Designated Foreign Exchange Banks, or Circular 29, issued by the SAFE on September 22, 1998, and amended on September 14, 1999, a foreign-invested enterprise whose registered capital has not been fully paid as provided by the terms of its articles is not allowed to remit its profits or dividends abroad unless a special approval by the SAFE is granted. Circular 29 limits the ability of our PRC subsidiaries to remit funds to us, which could materially and adversely limit our ability to expand our business, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. This government involvement has been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry in China or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be materially and adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The

PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully-integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or Circular 75, requiring PRC residents, whether legal persons or individuals, to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore SPV.” In Circular 75, the term “PRC legal persons” refers to those entities with legal person status or other economic organizations established within the territory of the PRC, while the term “PRC individual residents” includes all PRC citizens (also including abroad PRC citizens) and foreigners, who habitually reside in the PRC for economic benefit. In addition, any PRC resident that is a shareholder of an offshore SPV is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In 2009, the SAFE issued an internal notice to its local branches on the operating rules with respect to the administration of foreign exchange under capital accounts. This internal notice provides for detailed operating processes and specific instructions for the SAFE registration under Circular 75. We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under the Circular 75. The failure of these shareholders and/or beneficial owners to timely register with the SAFE or amend their SAFE registrations pursuant to the Circular 75 or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the Circular 75 may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

PRC regulation of loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with Chinese regulations relating to employee share options or shares granted by offshore SPVs or offshore listed companies to Chinese citizens.

On December 25, 2006, the People’s Bank of China issued the Administration Measure for Individual Foreign Exchange, and its corresponding Implementation Rules were issued by the SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its local counterpart. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted share options or shares will be subject to the Stock Option Rule when we become an offshore listed company. After the employees exercise their options, they must apply for an amendment to the registration with the SAFE. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulations — Regulations Relating to Employee Share Options.”

Our current employment practices may be restricted under the Labor Contract Law of the PRC and our labor costs may increase as a result.

China adopted the Labor Contract Law effective on January 1, 2008. On September 18, 2008, the PRC State Council issued the Implementing Rules for the PRC Labor Contract Law. The Labor Contract Law and its implementing rules impose requirements concerning, among others, the types of contracts to be executed between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementing rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with our employees in the employment contracts or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not determine that we have not been in compliance with certain laws or regulations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading market for our ADSs may not develop after this offering. As a result, you may not be able to resell your ADSs at or above the price you paid, or at all and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs could be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose part or all of your investment in our ADSs.

The market price for our ADSs may be volatile, which could result in substantial losses to investors.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other GSHP manufacturers and clean energy management solutions providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Renminbi and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.17 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of March 31, 2011, after giving effect to the conversion of the outstanding series A shares and series A-1 shares into ordinary shares upon the closing of this offering, concurrent private placement and this offering, and the assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 73.9% of our outstanding shares, assuming no exercise by the underwriters of their option to purchase additional ADSs. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon the completion of this offering, we will have 327,270,776 ordinary shares outstanding, including 67,200,000 ordinary shares represented by 11,200,000 ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. This number of outstanding ordinary shares also includes 93,597,200 ordinary shares convertible from all outstanding series A and series A-1 shares, and 15,000,000 ordinary shares to be issued to GIC in connection with our concurrent private placement, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price. See “Underwriting — Concurrent Private Placement.” All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, both China Environment Fund III, L.P. and SLP Noble Holdings Limited, holders of our series A shares and series A-1 shares, respectively, which will be automatically converted into ordinary shares upon the completion of this offering, have the right to cause us to register the sale of shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same ability to exercise voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which will contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not timely provide voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not timely provide voting instructions, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	voting at the meeting takes place by show of hands;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material and adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if such distribution is unlawful or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary will not make a distribution if it determines that it is unlawful or impracticable to make such distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities that may be received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is unlawful or impracticable for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Cayman Islands or PRC court in the event that you believe that your rights have been infringed upon under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. There is no statutory recognition in Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

We currently do not intend to follow the New York Stock Exchange requirements that a majority of our directors consist of independent directors or that the board of directors implement a nominating committee. This may afford less protection to the holders of our ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a board of directors with a majority of independent members and a nominating committee. As a foreign private issuer, however, we are permitted to, and we plan to, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of independent directors or the implementation of a nominating committee. Since we do not plan to have a majority of independent directors and we do not plan to have a separate nominating committee under NYSE corporate governance requirements, there will be fewer independent directors and the level of board oversight by independent directors on the management of our company may be adversely affected as a result. The board members who are not independent may cause mergers, consolidations or other change of control transactions without the consent of the independent directors, which may lead to a conflict of interest with the interest of holders of our ordinary shares and ADSs.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering, and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our articles of association may contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated articles of association will contain provisions that may limit the ability of others to acquire control of our company. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms that may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or the PFIC, for U.S. federal income tax purposes. Based on our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of the proceeds from the initial public offering of our ADSs and ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2011, we do not expect to be a PFIC for the taxable year 2011. However, there can be no assurance that we will not be a PFIC for the taxable year 2011 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. Our PFIC status for the current taxable year 2011 will not be determinable until the close of the taxable year ending December 31, 2011.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation”), you would generally be taxed at higher ordinary income tax rates, rather than lower capital gain rates, if you dispose of our ADSs or ordinary shares for a gain in a later year, even if we are not a PFIC in that year. Although you would generally be able to avoid these adverse U.S. federal tax consequences by making and maintaining a “Qualified Electing Fund” election with respect to your ADSs or ordinary shares, we do not intend to provide you with the information you would need to make or maintain such an election. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among others:

•	our growth strategies;

•	the anticipated growth of our business;

•	our future business development, results of operations and financial condition;

•	factors that may affect our future revenues and expenses;

•	our ability to enter into EMCs with customers and to carry out the EMC installation projects pursuant to the Su-Tong Master Contract or any framework agreement;

•	the future growth of our industry as a whole;

•	trends and competition in our industry; and

•	economic and demographic trends in China.

You should read thoroughly this prospectus and the documents that we reference with the understanding that our actual future results may be materially different, including worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance.

This prospectus also contains estimates, projections and statistical data related to the GSHP market in several countries, including China, from Roland Berger. This market data speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The GSHP market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the GSHP market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent required by applicable law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$121.2 million, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$12.00 per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by US$10.4 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately US$110 million to fund and expand our business under the EMC model (including the implementation of the Su-Tong Project), which requires us to commit significant amount of cash to finance the equipment, drilling and installation costs of the GSHP systems at the outset of each project; and

•	the remainder for general corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds from this offering differently than as described in this prospectus.

In using the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their respective capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Whether to distribute dividends is determined through either a resolution adopted by our board of directors at its discretion or a resolution passed at a general meeting of our shareholders. Even if our board of directors or shareholders decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors or shareholders may deem relevant. We have never declared or paid any dividends and we do not have any plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the New EIT Law effective on January 1, 2008 eliminates the prior exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax at the rate of 10% on dividend distributions to us (subject to reduction under the relevant tax treaties) or otherwise increase our tax burden.

If we pay dividends, the depositary will pay you the dividends it receives on our ordinary shares, after deducting any withholding taxes and its fees and expenses. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual consolidated basis;

•	on a pro forma basis to reflect the automatic conversion of the outstanding series A shares and series A-1 shares into 73,597,200 and 20,000,000 (based on the adjusted series A-1 conversion price), respectively, ordinary shares immediately upon the completion of this offering, as a result of which the balance of the series A shares and series A-1 shares is reduced to RMB0 and the carrying value of the series A shares and series A-1 shares of RMB1,723.9 million and RMB459.7 million, respectively, are transferred to ordinary shares, at the par value of the ordinary shares of US$0.0001 (equivalent to RMB0.0007) per ordinary share, increasing the total par value by approximately RMB61,000 for 73,597,200 and 20,000,000 ordinary shares and the reserves of approximately RMB2,183.5 million (US$333.4 million). There are no changes to any other item in the pro forma column below; and

•	on a pro forma as adjusted basis to further give effect to the issuance and sale of 11,200,000 ADSs, representing 67,200,000 ordinary shares, by us in this offering and 15,000,000 ordinary shares in our concurrent private placement at an assumed initial public offering price of US$12.00 per ADS (US$2.00 per ordinary share), the mid-point of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs, as a result of which there is an increase in the ordinary share, at the par value of the ordinary shares by an amount of approximately US$0.0001 (equivalent to RMB0.0007) per share, increasing the total par value by approximately RMB54,000 and the reserves of approximately RMB1,321.8 million (US$201.8 million). There are no changes to any other item in the pro forma as adjusted column below.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our total shareholders’ (deficit) equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2011
					Pro Forma As
	Actual		Pro Forma		Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(In thousands)

Borrowings	5,065	773	5,065	773	5,065	773
Series A redeemable convertible preferred shares (par value $0.0001 per share; 100,000,000 shares authorized, 73,597,200 shares issued and outstanding on actual basis, no shares issued and outstanding on pro forma and pro forma as adjusted basis)	1,723,906	263,260	—	—	—	—
Series A-1 shares (par value $0.0001 per share, 55,000,000 shares authorized, 18,461,343 shares issued and outstanding on actual basis, no shares issued and outstanding on pro forma and pro forma as adjusted basis)	459,650	70,194	—	—	—	—

	As of March 31, 2011
					Pro Forma As
	Actual		Pro Forma		Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(In thousands)

Shareholders’ equity:
Ordinary shares (par value $0.0001 per share; 400,000,000 shares authorized, 151,473,576 shares issued and outstanding on actual basis, 245,070,776 shares issued and outstanding on pro forma basis, and 327,270,776 shares issued and outstanding on pro forma as adjusted basis)	103	16	164	25	218	33
Reserves	210,366	32,125	2,393,861	365,570	3,715,624	567,418
Accumulated losses	(1,990,337)	(303,947)	(1,990,337)	(303,947)	(1,990,337)	(303,947)

Total shareholders’ (deficit) equity	(1,779,868)	(271,806)	403,688	61,648	1,725,505	263,504

Total capitalization	408,753	62,421	408,753	62,421	1,730,570	264,277

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same and no further conversion adjustment of our series A-1 shares, and after deduction of underwriting discounts and commissions, the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) each of reserves, total shareholders’ (deficit) equity and total capitalization by approximately RMB68.2 million (US$10.4 million).

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our Series A preferred shares, which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of March 31, 2011 represents a negative balance of approximately RMB1,779.9 million (US$271.8 million), or RMB11.75 (US$1.79) per ordinary share and US$5.38 per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all 92,058,543 outstanding preferred shares into 93,597,200 ordinary shares upon the completion of this offering, the proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the proceeds we will receive from our concurrent private placement with GIC (without giving effect to any placement fees payable by us in connection with the concurrent private placement with GIC), assuming an initial public offering price per ordinary share represented by the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2011, other than giving effect to (i) the conversion of all 92,058,543 outstanding preferred shares into 93,597,200 ordinary shares upon the completion of this offering, (ii) our sale of the ADSs offered in this offering, and (iii) the issuance and sale of our ordinary shares to GIC in our concurrent private placement, at the initial public offering price of US$12 per ADS, the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2011 would have been US$263.5 million, or US$0.81 per ordinary share and US$4.83 per ADS. This represents an immediate increase in net tangible book value of US$0.55 per ordinary share and US$3.31 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$1.19 per ordinary share and US$7.17 per ADS, or 59.7%, to investors purchasing ADSs in this offering. Further assuming the outstanding share options to purchase 4,380,650 ordinary shares we have granted under our 2010 Performance Incentive Plan were exercised in full at an exercise price below our public offering price per ordinary share in this offering, our pro forma net tangible book value as of March 31, 2011 would have been US$267.1 million, or US$0.81 per ordinary share and US$4.83 per ADS. This represents an immediate increase in net tangible book value of US$0.55 per ordinary share and US$3.31 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$1.19 per ordinary share and US$7.17 per ADS, or 59.7%, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Ordinary
	Shares	ADSs
In US$

Assumed initial public offering price	2.00 per share	12.00 per ADS
Net (negative) tangible book value as of March 31, 2011	(271.8 million )	(271.8 million	)
Pro forma net tangible book value after giving effect to the conversion of series A shares and series A-1 shares into ordinary shares upon the completion of this offering	61.6 million	61.6 million
Pro forma as adjusted net tangible book value after giving effect to the conversion of all outstanding series A shares and series A-1 shares into ordinary shares upon the completion of this offering, our concurrent private placement and this offering
	263.5 million	263.5 million
Amount of dilution in net tangible book value to new investors in the offering after giving effect to the conversion of all outstanding series A shares and series A-1 shares into ordinary shares upon the completion of this offering, our concurrent private placement and this offering
	1.19 per share	7.17 per ADS

Ordinary
Shares	ADSs
In US$

Pro forma as adjusted net tangible book value after giving effect to the conversion of all outstanding series A shares and series A-1 shares into ordinary shares upon the completion of this offering, our concurrent private placement, this offering and the exercise in full of all share options outstanding
267.1 million	267.1 million
Amount of dilution in net tangible book value to new investors in the offering after giving effect to the conversion of all outstanding series A shares and series A-1 shares into ordinary shares upon the completion of this offering, our concurrent private placement, this offering and the exercise in full of all share options outstanding
1.19 per share	7.17 per ADS

The following table summarizes, on a pro forma basis as of March 31, 2011, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

						Average
	Ordinary Shares		Total			Price per		Average
	Purchased		Consideration			Ordinary		Price per
	Number	Percent	Amount		Percent	Share		ADS

Existing shareholders	245,070,776	74.9%	US$	79.8 million	32.7%	US$	0.326	US$	1.95
New investors	82,200,000	25.1%	US$	164.4 million	67.3%	US$	2.00	US$	12.00

Total	327,270,776	100.0%	US$	244.2 million	100.0%

Further assuming the outstanding share options to purchase 4,380,650 ordinary shares we have granted under our 2010 Performance Incentive Plan were exercised in full at an exercise price below our public offering price per ordinary share in this offering, the following table summarizes, on a pro forma basis as of March 31, 2011, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

						Average
	Ordinary Shares					Price per		Average
	Purchased		Total Consideration			Ordinary		Price per
	Number	Percent	Amount		Percent	Share		ADS

Existing shareholders	249,451,426	75.2%	US$	83.4 million	33.7%	US$	0.334	US$	2.01
New investors	82,200,000	24.8%	US$	164.4 million	66.3%	US$	2.00	US$	12.00

Total	331,651,426	100.0%	US$	247.8 million	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$12.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.4 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.04 per ordinary share and US$0.24 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.13 per ordinary share and US$0.76 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and no further conversion adjustment of our series A-1 shares, and after deducting underwriting discounts and commissions and other offering expenses.

Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, this prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.5483 to US$1.00, the noon buying rate in effect as of March 31, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 6, 2011, the noon buying rate was RMB6.4925 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May (as of May 6)	6.4925	6.4931	6.4955	6.4920

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated using the average of the daily exchange rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and those securities laws provide significantly less protection to investors; and

•	Cayman Islands’ companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our special counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and/or the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, fines, penalties or similar charges, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

There is a possibility that a U.S. court judgment awarding monetary damages, which is predicated upon the civil liability provisions of the U.S. federal securities laws against the company or its directors or officers, may be determined to be a penalty or fine by the courts of the Cayman Islands and to the extent it is so determined, such judgment would not be enforceable in the Cayman Islands.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Accordingly, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statement of comprehensive income data for the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements not included in the prospectus. Our audited consolidated financial statements are prepared and presented in accordance with IFRS and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, an independent registered public accounting firm. The selected consolidated statement of comprehensive income data for the quarters ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, unaudited condensed consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

We historically prepared limited financial statements under PRC accounting standards which were used only for internal purposes and to support tax return information. We have omitted the selected financial data as of and for the years ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on an IFRS basis without unreasonable effort or expense.

	For the Year Ended December 31,					For the Quarter Ended March 31,
	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and ADS numbers and per share and per ADS data)

Consolidated Statement of Comprehensive Income Data
Revenues	3,800	39,705	165,248	346,004	52,839	68,970	184,873	28,232
Cost of sales	(8,439)	(24,606)	(91,372)	(180, 529)	(27,569)	(37,028)	(107,193)	(16,370)

Gross (loss) profit	(4,639)	15,099	73,876	165,475	25,270	31,942	77,679	11,862
Sales and marketing, administrative and research and development expenses	(1,281)	(3,758)	(10,608)	(70,592)	(10,780)	(32,275)	(11,444)	(1,748)
Other (loss) gains, net	—	(152)	5,801	3,903	596	2,330	919	140

Operating (loss) profit	(5,920)	11,189	69,069	98,786	15,086	1,998	67,154	10,255
Finance income (costs), net	5	(426)	(379,562)	(1,104,945)	(168,738)	(1,479,211)	(671,127)	(102,489)

(Loss) profit before income tax	(5,915)	10,763	(310,493)	(1,006,159)	(153,652)	(1,477,213)	(603,973)	(92,234)
Income tax benefit (expense)	1,440	(3,394)	(16,004)	(35,867)	(5,477)	(7,823)	(17,480)	(2,669)

Net (loss) income for the year/quarter, attributable to the equity holders of the Company	(4,457)	7,369	(326,497)	(1,042,025)	(159,129)	(1,485,036)	(621,453)	(94,903)

(Losses) earnings per share for (loss) profit attributable to the equity holders of the Company — Basic and diluted	(0.03)	0.05	(2.24)	(7.03)	(1.07)	(10.18)	(4.10)	(0.63)

	For the Year Ended December 31,					For the Quarter Ended March 31,
	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and ADS numbers and per share and per ADS data)

Weighted average number of ordinary shares used in (losses) earnings per share calculation — Basic and diluted	145,935,200	145,935,200	145,935,200	148,256,766	148,256,766	145,936,200	151,473,576	151,473,576
(Losses) earnings per ADS — Basic and diluted	(0.09)	0.15	(6.71)	(21.09)	(3.22)	(30.53)	(12.31)	(1.88)
Weighted average number of ADSs used in (losses) earnings per ADS calculation — Basic and diluted	48,645,067	48,645,067	48,645,067	49,418,922	49,418,922	48,645,067	50,491,192	50,491,192
Pro forma losses per share attributable to the equity holders of the Company — Basic and diluted (unaudited)(1)				(0.80)	(0.12)		(0.51)	(0.08)

Pro forma weighted average ordinary shares outstanding (unaudited)(1)				241,853,966	241,853,966		245,070,776	245,070,776

(1)	For a description of the pro forma adjustments used to calculate pro forma losses per share for the year ended December 31, 2010, see “Note 32 — Unaudited pro forma losses per share for conversion of series A preferred shares and series A-1 senior preferred shares” to our consolidated financial statements included elsewhere in this prospectus. For a description of the pro forma adjustments used to calculate pro forma losses per share for the quarter ended March 31, 2011, see “Note 18 — Unaudited pro forma balance sheet and losses per share” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	As of December 31,					As of March 31,
	2007	2008	2009	2010		2011		2011
	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
								(Unaudited Pro Forma)(1)
	(In thousands)

Consolidated Balance Sheet Data:
ASSETS
Property, plant and equipment	1,171	2,900	15,206	28,556	4,361	33,697	5,146	33,697	5,146
Trade and other receivables, current and non-current portions	719	29,221	36,984	369,959	56,497	544,913	83,214	544,913	83,214
Finance lease receivables, current and non-current portions	1,200	7,311	156,428	150,434	22,793	143,017	21,840	143,017	21,840
Inventories	6,872	5,972	45,715	48,323	7,379	48,279	7,373	48,279	7,373
Cash and cash equivalents	10,072	384	38,148	257,188	39,276	180,037	27,494	180,037	27,494

Total assets	29,630	66,256	321,583	891,490	136,141	991,301	151,383	991,301	151,383

LIABILITIES
Trade and other payables, current and non-current portions	14,173	34,894	50,214	130,338	19,904	161,727	24,698	161,727	24,698

Redeemable convertible preferred shares	—	—	493,033	1,687,979	256,774	2,183,556	333,454	—	—

Options	—	—	—	172,410	26,329	345,773	52,803	345,773	52,803

Total liabilities	22,864	75,293	567,169	2,053,105	313,533	2,771,169	423,189	587,613	89,735

Total equity (deficit)	6,766	(9,037)	(245,587)	(1,161,615)	(177,392)	(1,779,868)	(271,806)	406,688	61,648

Total equity (deficit) and liabilities	29,630	66,256	321,583	891,490	136,141	991,301	151,383	991,301	151,383

(1)	73,597,200 series A shares will automatically be converted into 73,597,200 ordinary shares at the initial conversion ratio of 1:1 and 18,461,343 series A-1 shares will automatically be converted into 20,000,000 ordinary shares as a result of adjustment of series A-1 conversion price, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, upon the earlier of (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or holders of a majority of the outstanding series A-1 shares and (ii) the closing of this offering. Accordingly, the unaudited pro forma balance sheet as of March 31, 2011 presents an adjusted financial position as if the conversion of the series A shares and series A-1 shares into ordinary shares had occurred on March 31, 2011. The termination of the series A-1 option upon the closing of this offering was not reflected in the unaudited pro forma balance sheet, as such event occurred on May 16, 2011, subsequent to the balance sheet date of March 31, 2011. As so adjusted, as of March 31, 2011, total liabilities decreased by RMB2,183.6 million (US$333.5 million), representing the carrying value of the series A shares and series A-1 shares as of that date, and equity (deficit) increased correspondingly. There is no change to any other item in the unaudited pro forma column above.

Non-IFRS Financial Data

The following measure is presented to provide additional financial information that is regularly reviewed by our management and many of our investors. However, this measure is not uniformly defined by all companies including those in our industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, the measure is derived, in part, from amounts calculated in accordance with IFRS but is not itself an expressly defined measure under IFRS. Non-IFRS measures, such as the one presented below, should not be viewed in isolation or as an alternative to the equivalent measure under IFRS.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net income (loss) excluding non-cash finance costs and share-based compensation expenses(1)	7,369	51,412	104,290	15,926	28,005	50,687	7,740

(1)	Net income excluding non-cash finance costs and share-based compensation expenses is defined as our profit (loss) for the year adding or subtracting as applicable the fair value changes of our preferred shares, warrants, options and convertible bond, the loss on the exercise of a preferred shareholder warrant, the gain on the exercise of a preferred shareholder option, the loss from issuance of our preferred shares and options, and share-based compensation expenses, in each case, if any. Net income excluding non-cash finance costs and share-based compensation expenses is used by our management to evaluate our financial performance and help determine the allocation of resources. The measure provides our management with the ability to assess our operating results under the EMC and EPC models without considering (i) fair value changes of the preferred shares, warrants, options and convertible bond, the loss on the exercise of a preferred shareholder warrant, the gain on the exercise of a preferred shareholder option, the loss from the issuance of our preferred shares and options we incurred in the past as these instruments will no longer be outstanding after the completion of this offering, and (ii) share-based compensation expenses. We believe that net income excluding non-cash finance costs and share-based compensation expenses is a key metric in analyzing our operating and financial performance and, therefore, We believe this measure provides investors with useful information about our operating and financial performance. Furthermore, net income excluding non-cash finance costs and share-based compensation expenses eliminates the impact of items that we do not consider indicative of the performance of our business under the EMC and EPC models. We believe investors will similarly use such non-IFRS financial data as one of the key metrics to evaluate our operating performance and to compare our current operating results with historical and future periods and with other comparable companies. The presentation of net income excluding non-cash finance costs and share-based compensation expenses should not be construed as an indication of our future results.

The use of net income excluding non-cash finance costs and share-based compensation expenses has certain limitations. Although we believe the excluded items are not meaningful in evaluating our current performance, the excluded items may be important in understanding and assessing our operating and financial performance if we issue preferred shares or other financial instruments, such as warrants, options and convertible bonds, in the future. If this occurs, the impact of these items likewise will not be reflected in the presentation of net income excluding non-cash finance costs. Further, share-based compensation expenses will be incurred in the future and are not reflected in the presentation of net income excluding non-cash finance costs and share-based compensation expenses. Each of these items should be considered in the overall evaluation of our results. Additionally, net income excluding non-cash finance costs and share-based compensation expenses does not consider capital expenditures and other investing activities and should not be considered a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of items excluded from this indicator and other relevant items both in our reconciliations to the IFRS financial measures included in our consolidated financial statements, all of which should be considered when evaluating our performance. The term net income excluding non-cash finance costs and share-based compensation expenses is not defined under IFRS and is not a measure of revenue, gross profit, operating profit, profit (loss) before income tax, profit (loss) for the year or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our revenue, gross profit, operating profit, profit before income tax, profit (loss) for the year or any other operating performance measure that is calculated in accordance with IFRS. In addition, our net income excluding non-cash finance costs and share-based compensation expenses may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table is a reconciliation of net income excluding non-cash finance costs and share-based compensation expenses to net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net income excluding non-cash finance costs and share-based compensation expenses	7,369	51,412	104,290	15,926	28,005	50,687	7,740
Fair value change of redeemable convertible preferred shares	—	(304,495)	(848,148)	(129,522)	(1,479,595)	(495,577)	(75,680)
Fair value change of warrants and options	—	(71,321)	(97,438)	(14,880)	—	(173,363)	(26,475)
Fair value change of convertible bond	—	(680)	—	—	—	—	—
(Loss) gain on exercise of warrant and option by our preferred shareholders	—	(1,414)	92	14	—	—	—
Loss from issuance of redeemable convertible preferred shares and options	—	—	(155,433)	(23,736)	—	—	—
Share-based compensation expenses	—	—	(45,388)	(6,931)	(33,446)	(3,200)	(489)

Profit (Loss) for the year/quarter	7,369	(326,497)	(1,042,025)	(159,129)	(1,485,036)	(621,453)	(94,903)

The following table presents selected operating data of our business under the EMC model for and as of the periods indicated.

	For the Year Ended and as of
	December 31,				For the Quarter Ended and as of March 31,
	2007	2008	2009	2010	2010	2011
	(In square meters unless otherwise indicated)

Installed GFAs(1)	1,500	84,676	227,659	559,810	96,442	315,738
Contracted GFAs(2)	36,500	249,001	429,000	1,463,084	250,000	670,611
Cumulative contracted GFAs(3)	36,500	285,501	714,501	2,177,585	964,500	2,848,196
— Cumulative installed GFAs(4)	1,500	86,176	313,835	873,645	410,278	1,189,383
— Cumulative contracted but uninstalled GFAs(5)	35,000	199,325	400,666	1,303,940	554,222	1,658,813

(1)	Represents the GFAs of buildings for which we have completed 100% of the design, manufacturing and installation of our systems in the periods indicated and the prorated GFAs of buildings proportionate to the percentage of completion of design, manufacturing and installation of our systems in the periods indicated. For each project under design, manufacturing and installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of design, manufacturing and installation during such period (calculated based on the cost of design, manufacturing and installation incurred during such period as it relates to the total costs of design, manufacturing and installation of the project) by the GFAs of the corresponding building(s) as provided in the EMC(s).

(2)	Represents total GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into in the period indicated, regardless of whether we have commenced installation.

(3)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into as of the end of each period indicated, regardless of whether we have commenced installation.

(4)	As of the end of each period indicated.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of each period indicated.

The following table presents selected operating data of our EMC projects in operation during the periods indicated.

	For the Years Ended
	December 31,
	2009	2010

Number of full-year EMC projects(1)	3	10
— New building projects	1	3
— Building retrofit projects	2	7
GFAs of full-year EMC projects (in square meters)	36,500	211,348
— New building projects	1,500	85,348
— Building retrofit projects	35,000	126,000
Total net proceeds of full-year EMC projects (RMB in thousands)(2)	1,173	12,940
— New building projects	196	9,435
— Building retrofit projects	977	3,505
Net proceeds per square meter of full-year EMC projects (in RMB)(3)	32.1	61.2
— New building projects	130.8	110.5
— Building retrofit projects	27.9	27.8

(1)	Represents our installed EMC projects that were in commercial operation during the entire year indicated. We did not have any such projects in 2008. For 2009, the new building project was Jutailong Home Furnishing Center and the building retrofit projects were Donghu Hotel and Dahua Hotel. For 2010, the new building projects were Jutailong Home Furnishing Center, certain buildings in Oriental Global Business Center — Shanghai Yongyuan Real Estate Co., Ltd. and certain buildings in Oriental Global Business Center — Shanghai Light Industry and Metalware Co., Ltd., and the building retrofit projects were Donghu Hotel, Dahua Hotel, Minhang Hotel, Longbai Hotel, Xinyuan Hotel, Jinshajiang Hotel and Dongjiao Hotel. For details of these projects, see “Business — Our Solutions — EMC Model — Contracted EMC Projects in Operation.”

(2)	Represents the total energy management fees we are entitled to receive under the corresponding EMCs net of the electricity costs incurred by our GSHP systems and borne by us. We have received such total net proceeds.

(3)	Represents the total net proceeds of the full-year EMC projects divided by the GFAs of EMC projects with at least one year of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes prepared in accordance with IFRS included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading provider of fully-integrated energy management solutions in China utilizing GSHP technologies. Our GSHP systems take advantage of the constant moderate underground temperature to boost efficiency and reduce energy consumption, thereby significantly reducing operational costs and greenhouse gas emissions, as compared to conventional HVAC and hot water systems.

We offer our solutions for buildings primarily through EMCs, using our Nobao-branded GSHP modules. We focus on providing our solutions for commercial buildings. As of December 31, 2010, we were the largest EMC-focused provider of GSHP energy management solutions in China in terms of cumulative GFAs covered by installed EMC solutions. As of March 31, 2011, we had entered into EMC projects to provide our GSHP systems to buildings with total GFAs of over 2.8 million square meters, including installed GFAs of approximately 1.2 million square meters. Currently under the EMC model, we provide upfront design, manufacturing and installation of the GSHP systems and bear, in most cases, post-installation electricity costs related to the operation of our systems, and provide long-term maintenance services to our customers. Our customers pay for our solutions in the form of fixed or variable fees, or the energy management fees, typically on a monthly basis over the period of the contract, which is typically lower than their actual or projected energy costs for operating conventional HVAC and hot water systems. We are responsible for all costs incurred in connection with the design, manufacturing and installation of the GSHP systems on our customers’ premises. The energy management fees are individually negotiated with our customers and typically calculated on the basis of the gross floor areas, or GFAs, of the buildings we serve. Our EPC revenues are derived from design, sales and installation of GSHP systems.

Our EMC revenues are primarily composed of three parts: (i) revenue from design, manufacturing, installation and provision of GSHP systems, (ii) interest income from finance lease, or interest income, and (iii) maintenance revenue. From the IFRS perspective, we transfer substantially all the risks and rewards incidental to ownership of the GSHP system to our customer upon the completion of system installation. Revenue from design, manufacturing, installation and provision of GSHP systems is recognized using the finance lease model and based on the percentage of completion method over the manufacturing and installation period, even though we may not have begun to receive any cash payments under the related EMCs. Interest income is recognized following completion of the system installation over the EMC term with the amount recognized based on a fixed effective interest rate. Maintenance revenue generally represents the estimated cost of maintaining the system plus a margin. Our EPC revenue is recognized from the sale of our systems and the related installation by reference to the stage of completion of the contract activity at the end of each reporting period using the percentage of completion method. See “— Critical Accounting Policies and Estimates — Revenue Recognition.”

Because a significant portion of the energy management fees under our EMCs are recognized as revenues over the system design, manufacturing and installation period, our trade receivables and finance lease receivables are substantial and have increased significantly due to the growth of our business. As of December 31, 2010 and March 31, 2011, our amounts due from customers for contract work with respect to the EMC and EPC models, which constitute a significant portion of our trade and other receivables, were RMB350.1 million (US$53.5 million) and RMB529.8 million (US$80.9 million) respectively, and our finance lease gross receivables with respect to the EMC model were RMB241.9 million (US$36.9 million) and RMB222.6 million (US$34.0 million), respectively. Typically, once installation is completed under our EMC model, the amounts due from customers for contract work are transferred to and accounted for under finance lease receivables.

As of March 31, 2011, we had entered into 26 EMCs, covering contracted GFAs of 2,848,196 square meters. Our cumulative installed GFAs as of March 31, 2011, representing the GFAs of buildings where we had completed installation and prorated GFAs of partially installed buildings, were 1,189,383 square meters. The following table presents certain selected operating data relating to the GFAs that our EMC model covered for and as of the periods indicated.

	For the Year Ended and as of December 31,			For the Quarter Ended and as of March 31,
	2008	2009	2010	2010	2011
	(In square meters unless otherwise indicated)

Installed GFAs(1)	84,676	227,659	559,810	96,442	315,738
Contracted GFAs(2)	249,001	429,000	1,463,084	250,000	670,611
Cumulative contracted GFAs(3)	285,501	714,501	2,177,585	964,500	2,848,196
— Cumulative installed GFAs(4)	86,176	313,835	873,645	410,278	1,189,383
— Cumulative contracted but uninstalled GFAs(5)	199,325	400,666	1,303,940	554,222	1,658,813

(1)	Represents the GFAs of buildings for which we have completed 100% of the design, manufacturing and installation of our systems in the periods indicated and the prorated GFAs of buildings proportionate to the percentage of completion of design, manufacturing and installation of our systems in the periods indicated. For each project under design, manufacturing and installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of design, manufacturing and installation during such period (calculated based on the cost of design, manufacturing and installation incurred during such period as it relates to the total costs of design, manufacturing and installation of the project) by the GFAs of the corresponding building(s) as provided in the EMC(s).

(2)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(3)	Represents total GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into as of the end of each period indicated, regardless of whether we have commenced installation.

(4)	As of the end of each period indicated.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of each period indicated.

After we commenced commercial operations in June 2007, we initially grew our business primarily through undertaking building retrofit projects, leveraging our seamless conversion technology. As our business has grown and our technologies, track record and brand have become more recognized, we have started to undertake, in addition to building retrofit projects, more new building projects with larger GFAs. We believe the new building projects with larger GFAs have the benefit of economies of scale. The average GFAs per project covered by our EMCs that we entered into in 2008, 2009, 2010 and the quarter ended March 31, 2011 were 41,500, 85,800, 182,886 and 167,653 square meters, respectively. As we have expanded the number of EMCs and GFAs we serve, we have accumulated substantial industry knowledge and achieved increased operational efficiency.

In January 2011, we entered into a centralized energy supply contract, or the Su-Tong Master Contract, with the administrator of Su-Tong Science and Technology Park, or the Su-Tong Park, an urban development project located in Nantong, Jiangsu Province. New buildings are being built or planned to be built in the Su-Tong Park, including factories, warehouses, hotels, shopping malls, hospitals, schools, offices and residences. Under the Su-Tong Master Contract, we are designated by the park administrator as the exclusive provider of heating, cooling and hot water systems, using our GSHP systems under the EMC model, for new buildings with total GFAs of 50 million square meters in the Su-Tong Park, which we refer to as the Su-Tong Project. Under the Su-Tong Master Contract, other than for the buildings owned by the park administrator, we need to enter into specific EMCs with occupants of the Su-Tong Park to provide our energy management solutions. We have commenced installation for some of the buildings in the Su-Tong Park and expect to receive energy management fees after our GSHP systems in those buildings are installed and put in use. The Su-Tong Park will be developed in stages and we expect to complete the installation projects for all buildings covered by the Su-Tong Master Contract by the end of 2018. For certain buildings within the Su-Tong Park, estimated to constitute less than 15% of the GFAs in the Su-Tong Project, we plan to use a new model of our GSHP systems that will require the use of U-shaped closed loop PE pipes to exchange heat with a body of water sourced from the Yangtze River near the Su-Tong Park. Although the design of this new model is similar to our existing closed-loop GSHP systems, the Su-Tong Project will be our first project to use this model. If this new model of GSHP system does not work as intended, we may incur additional maintenance, repair and replacement costs and may be held liable for breach of the Su-Tong Master Contract and losses incurred by our customers and other occupants in the Su-Tong Park, which may have a material adverse effect on our business, prospects, financial condition and results of operations. For a discussion of the potential risks relating to the Su-Tong Project, including our use of this new model of our closed-loop GSHP systems, see “Risk Factors — Risks Related to Our Company and Our Industry.”

In addition to our EMC business, we also derive revenues from EPC sales, under which we design, sell and install GSHP systems for our customers without a long-term energy management contract. Our EPC revenues represented only a small portion of our total revenues in 2008, 2009, 2010 and the quarter ended March 31, 2011.

We have experienced significant growth in our business since we commenced operations in June 2007. Our cumulative installed GFAs under EMCs as of December 31, 2008, 2009 and 2010 and March 31, 2011 were 86,176, 313,835, 873,645 and 1,189,383 square meters, respectively. Our total revenues increased from RMB39.7 million for the year ended December 31, 2008 to RMB165.2 million for the year ended December 31, 2009 and RMB346.0 million (US$52.8 million) for the year ended December 31, 2010. Our total revenues for the quarter ended March 31, 2011 were RMB184.9 million (US$28.2 million), compared to RMB69.0 million for the same quarter in 2010. Our net income for the year ended December 31, 2008 was RMB7.4 million. For the years ended December 31, 2009 and 2010, we had net losses of RMB326.5 million and RMB1,042.0 million (US$159.1 million), respectively, primarily due to the non-cash finance costs and share-based compensation expenses we incurred in those periods. Our net income excluding non-cash finance costs relating to preferred shares, warrants and options to acquire preferred shares and share-based compensation expenses increased from RMB7.4 million for the year ended December 31, 2008 to RMB51.4 million for the year ended December 31, 2009 and RMB104.3 million (US$15.9 million) for the year ended December 31, 2010. For the quarter ended March 31, 2011, we had a net loss of RMB621.5 million (US$94.9 million), including net finance costs of RMB671.1 million (US$102.5 million) mainly as a result of the fair value changes of our preferred shares and options, compared to a net loss of RMB1,485.0 million in the same quarter in 2010, including net finance costs of RMB1,479.2 million mainly as a result of the fair value change of our preferred shares of RMB1,479.6 million and share-based compensation charges of RMB33.4 million with respect to the share options we granted in March 2010. Our net income excluding non-cash finance costs relating to preferred shares, warrants and options to acquire preferred shares and share-based compensation expenses increased from RMB28.0 million for the quarter ended March 31, 2010 to RMB50.7 million (US$7.7 million) for the quarter ended March 31, 2011. For more information about the effect of excluding non-cash finance costs relating to finance costs and share-based compensation expenses from net income, a financial measure not prepared in accordance with IFRS, please see “Selected Consolidated Financial and Operating Data — Non-IFRS Financial Data.”

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently driving the growth of the GSHP industry in China, including the increase in GFAs of commercial and residential buildings requiring heating, cooling and hot water services and favorable government policies towards clean energy solutions providers.

Our results of operations in any period are more directly affected by company-specific factors including:

•	our ability to attract new customers with sizable buildings that can be serviced by our systems;

•	the availability and cost of funding that allows us to undertake the upfront equipment and installation costs under our EMC model, particularly in light of the funding needs of the Su-Tong Project;

•	our ability to secure contracts on terms, such as the amount of energy management fees and the length of contract periods, that are both favorable to us and acceptable to our customers particularly with respect to the Su-Tong Project;

•	the time period between entering into an energy management contract and completing the related system installation;

•	seasonality that affects our GSHP systems installation progress, such as the Chinese New Year holiday that typically falls in January and February of each year and adverse weather conditions in the winter;

•	land and geological conditions in geographical regions where we operate or plan to expand into, which could affect our installation progress and expenses;

•	the performance by our EMC customers of their obligations, such as the timely payment of the energy management fees, under the EMCs;

•	the mix of the use and nature of the properties served and to be served by our GSHP systems under our EMC model;

•	the electricity expenses incurred in connection with the usage of our GSHP systems, all or substantially all of which are borne by us under our EMC model;

•	the mix of our business under the EMC model and under the EPC model;

•	our ability to obtain or manufacture GSHP equipment on an uninterrupted and cost effective basis to effectively manage our costs of sales and operating expenses; and

•	the production capacity and utilization of our Jiangxi facility.

In the periods prior to the completion of this offering, the changes in fair values of our preferred shares, warrants, options and convertible bonds and the loss from our issuance of series A-1 senior preferred shares, or series A-1 shares, and options, which constitute most of our net finance costs, also significantly affected our results of operations. See “— Finance Costs, Net.” In the quarter ending June 30, 2011, we expect to incur additional finance costs in relation to such fair value changes, the amount of which could be significant.

Revenues

In 2008, 2009 and 2010 and the quarter ended March 31, 2011, we generated total revenues of RMB39.7 million, RMB165.2 million, RMB346.0 million (US$52.4 million) and RMB184.9 million (US$28.2 million), respectively. As we strategically emphasize our EMC model, we expect that our EMC revenues will continue to constitute a substantial majority of our total revenues for the foreseeable future.

The following table sets forth a breakdown of each of our sources of revenues:

	For the Year Ended December 31,							For the Quarter Ended March 31,
	2008		2009		2010			2010		2011
		% of		% of			% of		% of			% of
		Total		Total			Total		Total			Total
	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$		RMB		RMB	US$
	(In thousands, except percentages)

EMC revenues	35,486	89.4	136,667	82.7	333,562	50,939	96.4	61,335	88.9	184,734	28,211	99.9
EPC revenues	2,849	7.2	28,244	17.1	12,288	1,877	3.6	7,635	11.1	139	21	0.1
Sales of equipment to a party that used to be related to us	1,370	3.4	337	0.2	154	24	0.04	—	—	—	—	—

Total revenues	39,705	100.0	165,248	100.0	346,004	52,839	100.0	68,970	100.0	184,873	28,232	100.0

EMC Revenues

Our EMC revenues consist of the following three parts: revenue for design, manufacturing, installation and provision of GSHP systems, interest income from finance lease and maintenance revenue. The estimated net contract payments (representing the gross contract payments net of the estimated electricity cost) less the fair value of the maintenance revenue represents the payments for the design, manufacturing, installation and provision of equipment of the GSHP systems.

Revenue from Design, Manufacturing, Installation and Provision of GSHP Systems

Our revenue from the design, manufacturing, installation and provision of GSHP systems consist of two parts: contract revenue and electricity cost adjustment (representing the effects from differences in actual historical electricity costs and revised future estimated electricity costs).

•	Contract Revenue. For each EMC, the contract revenue is the lower of the fair value of the design, manufacturing, installation and provision of the GSHP systems and the present value of the net payments for the design, manufacturing, installation and provision of the GSHP systems. The estimated net contract payments less the estimated fair value of the maintenance deliverable represents the payments for the design, manufacturing, installation and provision of the GSHP systems. The estimated net contract payments is the gross contract payments less estimated electricity costs expected to be incurred by the GSHP systems during the EMC term and which the customer is entitled to deduct from the periodic payments. Under each of our EMC arrangements, our customer is required to pay us a fixed or a variable (with minimum usage requirements) amount of energy management fee, net of electricity costs expected to be incurred by the GSHP systems, typically on a monthly basis. See “— Critical Accounting Policies and Estimates — Revenue Recognition — EMC Revenues.” In determining the fair value of our systems and their installation in an EMC, we refer to the price of similar GSHP systems we provide to our customers under the EPC model and the GFAs serviced by our systems under the relevant EMC. The present value of the payment for the design, manufacturing, installation and provision of GSHP systems in an EMC is based on the present value of the aggregate minimum energy management fees payable by our customer during the contract period, net of the estimated electricity costs for operating the GSHP systems and the estimated maintenance revenue, discounted at the customer’s incremental borrowing rate that reflects its estimated credit rating. Such discount rates ranged from 4.9% to 8.1% for 2008, 2009, 2010 and the quarter ended March 31, 2011. For those EMCs with variable (with minimum usage requirements) energy management fee arrangements, because we only recognize revenues based on the minimum usage requirements, we expect to make adjustments in the periods subsequent to the recognition of the revenues of such EMCs based on the difference between the minimum usage amounts and the actual usage amounts. Revenue from design, manufacturing, installation and provision of GSHP systems is recognized using the percentage of completion method where the percentage of completion is measured by reference to contract costs incurred up to the reporting date as a percentage of total estimated costs for each contract. Any changes to the original estimates are reflected in our consolidated statements of comprehensive income in the period in which the circumstances that gave rise to the revision become known by us. Typically, revenue from design, manufacturing, installation and provision of GSHP systems accounts for the majority of our EMC revenues and is primarily driven by the GFAs completed or partially completed by us in the corresponding period.

•	Effects from Differences in Actual Historical Electricity Costs and Revised Future Estimated Electricity Costs, or Electricity Cost Adjustment. In determining the contract revenue, we estimate the electricity costs for operating the GSHP systems based on our experience and operating history of each EMC project that has been in operation for at least 12 months, which estimate may differ from the actual electricity cost of our systems. Were actual electricity costs to increase or decrease by 10% for the entire contract period from our estimates, with all other variables held constant, the amount of contract revenue recognized for the years ended December 31, 2008, 2009, 2010 and the quarter ended March 31, 2011 would have decreased by approximately RMB2.9 million, RMB6.1 million, RMB10.7 million (US$1.6 million) and RMB18.3 million (US$2.8 million) or increased by approximately RMB1.5 million, RMB4.2 million, RMB11.6 million (US$1.8 million) and RMB17.2 million (US$2.6 million), respectively. For each EMC project with an operating history of 12 months or more, we compare the electricity costs incurred by the GSHP systems during the past 12 months against our original estimates and record the difference in our revenues in the period we conducted such comparison. In addition, if actual electricity costs during the past 12 months differ from our original estimates by 10% or more, we would reassess our original estimates and, where necessary, revise the estimates of electricity costs of such GSHP systems for future periods. The effect from such a change in estimated future electricity costs will also be recognized in our revenues during the period in which the adjustment is made. For the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011, the electricity cost adjustment to the revenue from design, manufacturing, installation and provision of GSHP systems was to increase revenue by RMB54,000, to increase revenue by RMB69,000, to decrease revenue by RMB4.2 million (US$0.6 million) and to decrease revenue by RMB2.8 million (US$0.4 million), respectively, which accounted for approximately 0.2%, 0.1%, 1.3% and 1.5%, respectively, of our EMC revenues for these periods. The cumulative electricity cost adjustments for the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011 were to decrease revenue by RMB6.9 million, which accounted for approximately 1.0% of our cumulative EMC revenues for these periods.

Interest Income

The corresponding amount of interest income for each EMC is determined by multiplying the outstanding finance lease receivable with a fixed effective interest rate. The effective interest rate of an EMC is calculated based on the gross finance lease receivable at the inception of the EMC term, the recognized revenue on design, manufacturing, installation and provision of equipment and the term of the EMC. In the year ended December 31, 2010 and the quarter ended March 31, 2011, due to the electricity cost adjustment we made with respect to the revenue from design, manufacturing, installation and provision of GSHP systems, causing a corresponding change in the balance of the finance lease receivables as well as the effective interest rate of the related EMCs, we also made an adjustment with respect to our interest income.

Maintenance Revenue

Under the EMCs we have entered into, we are responsible for the maintenance of the systems during the entire term of the contract. Maintenance revenue is measured as estimated maintenance cost plus a margin.

EPC Revenues

EPC revenues represent revenues generated from our design, sales and installation of GSHP systems to our customers under the EPC model. EPC revenues are recognized using the percentage of completion method by reference to the stage of completion of the installation of our systems at the end of each reporting period, under which percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of total estimated costs of each contract. While the amount of EPC revenues may increase, we expect that these revenues will continue to be lower as a percentage of our total revenues than that of the EMC revenues given our strategic focus on the EMC model.

Sales of Equipment

Historically, we derived revenues from our sale of certain HVAC equipment to Shanghai Nobao Electric Appliance Co., Ltd., or Shanghai Nobao, an entity in which our chairman and chief executive officer, Mr. Kwok Ping Sun, held a senior management position prior to December 2007. Since December 2007, Mr. Sun discontinued his role with Shanghai Nobao and, since then, it ceased to be our related party. The selling prices to Shanghai Nobao were determined based on cost plus a margin.

Cost of Sales and Gross Margin

Our cost of sales primarily consists of costs directly related to the design, manufacture and installation of the GSHP systems and provision of post-installation and maintenance services, and includes primarily the costs of manufacturing GSHP equipment, payments to third-party installation companies and compensation (including share-based compensation expenses) to our employees responsible for designing, manufacturing and supervising the installation and maintenance of our systems under the EMC model or EPC model, as applicable.

In 2008, 2009, 2010 and the quarter ended March 31, 2011, our gross margins were 38.0%, 44.7%, 47.8% and 42.0%, respectively. Based on our experience in 2009, 2010 and the quarter ended March 31, 2011, our EMC model typically has a higher gross margin than our EPC model.

Our gross margins may not be comparable with the gross margins of other companies in a similar business, as other companies may not have included purchasing and receiving costs, inbound freight charges and internal transfer costs in the costs of sales (as we have done), and may have included them in other line items such as sales and marketing expenses.

Finance Costs, Net

Our net finance costs include the issuance cost of our preferred shares, warrants and options, the fair value changes of the preferred shares, warrants, options and convertible bond, loss and gains on exercise of the warrants and options held by holders of our preferred shares, loss from issuance of our preferred shares and options, financing costs and interest expenses relating to borrowings, interest income on bank deposits and net loss and gains due to exchange rate fluctuations.

The following is a breakdown of our net finance costs for the periods indicated.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Issue costs of redeemable convertible preferred shares, warrants and options	—	(879)	(1,005)	(153)	—	—	—
Fair value change of redeemable convertible preferred shares	—	(304,495)	(848,148)	(129,522)	(1,479,595)	(495,577)	(75,680)
Fair value change of warrants and options	—	(71,321)	(97,438)	(14,800)	—	(173,363)	(26,475)
Fair value change of convertible bond	—	(680)	—	—	—	—	—
(Loss) gain on exercise of the series A preferred shareholder warrant and the series A-1 second tranche option shares	—	(1,414)	92	14	—	—	—
Loss from issuance of redeemable convertible preferred shares and options	—	—	(155,433)	(23,736)	—	—	—
Financing costs relating to borrowings	(205)	—	—	—	—	—	—
Interest expense on borrowings	(1,069)	(286)	(570)	(87)	—	—	—
Interest income on cash at bank and short-term time deposit	18	36	177	27	9	114	17
Exchange gains (losses), net	830	(523)	(2,620)	(400)	375	(2,301)	(351)

Total	(426)	(379,562)	(1,104,945)	(168,738)	(1,479,211)	(671,127)	(102,489)

In January 2009, we issued a convertible bond with a principal of US$10.0 million to China Environment Fund III, L.P., or CEF, which CEF subsequently converted into our series A shares in June 2009. In June 2009, we issued 4,906,480 series A shares to CEF for total consideration of US$20.0 million, which includes US$10.0 million in cash and US$10.0 million from the conversion of the convertible bond. In connection with the issuance of our series A shares, we issued a warrant to Mr. Kwok Ping Sun, our chairman and chief executive officer, and three warrants to CEF.

In October 2010, we issued the first tranche of 5,769,231 series A-1 shares to SLP, for consideration of US$12.5 million. Under the share purchase agreement for such issuance, we granted two options, or the series A-1 options, to SLP to purchase additional series A-1 shares in two subsequent tranches at a price of US$2.1667 per share. In December 2010, SLP exercised the first series A-1 option and we issued the second tranche of 12,692,112 series A-1 shares to SLP for consideration of US$27.5 million. Before the earlier of October 21, 2012 and the completion of this offering, SLP has a right to exercise its second series A-1 option to acquire the third tranche of up to 32,307,195 series A-1 shares for a consideration of US$70.0 million at a price of US$2.1667 per share. The series A-1 shares are designated as a financial liability at fair value through profit or loss, and options are derivative financial instruments. They are initially recognized and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income. In connection with the issuance of the first tranche of series A-1 shares and the series A-1 options in October 2010, we recognized a loss of RMB155.4 million, representing the amount of the aggregate fair value of such series A-1 shares and the series A-1 options, or RMB238.8 million, in excess of the consideration we received, or RMB83.4 million, on the date of issuance. The loss was immediately expensed as finance costs in the year ended December 31, 2010. Upon the completion of this offering, we expect the second series A-1 option to be exercised by means of net share settlement in lieu of cash settlement pursuant to an amendment agreement recently entered into between SLP and us. See “Related Party Transactions — Private Placements.”

Mainly as a result of (i) the changes in fair value of our convertible bond, series A shares and warrants, and (ii) the loss incurred in connection with the exercise of a warrant issued by us, we incurred net finance costs of RMB379.6 million in 2009. In 2010, we incurred net finance costs of RMB1,104.9 million (US$168.7 million) primarily relating to (a) issuance cost of the series A-1 shares and series A-1 options, (b) fair value change of our series A shares, series A-1 shares and options, (c) gain on the exercise of the first series A-1 option, and (d) loss from issuance of series A-1 shares and options. In the quarter ended March 31, 2011, we incurred net finance costs of RMB671.1 million (US$102.5 million), primarily as a result of the fair value changes of our preferred shares of RMB495.6 million (US$75.7 million) and of the series A-1 option of RMB173.3 million (US$26.5 million), compared to our net finance costs of RMB1,479.2 million in the quarter ended March 31, 2010. Our net finance costs in the quarter ended March 31, 2010 were significantly higher than those in the same quarter in 2011 primarily due to the RMB1,479.6 million fair value change of our preferred shares in the quarter ended March 31, 2010, primarily because the anticipated price range for our planned offering in 2010 was substantially higher than that as of December 31, 2009. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss.” We do not expect to recognize any finance income or incur any finance costs associated with such fair value changes after the completion of this offering, as the warrants have been cancelled, the convertible bond was converted into our series A shares by CEF in 2009, and all of the preferred shares will be automatically converted into ordinary shares upon the completion of this offering.

Interest expenses on borrowings are in connection with third-party loans we incurred to expand our operations. As of March 31, 2011, our total outstanding borrowings were RMB5.0 million (US$0.8 million), representing a loan Jiangxi Nobao borrowed from an entity affiliated with a local government authority bearing a variable annual interest rate that equals 80% of the rate charged by the PRC’s commercial banks to enterprises (in 2010, the annual interest rate for this loan was approximately 4.3% per annum). As we expand our business operations, we may need to borrow additional funds, which would result in increased interest expenses. See “Liquidity and Capital Resources” for a discussion of additional borrowings we are pursuing.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Eastern Well, our wholly owned subsidiary, was incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2008, 2009 and 2010. Since Eastern Well had no assessable profit earned or derived from Hong Kong, it had no income subject to Hong Kong profits tax during the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011. Accordingly, Eastern Well made no provision for Hong Kong profits tax in those periods.

China

Income Tax

Our PRC subsidiaries are subject to EIT on their taxable income in China. Incorporated as a production enterprise with foreign investment in the PRC in 2005 and with a projected operating term of over ten years, Jiangxi Nobao is eligible for a five-year EIT holiday from the first tax profitable year, with two years exempted from EIT followed by three years of 50% reduction of the EIT rate. Jiangxi Nobao’s first taxable profitable year was 2007. As a result, the applicable EIT rate for Jiangxi Nobao in 2008, 2009 and 2010 and the quarter ended March 31, 2011 are 0%, 12.5%, 12.5% and 12.5%, respectively.

China passed the New EIT Law, effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor law. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits certain qualified companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises that were established before the promulgation date of the New EIT Law, where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations, are eligible for a graduated rate increase to 25% over the five-year period beginning January 1, 2008, subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 and may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. In addition, under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted certain prescribed tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first year that the New EIT Law became effective. Accordingly, Jiangxi Nobao will be subject to an EIT rate of 12.5% in 2011 under the phase-out rules, and the new statutory EIT rate of 25% will apply from 2012 onwards.

We incorporated Shanghai Nuoxin and Nantong Nobao after the effectiveness of the New EIT Law. Therefore, the applicable EIT rate for Shanghai Nuoxin and Nantong Nobao since their inception has been 25%.

Our income tax benefit (expense) consists of current income tax and deferred income tax. The deferred income tax is mainly in connection with our EMC revenues that are recognized but uncollected as a result of the difference between the revenue recognition method for EMC model and relevant tax laws, regulations and rules. See “— Critical Accounting Policies and Estimates — Current and Deferred Income Tax” below. The following table sets forth the amounts of our current income tax expenses and deferred income tax expenses both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,							For the Quarter Ended March 31,
	2008		2009		2010			2010		2011
		% of		% of			% of		% of			% of
		Total		Total			Total		Total			Total
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues	RMB	Revenues	RMB	US$	Revenues
	(In thousands, except percentages)

Current income tax expenses	—	—	(1,519)	(0.9)	(2,624)	(401)	(0.8)	(3,027)	(4.4)	—	—	—
Deferred income tax expenses	(3,394)	(8.5)	(14,485)	(8.8)	(33,242)	(5,076)	(9.6)	(4,796)	(6.9)	(17,480)	(2,669)	(9.5)

Total income tax expenses	(3,394)	(8.5)	(16,004)	(9.7)	(35,867)	(5,477)	(10.4)	(7,823)	(11.3)	(17,480)	(2,699)	(9.5)

As a Cayman Islands holding company, substantially all of our income is derived from dividends we receive from our PRC operating subsidiaries. The New EIT Law and the Implementing Rules generally apply a 10% withholding tax to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes (subject to reduction under the relevant tax treaties).

On December 30, 2010, the Ministry of Finance and the State Administration of Taxation of the PRC jointly issued a Notice on Policies of Value-added Tax, Business Tax and Enterprise Income Tax for Promoting Development of Energy-saving Service Industry, or Circular 110, which became effective on January 1, 2011. According to Circular 110, a “qualified energy-saving service enterprise,” which carries out contractual energy management projects, shall, to the extent in compliance with the provisions of the New EIT Law, be entitled to a three-year exemption from EIT on its taxable income generated from the contractual energy management projects from the first year when such projects generate operating revenue, followed by a 50% reduction of the EIT rate of 25% on its taxable income for an additional three years. Shanghai Nuoxin has made an application to local tax authorities to enjoy the benefits under Circular 110 starting from January 1, 2011.

Business Tax

We are subject to a Chinese business tax at a rate of 5% on energy management fees we receive from our customers. We book our business tax under cost of sales. The business tax is accrued based on our EMC revenues and constitutes a part of our EMC cost of sales.

Under Circular 110, a “qualified energy-saving service enterprise,” which carries out contractual energy management projects, shall be entitled to a provisional exemption from business tax in connection with its taxable income generated from contractual energy management projects. Shanghai Nuoxin has made an application to local tax authorities to enjoy the benefits under Circular 110 starting from January 1, 2011.

Share-Based Compensation

We have adopted IFRS 2, Share-Based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We did not incur any employee share-based compensation expenses in 2007, 2008 and 2009.

On March 1, 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan, and in March 2010, we granted options to purchase an aggregate of 4,635,180 ordinary shares to certain of our directors, executive officers and employees pursuant to the 2010 Plan. Due to the departure of certain employees prior to the vesting of any of their options, 1,557,060 options did not vest and, thus, our share-based compensation expenses for the year ended December 31, 2010 did not include the effect of such unvested option shares. We incurred share-based compensation expenses of RMB45.4 million (US$6.9 million) for the year ended December 31, 2010, including RMB5.0 million in cost of sales, RMB7.7 million in sales and marketing expense, RMB29.2 million in administrative expenses and RMB3.5 million in research and development expenses. For the quarter ended March 31, 2011, we incurred share-based compensation expenses of RMB3.2 million (US$0.5 million), including RMB0.2 million in cost of sales, RMB0.6 million in sales and marketing expense, RMB1.2 million in administrative expenses and RMB1.2 million in research and development expenses. We granted options to purchase an additional 1,332,530 ordinary shares under the 2010 Plan in April 2011 and expect to grant additional share options to certain of our directors, executive officers and employees in the future. The grants made in April 2011 and additional grants in the future will result in additional compensation expenses in the future relating to share options. See ‘‘— Critical Accounting Policies and Estimates — Fair Value of Share Options.”

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with IFRS, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements, and our revenues and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See Note 4 to our consolidated financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

In accordance with the IFRS, revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. We recognize revenue when the amount of the revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met as described below.

Our revenues are primarily derived from two sources: EMC revenues and EPC revenues. We recognize revenues using the guidance from IFRIC 4: Determining Whether an Arrangement Contains a Lease, IAS 17: Leases, IFRIC 15: Agreements for the Construction of Real Estate, IAS 11: Construction Contracts and IAS 18: Revenue.

EMC Revenues

To date, all of our EMC arrangements are subject to lease accounting, as they are contracts under which the customers receive the right to use GSHP systems for periodic fee payments (typically on a monthly basis) and the fulfillment of the contract is dependent on the use of a specific asset. In accordance with IFRS, our EMCs are first separated into two components to be provided to the customers: (i) the design, manufacturing, installation and provision of the GSHP systems (the lease arrangement) and (ii) the maintenance of the GSHP systems (the non-lease element). Under the EMC model, our customers pay us the fees, generally commencing from the completion of installation of the GSHP system, typically on a monthly basis over the contract period, after deducting the cost of electricity used to operate the GSHP system. The payments from customers are due upon receipt of invoices. The fixed fee contracts require our customers to pay equal periodic fee payments (typically on a monthly basis) over the contract period and the variable fee contracts require payments of fees based on the actual usage with minimum usage requirements. Contingent payments, representing the amounts exceeding the specified minimum payments, are not recognized until the actual usage exceeds the minimum usage level. The design, manufacturing, installation and provision of the GSHP systems are inseparable and considered as one unit of accounting given that the design, manufacturing and installation services (a) are customized to the specific needs of each customer, (b) affect the components and configuration of the systems to be provided, and (c) are essential to the functionality and customers’ expected use of the systems.

From the IFRS perspective, if we transfer substantially all the risks and rewards incidental to the ownership of our GSHP systems to our customers, we recognize revenue from design, manufacturing, installation and provision of GSHP systems using the percentage of completion method over the design, manufacturing and installation period. The percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of the total estimated costs for each contract. For each EMC, the revenue from design, manufacturing, installation and provision of GSHP systems is the lower of the fair value of the design, manufacturing, installation and provision of the GSHP systems and the present value of the net payments for the design, manufacturing, installation and provision of the GSHP systems. The estimated net contract payments less the estimated fair value of the maintenance deliverable represents the payments for the design, manufacturing, installation and provision of the GSHP systems. The estimated net contract payments is the gross contract payments less estimated electricity costs expected to be incurred by the GSHP systems during the EMC term and which the customer is entitled to deduct from the periodic payments. Subsequent to the commencement of the lease, interest income reflecting a fixed effective interest rate from the outstanding finance lease receivables of the GSHP systems is recognized over the remaining contract period. The effective interest rate of an EMC is calculated based on the gross finance lease receivables at the inception of the EMC term, the recognized revenue for design, manufacturing, installation and provision of the GSHP systems and the term of the EMC.

When it is probable that the economic benefit of an EMC project will flow to us but the amount of revenue cannot be estimated reliably, revenue associated with such EMC project is recognized only to the extent that costs incurred for design, manufacturing, installation and provision of GSHP systems are expected to be recoverable and costs are recognized as incurred. When the uncertainties that prevented outcome of the EMC revenue from being estimated reliably no longer exist, revenue and costs associated with such EMC project will be recognized in accordance with the percentage-of-completion method described above.

From the IFRS perspective, if we do not transfer substantially all the risks and rewards incidental to the ownership of our GSHP systems, an EMC contract is classified as an operating lease, with lease income, excluding contingent rental payments, recognized on a straight-line basis over the contract period.

The fair value of each of the GSHP systems used under our EMC model is determined with reference to the prices of similar systems we provide to our customers under the EPC model and the GFAs of the building serviced by our system under the contract. The estimated net contract payments less the estimated fair value of the maintenance deliverable represents the payments for the design, manufacturing, installation and provision of the GSHP systems. The net contract payments is calculated based on the fixed energy management fee in the case of a fixed fee contract or the variable energy management fee (based on actual usage) in the case of a variable fee contract (with minimum usage requirements per annum) less projected electricity costs. In determining the present value of the payments for design, manufacturing, installation and provision of the GSHP systems, we use the aggregate minimum energy management fees payable by our customers during the entire contract period, net of estimated electricity costs for operating the GSHP systems and the estimated maintenance revenue, discounted at the customer’s incremental borrowing rates that reflects its estimated credit rating. We adopt the following methods in estimating items that can significantly affect the amount of revenue recognized and/or timing of revenue recognition:

•	Electricity Cost. The estimated electricity costs expected to be incurred for operating the GSHP systems are estimated at the inception of the EMC based on a number of factors, including our experience and the operating history of the GSHP systems that had been in operation for a period of time, expected price increase in the cost of electricity, and estimated GSHP usage to provide the required level of heating, cooling and hot water. Actual electricity costs deducted from the monthly fees will likely differ from the estimated electricity cost. Were the electricity costs to increase or decrease by 10.0% from our estimates, with all other variables held constant, the amount of revenue recognized for the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011 would have been decreased by approximately RMB2.8 million, RMB6.1 million, RMB10.7 million (US$1.6 million) and RMB18.3 million (US$2.8 million) or increased by approximately RMB1.5 million, RMB4.2 million, RMB11.6 million (US$3.7 million) and RMB17.5 million (US$2.7 million), respectively. We monitor electricity costs incurred by our GSHP systems under the EMC model on an on-going basis. For each EMC with operation history of 12 months, we compare the electricity costs incurred by the GSHP systems and deducted from the periodic payments during the past 12 months against our original estimates and record the difference in the revenue (in revenue from design, manufacturing, installation and provision of GSHP systems and related interest income from finance lease) in the period we conducted such comparison. Considering the climatic cycle and seasonal fluctuation among different months within a year, we consider 12 months as the minimum period necessary for each EMC project to operate, before such an assessment can be made. In addition, if actual electricity costs during the past 12 or more months differ from our original estimates by 10% or more, we will assess the need to revise estimates of electricity costs of such GSHP systems for future periods. The effects from such change in estimated future electricity costs are recognized in the revenue (in revenue from design, manufacturing, installation and provision of GSHP systems and related interest income from finance lease) during the period in which the adjustment is made.

•	Discount Rates. To determine the discount rates of our EMC customers, we engaged an independent valuation consultant to assist us in assessing our EMC customers’ credit worthiness and estimate incremental borrowing rates. In assisting us with such estimation, the independent valuation consultant relied on financial information and other related data provided by us, but did not audit or independently verify such financial information and data. Although our management considered and relied in part on reports prepared by the independent valuation consultant, the determination of the discount rates of our EMC customers was made by us and not the consultant. For the years ended December 31, 2008, 2009 and 2010, the discount rates ranged from 4.9% to 8.1%, 4.9% to 8.1% and 4.9% to 8.1%, respectively. Had the discount rates been 50 basis points higher or lower for such periods, with all other variables held constant, the amount of revenue recognized for the years then ended would have been decreased by approximately RMB0.9 million, RMB3.7 million and RMB8.4 million (US$1.3 million) or increased by approximately RMB0.5 million, RMB3.4 million and RMB8.7 million (US$1.3 million), respectively. We assess, on an annual basis, the reasonableness of the above key estimates.

•	Estimated outcome of an EMC. We believe that we can reliably estimate the outcome of an EMC when all the following conditions are satisfied: (i) the total contract revenue can be measured reliably based on the terms of the EMC; (ii) it is probable that the economic benefits associated with the EMC will flow to us based on our credit assessment with respect to the customer; (iii) both the contract costs to complete the EMC and the stage of completion at the end of our reporting period can be measured reliably based on our historical experience; and (iv) the contract costs attributable to the EMC can be clearly identified and measured reliably and the actual contract costs incurred can be compared with prior estimates. During the design, manufacturing and installation of GSHP systems, we regularly monitor whether these criteria are met and change our estimates and judgments where necessary.

•	Commencement of payment by customers. Under a number of our EMCs, the customers agreed to begin paying the energy management fees to us after they have started to use our GSHP systems. We estimate the starting dates in such EMCs by taking into account the expected dates of completion of the design, manufacturing and installation of GSHP systems and expected dates on which the customers will start using the system. If there is significant delay in the customers’ commencement of usage, we will re-assess whether it is necessary to make any adjustment to the revenue and whether the outcome of an EMC project could still be reliably estimated.

•	Service lives of the GSHP systems. We believe that the GSHP systems we use for our EMC projects are capable of providing the required quality of service during the entire EMC term, which typically ranges between 10 to 25 years. This belief is based on industry information with respect to similar systems, our experience and the operating history of our GSHP systems used in EMC projects. Further, the maintenance costs expected to be incurred are estimated based on the nature of the underlying systems, industry data and management experience. Over the EMC terms, actual costs incurred will be re-assessed and adjustments, as necessary, will be recorded.

Maintenance revenue is accounted for on a straight-line basis, as maintenance service is provided to the customers ratably during the term of the EMCs. Maintenance revenue is therefore recognized as estimated maintenance cost plus a margin, which is estimated by us based on our experience and industry data relating to the maintenance of GSHP systems.

For contracts under both the EMC model and the EPC model, we present as an asset the gross amount due from our customers for all contract work in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Typically, once installation is completed under the EMC model, the related receivable is transfered to and accounted for under finance lease receivables. Progress billings not yet paid by our customers are included within “trade and other receivables.” We present, as a liability under trade and other payables, the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

When the total estimated contract cost exceeds total contract revenue, the expected loss is recognized immediately as an expense. To date, we have only recognized loss on one contract.

Any changes to the original estimates of revenues are reflected in the consolidated statements of comprehensive income in the period in which the circumstances that gave rise to the revision became known by us.

EPC Revenues

Our EPC revenues are recognized for the sale of our GSHP systems and the related installation by reference to the percentage of completion of the contract activity at the end of each reporting period using the percentage of completion method. The percentage of completion is measured by reference to the contract costs incurred up to the reporting date as a percentage of total estimated costs of each contract. The design, sale of the GSHP systems and the related installation are considered as one unit of accounting under IAS 18, as the design and installation services

(i) are customized to the specific needs of each customer, (ii) affect the components and configuration of the system to be provided, and (iii) are essential to the functionality and customers’ expected use of the systems.

Trade and Other Receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If trade and other receivables are expected to be collected within one year, they are classified as current assets. Otherwise, they are classified as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the statements of comprehensive income. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the consolidated statements of comprehensive income.

Finance Lease Receivables

As a part of the EMC model, we provide upfront design, manufacturing, installation and provision of the GSHP systems to our customers. From the IFRS perspective, a significant portion of the risks and rewards of ownership of the GSHP systems are transferred to our EMC customers, as the ownership of the systems either transfers to the customers at the end of the contract periods or the customers have the option to purchase the systems at a nominal value, and the lease term is for the major part of the economic life of the systems. Therefore, we recognize revenue from such design, manufacturing, installation and provision of GSHP systems using a finance lease model.

Accordingly, the initial amount of receivable recognized, or finance lease receivable recognized, is equal to the amount of revenue recognized from the design, manufacturing, installation and provision of the GSHP systems under the EMC model, as discussed under “— Revenue Recognition” above. The difference between such finance lease receivable recognized and the gross amount receivable under the contract represents unearned interest income, which is recognized over the term of the EMC to reflect a constant periodic rate of return.

Current and Deferred Income Tax

Our tax expense for the period comprises current and deferred taxes.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where our entities operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which the applicable tax regulation is subject to interpretation. We establish provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same tax authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fair Value of Financial Liabilities at Fair Value through Profit or Loss

The fair values of our preferred shares, warrants and options as of their dates of issue, dates of derecognizing and each reporting date were determined based on retrospective valuations performed by American Appraisal, an independent valuer, using certain valuation techniques. Determining the fair values of our preferred shares, warrants and options requires complex and subjective judgments regarding, among others, projected financial and operating results, the estimated time and amount of capital that will be available to us, our business risks, the liquidity of our shares, our operating history and our prospects as of each applicable date. In connection with such valuations and in assessing the fair values of our ordinary shares, we and American Appraisal considered the following principal factors:

•	the nature of our business and the contracts and agreements relating to our business;

•	the global economic outlook in general and the specific economic and competitive environment affecting our business;

•	the nature and prospects of the GSHP industry in China;

•	the potential growth and expansion of our operations as reflected in our projected net cash flows;

•	our business risks;

•	the discount rates to determine the present value of our projected net cash flows;

•	the terms and privileges of our preferred shares, and the impact of these terms and privileges on the allocation of our total equity value among our series A shares, series A-1 shares and ordinary shares;

•	our business plan and the estimated probabilities of certain corporate events (such as an initial public offering, a possible liquidation event and a possible redemption of our preferred shares); and

•	the estimated time to marketability for our shareholders.

We use our judgments to select a variety of methods and make assumptions that are mainly based on market conditions existing as of the applicable reporting dates. We and American Appraisal believed the discounted cash flow method, an income approach technique, followed by option pricing models to be the most relevant and reliable approach to assess our enterprise value and the fair values of our preferred shares, warrants, options and ordinary shares, because we were still in a developing stage at the time of valuations and our estimated growth rate and the structure of our future cash flows were expected to vary during the projection period. Under the discounted cash flow method, value depends on the present worth of expected net cash flows to be derived from the continued operation of our business. The financial projections we prepared for the purpose of the discounted cash flow method included our plan to achieve future capitalization targets and the expected corresponding business growth as a result of these future capitalization targets being achieved. Based on projections we prepared, indications of value were determined by discounting projected net cash flows available to holders of our ordinary shares and preferred shares to their present worth at discount rates which, in the opinion of American Appraisal, reflected the risks associated with our business. American Appraisal also considered assumptions underlying our financial projections and assessed whether these assumptions were consistent with our business plan and major business development milestones that we expected to achieve.

With respect to our entire enterprise values as well as the fair values of our ordinary shares, preferred shares, warrants and options, the key assumptions used by us and American Appraisal were:

•	Lack of Marketability Discounts, or LOMDs. Under the option pricing method, we and American Appraisal used LOMDs of 18%, 15% and 7% for the valuation of our series A shares, series A-1 shares and ordinary shares as of October 21, December 31, 2010 and March 31, 2011, respectively. The decrease of the LOMDs from 15% as of December 31, 2010 to 7% as of March 31, 2011 primarily reflected the closer proximity to this offering and the decrease in average historical price volatility of comparable companies during relevant tracking periods. Such decrease in LOMDs was also attributable to the change of the timetable of this offering, which resulted in a shorter expected time to marketability.

•	Cash Flow Projections. For the purpose of valuation, we prepared cash flow projections for the years from 2011 to 2030. For the valuations as of October 21, December 31, 2010 and March 31, 2011, the total GFAs of installation projects we expect to complete under the EMC model from 2011 to 2030 were in turn determined based on the weighted average results of three different scenarios of our projected net cash flows in the projection period, after taking into consideration, among others, the different estimated degrees of certainty and amounts of proceeds of this offering.

•	Weighted Average Cost of Capital, or WACC. The WACC applied in the income approach for our valuation as of October 21 and December 31, 2010 was 19.0%, considering that we were a private company and the prospects of this offering remained uncertain as of such dates. The WACC applied in the income approach for our valuation as of March 31, 2011 was 18.0%. The decrease of the WACC from December 31, 2010 to March 31, 2011 was primarily due to the growth of our company size considered in the WACC calculation.

The increase in the fair value of our ordinary shares during the second half of 2010 was a result of the following events in the period:

•	the increase in the GFAs of our new and prospective installation projects and our projected expansion of our customer base over the subsequent years;

•	the increase in the scale of our operations with additional customers and expanded geographic coverage in China;

•	the additional capital from SLP which enhanced our capability to expand our manufacturing capacity;

•	the rapid incorporation of our Nobao-branded GSHP modules into our systems under our EMC model; and

•	the increase in the expected probability of a successful initial public offering by our company.

Fair Value of Share Options

In March 2010, we adopted the 2010 Plan, pursuant to which we have granted and will continue to grant share options to our directors, executive officers, employees and outside advisors. The total amount expensed in connection with our share option grants is determined by reference to the fair value of the options granted, determined using the discounted cash flow method followed by an option pricing model, which:

•	includes market conditions, if any;

•	excludes the impact of any service-related and non-market performance-related vesting conditions (for example, profitability, sales growth targets and service terms); and

•	includes the impact of any non-vesting conditions (for example, the requirement for employees to continue to be employed by us).

The discounted cash flow method and key assumptions American Appraisal used to assess the fair values of our ordinary shares and options granted are substantially the same as those used to assess our series A shares, series A-1 shares and ordinary shares described above. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss.”

On March 2, 2010, we entered into option agreements with certain of our directors, officers and employees to grant options to purchase a total of 4,635,180 ordinary shares under the 2010 Plan. The exercise price of such options was US$0.82 per ordinary share. American Appraisal used the discounted cash flow method followed by option pricing models to assess our enterprise value and the fair value of our ordinary shares as of March 2, 2010. Under the income approach, the fair value of our ordinary shares as of March 2, 2010 was US$3.20 per ordinary share, which was based on (a) an LOMD of 8%, (b) an increased weighted average free cash flow projection reflecting the increase in the GFAs of building installations we expected to complete, and (c) a WACC of 18.5%, which primarily reflected the decreased size premium as of March 2, 2010 compared to December 31, 2009. Accordingly, the total share-based compensation expenses in connection with the share options we granted in March 2010 were RMB82.7 million (US$12.6 million), of which RMB45.4 million (US$6.9 million) was recognized in the year ended December 31, 2010 and RMB3.2 million (US$0.5 million) was recognized in the quarter ended March 31, 2011. See “— Share-Based Compensation.”

The total share-based compensation expenses are recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting conditions. We recognize the impact of the revision to original estimates, if any, in our income statement, with a corresponding adjustment to equity.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2010, we and our independent registered public accounting firm identified one “material weakness” and two “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient resources with appropriate levels of accounting knowledge and experience to identify, evaluate and conclude on certain accounting matters, and to independently prepare consolidated financial statements and related disclosures in accordance with IFRS. The foregoing material weakness had resulted in errors in recording and accounting for, among others, our revenue recognition on EMCs and EPC contracts, taxation (including current income tax and deferred income tax), certain financial instruments (convertible bonds, preferred shares and warrants) and certain long-lived assets. The significant deficiencies identified related to (1) our lack of an effective oversight function to ensure there is adequate oversight over our internal control over financial reporting; and (2) our lack of formally documented corporate accounting policies and procedures.

To address the weakness and the deficiencies that have been identified:

•	we have hired a chief financial officer who has 18 years of experience in the accounting and finance fields and previously served as chief financial officer of a Chinese company listed in Hong Kong before joining us;

•	we intend to, among other things:

•	strengthen and formalize the financial review processes, including the review and approval of monthly, quarterly and annual financial statements, the review and approval of budgets and the comparison of projected performance against actual performance;

•	design and adopt a set of procedures to facilitate the collection of cost and other financial information for each EMC project;

•	establish and improve formal monthly, quarterly and annual accounting closing procedures;

•	review and identify control deficiencies in inventory procurement procedures and design and implement procedures to address the deficiencies; and

•	review our tax provision and deferred tax calculation on a quarterly basis and make appropriate adjustments as needed;

•	we are actively seeking to hire additional qualified personnel with experience in accounting and internal control. Such personnel include:

•	an external reporting manager with relevant experience to focus on external reporting matters concerning public companies;

•	an internal control manager who will lead the efforts in reviewing the current system, proposing improvements and documenting procedures and policies; and

•	a revenue accountant who focuses primarily on revenue accounting;

•	we intend to arrange training for our accounting personnel on accounting-related matters, such as financial instruments and long-lived assets;

•	we are reviewing our current accounting system and policies and intend to, among other things:

•	make necessary changes for improvements after such review; and

•	formally document and implement our accounting policies and procedures; and

•	our board of directors will consider implementing procedures to enhance its involvement and oversight role in reviewing financial reports on a periodic basis.

Our Selected Quarterly Consolidated Statement of Comprehensive Income Data

The following table presents our selected unaudited consolidated quarterly statement of comprehensive income data for the nine quarters in the period from January 1, 2009 to March 31, 2011. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for fair presentation of our operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenues and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	For The Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	RMB in thousands

Revenues	17,025	21,822	27,175	99,226	68,970	49,083	53,003	174,948	184,873
Cost of sales	(13,017)	(10,482)	(16,431)	(51,442)	(37,028)	(36,065)	(23,665)	(83,771)	(107,193)

Gross profit	4,008	11,341	10,744	47,784	31,942	13,018	29,338	91,177	77,679
Sales and marketing expenses	(33)	(46)	(656)	(303)	(4,957)	(968)	(1,628)	(1,285)	(936)
Administrative expenses	(1,307)	(1,601)	(2,366)	(3,673)	(24,293)	(19,229)	(9,603)	(4,336)	(8,798)
Research and development expenses	(247)	(118)	(119)	(138)	(3,025)	(262)	(827)	(179)	(1,710)
Other (losses) gains, net	(79)	(70)	(80)	6,031	2,330	1,546	19	8	919

Operating profit (loss)	2,341	9,506	7,522	49,700	1,998	(5,896)	17,298	85,385	67,154
Finance (costs) income, net	(1,281)	(804)	(25,969)	(351,508)	(1,479,211)	913,736	(85,771)	(453,698)	(671,127)

Profit (loss) before income tax	1,060	8,702	(18,447)	(301,808)	(1,477,213)	907,840	(68,473)	(368,313)	(603,973)
Income tax expense	(780)	(2,696)	(1,962)	(10,566)	(7,823)	(1,918)	(5,360)	(20,766)	(17,480)

Profit (loss) for the quarter	280	6,006	(20,409)	(312,374)	(1,485,036)	905,922	(73,833)	(389,079)	(621,453)
Other comprehensive income	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the quarter, attributable to equity holders of the Company	280	6,006	(20,409)	(312,374)	(1,485,036)	905,922	(73,833)	(389,079)	(621,453)

Our quarterly revenues experienced continued growth in the four quarters from January 1, 2009 to December 31, 2009, as we expanded our business over these quarters. Our revenue growths in the quarters ended June 30, 2009 and December 31, 2009 were primarily attributable to the growth in our EMC revenues, which accounted for 85.2% and 92.8%, respectively, of our total revenues in these periods. The growth in our EMC revenues in these quarters was primarily attributable to the increase of the GFAs of the installation projects completed and partially completed during these periods, coupled with improved pricing terms of these projects. Our revenue growth in the quarter ended September 30, 2009 was primarily attributable to the growth in our EPC revenues, which accounted for 65.8% of our total revenues in this quarter, as we undertook and completed in this quarter installation work for two projects for an industrial park customer under the EPC model. Our revenues decreased from the quarter ended December 31, 2009 to the quarter ended March 31, 2010, primarily due to a decrease in EMC revenues attributable to seasonality. The Chinese New Year holiday and adverse weather conditions in the winter affected the installation progress of our EMC projects. Our revenues further decreased from the quarter ended March 31, 2010 to the quarter ended June 30, 2010, primarily due to the decreased level of funding available to us to undertake and execute additional EMC projects. The low revenues in the quarter ended June 30, 2010 and September 30, 2010 are also attributable to the diversion of our management’s attention from EMC projects execution to a planned initial public offering, which was aborted in June 2010, or the 2010 planned offering. We experienced sequential increases in revenues in the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011 compared to their respective preceding quarters, primarily as a result of the availability of additional funding from new investors. Such additional funding enabled us to undertake more EMC projects and install our systems in more buildings under the EMC model, as reflected by the increase in the GFAs of partially completed projects. Our revenues grew at a slower rate in the quarter ended March 31, 2011, primarily due to seasonality in connection with the Chinese New Year holiday and adverse weather conditions.

Our quarterly gross profits in the eight quarters from January 1, 2009 to December 31, 2010 generally followed the trend of our revenues in these quarters, except for the quarter ended September 30, 2009. Our gross profit in the quarter ended June 30, 2009 increased by 183.0% from the quarter ended March 31, 2009, primarily because the EMC projects we undertook in the quarter ended June 30, 2009 generally had higher gross margins than those in the quarter ended March 31, 2009. Our gross profit margin increased to 52.0% in the quarter ended June 30, 2009 from 23.5% in the quarter ended March 31, 2009. In the quarter ended September 30, 2009, the two EPC projects we undertook, which accounted for a significant portion of our revenues in this quarter, had relatively lower gross margins, and our gross margin decreased to 39.5% from 52.0% in the quarter ended June 30, 2009. Our gross profit decreased by 5.3% to RMB10.7 million in the quarter ended September 30, 2009 from RMB11.3 million in the quarter ended June 30, 2009, despite an increase in our revenues. Our gross margin was 48.2% and 46.3% in the quarters ended December 31, 2009 and March 31, 2010, respectively. This decrease in our gross margin was primarily due to the share-based compensation expenses of RMB3.0 million in connection with the share options we granted to our design, manufacturing and installation personnel in this quarter. In the quarter ended June 30, 2010, our gross margin further decreased to 26.5%, primarily because our EMC projects in this quarter were concentrated on Yibang International Building Material and Home Furnishing Center (Phase III), the commercial operation of which was dependent upon the commercial operations of its two earlier phases. Thus, we were only able to recognize revenues for this project to the extent that costs for design, manufacture, installation and provision of GSHP systems incurred that were expected to be recoverable, while the costs of sales of this project were recognized as incurred. As we took on other EMC projects in the quarters ended September 30 and December 31, 2010, our gross margins recovered to 55.4% and 54.2%, respectively. Such gross margin recovery was partially offset by the share-based compensation expenses that were charged to our cost of sales in these two quarters the amounts of which were RMB0.5 million and RMB0.3 million, respectively. Our gross margin decreased to 42.0% in the quarter ended March 31, 2011, primarily due to the higher cost of sales incurred for our EMC project in Qingdao as it required significant drilling and piping work due to the complex underground conditions of the project site and, to a lesser extent, the changes of engineering design made by the customer.

In 2009, our operating expenses, which include sales and marketing, administration, and research and development expenses as well as other gains (losses), generally increased quarter over quarter as we expanded our business and increased headcount in these areas. In particular, we increased our marketing, administration and research and development headcount from 28 as of June 30, 2009 to 42 as of September 30, 2009 and to 44 as of December 31, 2009, which contributed to the significant increase of our operating expenses from RMB1.8 million in the quarter ended June 30, 2009 to RMB3.1 million in the quarter ended September 30, 2009 and to RMB4.1 million in the quarter ended December 31, 2009. As a result of both the decreased gross profit and increased operating expenses, our operating profit decreased by 20.9% to RMB7.5 million in the quarter ended September 30, 2009 from RMB9.5 million in the previous quarter. Our operating expenses increased by RMB28.1 million from the quarter ended December 31, 2009 to the quarter ended March 31, 2010 primarily due to the share-based compensation expenses in relation to share options we granted to our senior management and key employees in March 2010, which amounted to RMB30.4 million. This increase was partially offset by a gain of RMB1.7 million in connection with the reversal of a provision for land use tax made by Jiangxi Nobao in 2009 but exempted by the local government in March 2010. The increases in our operating expenses in the quarters ended December 31, 2009 and March 31, 2010 were partially offset by other gains of RMB6.0 million and RMB2.3 million, respectively, which primarily related to the sale of Shanghai Nobo, and the payments received or receivable by us relating to government subsidies for some of our installed EMC projects, respectively, in these two quarters. In the quarters ended September 30, 2010 and December 31, 2010, our operating expenses decreased sequentially. Such decrease was primarily attributable to a combination of the following factors: (i) the share-based compensation expenses that were charged to our operating expenses in the quarter ended March 31, 2010 was RMB30.5 million, compared to RMB6.4 million, RMB4.6 million and a negative of RMB1.0 million in the three subsequent quarters because the vesting of the share options was on a graded basis and the vesting commencement dates of certain employees correspond to the time they joined us, which were earlier than January 1, 2010, while certain share-based compensation expenses were reversed in subsequent quarters (particularly the quarter ended December 31, 2010) due to the departure of certain employees prior to the vesting of any of their options; and (ii) we incurred significant administrative expenses in connection with the professional services fees in preparation for the planned 2010 offering in the quarters ended March 31, 2010 and June 30, 2010, while we did not have such expenses in the quarters ended September 30, 2010 and December 31, 2010. Operating expenses subsequently increased in the quarter ended March 31, 2011 as compared to the quarter ended December 31, 2010, primarily due to increased administrative expenses and research and development expenses, as a result of our hiring of management talent and high-caliber research and development professionals in line with our business expansion.

Our net finance costs or income fluctuated significantly during the eight quarters in the period from January 1, 2009 to December 31, 2010. In general, such fluctuation was caused by the non-cash items of our net finance costs or income, such as fair value change of our preferred shares, warrants, Series A-1 options, convertible bond and the loss from our issuance of series A-1 shares and series A-1 options. Our net finance costs increase significantly from RMB26.0 million in the quarter ended September 30, 2009 to RMB351.5 million in the quarter ended December 31, 2009 and to RMB1,479.2 million in the quarter ended March 31, 2010, primarily as a result of the rapid and significant increase of the then appraised fair value of our preferred shares and warrants during those periods as we approached closer to the contemplated commencement of the planned 2010 offering. In these three quarters, the fair value change of our preferred shares and warrants amounted to RMB25.8 million, RMB350.0 million and RMB1,479.6 million, respectively. In the quarter ended June 30, 2010, we had a net finance income of RMB913.7 million, primarily reflecting a decrease of the fair value of our preferred shares of RMB914.4 million in connection with the abortion of our planned 2010 offering. In the quarter ended September 30, 2010, we had net finance costs of RMB85.8 million, primarily due to the increase of the appraised value of our preferred shares attributable to the increased valuation of our company with reference to third party financings we received in such quarter. Our net finance costs increased to RMB453.7 million in the quarter ended December 31, 2010, primarily as a result of our issuance of series A-1 shares and series A-1 options, which caused increases of the aggregate fair value of our preferred shares and options to RMB198.2 million from RMB84.7 million in the previous quarter and our non-cash loss of RMB155.4 million recognized due to issuance of such series A-1 Shares and options in such quarter. Our net finance costs further increased to RMB671.1 million in the quarter ended March 31, 2011, primarily as a result of the changes in fair values of our series A shares, series A-1 shares and options.

Results of Operations

The following table sets forth certain consolidated statements of comprehensive income data for the periods indicated.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Consolidated Statements of Comprehensive Income Data
Revenues	39,705	165,248	346,004	52,839	68,970	184,873	28,232
Cost of sales	(24,606)	(91,372)	(180,529)	(27,569)	(37,028)	(107,193)	(16,370)

Gross profit	15,099	73,876	165,475	25,270	31,942	77,679	11,862
Sales and marketing, administration and research and development expenses	(3,758)	(10,609)	(70,592)	(10,780)	(32,275)	(11,444)	(1,748)
Other (losses) gains, net	(152)	5,801	3,903	596	2,330	919	140

Operating profit	11,189	69,069	98,786	15,086	1,998	67,154	10,255
Finance costs, net	(426)	(379,562)	(1,104,945)	(168,738)	(1,479,211)	(671,127)	(102,489)

(Loss) profit before income tax	10,763	(310,493)	(1,006,159)	(153,652)	(1,477,213)	(603,973)	(92,234)
Income tax expense	(3,394)	(16,004)	(35,867)	5,477	(7,823)	(17,480)	(2,669)

Profit (Loss) for the year/quarter	7,369	(326,497)	(1,042,025)	(159,129)	(1,485,036)	(621,453)	(94,903)

Quarter Ended March 31, 2011 Compared to Quarter Ended March 31, 2010

Revenues

In the quarter ended March 31, 2011, our total revenues increased by RMB115.9 million to RMB184.9 million (US$28.2 million) from RMB69.0 million in the same quarter in 2010 primarily due to the reasons below:

•	EMC Revenues. Our EMC revenues increased by RMB123.4 million to RMB184.7 million (US$28.2 million) in the quarter ended March 31, 2011 from RMB61.3 million in the same quarter in 2010. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems under EMCs. This was mainly attributable to the increase of the GFAs of the completed and partially completed projects from 96,442 square meters in the quarter ended March 31, 2010 to 315,738 square meters in the same quarter in 2011. Our interest income and maintenance revenue remained largely constant in the quarters ended March 31, 2010 and 2011.

•	EPC Revenues. Our EPC revenues for the quarter ended March 31, 2011 were RMB0.1 million (US$15,271), as compared to RMB7.6 million in the same quarter in 2010. The decrease reflected the timing of completion of installation of our EPC projects in the quarters ended March 31, 2010 and 2011, respectively and the decrease in sales volume under the EPC model.

Cost of Sales and Gross Margin

In the quarter ended March 31, 2011, our total cost of sales increased by RMB70.2 million to RMB107.2 million (US$16.4 million) from RMB37.0 million in the same quarter in 2010 primarily due to the reasons below:

•	EMC Cost of Sales. Our EMC cost of sales increased by RMB78.0 million from RMB28.7 million in the quarter ended March 31, 2010 to RMB106.7 million (US$16.3 million) in the same quarter in 2011. This increase was mainly a result of an increase in costs relating to the design, manufacturing, installation and provision of our GSHP systems to RMB95.0 million (US$14.5 million) in the quarter ended March 31, 2011 from RMB25.7 million in the same quarter in 2010, primarily due to the increase of GFAs of completed and partially completed projects, as compared to those in the quarter ended March 31, 2010. In addition, we incurred higher-than-expected cost of sales for our EMC project in Qingdao in the quarter ended March 31, 2011 as significant drilling and piping work was necessary due to the complex underground conditions of the project site and, to a lesser extent, the changes in engineering design made by the customer.

•	EPC Cost of Sales. Our EPC cost of sales decreased by RMB5.2 million, or 98.1%, from RMB5.3 million in the quarter ended March 31, 2010 to RMB0.1 million (US$30,542) in the same quarter in 2011. The decrease in EPC cost of sales was generally in line with the decrease in sales volume under the EPC model.

•	Share-Based Compensation Expenses. Our cost of sales included share-based compensation expenses of RMB0.2 million (US$34,696) in the quarter ended March 31, 2011 and RMB3.0 million in the same quarter in 2010, both of which were incurred in relation to the share options we granted to manufacturing and installation personnel.

As a result of the above, our gross profit in the quarter ended March 31, 2011 increased by RMB45.8 million to RMB77.7 million (US$11.9 million) from RMB31.9 million in the same quarter in 2010. Our gross margin decreased from 46.3% in the quarter ended March 31, 2010 to 42.0% in the same quarter in 2011, which primarily reflected relatively higher costs of sales incurred for our EMC project in Qingdao in the quarter ended March 31, 2011 as described above.

Operating Expenses

Sales and Marketing Expenses.  Our sales and marketing expenses decreased by RMB4.1 million to RMB0.9 million (US$0.1 million) in the quarter ended March 31, 2011 from RMB5.0 million in the same quarter in 2010. The most significant component of this decrease consisted of a decrease in share-based compensation expenses incurred in connection with the share options granted to our sales and marketing personnel from RMB4.7 million in the quarter ended March 31, 2010 to RMB0.6 million (US$93,434) in the quarter ended March 31, 2011.

Administrative Expenses.  Our administrative expenses decreased by RMB15.5 million to RMB8.8 million (US$1.3 million) in the quarter ended March 31, 2011 from RMB24.3 million in the same quarter in 2010. The most significant component of this decrease consisted of a decrease in share-based compensation expenses incurred in connection with the share options granted to our general administration personnel from RMB23.0 million in the quarter ended March 31, 2010 to RMB1.2 million (US$0.2 million) in the same quarter in 2011. Such decrease was mainly because the recognition of the share-based compensation expenses of share options was on a graded vesting basis and the vesting commencement dates for some of our employees were earlier than the grant date, when we granted the stock options in the quarter ended March 31, 2010. The decrease in share-based compensation expenses was partially offset by an increase in employee benefit expenses from RMB1.0 million in the quarter ended March 31, 2010 to RMB1.8 million (US$0.3 million) in the same quarter in 2011, reflecting our hiring of additional senior executive officers after the first quarter of 2010.

Research and Development Expenses.  Our research and development expenses in the quarter ended March 31, 2011 were RMB1.7 million (US$0.3 million), compared to RMB3.0 million in the same quarter in 2010. The decrease in research and development expenses was primarily due to a decrease in share-based compensation expenses incurred in connection with the share options granted to our research and development personnel from RMB2.8 million in the quarter ended March 31, 2010 to RMB1.2 million (US$0.2 million) in the same quarter in 2011. Our research and development expenses, excluding share-based compensation expenses, increased from RMB0.2 million in the quarter ended March 31, 2010 to RMB0.5 million in the same quarter in 2011. This increase was primarily due to an increase in employee benefit expenses from RMB175,263 in the quarter ended March 31, 2010 to RMB521,694 (US$79,669) in the same quarter in 2011, reflecting our hiring of additional research and development professionals after the first quarter of 2010. As we continue to enhance our research and development efforts to address the market of residential-use GSHP modules and test GSHP modules with larger working capacity, we expect our research and development expenses to increase in absolute amounts.

Other Gains (Losses), Net.  We had net other gains of RMB0.9 million (US$0.1 million) in the quarter ended March 31, 2011, compared to net other gains of RMB2.3 million in the same quarter in 2010. Net other gains in the quarter ended March 31, 2010 were primarily attributable to the government subsidies we received for some of our

EMC projects installed in 2009. While we did not receive the government subsidies in relation to our EMC projects in the quarter ended March 31, 2011 due to the installation progress of our projects, we expect to receive government subsidies going forward, subject to case-by-case government approvals. Net other gains in the quarter ended March 31, 2011 were primarily attributable to a tax rebate in connection with the land use rights of our Jiangxi facility in the amount of RMB0.9 million (US$0.1 million).

Our operating profit margin for the quarter ended March 31, 2011 was 36.3%, compared to an operating profit margin of 2.9% for the same quarter in 2010. This increase in our operating profit margin was primarily due to the decreases in share-based compensation expenses.

Finance Costs, Net

In the quarter ended March 31, 2011, our net finance costs decreased by RMB808.1 million to RMB671.1 million (US$102.5 million) from RMB1,479.2 million in the same quarter in 2010. This decrease was primarily due to a decrease in fair value change of our preferred shares from RMB1,479.6 million in the quarter ended March 31, 2010 to RMB495.6 million (US$75.7 million) in the same quarter in 2011, partially offset by an increase in fair value change of options from RMB0 to RMB173.4 million (US$26.5 million) due to the series A-1 option granted to our series A-1 preferred shareholder subsequent to March 31, 2010. We do not expect to incur finance costs associated with such fair value changes after the completion of this offering, as all of the preferred shares will be automatically converted into ordinary shares and we expect the series A-1 option to be fully exercised upon the completion of this offering.

Income Tax Expense

In the quarter ended March 31, 2011, our income tax expenses increased by RMB9.7 million to RMB17.5 million (US$2.7 million) from RMB7.8 million in the same quarter in 2010. This increase was primarily due to the increase in our taxable profit in the quarter ended March 31, 2011 compared to the same quarter in 2010.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB621.5 million (US$94.9 million) in the quarter ended March 31, 2011, a RMB863.5 million, or 58.1%, decrease compared to the net loss of RMB1,485.0 million in the same quarter in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

In the year ended December 31, 2010, our total revenues increased by RMB180.8 million to RMB346.0 million (US$52.4 million) from RMB165.2 million in 2009 primarily due to the reasons below:

•	EMC Revenues. Our EMC revenues increased by RMB196.9 million to RMB333.6 million (US$50.5 million) in 2010 from RMB136.7 million in 2009. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems (contract revenue). This was mainly attributable to the increase of the GFAs of the completed and partially completed projects from 227,659 square meters in 2009 to 559,810 square meters in 2010. Contributing to a lesser extent to such increase in our EMC revenues were increases in our interest income and maintenance revenue in 2010, as compared to 2009. The increase of our EMC revenues in 2010 was offset by the downward adjustment we made as a result of the electricity cost adjustment in connection with our design, manufacturing, installation and provision of GSHP systems and related interest income, which totaled RMB4.2 million (US$0.6 million). See “— Critical Accounting Policies and Estimates — Revenue Recognition — EMC Revenues” for a discussion of our accounting policy on electricity cost adjustments.

•	EPC Revenues. Our EPC revenues decreased by RMB16.0 million, or 56.5%, to RMB12.3 million (US$1.9 million) in 2010 from RMB28.2 million in 2009. This decrease reflected our increased level of strategic focus on the EMC model in 2010.

Cost of Sales and Gross Margin

In the year ended December 31, 2010, our total cost of sales increased by RMB89.2 million, or 97.6%, to RMB180.5 million (US$27.3 million) from RMB91.4 million in 2009 primarily due to the reasons below:

•	EMC Cost of Sales. Our EMC cost of sales increased by RMB92.2 million from RMB74.0 million in 2009 to RMB166.2 million (US$25.2 million) in 2010. Substantially all of such increase was due to the increased costs relating to the design, manufacturing, installation and provision of our GSHP systems, resulting primarily from the increase of GFAs of completed and partially completed projects, as compared to those in 2009. The cost of our Nobao-branded modules which we started to incorporate into our EMC projects in the fourth quarter of 2009 is significantly lower than the purchase cost of Dimplex’s GSHP modules we previously used. In addition, in 2010, we undertook a number of EMC projects with larger GFAs, lowering our equipment and installation costs as a result of economies of scale.

•	EPC Cost of Sales. Our EPC cost of sales decreased by RMB8.0 million, or 46.8%, from RMB17.1 million in 2009 to RMB9.1 million (US$1.4 million) in 2010. The decrease of EPC cost of sales was generally in line with the decrease in sales volume under the EPC model.

•	Share-Based Compensation Expenses. In 2010, our cost of sales included RMB5.0 million (US$0.8 million) of share-based compensation expenses, which related to the share options we granted to manufacturing and installation personnel. We did not incur such charges in 2009.

As a result of the above, our gross profit in 2010 increased by RMB91.6 million to RMB165.5 million (US$25.1 million) from RMB73.9 million in 2009. Our gross margin increased from 44.7% in the year ended December 31, 2009 to 47.8% in the year ended December 31, 2010. The improvement of our gross margin in 2010 compared to 2009 primarily reflected lowered equipment costs as a result of our incorporation of Nobao-branded GSHP modules used in EMC projects and the economies of scale resulted from undertaking projects with larger GFAs in 2010, which was partially offset by share-based compensation expenses we incurred in 2010.

Operating Expenses

Sales and Marketing Expenses.  Our sales and marketing expenses in the year ended December 31, 2010 increased to RMB8.8 million (US$1.3 million) from RMB1.0 million in 2009. The most significant components of this increase consisted of (1) share-based compensation expenses of RMB7.6 million (US$1.2 million) we incurred in 2010 in connection with the share options granted to our sales and marketing personnel, which charges we did not incur in 2009; and (2) employee benefit expenses of our sales and marketing personnel, which increased from RMB0.3 million in 2009 to RMB1.2 million (US$0.2 million) in 2010, primarily reflecting our hiring of additional sales and marketing personnel in 2010.

Administrative Expenses.  Our administrative expenses increased by RMB48.5 million from RMB8.9 million in the year ended December 31, 2009 to RMB57.5 million (US$8.7 million) in 2010. The most significant components of this increase consisted of (1) share-based compensation expenses of RMB29.2 million (US$4.4 million) we incurred in 2010 in connection with the share options granted to our general administration personnel, which charges we did not incur in 2009; (2) employee benefit expenses, which increased from RMB2.9 million in 2009 to RMB8.6 million (US$1.3 million) in 2010, reflecting our hiring of additional senior executive officers in 2010; and (3) professional service fees, which increased from RMB1.9 million in 2009 to RMB11.5 million (US$1.7 million) in 2010, primarily due to the audit, legal and other professional service expenses totaling RMB9.5 million (US$1.4 million) that we incurred in connection with our attempt to conduct a public offering in 2010.

Research and Development Expenses.  Our research and development expenses in the year ended December 31, 2010 were RMB4.3 million (US$0.7 million), compared to RMB0.6 million in 2009. The increase in research and development expenses primarily consisted of share-based compensation expenses of RMB3.5 million (US$0.5 million) we incurred in 2010 in connection with the share options granted to our research and development personnel, which charges we did not incur in 2009.

Other Gains (Losses), Net.  We had net other gains of RMB3.9 million (US$0.6 million) in the year ended December 31, 2010, compared to the net other gains of RMB5.8 million in 2009. Such gains were primarily attributable to the government subsidies we received as a result of (i) certain EMC projects in the amount of RMB2.4 million (US$0.4 million), and (ii) a tax rebate in connection with the land use rights of our Jiangxi facility in the amount of RMB1.5 million (US$0.2 million).

Our operating profit margin for the year ended December 31, 2010 was 28.6%, compared to an operating margin of 41.8% in 2009. The decrease in our operating profit margin in 2010 compared to 2009 was primarily due to our incurrence of share-based compensation expenses in 2010, the substantial increase in our administration expenses relating to our attempt to conduct a public offering in 2010 and hiring of additional personnel.

Finance Costs, Net

In the year ended December 31, 2010, our net finance costs increased by RMB725.3 million to RMB1,104.9 million (US$167.4 million) from RMB379.6 million in 2009. This was primarily due to the fair value changes of our (i) preferred shares in 2010 in the amount of RMB848.1 million (US$128.5 million), (ii) series A-1 options in the amount of RMB97.4 million (US$14.8 million), and (iii) loss from issuance of our series A-1 shares and options of RMB155.4 million (US$23.5 million). See “— Finance Cost, net.”

The changes in fair values of the preferred shares and options were due to the increase in the enterprise value of our company. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss” for the reasons of such increase.

Income Tax Expense

In the year ended December 31, 2009, our income tax expense increased by RMB19.9 million to RMB35.9 million (US$5.4 million) from RMB16.0 million in 2009. This increase was due to the increase in our tax profit in 2010 compared to 2009.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB1,042.0 million (US$157.9 million) in the year ended December 31, 2010, a RMB715.5 million, or 219.1%, increase compared to the net loss of RMB326.5 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

In the year ended December 31, 2009, our total revenues increased by RMB125.5 million to RMB165.2 million from RMB39.7 million in 2008 primarily due to the reasons below:

•	EMC Revenues. Our EMC revenues increased by RMB101.2 million to RMB136.7 million in 2009 from RMB35.5 million in 2008. Substantially all of such increase was contributed by the increased revenue from the design, manufacturing, installation and provision of our GSHP systems. This was mainly attributable to the increase of the GFAs of the completed and partially completed projects from 84,676 square meters in 2008 to 227,659 square meters in 2009, coupled with our entering into contracts with more favorable pricing terms to us. Contributing to a lesser extent to such increase in our EMC revenues were increases in our interest income and maintenance revenue in 2009, as compared to 2008.

•	EPC Revenues. Our EPC revenues increased by RMB25.4 million to RMB28.2 million in 2009 from RMB2.8 million in 2008. This rate of increase exceeded that of our EMC revenues from 2008 to 2009, primarily because we undertook and completed the installation of two large projects for an industrial park customer under the EPC model in 2009.

Cost of Sales and Gross Margin

In the year ended December 31, 2009, our total cost of sales increased by RMB66.8 million to RMB91.4 million from RMB24.6 million in 2008 primarily due to the reasons below:

•	EMC Cost of Sales. Our EMC cost of sales increased by RMB52.2 million from RMB21.8 million in 2008 to RMB74.0 million in 2009. Substantially all of such increase was due to the increased costs relating to the design, manufacturing, installation and provision of our GSHP systems, resulting primarily from the increase of GFAs of completed and partially completed projects, as compared to those in 2008.

•	EPC Cost of Sales. Our EPC cost of sales increased by RMB15.4 million from RMB1.7 million in 2008 to RMB17.1 million in 2009. The increase of EPC cost of sales was in line with the increase of EPC model sales volume.

As a result of the above, our gross profit in 2009 increased by RMB58.8 million to RMB73.9 million from RMB15.1 million in 2008. Our gross margin increased from 38.0% in the year ended December 31, 2008 to 44.7% in the year ended December 31, 2009. The improvement of our gross margin in 2009 compared to 2008 primarily reflected increased revenues in 2009 from owners of commercial retailing and office buildings, which contributed approximately 80% of our total revenues in 2009 as compared to approximately 40% in 2008, and because we were able to enter into contracts with such customers with more favorable pricing terms compared to customers in the hotel industry.

Operating Expenses

Sales and Marketing Expenses.  Our sales and marketing expenses in the year ended December 31, 2009 increased to RMB1.0 million from RMB0.1 million in 2008. The most significant components of this increase consisted of (1) employee benefit expenses of our sales and marketing personnel, which increased from RMB12,940 for the year ended December 31, 2008 to RMB0.3 million in 2009, primarily reflecting our hiring of additional sales and marketing personnel in 2009; (2) marketing and promotion expenses of RMB0.3 million in 2009, as compared to RMB0 in 2008; and (3) equipment expenses and installation costs of RMB0.4 million relating to a set of GSHP systems we installed and provided to a potential customer in 2009 for marketing and promotion purposes.

Administrative Expenses.  Our administrative expenses increased by RMB5.5 million from RMB3.5 million in the year ended December 31, 2008 to RMB8.9 million in 2009. The most significant components of this increase consisted of (1) employee benefit expenses, which increased from RMB1.0 million for the year ended December 31, 2008 to RMB2.9 million in 2009, reflecting the significant increase of our headcount from 39 persons as of December 31, 2008 to 90 persons as of December 31, 2009; (2) professional service fees, which increased from RMB0.7 million for the year ended December 31, 2008 to RMB1.9 million in 2009, primarily due to the increase of audit and appraisal fees incurred by us; and (3) rent payments for our offices, which increased from RMB0.1 million for the year ended December 31, 2008 to RMB0.8 million in 2009, reflecting the increased rental payments for our new headquarters office building beginning November 2009.

Research and Development Expenses.  Our research and development expenses in the year ended December 31, 2009 were RMB0.6 million, compared to RMB0.2 million in 2008. The increase in research and development expenses was related to our purchase of certain GSHP equipment used for testing purposes in the year ended December 31, 2009 and the employee benefit expenses in connection with our research and development personnel in 2009.

Other Gains (Losses), Net.  We had net other gains of RMB5.8 million in the year ended December 31, 2009, compared to net other losses of RMB0.2 million in 2008. Such gains were primarily attributable to a disposal gain of RMB6.4 million in connection with our disposal of Shanghai Nobo Commerce and Trade Co., Ltd., or Shanghai Nobo, an entity wholly owned by us until December 2009. In December 2009, we transferred the majority of assets and business of Shanghai Nobo to our wholly owned subsidiary, Nuoxin Energy Technology (Shanghai) Co., Ltd., or Shanghai Nuoxin. Thereafter, we transferred all of the equity interest owned by us in Shanghai Nobo to an unaffiliated third party for a cash consideration of RMB19.0 million. The disposal of Shanghai Nobo was accounted for as a disposal of assets. We do not expect to have other gains relating to this transaction in the future.

Our operating profit margin for the year ended December 31, 2009 was 41.8%, compared to an operating margin of 28.2% in 2008.

Finance Costs, Net

In the year ended December 31, 2009, our net finance costs increased by RMB379.1 million, to RMB379.6 million from RMB0.4 million in 2008. This was primarily due to the non-cash fair value changes of the convertible bond and series A shares we issued to CEF and warrants we issued to Mr. Kwok Ping Sun, our founder, chairman and chief executive officer, and CEF in 2009 and the loss on the exercise of a warrant.

The changes in fair values of the series A shares and warrants were due to the increase in the enterprise value of our company. See “— Critical Accounting Policies and Estimates — Fair Value of Financial Liabilities at Fair Value through Profit or Loss” for the reasons of such increase.

Income Tax Expense

In the year ended December 31, 2009, our income tax expense increased by RMB12.6 million, or 371.6% to RMB16.0 million from RMB3.4 million in 2008. This increase was due to the increase in our profit in 2009 compared to 2008.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB326.5 million in the year ended December 31, 2009, compared to a net profit of RMB7.4 million in 2008.

Discussion of Certain Balance Sheet Items

Trade and Other Receivables

The following table sets out the amount of our trade and other receivables for the dates indicated.

	As of December 31,				As of March 31,
	2008	2009	2010		2011
	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)

Amounts due from customers for contract work	29,113	16,859	350,058	53,458	529,811	80,908
Amounts due from a related party	—	720	—	—	—	—
Amounts receivable on disposal of Shanghai Nobo	—	19,000	19,000	2,902	14,000	2,138
Rental deposits	—	—	420	64	439	67
Others	108	405	481	73	663	101

Total trade and other receivables (current and non-current portions)	29,221	36,984	369,959	56,497	544,913	83,214

The amount due from customers for contract work primarily consists of the recognized but uncollected revenues in connection with the projects for which we have commenced but not yet completed installation work under both the EMC and EPC models. Trade and other receivables expected to be collected within one year are classified as current assets. Once installation is completed under our EMC model, the corresponding receivable balance is transferred from trade and other receivables to finance lease receivables.

As of December 31, 2008, our total trade and other receivables increased by RMB28.5 million to RMB29.2 million. As of December 31, 2009, our total trade and other receivables increased by RMB7.8 million to RMB37.0 million compared to those as of December 31, 2008. These increases are primarily a result of the expansion of our business under the EMC and EPC models, as indicated by the increase of the GFAs of new installation projects, and the amounts receivable in connection with our disposal of Shanghai Nobo.

As of December 31, 2010, our total trade and other receivables increased by RMB333.0 million to RMB370.0 million (US$56.5 million) compared to RMB37.0 million as of December 31, 2009. This increase was primarily due to an increase in amounts due from customers for contract work, which increased from RMB16.9 million as of December 31, 2009 to RMB350.1 million (US$53.5 million) as of December 31, 2010, reflecting an increased amount of recognized but uncollected revenues in connection with the EMC projects for which we had commenced but had not yet completed installation work as of December 31, 2010.

As of March 31, 2011, our total trade and other receivables were RMB544.9 million (US$83.2 million), an increase of RMB174.9 million from RMB370.0 million as of December 31, 2010. A significant portion of this increase was attributable to an increase in amounts due from customers for contract work, reflecting an increased amount of recognized but uncollected revenues in connection with the EMC and EPC projects we had commenced but had not yet completed as of March 31, 2011.

Finance Lease Receivables

Finance lease receivables represent the recognized but uncollected revenues for the EMCs for which we have completed installation work. Our finance lease gross receivables comprised of the finance lease receivables and unearned interest income. The finance lease receivables are net of the estimated electricity costs of our GSHP systems and maintenance income over the EMC terms.

As of December 31, 2008, finance lease gross receivables with respect to our EMC projects totaled RMB9.7 million, which consisted of RMB7.3 million in finance lease receivables and RMB2.4 million in unearned interest income. This compares to finance lease gross receivables with respect to EMC projects of RMB260.0 million, which consisted of RMB156.4 million in finance lease receivables and RMB103.6 million in unearned interest income, as of December 31, 2009. As of December 31, 2010, finance lease gross receivables with respect to our EMC projects were RMB241.9 million (US$36.9 million), which was comprised of RMB150.4 million (US$23.0 million) in finance lease receivables and RMB91.5 million (US$14.0 million) in unearned interest income. As of March 31, 2011, finance lease gross receivables with respect to our EMC projects were RMB222.6 million (US$34.0 million), which was comprised of RMB143.0 million (US$21.8 million) in present value of finance lease receivables and RMB79.5 million (US$12.1 million) in unearned interest income.

Finance lease gross receivables expected to be collected within one year are classified as current assets. The following table sets forth the non-current and current portions of our finance lease gross receivables as of the dates indicated.

	As of December 31,				As of March 31,
	2008	2009	2010		2011
	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)

Non-current finance lease gross receivables	8,615	243,385	224,148	34,230	204,863	31,285
Current finance lease gross receivables	1,048	16,613	17,744	2,710	17,696	2,702

Total finance lease gross receivables	9,663	259,998	241,892	36,940	222,559	33,987

The following table sets forth the expected collection period for our finance lease gross receivables.

	As of December 31, 2009				As of March 31
	2008	2009	2010		2011
	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)

Gross receivables from finance leases:
Less than 1 year	1,048	16,613	17,744	2,710	17,696	2,702
More than 1 year but no more than 5 years	4,263	74,469	71,275	10,885	63,900	9,758
More than 5 years	4,352	168,916	152,873	23,345	140,963	21,527

	9,663	259,998	241,892	36,940	222,559	33,987

Liquidity and Capital Resources

Cash Flows and Working Capital

Our EMC model requires a significant amount of cash because we finance the equipment and installation costs of the GSHP systems at the outset of each project. Therefore, we experienced negative operating cash flow in each of the years ended December 31, 2008, 2009 and 2010 and the quarter ended March 31, 2011. We were able to fund our operations and cash requirements for our EMC projects primarily through debt and equity financings, and, to a lesser extent, payments from our customers in those years. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, warrants, options and bonds through private placements, as well as borrowings from third-party lenders. As of March 31, 2011, we had cash and cash equivalents of RMB180.0 million (US$27.5 million). Our future EMC projects will also require additional amounts of cash, which may be significant, particularly in light of the funding needs of the Su-Tong Project. See “Risk Factors — Risks Relating to Our Company and Our Industry — We need a significant amount of funding to carry out the Su-Tong Project and to expand our business under the EMC model. If we cannot obtain additional funding when needed, we may be held liable for breach under the Su-Tong Master Contract, and our growth, reputation and business prospects may be materially and adversely affected.” We intend to fund our business with existing cash balances, cash received from our EMC and EPC customers, the anticipated proceeds from this offering and additional financing activities. Based upon an assumed initial public offering price of US$12.00 per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus, upon the completion of this offering, we will receive net proceeds of US$121.2 million. We plan to use approximately US$110 million of our proceeds to fund and expand our business under the EMC model (including the implementation of the Su-Tong Project). We believe that the net proceeds from this offering, the anticipated payments from our customers and our existing cash balances will be sufficient to meet our capital requirements to fund our operations and planned expansion for at least the next 12 months. If this offering is not completed within the next 12 months, we expect that we will be able to raise adequate funds from other sources, including private investors and financial institutions, to finance our business operations and to enable us to meet our liabilities as and when they become due in the coming 12 months. In February 2011, we obtained a promissory letter for a credit line of RMB50.0 million, secured by energy management fees to be received from some of our EMC projects, from Shanghai Rural Commercial Bank. We have recently received approvals from China Merchants Bank and the Shanghai Branch of Industrial Bank with respect to our applications for a credit facility of RMB70.0 million (US$10.7 million) and a credit facility of RMB80.0 million (US$12.2 million), respectively, secured by the energy management fees to be received from selected EMC projects. In March 2011, we entered into a strategic cooperation agreement with the Shanghai Branch of Ping An Bank, under which it agreed to provide us credit support of up to RMB100 million (US$15.3 million) to finance our EMC projects and short term funding needs, cash management and services in other related areas. In April 2011, we entered into another strategic cooperation agreement with the Shanghai Branch of Bank of Communications, under which it agreed to provide us, as a preferred customer, credit support, cash management and services in other related areas with a view to facilitating our business operations, particularly our development of the Su-Tong Project. These two strategic cooperation agreements are framework agreements, and we expect to enter into subsequent agreements with the banks to establish the specific terms of the credit support and other banking services to be provided by them. We are exploring additional debt financing opportunities with a number of international and PRC financial institutions. In the long term, we intend to satisfy our liquidity needs with the balance of net proceeds from this offering, future cash flows from operations and proceeds from debt financing or equity financing arrangements as necessary.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Quarter Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net cash used in operating activities	(26,568)	(106,443)	(87,557)	(13,371)	(17,636)	(72,081)	(11,008)
Net cash used in investing activities	(17,302)	(26,276)	(37,575)	(5,738)	(7,117)	(2,828)	(432)
Net cash generated from/used in financing activities	34,182	170,487	345,690	52,791	—	(227)	(35)
Net increase (decrease) in cash and cash equivalents	(9,688)	37,768	220,557	33,682	(24,753)	(75,136)	(11,474)
Cash and cash equivalents at beginning of the period	10,072	384	38,148	5,826	38,148	257,188	39,276
Exchange losses on cash and cash equivalents	—	(4)	(1,517)	(232)	(2)	(2,015)	(308)

Cash and cash equivalents at end of the period	384	38,148	257,188	39,276	13,393	180,037	27,494

Operating Activities

Because we are responsible for the upfront costs associated with our systems under our EMC model, we had net cash used in operating activities in 2008, 2009, 2010 and the quarter ended March 31, 2011.

Our net cash used in operating activities was RMB72.1 million (US$11.0 million) in the quarter ended March 31, 2011. It was primarily derived from our loss before income taxes of RMB604.0 million (US$92.2 million), adjusted for non-cash amortization, depreciation, the share-based compensation expenses and financing related charges, which consisted of fair value changes of our preferred shares, warrants and options. Our net cash used in operating activities was further adjusted by (i) a RMB175.0 million (US$26.7 million) increase in trade and other receivables, (ii) a RMB3.1 million (US$0.5 million) increase in prepayments, and (iii) a RMB0.9 million (US$0.1 million) increase in inventories and deferred costs. The increase in inventories and deferred costs primarily reflected the increased deferred costs incurred and capitalized in connection with two buildings in the Su-Tong Project, for which the contract revenues had not been recognized, pending the signing of EMCs with the relevant customers. The increases in trade and other receivables and prepayments primarily reflected (i) an increase in our total trade receivables (current and non-current portions), which related to the increase of prorated GFAs of buildings partially installed under our EMC model, and (ii) an increase in prepayments, primarily consisting of prepaid taxes and prepayment on inventories and outsourced contract work. Our cash used in operating activities in the quarter ended March 31, 2011 was partially offset by a RMB7.4 million (US$1.1 million) decrease in finance lease receivables primarily due to the deposits prepaid by our customers that will be deducted as management fees in the future and a RMB29.0 million (US$4.4 million) increase in trade and other payables mainly as a result of an increase in prorated GFAs of buildings partially installed under our EMC model.

Our net cash used in operating activities was RMB87.6 million (US$13.4 million) in the year ended December 31, 2010. It was primarily derived from our loss before income taxes of RMB1,006.2 million (US$153.7 million), adjusted for non-cash amortization, depreciation, financing related charges, which primarily consisted of the change in fair value of our preferred shares, warrants and options, amortization of loss from issuance of our preferred shares and options, and the share-based compensation expenses we incurred in 2010. Our net cash used in operating activities was further adjusted by (i) a RMB314.3 million (US$48.0 million) increase in total amounts of trade and other receivables, prepayments and finance lease receivables, (ii) a RMB118.2 million (US$18.1 million) increase in trade and other payables, and (iii) a RMB3.0 million (US$0.5 million) increase in inventories and deferred costs. The increases in total amounts of trade and other receivables and finance lease receivables primarily reflected a RMB333.0 million (US$50.9 million) increase in our total trade receivables (current and non-current portions), which related to the increase of prorated GFAs of buildings partially installed under our EMC model, partially offset by a RMB6.0 million (US$0.9 million) decrease in total finance lease receivables (current and non-current portions), which related to the decrease in GFAs of buildings fully installed under our EMC model in 2010, and a RMB14.1 million (US$2.2 million) decrease in prepayments, which primarily consisted of prepaid taxes and prepayments for inventories and outsourced installation contract work. The decrease in inventories and deferred costs primarily reflected the decrease in inventory of our imported GSHP modules, because we have limited our use of such imported modules only to EPC projects since the fourth quarter of 2009.

Our net cash used in operating activities was RMB106.4 million in the year ended December 31, 2009. It was primarily derived from our loss before income taxes of RMB310.5 million adjusted for non-cash amortization, depreciation and financing related charges, which primarily consisted of fair value changes of our convertible bond, series A shares and warrants and the loss on the exercise of a warrant. Our net cash used in operating activities was further adjusted by (i) a RMB39.9 million increase in inventories and deferred costs, (ii) a RMB161.5 million increase in trade and other receivables, prepayments and finance lease receivables, and (iii) a RMB26.2 million decrease in trade and other payables. The increase in inventories was primarily due to the GSHP modules we purchased in anticipation of the installation projects expected to be completed in 2010. The increase in trade and other receivables and finance lease receivables primarily reflected (i) a RMB149.1 million increase in our total finance lease receivables (current and non-current portions), which relates to the increase of GFAs of buildings partially installed under our EMC model, and (ii) a RMB5.8 million increase in prepayments, primarily consisting of our prepaid taxes.

Our net cash used in operating activities was RMB26.6 million in the year ended December 31, 2008. It was primarily derived from our profit before income tax of RMB10.7 million adjusted for non-cash amortization and depreciation of RMB0.2 million, which was further adjusted by (i) a RMB45.2 million increase in trade and other receivables, prepayments and finance lease receivables, (ii) a RMB13.0 million increase in our trade and other payables, and (iii) a RMB5.7 million decrease of provision for loss contracts reflecting the utilization and reversal of the provision we made in 2007 for a loss contract. The increase in trade and other receivables, prepayments and finance lease receivables reflects (i) a RMB29.1 million increase in amounts due from customers for contract work, which relates to the increase of GFAs of buildings partially installed under our EMC and EPC models, (ii) a RMB0.6 million decrease in amounts due from related parties, which relates to our sale of HVAC equipment to Shanghai Nobao, and (iii) a RMB11.9 million increase in prepayments, mainly consisting of prepaid taxes and RMB12.0 million of prepayment to purchase inventories and third party installers.

Investing Activities

Net cash used in investing activities was RMB2.8 million (US$0.4 million) in the quarter ended March 31, 2011, primarily reflecting payments of RMB2.8 million (US$0.4 million) for the purchase of property, plant and equipment related to our Jiangxi facility.

Net cash used in investing activities was RMB37.6 million (US$5.7 million) in the year ended December 31, 2010, primarily reflecting payments of RMB13.3 million (US$2.0 million) for the purchase of property, plant and equipment related to our Jiangxi facility, investment in short-term deposit of RMB19.9 million (US$3.0 million) and RMB4.5 million (US$0.7 million) for the land use rights relating to our Jiangxi facility.

Net cash used in investing activities was RMB26.3 million (US$3.9 million) in the year ended December 31, 2009, primarily reflecting a payment of RMB1.1 million for the land use rights relating to our Jiangxi facility, a payment of RMB10.0 million as consideration in connection with our acquisition of Shanghai Nobo in March 2008, the cash outflow of RMB7.5 million in connection with our disposal of Shanghai Nobo in December 2009 and payments of RMB7.7 million for the purchase of property, plant and equipment related to our Jiangxi facility.

Net cash used in investing activities was RMB17.3 million in the year ended December 31, 2008, as compared to RMB0.05 million in the year ended December 31, 2007. Net cash used in investing activities in the year ended December 31, 2008 primarily reflected our payments of RMB13.5 million of consideration for our acquisition of Jiangxi Nobao, RMB2.0 million for the purchase of land use rights for our Jiangxi facility and RMB1.8 million for the purchase of property, plant and equipment for our Jiangxi facility and our Shanghai headquarters in the year ended December 31, 2008.

Financing Activities

Net cash used in financing activities totaled RMB0.2 million (US$34,634) in the quarter ended March 31, 2011, which reflected our payment of interest on the loan of RMB5.0 million (US$0.8 million) we borrowed from an entity affiliated with a local government authority.

Net cash generated from financing activities totaled RMB345.7 million (US$52.4 million) in the year ended December 31, 2010, which reflected net proceeds from our issuance of series A-1 shares and options to SLP (net of issuance costs) in the amount of RMB265.4 million (US$40.2 million) and issuance of ordinary shares to certain new investor in the amount of US$81.0 million (US$12.3 million). We borrowed RMB68.3 million (US$10.3 million) from a third party in 2010 and repaid such borrowing in full in 2010.

Net cash generated from financing activities totaled RMB170.5 million in the year ended December 31, 2009, which reflected net proceeds from our issuance of a convertible bond, Series A shares and warrants to CEF, as well as Jiangxi Nobao’s receipt of a loan (with an interest rate equal to 80% of the rate charged by the PRC’s commercial banks to enterprises) from an entity affiliated with a local government authority that matures in December 2010, partially offset by our repayment of a promissory note we issued to Carlyle Asia Growth Partners IV, L.P., or Carlyle, and the issuance costs of our preferred shares and warrants in 2009.

Net cash generated from financing activities totaled RMB34.2 million in the year ended December 31, 2008. Net cash generated by financing activities in 2008 reflected RMB34.2 million in proceeds we received from a promissory note we issued to Carlyle. Such promissory note had a fixed interest rate of 8% per annum and was due to mature on the 180th day after the written repayment notice from its holder. We repaid this promissory note in February 2009.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with our purchase of property, plant and equipment for our Jiangxi facility and our headquarters in Shanghai. Our capital expenditures totaled RMB1.8 million, RMB7.7 million, RMB14.0 million (US$2.1 million) and RMB14.5 million (US$2.2 million) in 2008, 2009, 2010 and the quarter ended March 31, 2011, respectively. We intend to fund our capital expenditures with existing cash balances, cash inflow from our business operations, the anticipated proceeds from this offering and additional financing activities.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2010 is as follows:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In RMB millions)

Purchase obligations (capital commitment)	0.4	0.4	—	—	—
Short-term debt obligations	5.2	5.2	—	—	—
Long-term borrowings	—	—	—	—	—
Operating lease obligations	4.2	2.5	1.7	—	—
Interest payments on short-term debt obligations	—	0.2	—	—	—

Total	9.8	8.1	1.7	—	—

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified within the shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company and conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Shanghai Nuoxin, Jiangxi Nobao and Nantong Nobao is required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board or directors or management. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not allowed to be distributed as cash dividends except in the event of liquidation of these subsidiaries.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Our primary interest rate risk arises from long-term trade receivables and certain borrowings, which bear fixed rates and expose us to the fair value interest rate risk. Certain of our borrowings bear variable rates which may expose us to cash flow interest rate risk. We are currently not engaged in any interested rate hedging activities.

Foreign Exchange Risk

Substantially all of our revenues are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of convertible bonds, preferred shares, warrants and options, as well as the proceeds from this offering, and the Euro and U.S. dollar denominated purchase prices that we are obligated to pay for the components of GSHP modules that we purchase from third parties. We believe that we currently are not exposed to significant direct foreign exchange risk and have not engaged in any foreign currency hedging transaction.

Fluctuations in exchange rates, particularly among U.S. dollars, Euros and RMB, affect our gross and net profit margins and could result in foreign exchange and operating losses. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate among U.S. dollars, Euros and RMB because the value of our business is effectively denominated in RMB and a substantial portion of our costs and expenses is denominated in Euros, while the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar, Euros and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Euros, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollar amounts for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the amount of U.S. dollars available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. For the year ended December 31, 2010, the consumer price index in China increased by 4.6%.

Recent Accounting Pronouncements

New and amended standards, and interpretation of existing standards effective in 2010 and the quarter ended March 31, 2011 and relevant to us

IAS 1 (amendment), ‘Presentation of financial statements.’  The amendment clarifies that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amended standard does not have any impact on the classification of our financial instruments.

IAS 17 (amendment), ‘Leases.’  The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating leases using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. The amended standard does not have any impact on our classification of land use rights.

IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions.’  These amendments became effective on January 1, 2010. In addition to incorporating IFRIC 8, ‘Scope of IFRS/HKFRS 2’ and IFRIC 11, ‘IFRS 2 — Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. We do not expect the amended standard to have any impact on our accounting in connection with our 2010 Plan adopted in 2010.

IAS 24 (revised), ‘Related party disclosures.’  This revised standard supersedes IAS 24, ‘Related party disclosures,’ issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. We have applied the revised standard since January 1, 2011 and our adoption did not have any effect on our financial statements for the year ended December 31, 2010 and for the quarter ended March 31, 2011.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments.’  This standard clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010. Earlier application is permitted. We applied this interpretation on January 1, 2011 and it did not have a significant impact on our financial statements for the quarter ended March 31, 2011.

New and amended standards, and interpretation of existing standards relevant to us, but were not effective and not early adopted by us as of March 31, 2011

The following are the new and amended standards and interpretation of existing standards relevant to us but not effective and not early adopted by us as of March 31, 2011. We are analyzing the potential impact from these new and amended standards and interpretation to existing standards.

IFRS 9, ‘Financial instruments.’  This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement.’ IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect our accounting for financial assets. The standard is not applicable to us until January 1, 2013, but is available for early adoption. We have not adopted this standard. We will apply the revised standard from January 1, 2013.

IFRS 7 (amendment), ‘Disclosures — Transfers of Financial Assets.’  The amendment requires additional disclosures for risk exposures arising from transferred financial assets. The amendments aim at helping users of financial statements to evaluate the ongoing risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, and promoting transparency in the reporting of transfer transactions, particularly those involving securitization of financial assets. The amendment will apply from annual periods beginning on or after July 1, 2011. Earlier application is permitted. We will apply the revised standard as of January 1, 2012.

OUR CORPORATE HISTORY AND STRUCTURE

We are a holding company incorporated in the Cayman Islands and conduct our business through our operating subsidiaries in China. We own 100% of the equity interest of our operating subsidiaries through Eastern Well, an intermediate holding company incorporated on January 24, 2007 under the laws of Hong Kong, with no significant assets or operations of its own.

On December 11, 2007, Shanghai Nobo (previously known as Shanghai Nobo Energy Technology Co., Ltd.) was established as a limited liability company in Shanghai and commenced its operations as a provider of GSHPs. In May 2008, Shanghai Nobo became a wholly owned subsidiary of Eastern Well pursuant to an equity interest purchase agreement dated March 5, 2008. On December 31, 2009, all equity interests in Shanghai Nobo were transferred to Easy Victory Holdings Limited, a party not affiliated with us. Since the completion of such transfer, Shanghai Nobo is no longer a member of our listing group.

Our production facility, Jiangxi Nobao Electronics Co., Ltd., or Jiangxi Nobao, was initially established as a limited liability company in Jiangxi Province, China on April 5, 2005 by Bright Praise Holdings Limited, or Bright Praise, a limited liability company incorporated under the laws of Hong Kong and was beneficially owned by Mr. Kwok Ping Sun, or Mr. Sun, our chairman and chief executive officer. In April 2008, all equity interests in Jiangxi Nobao held by Bright Praise were transferred to Eastern Well pursuant to a share transfer agreement dated March 28, 2008, and consequently, Jiangxi Nobao became our wholly owned subsidiary.

Our primary operating subsidiary, Nuoxin Energy Technology (Shanghai) Co., Ltd., Shanghai Nuoxin, was established as a limited liability company in Shanghai on November 28, 2008 by Eastern Well and it is currently 100% owned by Eastern Well. On December 22, 2010, Nobao Energy (Nantong) Co., Ltd. was established as a limited liability company in Nantong, Jiangsu Province by Eastern Well.

On June 18, 2009, pursuant to a series A share purchase agreement, dated June 18, 2009, Eastern Well issued a total of 49,064,800 series A shares to CEF, and also issued to CEF a warrant to purchase up to 24,532,400 series A shares. Each series A share can be converted into one ordinary share. CEF exercised this warrant on October 5, 2009 and received an additional 24,532,400 series A shares, holding a 33.5% equity interest in Eastern Well on an as-converted basis.

On December 15, 2009, Mr. Sun transferred 7,296,760 ordinary shares of Eastern Well to Wide Safety International Limited, or Wide Safety, a Hong Kong company wholly owned by Mr. Jin Hua Ren, after which Wide Safety held a 3.3% equity interest in Eastern Well.

We undertook a separate restructuring in anticipation of our initial public offering and became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of Eastern Well on January 15, 2010. The exchange was for all shares of equivalent classes that these shareholders previously held in Eastern Well.

On April 8, 2010, Mr. Sun transferred 2,743,820 of our ordinary shares to CEF in connection with the termination of two option agreements among Mr. Sun, CEF and our company dated January 15, 2010, and transferred his remaining 135,894,620 ordinary shares to Tai Feng Investments Limited, or Tai Feng, a British Virgin Islands holding company wholly owned by him.

On April 19, 2010, we effected a share split whereby all of our 14,593,520 then issued and outstanding ordinary shares of a par value of US$0.001 per share and 7,359,720 series A shares of a par value of US$0.001 per share were split into 145,935,200 ordinary shares of a par value of US$0.0001 per share and 73,597,200 series A shares of a par value of US$0.0001 per share, respectively, and the numbers of our authorized ordinary shares and series A shares were increased from 40,000,000 and 10,000,000, respectively, to 400,000,000 and 100,000,000, respectively.

In August 2010, we issued 2,769,188 of our ordinary shares to each of Ace Excel Limited, or Ace Excel, and Ace Captain Holdings Limited, or Ace Captain, after which Ace Excel and Ace Captain together hold a 2.3% equity interest in Nobao.

In September 2010, Tai Feng transferred 3,600,000 of our ordinary shares to Wide Safety, after which Wide Safety holds 4.5% equity interest in Nobao.

In October 2010, Tai Feng further transferred 1,846,125 of our ordinary shares to Golden Land (Asia) Limited, or Golden Land, after which Golden Land holds 0.8% equity interest in Nobao.

In October 2010, pursuant to a series A-1 senior preferred share purchase agreement dated October 16, 2010, we issued: (i) a total of 5,769,231 series A-1 shares of par value US$0.0001 each, or series A-1 shares, (ii) an option to purchase 12,692,112 additional series A-1 shares at a price of US$2.1667 per share (this option was exercised in full in December 2010), and (iii) an option to purchase 32,307,195 additional series A-1 shares at a price of US$2.1667 per share, or the series A-1 option. In May 2011, we and SLP entered into an amendment to the series A-1 senior preferred share purchase agreement which provides that, if the closing of this offering occurs on or before July 15, 2011, SLP may exercise the series A-1 option solely by means of net share settlement upon the closing of this offering. On May 16, 2011, SLP executed a waiver, pursuant to which SLP agreed that, if the offering occurs on or prior to July 15, 2011, SLP will waive its series A-1 option in its entirety. See “Related Party Transactions — Private Placements.”

The following diagram illustrates our current corporate structure:

INDUSTRY

Introduction to GSHP Technology

Ground source heat pump, or GSHP, is a technology that utilizes the energy captured in the ground, or geothermal energy, to provide heating, cooling and hot water to buildings. Sources of geothermal energy include energy generated from the original formation of the earth, radioactive decay of underground minerals, as well as solar energy, of which approximately 47% is captured by the ground surface. The temperature underground is relatively stable throughout the year, and is typically higher than the air temperature during winter and lower than the air temperature during summer. GSHP systems provide winter heating by drawing heat from underground and transferring it to the surface. This process is reversed during the summer, when heat is extracted from buildings and transferred underground, thereby satisfying cooling needs.

Geothermal energy has a number of advantages as compared to other types of renewable energy such as solar energy, wind energy, tidal energy and hydropower. Such advantages include:

•	geothermal energy utilized by GSHP systems does not require the installation of additional infrastructure, as the energy stored in the ground does not have to be delivered but is “produced” on site;

•	renewable energy sources such as wind and solar are not as stable as geothermal, primarily because the distribution of sunshine and wind are uneven around the world, and utilization of such forms of energy is subject to, among other things, changes in weather conditions;

•	according to Roland Berger, the capacity factor, as measured by the ratio of the actual energy produced in a given period to the theoretical maximum possible, for geothermal energy used in GSHP systems ranges from 80% to 90%, as compared to 20%, 27% and 31% for solar, hydro and wind energy, respectively; as such, GSHP systems can provide more stable and efficient heating and cooling solutions; and

•	unlike many other forms of renewable energy, GSHP projects generally do not rely on government subsidies to be economically viable.

History of GSHP Technology and its Application in Europe and the U.S.

GSHP technology was first introduced in the early 20th century. Given the relatively high costs of early GSHP systems and the relatively low cost of energy, the systems were not considered for widespread use until the first energy crisis in the early 1970s when energy prices soared, leading to increased awareness of the importance of energy efficiency and alternative energy sources. As a result, the benefits of GSHP technology became more highly valued, and companies began to research, manufacture and install GSHP systems primarily in Europe and the U.S. Coupled with increased government regulations targeting energy efficiency in buildings, adoption of GSHP systems gradually increased. Many countries have also promulgated laws and regulations on energy consumption and pollution, with several European countries such as Switzerland, Sweden and Austria promoting geothermal energy based heating and refrigeration technology through subsidies, tax offsets and other favorable policies.

With its mature and proven track record and applicability across a wide range of building environments and geological conditions, GSHP technology is an environmentally friendly and energy efficient solution to achieve energy consumption savings and reduce greenhouse gas emissions. GSHP systems are widely known and used in many developed countries for heating and cooling in residential, public and commercial buildings. According to Roland Berger, GSHP systems are significantly more energy efficient than conventional HVAC and hot water systems, with typical energy consumption savings of 25% to 50%.

Current Status and Outlook of China’s GSHP Market

The History and the Overall Market Size of GSHP in China

GSHP technology was first introduced in China in 1997 when the U.S. and PRC governments signed a joint cooperation agreement on the development of the GSHP market in China. Since then, adoption of GSHP systems has increased significantly, together with China’s accelerated urbanization and strong growth in building constructions.

According to Roland Berger, as of December 31, 2009, there was an estimated gross floor area of 139 million square meters served by GSHP systems, or the GSHP floor area, in China, after growing at a compound annual growth rate, or CAGR, of 47% from 2005 to 2009, as illustrated in Figure 1-1 below:

Figure 1-1 GSHP Floor Area in China (Unit: square meters in millions)

Source: Roland Berger China GSHP Market Industry Report, March 2011

Despite the significant growth, the ratio of annual added GSHP floor areas to total new floor area additions, or the GSHP penetration rate, in China remains low. In 2009, China’s GSHP penetration rate was only approximately 4%, as compared to more mature markets such as the U.S where penetration rates are over 10% and Europe, where penetration rates are much higher in various countries. However, the penetration rate of GSHP application in China is expected to increase significantly in the coming years as the market awareness of its benefits continue to grow.

According to Roland Berger, annual added GSHP floor area in new buildings in China is expected to increase from approximately 28 million square meters in 2009 to approximately 93 million square meters in 2015 and to approximately 216 million square meters in 2020. Roland Berger also projects that annual sales value of GSHP systems installed in new buildings in China will increase from approximately US$1.3 billion in 2009 to approximately US$4.2 billion in 2015 and to approximately US$9.7 billion in 2020. Accordingly, the GSHP penetration rate in China is expected to increase from 4.0% in 2009 to 9.1% by 2015 and 15.9% by 2020. Figure 1-2 and Figure 1-3 below illustrate the estimated annual added GSHP floor areas and GSHP sales in new buildings in urban China:

Figure 1-2 Estimated Annual Added GSHP Floor Areas in New Buildings in Urban China (Unit: square meters in millions)(1)	Figure 1-3 Estimated GSHP Sales in New Buildings in Urban China (Unit: US$ in billions)(1)

Note: (1) The figures in the chart does not include several industrial parks with sizes ranging from 2 million to 50 million square meters, which have indicated intentions to utilize GSHP technology in their entire areas. Since most of these projects will be developed in various stages and it is difficult to estimate the installed GFAs in each specific year, they have not been included in the market size estimates.

Source: Roland Berger China GSHP Market Industry Report, March 2011

Advantages of GSHP systems over conventional HVAC systems

The following advantages of GSHP systems over conventional HVAC systems will contribute to the expected significant increase in the penetration rate of GSHP systems and sales volume in China:

•	GSHPs can provide heating, cooling and hot water in one system, and are suitable for various public, commercial, industrial and residential buildings;

•	GSHPs are more energy efficient, with energy consumption savings of 25% to 50% generally being able to be achieved compared to conventional HVAC systems servicing the same amount of floor area;

•	GSHPs are more environmentally friendly, releasing significantly less carbon dioxide and other pollutants;

•	GSHPs typically require significantly less labor for daily operations and maintenance;

•	GSHPs require less space to service the same amount of floor area;

•	GSHPs have longer life expectancy, with underground components typically expected to last up to 50 years and components installed indoors (such as heat pumps and system modules) typically expected to last up to 30 years; and

•	GSHPs do not rely on open flame, flamable fuel or potentially dangerous fuel storage tanks.

Market Drivers

In recent years, the GSHP market in China has experienced significant growth, principally driven by a pressing need for energy efficiency and clean energy, a large and growing building market, rising energy prices and favorable government policies.

Pressing Need for Energy Efficiency and Clean Energy

As China’s economy continues to grow, its energy consumption is expected to increase significantly. In 2009, China was the world’s second largest energy consuming country and the largest emitter of CO2. Energy consumption from heating, air conditioning and hot water in buildings was equivalent to approximately 462 million tons of standard coal (3,761 billion kWh), with corresponding CO2emissions reaching 1.2 billion tons (according to International Energy Agency, one kilogram of standard coal equals 2.493 kilograms of CO2). According to Roland Berger, in 2008, buildings accounted for approximately 28% of China’s total energy consumption, and heating, cooling and hot water accounted for the majority of building energy consumption, at 55%. Specifically, in commercial buildings, heating, cooling and hot water typically account for a much higher proportion of building energy consumption due to the extended operating hours of their HVAC systems.

According to Roland Berger, significant savings on building energy consumption could be realized in the coming years through increased application of GSHPs in both existing and new buildings. The Ministry of Housing and Urban-Rural Development and the China Academy of Building Research forecast that building energy consumption will reach the equivalent of approximately 1,160 million tons of standard coal by 2020. Assuming 10% GSHP penetration rate and 40% energy savings on average, cumulatively from 2009 to 2020, the equivalent of approximately 296 million tons of standard coal could potentially be saved, which is approximately half the total building energy consumption in 2005. The Chinese government is targeting to reduce CO2 emissions per unit of GDP by 40% to 45% from 2005 levels by 2020 and increased acceptance of GSHP systems is considered essential in China’s efforts to achieve these commitments.

Large and Growing Building Market

China is one of the world’s largest construction markets and the number of buildings in China has rapidly increased over the past decade together with the country’s rapid economic development. According to Roland Berger, by the end of 2009, total existing building floor area in urban China was approximately 19.0 billion square meters, which is expected to increase to approximately 24.2 billion square meters by 2015, and further increase to approximately 30.3 billion square meters by 2020, as illustrated in Figure 1-4 below:

Figure 1-4 Gross Floor Area in Urban China (Unit: square meters in billions)

Source: Roland Berger China GSHP Market Industry Report, March 2011

New building construction is expected to be the key driver of China’s growing GSHP market, with over 95% of GSHP systems having been installed in new buildings in recent years. The continuing addition of gross floor area is expected to be a significant factor in driving China’s GSHP industry expansion.

In addition to the market opportunities that China’s growing gross floor area is expected to create, the country’s vast existing floor space also implies significant opportunities for GSHP retrofitting projects, particularly since conventional HVAC systems that were installed approximately 10 years ago are about to reach the end of their designed life expectancy and will need to be replaced. Growth in the retrofit market will also be fueled by customers’ general desire to lower their energy costs through the installation of the more energy efficient GSHP systems. According to Roland Berger, as of the end of 2009, the potential size of China’s retrofit market is estimated to be over US$24 billion. While GSHP installations for existing buildings in China are currently at a low level at less than 5% of total annual GSHP installations, according to Roland Berger, the retrofit market is expected to become a strong revenue source for China’s GSHP industry within the next five to ten years. However, an important concern for existing building customers when considering whether to upgrade their HVAC systems is the potential disruption and downtime that the upgrading process may cause to their operations, as well as the costs associated with the purchase of new equipment. There are currently very few players in China’s GSHP industry who have the ability to help customers switch from conventional HVAC systems to GSHP systems without causing significant operational disruption and incurring substantial equipment investment costs.

Rising Energy Prices

Following China’s rapid industrialization, the National Development and Reform Commission, or the NDRC, is working on changing its energy pricing policy to follow the market price of resources, which is likely to result in increased energy costs. Oil and natural gas prices in China have also risen in line with global price dynamics in recent years. According to Roland Berger, real estate developers, building owners and tenants are increasingly looking for cheaper, more energy-efficient HVAC systems in response to increasing energy costs for heating, cooling and hot water. The GSHP industry is well positioned to take advantage of this trend due to the substantial energy savings it can offer customers.

Favorable Government Policies

The Chinese government has taken steps to reduce energy consumption to both improve environmental conditions and support sustainable economic growth. The GSHP industry has benefited from the laws, regulations and policies introduced by the central and local governments under the 11th Five-Year Plan aimed at stimulating the use of renewable energy. Government incentives, including incentives for energy auditing and promoting green technologies and products, are becoming increasingly common for heat pump projects. Various energy conservation incentives have been granted by both central and local governments. Examples of these laws and policies include:

•	Renewable Energy Law;

•	Circular on the Enforcement Regulations for Ten Major Energy Savings Projects of the Eleventh Five-Year Plan;

•	Ordinance on Energy Savings in Civil Constructions and Ordinance on Energy Savings in Public Agencies Institutions; and

•	Decision on Amending the Renewable Energy Law.

Local governments have also offered subsidies and other support for energy efficient or environmentally friendly technologies, including GSHPs. For example, the Shanghai Municipal Government promulgated the Measures for the Implementation of Special Support on Energy-saving Technology Retrofitting Projects, which provides a reward of RMB300 (US$45.8) for every ton of standard coal saved for projects saving more than 500 tons of coal every year and the Tentative Measures on Special Support on Building Energy-saving Projects, which provides a subsidy of RMB50 (US$7.6) per square meter for GSHP projects installed in public buildings with a GFA not less than 20,000 square meters or in residential buildings with a GFA not less than 50,000 square meters. Beijing has also issued the Guidance on the Development of Heat Pump System, to encourage all public buildings, including government-funded and non-government-funded projects, to use heat pumps in preference to other HVAC systems, with users of GSHP systems under non-government funded projects receiving subsidies of RMB50 (US$7.6) per square meter. In addition, Shenyang, a large city in northern China, issued the Implementation Opinions for Full-scale Promotion and Application of the GSHP System, which prioritizes the installation of GSHP systems for heating in buildings wherever possible.

The policies and measures described above were the first to be promulgated that focus exclusively on “energy efficiency in buildings,” or EEB. Given the critical issues with respect to energy consumption and environmental conservation in China described above, however, both the Chinese central and local governments are expected to consider additional EEB measures in the future, meaning greater business opportunities for the GSHP sector due to greater demand for building energy efficiency solutions and increased government support for GSHP systems.

GSHP Industry Landscape in China

Industry Value Chain

The value chain for the GSHP industry primarily consists of the following parts:

According to Roland Berger, the GSHP market in China is extremely fragmented, with over 1,000 companies. These companies can generally be categorized into four main types, according their positions in the value chain:

•	Discrete heat pump manufacturers who focus solely on equipment manufacturing (approximately 200 players);

•	System installers who focus on GSHP system design and installation (approximately 800 players);

•	Integrated manufacturers who focus on equipment manufacturing, GSHP system design and installation (a few players); and

•	EMC energy management solutions providers who focus on equipment manufacturing, system design and installation as well as providing post-installation energy management, including maintenance services, for customers over a multi-year period (very few players).

According to Roland Berger, GSHP equipment manufacturers are generally differentiated by their ability to achieve superior performance through advanced system assembly design. Foreign players, such as Climaveneta, Mammoth and McQuay, were early entrants to the Chinese market. With the increasing awareness of GSHP systems in China in recent years, several leading domestic players have introduced competitive GSHP systems leveraging cost advantages and engineering know-how they have developed.

Domestic players are well positioned in system design and installation. Designing a GSHP system requires reliable on-site geological and hydrological data such as rock-soil layer, rock and soil mass temperatures, underground static water levels, water temperatures, water quality and water flow speed. Test wells are often built to test the capacity of groundwater and simulations of the GSHP system must be done before actual construction. In collaboration with universities and research institutes, domestic GSHP players have developed customized simulation software systems, design know-how, information databases and installation techniques that are specifically suited for local Chinese geological conditions.

Business Model

How the various GSHP industry players create, delivery and capture value can be reflected in their different business models. The main business models used by the GSHP players in China include:

•	Engineering, Procurement and Construction (EPC). Under the EPC model, a GSHP enterprise is responsible for equipment procurement, system design and installation as well as testing. The client pays the total cost to the EPC contractor at the completion of the GSHP construction or through installments. EPC does not involve post-installation energy management services; and

•	Energy Management Contract (EMC). Under the EMC model, a GSHP enterprise brings its technical know-how to provide complete turnkey services for a project, including equipment procurement, manufacturing, system design and installation as well as providing post-installation energy management, including operation and maintenance services. The customer does not pay for upfront construction costs and receives title to the system at the end of the EMC contract term, which is generally 20 years or longer. The fees charged by the GSHP enterprise are variable or fixed, which are often based on customers’ energy cost savings, for the term of the EMC contract. Therefore, the energy efficiency and cost savings potential of the installed GSHP system is a crucial factor in determining the economic viability of a particular EMC project.

The EMC model has been gaining increasing interest due to the significant benefits it offers customers, including upfront capital expenditure savings, significant, immediate and ongoing energy savings, and labor and maintenance requirement reductions. In China, the EMC model has also been receiving particular attention from the government in recent years. In particular, the government took several actions to stimulate adoption of the EMC model in 2010, including:

•	In April, the State Council circulated the Opinions on Accelerating the Development of Energy Management Contracts and Promoting Energy Saving Service Industry jointly formulated by the NDRC, the Ministry of Finance, the People’s Bank of China, and the State Administration of Taxation, calling for preferential tax treatments to companies engaged in EMC and energy savings service businesses and their customers. The preferential tax treatments contemplated include a provisional exemption from business tax on the taxable income generated from contractual energy management projects, an exemption from value-added tax in connection with the transfer of assets used in “contractual energy management,” and a three-year exemption from the EIT on the taxable income generated from contractual energy management projects from the first year when the project generates operating revenue, followed by a 50% reduction of the EIT on the taxable income generated from contractual energy management projects for an additional three years;

•	In June, the NDRC and Ministry of Finance introduced the Tentative Measures on Government Incentive Fund Management on Energy Management Contract Projects, providing financial support to energy savings service companies in EMC projects; and

•	In December, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on the Policies on VAT, Business Tax and Income Tax for Promoting Development of Energy Saving Service Industry, providing tax deductions to energy saving companies and their customers utilizing the EMC model as well as requiring the application of a standard EMC template.

These policies and measures were some of the initial efforts to encourage adoption of the EMC model in energy saving projects in China. As seen by the success of the U.S. Federal Energy Management Program, or FEMP, which was initiated in the 1990s and helped U.S. federal agencies reduce energy consumption in 500,000 U.S. federal buildings, effective promotion of the EMC model has proven to be crucial in encouraging large commercial projects to accept GSHP technology.

Nevertheless, there are significant barriers to entry for GSHP enterprises that seek to employ the EMC model, including:

•	its GSHP technology must be able to create significant energy consumption savings in order to generate attractive financial returns, which sets high technological and performance hurdles;

•	it must bear the full upfront cost of system design, equipment manufacturing and installation, which means the contractor must have sufficient capital available prior to beginning a project in order to provide the EMC service;

•	it must be able to provide ongoing maintenance services for customers throughout the term of the EMC, which places significant quality burdens on the GSHP equipment installed; and

•	in the project bidding process, customers are typically focused on a bidding company’s previous EMC experience and track record when making their selection, which places enterprises with established credentials at a significant advantage.

As a result, there are very few players who offer customers GSHP energy management solutions through EMCs in China. According to Roland Berger, for those with sufficient financial resources, advanced and proven technologies and experience in executing EMCs, the business model can be a successful strategy for business growth.

BUSINESS

Overview

We are the leading provider of fully-integrated energy management solutions in China utilizing ground source heat pump, or GSHP, technologies. Our GSHP-based heating, cooling and hot water supply systems, or the GSHP systems, take advantage of the constant moderate underground temperature to boost efficiency and reduce energy consumption, thereby significantly reducing operational costs and greenhouse gas emissions, as compared to conventional heating, ventilation and air conditioning systems and hot water supply systems, or conventional HVAC and hot water systems.

We offer our solutions for buildings primarily through energy management contracts, or EMCs, using our self-developed and designed GSHP modules under our Nobao brand, or the Nobao-branded GSHP modules. We focus on providing our solutions for commercial buildings. As of December 31, 2010, we were the largest EMC-focused provider of GSHP energy management solutions in China in terms of cumulative gross floor areas, or GFAs, covered by installed EMC solutions, or installed GFAs. As of March 31, 2011, we had entered into EMC projects to provide our GSHP systems to buildings with total GFAs of over 2.8 million square meters, including installed GFAs of approximately 1.2 million square meters. Currently, under each EMC, we design, manufacture and install GSHP systems, as well as bear, in most cases, post-installation electricity costs related to the operation of our system and provide maintenance services over a contract period of 10 to 25 years. In return, our customers agree to pay us energy management fees typically on a monthly basis over the entire contract period, providing long-term recurring cash flows to us. Due to the long term nature of EMCs, we choose our customers and projects prudently by assessing their energy consumption patterns as well as their credit profiles.

A key advantage of our GSHP systems is the substantial energy consumption savings they are able to achieve. Our GSHP-based solutions can typically save between approximately 50% to 70% on energy consumption compared to conventional HVAC and hot water systems, based on EMC projects installed by us and in operation for over a year. This compares to the typical 25% to 50% energy consumption saving rates of other GSHP systems. This advantage is built upon our proprietary system architecture and control software, which we developed based on mature GSHP technologies that have been primarily adopted for residential use in Europe and the United States. For example, our core technology, the parallel operation technology, enables multiple GSHP modules to operate in parallel to service large buildings, improving energy efficiency and increasing operational flexibility by adjusting the operation of each module according to the actual requirements of the buildings. With such technology, failures of any individual module would not result in failure of the entire GSHP system, thus ensuring a high level of system reliability. Further, our seamless conversion technology, together with our parallel operation technology, allows our customers to switch from their conventional HVAC and hot water systems to our GSHP systems without causing business interruptions, positioning us well to address China’s substantial building retrofit market. Our technologies can be effectively applied in commercial buildings with large GFAs, whether in new buildings or retrofit projects, differentiating us from many of our competitors.

We believe our EMC model is highly appealing to our customers due to the following reasons:

•	it saves upfront capital expenditures for our customers: our EMC customers are able to enjoy the benefits of our GSHP systems without the need to commit upfront costs in relation to the design, manufacturing and installation of heating, cooling and hot water supply systems, providing significant savings on their capital expenditures;

•	it provides attractive monthly energy management fees in lieu of customers’ energy consumption costs relating to their heating, cooling and hot water supply needs: the energy management fees we charge are very attractive given we do not require our EMC customers to pay any upfront fees in connection with the design, manufacturing and installation of our GSHP systems; for customers who require continuous and uninterrupted heating, cooling and hot water supply, such as hotel clients, the energy management fees we charge are typically lower than the expenses they would otherwise incur for operating a conventional HVAC and hot water system, providing additional on-going cost savings throughout the term of the EMC; and

•	it minimizes our customers’ maintenance costs and efforts: for the contract period, as our solutions cover maintenance services for our GSHP systems, our customers have little or no additional maintenance-related labor or other costs.

After we commenced commercial operations in June 2007, we initially grew our business primarily through undertaking building retrofit projects, leveraging our seamless conversion technology. As our business has grown and our technologies, track record and brand have become more recognized, we have started to undertake, in addition to building retrofit projects, more new building projects with larger GFAs. We believe new building projects with larger GFAs have the benefit of economies of scale. The average GFAs per project covered by our EMCs that we entered into in 2008, 2009, 2010 and the quarter ended March 31, 2011 were 41,500, 85,800, 182,886 and 167,653 square meters, respectively. As we have expanded the number of EMCs and GFAs we serve, we have accumulated substantial industry knowledge and achieved increased operational efficiency.

In January 2011, we entered into a centralized energy supply contract, or the Su-Tong Master Contract, with the administrator of Su-Tong Science and Technology Park, or the Su-Tong Park, an urban development project located in Nantong, Jiangsu Province. New buildings are being built or planned to be built in the Su-Tong Park, including factories, warehouses, hotels, shopping malls, hospitals, schools, offices and residences. Under the Su-Tong Master Contract, we were designated by the park administrator as the exclusive provider of heating, cooling and hot water systems, using our GSHP systems under the EMC model, for new buildings with total GFAs of 50 million square meters in the Su-Tong Park, which we refer to as the Su-Tong Project. Under the Su-Tong Master Contract, other than for the buildings owned by the park administrator, we need to enter into specific EMCs with occupants of the Su-Tong Park to provide our energy management solutions. We have commenced installation for some of the buildings in the Su-Tong Park and expect to receive energy management fees after our GSHP systems in those buildings are installed and put in use. The Su-Tong Park will be developed in stages and we expect to complete the installation projects for all buildings covered by the Su-Tong Master Contract by the end of 2018. For potential risks relating to the Su-Tong Project, see “Risk Factors — Risks Related to Our Company and Our Industry.”

In addition to our EMC business, we also derive revenues from the design, sales and installation of GSHP systems for our customers without an energy management contract, which we refer to as the engineering, procurement and construction model, or the EPC model.

We have experienced significant growth in our business since we commenced operations in June 2007. Our cumulative installed GFAs under EMCs as of December 31, 2008, 2009, 2010 and March 31, 2011 were 86,176, 313,835, 873,645 and 1,189,383 square meters, respectively. Our total revenues increased from RMB39.7 million for the year ended December 31, 2008 to RMB165.2 million for the year ended December 31, 2009 and RMB346.0 million (US$52.8 million) for the year ended December 31, 2010. Our total revenues for the quarter ended March 31, 2011 were RMB184.9 million (US$28.2 million), compared to RMB69.0 million for the same quarter in 2010. Our net income for the year ended December 31, 2008 was RMB7.4 million. For the years ended December 31, 2009 and 2010, we had net losses of RMB326.5 million and RMB1,042.0 million (US$159.1 million), respectively, primarily due to the non-cash finance costs and share-based compensation expenses we incurred in those periods. Our net income excluding non-cash finance costs and share-based compensation expenses increased from RMB7.4 million for the year ended December 31, 2008 to RMB51.4 million for the year ended December 31, 2009 and RMB104.3 million (US$15.9 million) for the year ended December 31, 2010. For the quarter ended March 31, 2011, we had a net loss of RMB621.5 million (US$94.9 million), including net finance costs of RMB671.1 million (US$102.5 million) mainly as a result of the fair value changes of our preferred shares and options, compared to a net loss of RMB1,485.0 million in the same quarter in 2010, including net finance costs of RMB1,479.2 million mainly as a result of the fair value change of our preferred shares of RMB1,479.6 million and share-based compensation charges of RMB33.4 million with respect to the share options we granted in March 2010. Our net income excluding non-cash finance costs relating to preferred shares, warrants and options to acquire preferred shares and share-based compensation expenses increased from RMB28.0 million for the quarter ended March 31, 2010 to RMB50.7 million (US$7.7 million) for the quarter ended March 31, 2011. For more information about net income excluding non-cash finance costs and share-based compensation expenses, a financial measure not prepared in accordance with IFRS, please see “Selected Consolidated Financial and Operating Data — Non-IFRS Financial Data.”

We intend to undertake EMC projects with targeted internal rates of return without project-level financing, or unlevered IRRs, of not less than 20% over the EMC term, unless there are strategic or other economic considerations we believe may benefit our business. For a discussion about how the actual returns of our EMC projects may differ from our targeted unlevered IRRs, see “Risk Factors — Risks Related to Our Company and Our Industry — The actual return of our EMC projects may be lower than our targeted unlevered IRRs.”

Our Strengths

We believe the following competitive strengths have enabled us to take advantage of the market potential in China and have allowed us to compete successfully:

Early entrant and leader in China’s rapidly-growing GSHP energy management solutions market

We are the leading provider of fully-integrated energy management solutions to buildings in China utilizing GSHP technologies. We built our market leadership through our proprietary portfolio of technologies that we believe deliver superior energy savings to our customers and support our EMC business model with attractive financial returns.

As a pioneer in providing advanced GSHP energy management solutions, we are able to successfully penetrate our target market and establish ourselves as a leading player. Further, our early entrant advantage has allowed us to accumulate a wealth of experience in operating GSHP systems in varying geographic locations, environments and end markets since our inception, which in turn reinforces our market leadership position. For example, we maintain a database of climatical, architectural and geological data through our GSHP system installation projects in various locations. Such data helps us to optimize the design of our GSHP systems in order to achieve significant energy savings in a wide range of buildings and geological environments and conditions. We believe our strong industry reputation, wealth of GSHP and energy management experience, differentiating technologies and early entrant advantage have created competitive advantages to help us maintain and build upon our leadership position.

The Chinese government has taken steps to reduce energy consumption to both improve environmental conditions and support sustainable economic growth. In addition, China is one of the world’s largest and fastest-growing building construction markets with 19.0 billion square meters of existing building floor areas in urban locations as of December 31, 2009, which is expected to increase to 30.3 billion square meters by 2020. We expect that China’s pressing need for energy efficiency, the large and growing building market, rising energy prices and favorable government policies will continue to drive the growth of the GSHP market in China. We believe we are well positioned to take advantage of this expanding market opportunity.

Proprietary technology and system architecture providing substantial energy savings and operational advantages

We have developed a portfolio of proprietary GSHP related technologies and applications that we believe offer superior energy savings.

We believe that our solutions, benefitting from our proprietary control software and system architecture, are more energy efficient compared to conventional HVAC and hot water systems, as well as competing GSHP solutions. Based on data from the EMC projects installed by us and which have been in operation for over a year, our solutions can typically save between approximately 50% to 70% on energy consumption for heating, cooling and hot water compared to conventional HVAC and hot water systems. To date, we have received a software copyright registration certificate from the State Copyright Bureau of the PRC for the control systems we developed for our parallel operation of GSHP modules and five patents relating to our key GSHP-related technologies. Further, we have six patent applications with the State Intellectual Property Office of the PRC pending its final approval, covering additional key GSHP related technologies developed by us.

Three critical components of the proprietary technology and system architecture of our GSHP systems are:

•	Parallel operation of GSHP modules, improves energy efficiency of the GSHP systems by adjusting to the actual heating, cooling and hot water requirements of the buildings. Our parallel operation system architecture also acts as a protection against potential system-wide failure, as failures of any individual module will not result in the failure of the entire GSHP system. To date, we have not experienced any material interruption or failure of our GSHP systems. In addition, our parallel operation system allows our customers to free up significant space in their buildings originally designed to store conventional HVAC and hot water systems. The energy efficiency level and reliability derived from our parallel operation technology provide us with a competitive advantage to serve buildings with significantly larger GFAs and allow us to address the market for large scale urban developments.

•	Seamless conversion feature, developed based on our parallel operation technology, allows our customers to switch to our systems from existing conventional HVAC and hot water systems without causing business interruptions. This feature provides us with a competitive advantage to address the large building retrofit market, which many of our competitors in China are unable to address.

•	GSHP monitoring system, enables us to monitor our GSHP modules on an as-needed basis, which allows us to identify mechanical and system problems promptly, thereby reducing maintenance costs and shortening repair time.

EMC business model generating compelling value proposition to our customers and attractive financial returns to us

Building upon our highly energy efficient GSHP systems, we focus our business on the EMC model, which we believe offers an attractive value proposition to our customers. The EMC model allows our customers to substantially reduce their capital expenditure requirements, energy consumption, system maintenance and other related costs. At the same time, our EMC model allows us to enjoy visible and recurring cash flows over 10 to 25 years. We intend to undertake EMC projects with targeted unlevered IRRs of not less than 20% over the EMC term, unless there are strategic or other economic considerations we believe benefit our business. For a discussion about how the actual returns of our EMC projects may differ from our targeted unlevered IRRs, see “Risk Factors — Risks Related to Our Company and Our Industry — The actual return of our EMC projects may be lower than our targeted unlevered IRRs.” In addition, since August 2009, we have specified in our EMCs that the energy management fees generally may be adjusted if the tariff increases, and our customers are typically responsible for additional electricity costs resulting from tariff increases, further increasing the stability of and visibility into our long-term cash flows from these EMCs.

Our EMC business model has attracted broad customer support and recognition. Our annual contracted GFA increased from 249,001 square meters in 2008 to 429,000 square meters in 2009 and to 1,463,084 square meters in 2010. Further, in January 2011, we entered into the Su-Tong Master Contract which covers new buildings with a total GFA of 50 million square meters to be constructed over the next eight years, significantly boosting our project pipeline. See “— Our Projects — Su-Tong Project.” We expect the first project under the Su-Tong Master Contract to be operational by the end of October 2011.

The leading provider of fully-integrated GSHP energy management solutions

We offer fully-integrated energy management solutions primarily by designing, manufacturing and installing GSHP systems, as well as providing post-installation maintenance services typically over 10 to 25 years. We have an in-house team that specializes in GSHP project design, which we believe many of our competitors in China, as well as traditional building design firms, do not possess. Our engineering and design team and our manufacturing department work closely together to optimize product design and manufacturing processes and develop systems meeting our customers’ needs. We believe our fully-integrated GSHP-based energy management solutions allow our customers to enjoy one-stop-shop services, offering them a simplified system selection, operation and maintenance experience.

In addition, our fully-integrated business model provides us the following competitive advantages:

•	ability to manufacture GSHP modules incorporating our proprietary technologies and customized for our EMC customers;

•	significantly reduce our module cost as compared to imported GSHP modules;

•	ability to control the quality of our GSHP modules and our services;

•	ability to use our database of climatical, architectural and geological data obtained through our projects in various locations to optimize our module design tailored for the market; and

•	support our provision of long-term maintenance services under the EMC model.

We carefully choose components from internationally renowned suppliers in Europe for the manufacturing of our modules which have to pass rigorous quality inspections before installation. In November 2010, we received a national quality trustworthy product certificate from the China Light Industry Products Quality Guarantee Center in recognition of the quality of the GSHP modules manufactured by us. In addition, we received an ISO9001 quality management system certificate, an ISO14001 environmental management system certificate, an ISO28001 environmental management system certificate and a European Union Certificate of Adequacy in 2010.

Established and diversified customer base with a robust project pipeline

We choose our customers prudently by assessing their energy consumption patterns as well as their credit profiles. We strive to enter into EMCs with customers who are property owners with low credit risk and a commitment to cooperate with us in the long-term. As of the date of this prospectus, none of our customers has been late in paying its energy management fee. We attribute this to the critical functions that our GSHP systems provide, the attractive energy management fees enjoyed by our customers and the fact that our energy management fees typically account for a small portion of our clients’ operating expenses. In addition, because heating, cooling and hot water supply are critical to the buildings serviced by our GSHP systems, we believe if a customer transfers the title to the building covered by an EMC, the new owner will have a strong incentive to assume the obligations of the original customer under the EMC, rather than incurring additional efforts and potentially high switching costs for an alternative heating, cooling and hot water supply system. Further, in most of our EMCs we also require our customers to transfer the EMCs to the succeeding owners when they transfer the titles of the buildings.

We have entered into EMCs with selected customers in China’s commercial retailing, industrial park, hotel, real estate development and other related sectors, providing us with the reputation, track record, industry knowledge and technical expertise that we can leverage in marketing to prospective customers. These existing relationships also help us create a referral network, enabling us to expand our customer base. Currently, we operate EMC projects in 10 Chinese cities, including Shanghai, Nanjing, Kunming, Qingdao, Nantong and Jiangyin. We believe our long-term relationships with a diverse base of established customers will provide us significant opportunities to grow our pipeline.

Building upon our leading market position, we have developed a robust pipeline for our EMC projects, a substantial majority of which are for new buildings, with relatively low marketing and sales efforts and expenses. As of March 31, 2011, we had 17 EMC projects that had been contracted but had not fully commenced operations, covering total GFAs of 2.7 million square meters. In January 2011, we commenced the Su-Tong Project, under which the park administrator designated us as the exclusive provider of heating, cooling and hot water systems under the EMC model, utilizing our GSHP systems, for buildings being built or planned to be built in the Su-Tong Park with total GFAs of 50 million square meters. In addition, we have entered into long term strategic framework agreements with various entities, such as Shanghai Jin Jiang International Hotels (Group) Company Limited, or Jin Jiang Group, one of the leading hotel operators and managers in China with over 540 hotels under management in China, which provide us opportunities to negotiate and enter into additional EMCs in the future. We intend to continue to focus on signing EMCs with customers with large GFAs and high heating and cooling demands, which can yield larger economic returns for us. We believe our project pipeline gives us a solid footing to continue to promote and grow our business going forward.

Entrepreneurial and experienced management team coupled with strong technological and execution capabilities

Our seasoned management team has successfully expanded our business operations and increased our revenue through organic growth. Mr. Kwok Ping Sun, our chairman and chief executive officer, has over 20 years of experience in automated control systems and over seven years of experience in the GSHP area in China as well as

Europe. Our chief financial officer, Mr. E (Alec) Xu, has over 18 years of experience in the accounting and finance fields and previously served as chief financial officer of a listed company. Our strong leadership in GSHP-related technologies is supported by our research and development team led by Mr. Jun Chen, our chief technology officer, who has over 20 years of experience in design, conversion and construction of heating and cooling systems, and Ms. Jianping Chen, our vice president, and formerly the deputy director of the HVAC Department of Shanghai Construction Science Research Institute focusing on GSHP-related technologies. In addition, Dr. Jian Xiong, our senior vice president for operations, who holds a doctorate degree in robotics and automation, has extensive working experience with Chinese government institutions.

Our senior management team, which has strong local and international experience, is supported by a team of experienced engineers and professionals who have worked for many years in related sectors. We believe that our seasoned management team, coupled with strong technological and execution capabilities, has contributed significantly to our past success and will continue to lead our future growth.

Our Strategies

Our objective is to expand our leadership position in the GSHP-based clean energy management solutions market in China. To achieve this objective, we intend to leverage our core competencies by continuing to provide innovative solutions to meet our customers’ needs. We plan to further develop and grow our business by pursuing the following strategies:

Maintain and enhance our leading market position in China

We intend to maintain and build upon our current leadership position in the GSHP energy management solutions industry in China, where there is a pressing need for energy efficiency and a large and growing building market for us. We intend to leverage our proprietary technologies, early entrant advantage, ability to provide fully-integrated solutions and EMC model to further penetrate and expand our markets, and to further differentiate ourselves from our competitors. In particular, we aim to continue to take advantage of China’s favorable government policies for clean energy solutions and focus our marketing efforts on signing new EMCs with large and prominent customers in the commercial retailing, industrial park, hotel, real estate development and other related sectors.

In addition, to maintain our leadership, we intend to expand our manufacturing capacity and make further investments in talent by hiring additional skilled and experienced engineers and project management personnel. We also plan to continue investing in research and development, focusing on developing new products and solutions to increase energy savings, better address our customers’ needs and capture new market opportunities.

Focus on large and high-return projects to achieve economies of scale and increase brand recognition

In the early years of our operations, by utilizing the seamless conversion feature of our GSHP systems, we expanded our operations through undertaking heating and cooling retrofit projects for existing buildings, some of which with relatively small GFAs. With the increased awareness of clean energy management solutions and greater acceptance of our GSHP systems, we have been able to take on GSHP system installation projects for buildings with larger GFAs. More recently, as exemplified by the commencement of the Su-Tong Project, we have entered the market for large scale urban developments in China. We believe these larger projects can generate higher economic returns under the EMC model due to, among other things, the volume discounts in our raw material purchases and the more efficient use of our resources in designing, installing and maintaining our systems compared to projects with small GFAs. We plan to continue this strategic focus to capture such opportunities to achieve economies of scale.

Since we started our business in 2007, we have established a strong track record of delivering fully-integrated, highly efficient and clean energy management solutions. We plan to continue to build upon our track record to broaden our referral network and enhance our brand recognition. We believe our effort to increase our brand recognition will benefit from the increased number of reputable customers and high profile EMC projects, as well as China’s rising awareness of clean energy solutions, GSHP-related technologies and the EMC model. To implement this strategy, we also plan to regularly source customer feedback and address their evolving needs. We also intend to use tools such as framework agreements and cooperation agreements to enter into strategic cooperation relationships with large and reputable real estate developers, hotel and retail chain groups and industrial park administrators.

Continue to improve our operating efficiencies and expand our manufacturing capacity

We plan to further leverage the expertise derived from our design and implementation process to refine our systems and our manufacturing and installation processes to enhance energy efficiency, manage our operating costs and improve our gross margins. Toward this end, we continuously review and revisit each stage of our production, installation and maintenance processes to increase productivity and energy savings. We plan to achieve this goal through the following measures:

•	developing Nobao-branded GSHP modules with larger capacity to serve large buildings;

•	developing and using innovative technologies and equipment to lower manufacturing, installation and maintenance costs and reduce electricity consumption required for operating our GSHP systems; and

•	taking advantage of the economies of scale derived from large EMC projects to lower raw material and installation costs on a per square meter basis.

We plan to expand our manufacturing capacity by constructing a new manufacturing facility in Gongqing City, Jiangxi Province. We expect to build four additional production lines to reach an annual capacity of 3,500 to 4,000 GSHP modules upon completion. The construction of this manufacturing facility is expected to be completed in the second half of 2011 and the new production lines are expected to be operational by the end of 2011.

Continue to optimize our capital structure

Historically, we have relied primarily on funds generated from equity financings to support our growth. As we expect our EMC business to continue to grow at a rapid pace, we plan to continue to optimize our capital structure in order to enhance our equity returns and establish a foundation for our longer-term growth. We believe a strong capital position, access to key financial markets, ability to raise funds on more favorable terms and an overall low cost of capital can provide us with a competitive advantage. As initial steps to implement this strategy, we obtained a credit line of RMB50.0 million (US$7.6 million), secured by energy management fees to be received from some of our EMC projects, from Shanghai Rural Commercial Bank in February 2011. In addition, we have received approvals from China Merchants Bank and the Shanghai Branch of Industrial Bank with respect to our applications for a credit facility of RMB70.0 million (US$10.7 million) and a credit facility of RMB80 million (US$12.2 million), respectively, secured by the energy management fees to be received from selected EMC projects. In March 2011, we entered into a strategic cooperation agreement with the Shanghai Branch of Ping An Bank, under which it agreed to provide us credit support of up to RMB100 million (US$15.3 million) to finance our EMC projects and short term funding needs, cash management and services in other related areas. In April 2011, we entered into another strategic cooperation agreement with the Shanghai Branch of Bank of Communications under which it agreed to provide us, as a preferred customer, credit support, cash management and services in other related areas with a view to facilitating our business operations, particularly our development of the Su-Tong Project. These two strategic cooperation agreements are framework agreements, and we expect to enter into subsequent agreements with the banks to establish the specific terms of the credit support and other banking services to be provided by them. We are exploring additional debt financing opportunities with a number of international and PRC financial institutions. Further, as we become a public company after the completion of this offering, we expect our sources of financing will be further broadened, which will provide us a better platform to raise additional capital and maintain an optimal capital structure.

Strategically expand into selected international markets

Although we intend to continue to expand domestically to capture the opportunities of China’s large new and existing buildings market, over the long term we also plan to strategically enter overseas markets in Europe and North America. Given the relatively high energy costs in these regions, we believe our solutions can achieve higher energy cost savings for customers in these overseas markets than those in China. In addition, we may seek to acquire businesses that will enable us to tap into new geographic areas with desirable growth potential for GSHP solutions.

Our GSHP Systems

System Operation Overview

Our GSHP systems are electrically powered systems that use renewable energy in the form of constant moderate temperature underground to provide heating, cooling, and hot water for residential and commercial buildings. Like a refrigerator, air conditioner or heating system, GSHP systems use a heat pump to force the transfer of heat. GSHP technology utilizes the energy captured in the ground, or geothermal energy, to provide central heating, cooling and hot water to buildings. Sources of geothermal energy include energy generated from the original formation of the earth, radioactive decay of underground minerals, as well as solar energy. The temperature underground is relatively stable throughout the year, and is typically higher than the air temperature during winter and lower than the air temperature during summer. GSHP systems provide winter heating by drawing heat from underground and transferring it to the surface. The process is reversed during the summer, when heat is extracted from buildings and transferred underground, thereby satisfying cooling needs. The GSHP system is significantly more energy-efficient than conventional HVAC and hot water systems, as the GSHP system taps into a readily available energy source underground and does not purely rely on electricity to exchange heat.

The core component of our GSHP system is the GSHP module, which employs one or more compressor-based heat pumps to form a loop of water pumped through a vapor-compression refrigeration cycle that moves heat. Other hardware components of GSHP systems include pipes that are buried underground to enable the exchange of heat in the water, electric controllers that control the operation of the GSHP modules automatically and fan coil units that transmit heated or cooled air from the GSHP modules into rooms in the buildings.

Proprietary Technology and System Architecture

Listed below are several features of the proprietary technology and system architecture of our GSHP systems:

•	Parallel operation of GSHP systems: Through our research and development efforts, we have developed computerized programs to automatically monitor and change water pressure and flow speed in order to control multiple GSHP modules simultaneously. This parallel operation technology significantly expands the working capacity and increases the energy efficiency of our systems. Each parallel operation GSHP module is controlled by an independent automated electronic system, which can automatically turn off, turn on or adjust the working capacity of the module to meet our customers’ actual heating, cooling and hot water needs as they fluctuate due to temperature changes and changes in occupancy. Also, the failure of one module will not affect the operation of the entire system, thus effectively eliminating the cost of installing a backup system, which is required for the systems offered by many of our competitors. As a result, we believe our systems are more reliable and energy efficient than conventional HVAC and hot water systems and other GSHP systems that are not operated in a parallel manner. Further, as the sizes of our GSHP modules are smaller than those required by conventional HVAC and hot water systems, our GSHP modules require much less indoor space than those competing systems, freeing up additional floor area for our customers to use for other revenue generating activities.

•	Seamless conversion feature: Our proprietary control software and system architecture allow our customers to seamlessly switch to our systems from their existing conventional HVAC and hot water systems without causing business interruptions. This seamless conversion feature provides us with a competitive advantage to address the potentially large building retrofit market and greatly enhances the acceptability of our solutions to potential customers, such as hotels, hospitals and department stores, which need uninterrupted heating and cooling systems.

•	GSHP systems monitoring: Through software and computer network technologies, we are able to continuously monitor the operations of our GSHP systems. We install temperature sensors at the outlet terminals of our systems to acquire data to be analyzed by our computer programs. This monitoring feature enables us to monitor our GSHP modules on an as-needed basis. It also allows us to identify mechanical and system problems quickly, thus reducing maintenance costs and shortening repair time.

Types of GSHP Systems

GSHP systems can be categorized as having closed or open loops. The type chosen depends on the available land area and the geological conditions at the installation site.

•	Closed Loop GSHP Systems: A closed loop system can be installed vertically or horizontally underground. For our closed loop systems, water is circulated through polyethylene pipes, or PE pipes, which are vertically buried under the ground at a depth reaching 100 to 120 meters, vertically buried beneath the earth’s surface. The PE pipes buried underground are U-shaped and the water used in our systems is physically separated from natural underground waters. For certain buildings within the Su-Tong Park, estimated to constitute less than 15% of the GFAs in the Su-Tong Project, we plan to use a new model of our GSHP systems that will require the use of U-shaped closed loop PE pipes to exchange heat with a body of water sourced from the Yangtze River near the Su-Tong Park. Although the design of this new model is similar to our existing closed-loop GSHP systems, the Su-Tong Project will be our first project to use this model.

•	Open Loop GSHP Systems: An open loop GSHP system is typically installed in the same way as a closed loop GSHP system, but the water in its pipes is not physically separated from the body of water, such as a river, lake or pond, that is used as a heat source providing constant moderate temperature. Similar to a closed loop system, water is circulated through PE pipes with access to the body of water. To prevent clogging and erosion of the PE pipes, the water typically needs to be filtered before entering into the pipes.

Because the vast majority of our systems are currently installed in buildings located in urban areas with limited land area and an insufficient supply of surface or underground water, we primarily utilize vertical closed loop GSHP systems.

Our Solutions

EMC Model

We provide our GSHP energy management solutions primarily through the EMC model. Under the EMC model, we provide upfront design, manufacturing and installation of the GSHP systems and post-installation and long-term maintenance services to our customers. Over the contract period, our customers pay for our solutions in the form of energy management fees typically on a monthly basis, which are generally fixed, or variable based on actual usage of our systems with minimum usage requirements. We are responsible for all costs incurred in connection with the design, manufacturing and installation of the GSHP systems. We are also typically responsible for all or substantially all of the electricity costs for operating the GSHP systems as well as maintenance costs over the contract period after the completion of installation. In EMCs we entered into after August 2009, our customers are typically responsible for additional electricity costs resulting from tariff increases (but not from increased consumption). For a discussion about the potential risks in connection with the electricity costs borne by us under our EMC arrangements, see “Risk Factors — Risks Related to Our Company and Industry — Increases in electricity usage of our GSHP modules or electricity prices may reduce our margins and profitability of some of our EMCs and may have a material adverse effect on our business, financial condition and results of operations.” and “Risk Factors — Risks Related to Our Company and Industry — Under our EMC model, we are obligated to maintain the GSHP systems to provide heating, cooling and hot water to our customers. As a result, any unexpected maintenance or repair cost to our systems and, as our systems age, any reduced efficiency of the systems, will increase our cost of operations.”

Our customers pay energy management fees due to us, net of the electricity costs associated with operating our GSHP systems for which we are responsible. The energy management fees are typically lower than our customers’ existing heating, cooling and hot water supply expenses, in the case of retrofit projects, or prospective heating, cooling and hot water supply expenses if they had elected to use conventional HVAC and hot water supply systems, in the case of new building projects. We believe the lack of upfront capital cost for our customers and our comparatively lower energy management fees, highlight the economic benefits of our EMC model and incentivizes our customers to accept our solutions. In determining the energy management fees, we consider the condition of a customer’s premises, the initial costs of our systems, the estimated energy savings as compared to the customer’s actual or projected expenses on conventional HVAC and hot water systems and the customer’s credit profiles. Because a building’s heating and cooling usage is usually proportionate to its floor area serviced by its heating and cooling system, we typically measure energy management fees on a per square meter basis.

The term of our EMCs is typically 10 to 25 years, during which time we retain the legal ownership of the GSHP systems. In 2010, the EMCs we signed typically have terms of 20 to 25 years. Upon completion of the EMC terms, our customers assume legal ownership of the GSHP systems. In the event a customer transfers the title over the building serviced by our systems during the service term, our EMCs typically require the purchaser of the building to assume the EMC and the underlying payment obligation to us.

We employ a structured and systematic process with respect to EMC project proposal, negotiation and implementation. The following are the major steps in this process:

•	Initial Assessment: Before entering into an EMC with a customer, we conduct an initial assessment, which takes into consideration a number of factors, including the potential customer’s industry profile and financial background, geological and architectural features of the property, the usage of the property, the ownership of the property and the size of the project. We generally seek to enter into EMCs with customers who own the property serviced by our systems.

•	Project Proposal: Based on the results of our initial assessment, we typically prepare a project proposal detailing the technical specifications, such as the necessary working capacity, the GSHP module configuration and the required length of underground pipes. Our proposal also contains the term of the EMC and the payment schedule of the energy management fees. We present our project proposals to potential customers before or during the EMC negotiations.

•	Contract Conclusion: If a potential customer agrees with our project proposal, we will enter into an EMC with the customer. Members of our senior management and our legal department review and approve the terms of each EMC before it is signed.

•	System Design and Installation: Once the contract is signed, our engineering team generally is responsible for the implementation of the installation project. We handle the project design internally and outsource the drilling, piping and interior installation to third-party contractors engaged by us under separate subcontracting arrangements. After a GSHP system is installed and delivered to our customers, we typically begin to receive the energy management fees (typically on a monthly basis) in accordance with the EMC.

•	System Maintenance: As part of our energy management solutions, we conduct monthly on-site maintenance and inspection of the GSHP systems in operation.

Under our EMCs, if a customer breaches the contract, we have the right to remove the systems installed on its property and typically have the right to claim for all losses and damages incurred by us. As of the date of this prospectus, all of our customers have paid their energy management fees within one month of the due dates, except for one EMC customer who paid its monthly energy management fees through payable offsets.

As of March 31, 2011, we had entered into 26 EMCs with our customers, covering GFAs of 2,848,196 square meters. The following table presents certain selected operating data relating to our EMC model for and as of the periods indicated.

	For the Year Ended and as of December 31,			For the Quarter Ended and as of March 31,
	2008	2009	2010	2010	2011
	(In square meters unless otherwise indicated)

Installed GFAs(1)	84,676	227,659	559,810	96,442	315,738
Contracted GFAs(2)	249,001	429,000	1,463,084	250,000	670,611
Cumulative contracted GFAs(3)	285,501	714,501	2,177,585	964,500	2,848,196
— Cumulative installed GFAs(4)	86,176	313,835	873,645	410,278	1,189,383
— Cumulative contracted but uninstalled GFAs(5)	199,325	400,666	1,303,940	554,222	1,658,813

(1)	Represents the GFAs of buildings for which we have completed 100% of the design, manufacturing and installation of our systems in the periods indicated and the prorated GFAs of buildings proportionate to the percentage of completion of design, manufacturing and installation of our systems in the periods indicated. For each project under design, manufacturing and installation in any period, such prorated GFAs are calculated by multiplying the percentage of completion of design, manufacturing and installation during such period (calculated based on the cost of design, manufacturing and installation incurred during such period as it relates to the total costs of design, manufacturing and installation of the project) by the GFAs of the corresponding building(s) as provided in the EMC(s).

(2)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in new EMCs we entered into in the periods indicated, regardless of whether we have commenced installation.

(3)	Represents the GFAs of buildings serviced or to be serviced by our systems as provided in EMCs we entered into as of the end of each period indicated, regardless of whether we have commenced installation.

(4)	As of the end of each period indicated.

(5)	Represents the difference between the cumulative contracted GFAs and the cumulative installed GFAs, both as of the end of each period indicated.

The following tables set forth selected details of our contracted EMC projects (not including the Su-Tong Project) that were in operation or in the preparatory stage as of March 31, 2011.

Contracted EMC projects in operation

			Serviced
		New	GFAs		Date of		Project Work Carried Out
	Project	Building/	(in square	Signing	Commercial	EMC Term	During the Year(2)
	Type	Retrofit	meters)(1)	Date	Operation	(Years)	2008	2009	2010

Jutailong Home Furnishing Center	Commercial retailing	New building	1,500	August 2007	January 2008	10
Dahua Hotel	Hotel	Retrofit	10,000	October 2007	July 2008	10	Yes
Donghu Hotel	Hotel	Retrofit	25,000	November 2007	July 2008	15	Yes
Minhang Hotel	Hotel	Retrofit	10,000	November 2008	February 2009	15	Yes	Yes
Longbai Hotel	Hotel	Retrofit	20,000	November 2008	April 2009	15	Yes	Yes
Xinyuan Hotel	Hotel	Retrofit	21,000	November 2008	June 2009	15	Yes	Yes
Jinshajiang Hotel	Hotel	Retrofit	20,000	November 2008	June 2009	15	Yes	Yes
Dongjiao Hotel	Hotel	Retrofit	20,000	July 2009	October 2009	15		Yes
Tianma Club	Resort	Retrofit	9,000	November 2009	March 2010	15		Yes

Total			136,500

(1)	Represents the GFAs of the buildings actually serviced by our systems, which may differ from the GFAs of the buildings as provided in the contracts due to the actual heating and cooling needs of our customers.

(2)	Project work includes design, manufacturing, procuring and installation of GSHP systems under EMC model.

Contracted EMC projects where installation has been completed but not in operation and contracted EMC projects where installation has not been completed

			Serviced			Project Work
		New	GFAs		EMC	Carried Out
	Project	Building/	(in square	Signing	Term	During the Year(2)
	Type	Retrofit	meters)(1)	Date	(Years)	2008	2009	2010

Oriental Global Business Center — Shanghai Yongyuan Real Estate Co., Ltd.	Office	New building	45,467 (3)	March 2008	12	Yes	Yes
Oriental Global Business Center — Shanghai Light Industry and Metalware Co., Ltd.	Office	New building	132,534 (4)	March 2008	12		Yes
Gongqing City Development Zone	Industrial	New building	150,000 (5)	August 2009	25		Yes
Yibang International Building Material and Home Furnishing Center (Phase II)(6)	Commercial retailing	New	75,000	September 2009	20		Yes
Yibang International Building Material and Home Furnishing Center (Phase I)	Commercial retailing	New	134,717	September 2009	20		Yes	Yes
Yibang International Building Material and Home Furnishing Center (Phase III)(7)	Commercial retailing	New	110,200	February 2010	20			Yes
Kunming Shanghai Dongmeng Business Building	Office	New	120,000	March 2010	20			Yes
Kunshan Ganglong C129 Properties Co. Ltd.	Commercial retailing	New	299,406	September 2010	20			Yes
Huaian Ganglong Properties Co, Ltd.	Commercial retailing	New	255,394	November 2010	20			Yes
Siyang Hospital	Hospital	New	65,500	October 2010	20			Yes
Nanjing Technology and Innovation Park Committee	Office	Retrofit	37,600	December 2010	20			Yes
Yuexing Global Home-Furnishing Center	Commercial Retailing	New	246,873	December 2010	20			Yes
Golden Triangle Square	Commercial retailing	New	313,111	December 2010	20			Yes
71 Media Club	Office	New	18,468	February 2011	20			Yes
Nantong Tai Shopping Mall	Commercial retailing	New	560,000	March 2011	20			Yes
Sutong R&D Center	Office	New	55,559	March 2011	25			Yes
Jiangsu Yixing Building	Commercial complex	New	36,584	March 2011	20			Yes

Total			2,656,413

(1)	Represents the GFAs of the buildings actually serviced by our systems, which may differ from the GFAs of the buildings as provided in the contracts due to the actual heating and cooling needs of our customers.

(2)	Project work includes design, manufacturing, procuring and installation of GSHP systems under EMC model.

(3)	Includes buildings with installed GFAs of 7,200 square meters that have been in operation since June 2009 and 14,536 square meters that have been in operation since January 2010. Because this project is for an office complex with a number of stand-alone office buildings, we completed installation for some of the buildings while installation for the remaining buildings is either in process or pending commencement of use of the buildings by the customer.

(4)	Includes buildings with installed GFAs of 62,111 square meters that have been in operation since January 2010. Because this project is for an office complex with a number of stand-alone office buildings, we completed installation for some of the buildings while installation for the remaining buildings is either in process or pending commencement of use of the buildings by the customer.

(5)	Includes buildings with installed GFAs of 1,600 square meters that have been in operation since July 2010. Because this project is for an office complex with a number of stand-alone office buildings, we completed installation for some of the buildings while installation for the remaining buildings is either in process or pending commencement of use of the buildings by the customer.

(6)	Installation is complete but full commercial operation has not commenced as this shopping mall is still preparing for its opening. We expect full operation of this project will commence in the third quarter of 2011.

(7)	This project is in the same location as the Phase I and Phase II projects of Yibang International Building Material and Home Furnishing Center. The commercial operation of the Phase III is dependent upon the commercial operations of the two earlier phases.

As of March 31, 2011, we did not have any contracted EMC projects where installation had not commenced. Since then, we have entered into two new contracted EMC projects where installation has not commenced. Selected details of these two EMC projects are set forth in the following table.

Contracted EMC projects we entered into subsequent to March 31, 2011

		New	GFA
	Project	Building/	(in square	Signing	EMC Term
	Type	Retrofit	meters)	Date	(Years)

Sutong Convenience Center	Commercial retailing	New	15,555	April 2011	25
Sutong Talents Apartments	Residential	New	13,110	April 2011	25

Total			28,665

In January 2011, we entered into the Su-Tong Master Contract, under which we were designated as the exclusive provider of heating, cooling and hot water systems utilizing our GSHP systems under the EMC model for buildings being built or planned to be built with total GFAs of 50 million square meters in the Su-Tong Park. See “— Our Projects — Su-Tong Project.”

EPC Model

We also provide design, sales and installation without post-installation maintenance services under our EPC model. In the years ended December 31, 2008, 2009, 2010 and the quarter ended March 31, 2011, revenues derived from our EPC model contributed 7.2%, 17.1%, 3.6% and 0.1%, respectively, of our total revenues.

Upon the completion of a project under the EPC model, our customers pay us for the equipment and the design and installation services and take immediate ownership of the GSHP systems. As part of our offerings under the EPC model, we also provide project design for our EPC customers. Our customers under the EPC model are typically those that prefer purchasing equipment upfront.

Our Projects

Su-Tong Project

Overview of the Su-Tong Park

The Su-Tong Park is located in Nantong, Jiangsu Province, which is within one of the most economically developed regions in China. The park is situated at the northern end of the Su-Tong Yangtze River Bridge, which connects Shanghai and the southern part of Jiangsu Province and is 120 kilometers away from Shanghai. The park is located near a developed network of highways, waterways, railways and airports. The following map illustrates the location of the Su-Tong Park and its planned layout.

The development of the Su-Tong Park commenced in May 2009 and its developer is sponsored by the Singapore-Jiangsu Coorperative Council, an intergovernmental organization formed by the Singapore government and Jiangsu provincial government. The planned area of the Su-Tong Park covers an area of 50 square kilometers and its first phase of development occupies an area of 9.5 square kilometers of land, which has been leveled and connected with utilities such as electricity, steam, water, industrial gas, telecommunication cables and sewage. When fully developed, its planned population is expected to reach 300,000. Unlike conventional industrial parks in China, the Su-Tong Park aims to develop itself into an “eco-friendly town,” which emphasizes both industrial growth and environmental balance. Other than industrial facilities, the plan for the Su-Tong Park includes buildings dedicated for hotels, shopping malls, hospitals, schools, offices and residences. Under two circulars issued by the Jiangsu Provincial Government, the local government in charge of the Su-Tong Park is authorized to grant favorable treatment to eligible enterprises that move into the Su-Tong Park, such as tax rebates and land use rights purchase subsidies.

Su-Tong Master Contract

Under the Su-Tong Master Contract we entered into with the Su-Tong Park administration office in January 2011, we were designated as the exclusive provider of heating, cooling and hot water systems to buildings with total GFAs of 50 million square meters being built or planned to be built in the Su-Tong Park. Pursuant to the Su-Tong Master Contract, we are required to provide our GSHP systems to the occupants through the EMC model. The Su-Tong Master Contract provides that the total value of the solutions we will provide for the Su-Tong Project is expected to be RMB32.5 billion (US$5.0 billion). Other key terms of the Su-Tong Master Contract include:

•	Design and Installation: We are responsible for the design and installation of the GSHP systems covered by the Su-Tong Master Contract. We are required to ensure that the temperatures at the air blowing terminals of our GSHP systems be kept between 22 and 26 degrees Celsius in the summer and 16 and 20 degrees Celsius in the winter, and that the temperature of the hot water between 45 and 50 degrees Celsius in all seasons. For certain buildings within the Su-Tong Park, estimated to constitute less than 15% of the GFAs in the Su-Tong Project, we plan to use a new model of our GSHP systems that will require the use of U-shaped closed loop PE pipes to exchange heat with a body of water sourced from the Yangtze River near the Su-Tong Park. Although the design of this new model is similar to our existing closed-loop GSHP systems, the Su-Tong Project will be our first project to use this model.

•	EMCs with Occupants: To implement the Su-Tong Master Contract and collect energy management fees, we must enter into specific EMCs with the occupants (other than for the buildings owned by the park administrator), who have purchased or leased buildings in the Su-Tong Park. The administrator of the Su-Tong Park is responsible for coordinating the execution of the specific EMCs by the occupants. We are designated as the exclusive provider of heating, cooling and hot water systems for buildings with total GFAs of 50 million square meters in the Su-Tong Park, and we expect to be able to enter into EMCs with the occupants of these buildings. The Su-Tong Master Contract requires the administrator of the Su-Tong Park to recommend and introduce us and our GSHP systems, as an integral part of the overall park planning, to prospective tenants and owners and to include in their investment agreements a provision prohibiting them from using any fuel-coal- or gas-powered boiler furnances for heating and cooling. As such and given Su-Tong Park’s goal to develop itself into an “eco-friendly town,” we expect that the prospective tenants and owners will be required by the park administrator to use our systems and their ability to use alternative heating and cooling systems will be significantly restricted.

•	EMC Term and Energy Management Fees: It is contemplated in the Su-Tong Master Contract that the term of each EMC will be 25 years. The Su-Tong Master Contract also sets forth a energy management fee schedule, which we intend to use in each of the EMCs to be entered into with the occupants. The energy management fee schedules are different depending on the use of the buildings. For buildings to be used as office buildings, schools, hospitals, shopping malls and factories, the Su-Tong Master Contract contemplates a variable energy management fee arrangement with a minimum usage requirement of eight hours per day and seven months per year. In addition to the energy management fees, the Su-Tong Master Contract also provides that we may collect a one-time connection fee from the occupants of RMB50 per square meter. We agreed to be responsible for all of the electricity costs for operating our GSHP systems during the term of each EMC. The Su-Tong Master Contract allows us to make prorated adjustments to the energy management fees corresponding to any change in electricity tariff under each EMC, allowing us to pass through any electricity cost increases.

•	Title over the GSHP Systems: During the 25-year EMC term, we will maintain ownership over the GSHP systems. Upon expiration of the 25-year term of each EMC, the title to the GSHP systems will be transferred to the administrator of the Su-Tong Park.

•	Obligations of the Park Administrator: The Su-Tong Master Contract requires the administrator of the park, among other things, to:

•	provide assistance to our design and installation projects;

•	recommend and introduce our GSHP systems to the prospective tenants and owners in the Su-Tong Park;

•	prohibit tenants and property owners from using any fuel-, coal- or gas-powered boiler furnaces for heating and cooling; and

•	assist with our application for government subsidies in connection with the EMC projects in the Su-Tong Park, all of which subsidies will be retained by us.

In January 2011, we commenced installation of our GSHP systems in some of the buildings in the Su-Tong Park and expect to complete the installation projects for all buildings covered by the Su-Tong Master Contract by the end of 2018. The Su-Tong Park will be developed in stages and we expect to begin receiving energy management fees as our GSHP systems in individual buildings are installed and put to use. For potential risks relating to the Su-Tong Project, including our use of a new model of our closed-loop GSHP systems, see “Risk Factors — Risks Related to Our Company and Our Industry.”

Selected Installed EMC Projects

A Hotel Project with GFAs of 25,000 Square Meters

This project is for a four-star hotel located in Shanghai, China and its buildings were initially built in 1960s. It is one of our first HVAC replacement projects completed under the EMC model. Our HVAC replacement work commenced in December 2007 and was completed in May 2008.

The GSHP system we installed for this hotel included 22 units of parallel-connected 75 kilowatt GSHP modules, each having an independent control system, which supports its heating and cooling needs with GFAs of over 25,000 square meters. As a result of the seamless conversion feature of our systems, we were able to complete the installation without disruption to the hotel’s then existing HVAC services, thus ensuring the continuity of its business operations during the installation period.

The following table is a comparison of the energy expenses for operating the GSHP system we installed for the hotel in 2009 with its previous conventional HVAC and boiler systems.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating, Cooling and Hot Water:
The Hotel’s Previous Conventional HVAC and Hot Water Systems(1)	2,886
Our GSHP System	822
Cost Saving from Using Our System (%)	2,064	(71.5%)

(1)	Calculated by adding (i) the cost of electricity consumed by the customer for the operation of the conventional HVAC system, which we estimated to be 70% of the total electricity consumed by the customer; and (ii) the cost of diesel used for the customer’s boiler hot water system.

After the installation of our system, the hotel sold its traditional HVAC system and a number of its stand-alone air-conditioning units which were replaced by our system, and shut down its diesel-powered steam and hot water generation systems for winter heating, the heating system for its swimming pool and its hot water boiler. In addition, it removed a 3,000-gallon underground diesel tank for its previous diesel-based heating system and a roof-top cooling tower. Its original HVAC and boiler systems occupied a floor area of approximately 500 square meters, while our GSHP modules occupy approximately 60 square meters of floor area, allowing it to free up over 400 square meters of floor area for other uses, such as leasing to the third party as restaurant and refurbishment for additional guest rooms. Since our GSHP system requires less maintenance by the hotel, the hotel is able to reallocate its human resources and reduce salary costs accordingly.

A Hotel Project with GFAs of 20,000 Square Meters

This project is a four-star hotel located in Shanghai and a member of the Jin Jiang Group. We deployed 14 parallel-connected 75 kilowatt GSHP modules and two 130 kilowatt GSHP modules for this project. The commercial operation of this EMC project commenced in June 2009.

The following table is a comparison of the energy expenses for operating the GSHP system we installed for the hotel in 2010 with its previous conventional HVAC and boiler systems.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating, Cooling and Hot Water:
The Hotel’s Previous Conventional HVAC and Hot Water Systems(1)	2,770
Our GSHP System	887
Cost Saving from Using Our System (%)	1,883	(68.0%)

(1)	Calculated by adding (i) the cost of electricity consumed by the customer for the operation of the conventional HVAC system, which we estimated to be 70% of the total electricity consumed by the customer; and (ii) the cost of diesel used for the boiler hot water system.

An Office Building Project with GFAs of 7,200 Square Meters

This project is for an office building located in Shanghai Oriental Global Business Center. We completed our installation of GSHP systems with seven parallel-connected 75 kilowatt GSHP modules, which supports the heating and cooling needs with GFAs of 7,200 square meters.

As this office building is newly built, the following table is a comparison of the actual energy expenses for operating the GSHP system we installed for the office building in 2010 with the estimated operating expenses based on our estimation had such building used a conventional HVAC system.

	(Unit: RMB in thousands per year, except percentage)

Annual Total Energy Expenses of Heating and Cooling:
Estimated Conventional HVAC and Hot Water Systems(1)	690
Our GSHP System	224
Estimated Cost Saving from Using Our System (%)	466	(67.5%)

(1)	Estimated based on an HVAC system design proposal prepared by the Chinese Architecture Design & Research Institute in Shanghai. This proposal was commissioned by us.

Government Subsidies

On December 30, 2010, the Ministry of Finance and the State Administration of Taxation of the PRC jointly issued Circular 110, which became effective on January 1, 2011. According to Circular 110, a “qualified energy-saving service enterprise” that carries out contractual energy management projects may be entitled to benefit from:

•	to the extent in compliance with the provisions of the New EIT Law, a three-year exemption from EIT on its taxable income generated from the contractual energy management projects from the first year when such projects generate operating revenue, followed by a 50% reduction of the EIT rate of 25% on its taxable income for an additional three years; and

•	a provisional exemption from business tax in connection with its taxable income generated from the contractual energy management projects, and an exemption from value-added tax in connection with the transfer of assets used in contractual energy management projects.

See “Regulations — Energy Conservation Law and Other Related Government Directives.” Shanghai Nuoxin has made an application to local tax authorities to enjoy the benefits under Circular 110 starting from January 1, 2011.

In addition to the policies issued by China’s central government, many local governments have offered subsidies for energy efficient or environmentally friendly technologies, some of which were targeted at GSHPs or the EMC model. For example, the Shanghai Municipal Government promulgated the Measures for the Implementation of Special Support on Energy-saving Technology Retrofitting Projects, which provides a reward of RMB300 (US$45.8) for every ton of coal saved for projects saving more than 500 tons of coal every year, and the Tentative Measures on Special Support on Building Energy-saving Projects, or the Shanghai Measures, which provides a subsidy of RMB50 (US$7.6) per square meter for GSHP projects installed in public buildings with a GFA not less than 20,000 square meters or in residential buildings with a GFA not less than 50,000 square meters.

Under our EMC model, we typically work with our customers to jointly apply for government subsidies. Our EMCs typically provide that we and our customer will share the government subsidies in accordance with a pre-determined ratio. We started to receive subsidies granted pursuant to the credit of RMB50 (US$7.6) per square meter under the Shanghai Measures for some of our installed EMC projects in March 2010 and as of March 31, 2011, such subsidies totaled RMB2.3 million (US$0.4 million). Under the Su-Tong Master Contract, the administrator of the Su-Tong Park has agreed to assist us in obtaining any energy savings-related government subsidies that we may be eligible for, to which we are fully entitled. While we have benefited from and expect to continue to benefit from government subsidies, we do not rely on them to make our business or EMC projects to be economically viable. However, given the strong policy support for clean energy and the EMC business model, we believe the Chinese government will continue to provide various forms of incentives, including subsidies, to encourage the adoption of GSHP systems, further enhancing the financial returns to our customers and us.

Procurement

For the GSHP modules manufactured at our Jiangxi facility, all of the components are widely available from established third-party vendors, many of which have manufacturing facilities in China. The key components used in manufacturing our proprietary GSHP modules are compressors, heat-exchanging equipment, control systems, four-way valves, fan coil units and PE pipes, which are primarily supplied by Danfoss, Alfa Laval, Carel Industries S.r.l., Beijing HaiLin Auto Controls Equipment Co., Ltd., Zhejiang Sanhua Refrigeration Co. Ltd. and Shangfeng Pipes Co., Ltd., respectively. See “Risk Factors — Risks Related to Our Company and Our Industry — We rely on a limited number of suppliers for the key components of our Nobao-branded GSHP modules. If we cannot obtain sufficient components that meet our production standards at a reasonable cost or at all, our ability to provide our solutions, and thus our business, could suffer.”

Generally, we obtain components from our suppliers through purchase orders and supply contracts. The purchase order or supply contract specifies the price for the raw material or component and design-related specifications, if any. We usually pay 100% of the contract price to our suppliers prior to the delivery of the components. To stabilize the supply of the key components, we generally seek to enter into non-binding memoranda of understandings on the anticipated purchase prices and volumes with our key suppliers on an annual basis.

We currently use GSHP modules procured from Dimplex in our EPC business. Since our inception, we have established a good relationship with Dimplex and we seek to retain such business relationship in order to continue to use GSHP modules procured from Dimplex for EPC projects. See “Risk Factors — Risks Related to Our Company and Our Industry — Deterioration of the relationship with our major supplier may have a material adverse effect on our results of operations.” We engage third-party contractors on a project-by-project basis to complete drilling and piping in accordance with our specifications and require them to use the components purchased from vendors designated by us. We contract with third-party installation companies to install the GSHP modules and fan coil units at designated locations in accordance with our instructions and specifications. In Shanghai, we maintain relationships with several project contractors and installers that are familiar with our systems, but currently we do not have any exclusive arrangement with them. Before we engage a project contractor or installation company, we check its qualifications to ensure the quality of its work.

Manufacturing

We commenced operations in June 2007, initially providing heating and cooling solutions for buildings in China solely using GSHP modules sourced from Dimplex. In the fourth quarter of 2009, we started to incorporate our Nobao-branded GSHP modules into our systems. We believe our Nobao-branded GSHP modules, which incorporate our proprietary GSHP technologies, help increase the efficiency and reliability of our GSHP systems. We consider our manufacturing capability a competitive advantage over our competitors because it helps reduce our overall costs and enables us to better design our equipment to tailor to the climate, geological conditions and architectural features of our customers’ properties.

The designed production capacity of our existing Jiangxi facility is currently 2,000 units of GSHP modules per year. In 2010, we manufactured 300 units of GSHP modules for our EMC projects. We started the construction of a new Jiangxi facility in July 2009. The construction of this manufacturing facility is expected to be completed in the second half of 2011 and the new production lines are expected to be operational by the end of 2011. After this new facility is put in use, we expect our total production capacity to reach 3,500 to 4,000 units of GSHP modules per year. Our Jiangxi facility primarily produces GSHP modules with 280 kilowatt workload capacity. Based on our past experience, each 280 kW GSHP module can typically support 2,500 to 3,000 square meters of GFAs.

In November 2010, Our Jiangxi facility received a national quality trustworthy product certificate from the China Light Industry Products Quality Guarantee Center in recognition of the quality of the GSHP modules manufactured by us and a European Union Certificate of Adequacy, or CE certificate, for our GSHP systems. In addition, our Jiangxi facility received an ISO14001 environmental management system certificate.

Due to the high quality of components we procure from established suppliers and our rigorous manufacturing quality control procedures, our GSHP systems are designed to last at least 25 years.

Installation and Maintenance

The preparation and installation process of our GSHP systems typically involves the following three steps:

•	Design, Procurement and Manufacturing: Prior to installation, our engineering team will conduct a feasibility study with respect to the building in which our systems will be installed. Most of the buildings of our customers are suitable for our vertical closed loop GSHP systems. Following the feasibility study, our engineering team will prepare an installation project design based on the specifics of the building. The data we collect to prepare the design typically include the building’s floor area, architecture structures, underground space, nature of the underground earth and typical outdoor and indoor temperatures in summer and winter. Our engineers will also calculate the necessary workload capacity and the corresponding GSHP modules necessary to provide such workload capacity. Our project design also includes the number, length, caliber and layout of the PE pipes to be buried beneath the ground. Based on the project design we prepare for each customer, we procure or manufacture GSHP modules that meet the specific requirements in accordance with such design.

•	Drilling and Piping: Typically, a GSHP system servicing 1,000 square meters of indoor space requires approximately 4,000 meters of PE pipes to be installed underground, occupying approximately 120 square meters of land space. These PE pipes are buried in approximately ten piping wells with a depth of 100 to 120 meters drilled by specialized drilling equipment. Such piping wells are typically located under a nearby parcel of land, such as gardens, playgrounds and parking lots, where there is no construction above it. Recently, we have developed the capability to bury our PE pipes alongside the underground pillars simultaneously with the construction of a new building, eliminating the need for additional underground space for drilling and piping. The buried pipes are U-shaped and inter-connected above the ground, allowing water to flow through each of them. The space between each piping well is typically three to five meters. We outsource the drilling and piping work to third-party contractors, who are also responsible for the purchase of the PE pipes designated by us. To ensure our installation projects are performed in accordance with our quality standards, we have a project manager and an engineer on site to supervise and guide the installation process. The PE pipes we use in our projects have a designed useful life of 50 years.

•	Indoor Installation: The indoor installation of our system consists of two components: installation of the GSHP modules and installation of fan coil units that transmit heated or cooled air to buildings. Compared to conventional HVAC and hot water systems, the sizes of the GSHP modules we use are relatively small. They can be typically installed in the basement or a control room within the building. The fan coil units used on our GSHP systems are substantially the same as those used on conventional HVAC systems and therefore are readily available. For projects where we replace conventional HVAC systems with our GSHP systems, we typically can use the existing fan coil units without significant alteration. In order to monitor the systems, we install temperature sensors at the air blowing terminals. The indoor installation is outsourced to third-party contractors under our guidance and supervision. After the indoor installation is completed, the GSHP modules will be connected to the underground pipes at one end and to the fan coil tubes at the other end in order for the GSHP system to function.

The time required for our installation process depends on the complexity of the building structure, the land and geological formation, the weather during the installation period and the availability of space for us to conduct drilling and piping.

The installation of our GSHP systems is affected by weather conditions. For example, in Shanghai and many northern cities in China, we may be unable to conduct any outdoor installation work, such as drilling and piping, when the temperature drops below zero degrees Celsius which generally occurs in the first and fourth calendar quarters. Further, the Chinese New Year holiday typically falls between late January and February of each year and as a result, installations may progress more slowly in the first calendar quarter. See “Risk Factors — Risks Related to Our Company and Our Industry— Our business is subject to seasonality, which may cause our revenues and operating results to vary significantly from quarter to quarter and from year to year, which may cause volatility in the price of our ADSs.”

Under our EMC model, during the period of an EMC, our engineers conduct monthly on-site maintenance and inspection of the systems. Because almost all of the parts of our systems are either buried underground or installed inside of buildings, they are exposed to limited wear-and-tear. As a result, our systems require minimal maintenance during their operation. Currently, none of the GSHP systems installed by us have required major repair work outside the scope of routine maintenance. In addition, we are able to collect, maintain and further enhance our database of climatical, architectural and geological data through our GSHP system installation projects in various locations.

Customers

Our customers are mainly in the hotel, commercial retailing, real estate development, industrial park and other related sectors. All of our current customers are located in China. For the year ended December 31, 2008, our five largest customers, which collectively represented 75.8% of our total revenues, were Shanghai Industrial Hardware Co., Ltd., Shanghai Cypress Hotel, Shanghai Minhang Hotel, Shanghai Dahua Hotel and Shanghai Yongyuan Real Estate Co., Ltd. For the year ended December 31, 2009, our five largest customers, which collectively represented approximately 83.0% of our total revenues, were Shanghai Yibang Real Estate Co., Ltd., Shanghai Industrial Hardware Co., Ltd., Shanghai North Industrial Park, Shanghai Yongyuan Real Estate Co., Ltd. and Shanghai Tianma Country Club. These five customers individually accounted for 32.8%, 23.1%, 13.7%, 9.1% and 4.4%, respectively, of our total revenues for the year ended December 31, 2009. For the year ended December 31, 2010, our five largest customers, which collectively represented approximately 90.3% of our total revenues, were Qingdao International Fashion Mall Real Estate Investment Co., Ltd., Shanghai Yibang Real Estate Co., Ltd., Huaian Ganglong Real Estate Co., Ltd., Yunnan Yunmeng Real Estate Development Co., Ltd. and Kunshan Ganglong Real Estate Co., Ltd.. These five customers individually accounted for 28.8%, 26.8%, 11.7%, 11.6% and 11.3%, respectively, of our total revenues for the year ended December 31, 2010. For the quarter ended March 31, 2011, our five largest customers, which collectively represented approximately 84.3% of our total revenues, were Jiangyin Golden Triangle Square, Yuexing Global Home-Furnishing Center, Nanjing Technology and Innovation Park Committee, Nantong Taiwanese Merchant Mall and Su-Tong Park. These five customers individually accounted for 32.5%, 24.4%, 10.4%, 9.0% and 8.1%, respectively, of our total revenues for the quarter ended March 31, 2011. Although we depend on a limited number of customers for a significant portion of our revenues, as most of our customers are non-recurring, we do not depend on any single customer in our business. See “Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers for a significant portion of our revenues and default in payment by any of these customers, particularly customers under the EMC model, may materially and adversely affect our liquidity, financial condition and results of operations.”

Recently, we entered into the Su-Tong Master Contract with the administrator of the Su-Tong Park, under which we were designated as the exclusive provider of heating, cooling and hot water systems using our GSHP systems for total GFAs of 50 million square meters of buildings being built or planned to be built in the Su-Tong Park. See “— Our Projects — Su-Tong Project.” In addition, from time to time, we seek to enter into framework agreements with current and prospective customers. Currently, we have entered into an energy management cooperation framework agreement with Jin Jiang Group, a hotel chain managing over 540 hotels in China. Under the cooperation framework agreement with Jin Jiang Group, we plan to gradually provide our GSHP systems to replace the existing conventional HVAC and hot water systems in the star-rated hotels managed by it in a two- to three-year period. Although this framework agreement is not a binding commitment from our customer and there is no assurance that installation projects contemplated in this agreement will be carried out, we believe it helps us secure long-term relationships, build a pipeline for our EMC business and strategically plan our manufacturing output for the next two to three years.

Sales and Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition. This primarily involves meeting with owners of large commercial and residential real estate projects and participating in trade conferences. We focus our marketing efforts on large and high-profile companies in the hotel, commercial retailing, real estate development and other related sectors. In addition, we are increasing our marketing efforts to local governments for large, government sponsored urban development projects, such as the Su-Tong Park. Our senior management team manages our sales and marketing activities and maintains direct relationships with our major customers.

We have entered into EMCs with customers in China’s commercial retailing, industrial park, hotel, real estate development and other related sectors, providing us with the reputation, track record, industry knowledge and technical expertise that we can leverage in marketing to other customers. These existing relationships also help us create a referral network, which enables us to expand our customer base with minimal sales and marketing efforts and expenses.

Pricing

Our energy management fees are individually negotiated with our customers and typically calculated on the basis of the GFAs of the buildings we serve. Before entering into an EMC, we typically include proposed energy management fees in our project proposal after initial assessment, which will be negotiated in the process of concluding the EMC. In determining our energy management fees, we primarily consider our cost in installing the system and potential customers’ heating and cooling needs. Unless there are strategic or other considerations which we believe would benefit our business, we aim to achieve our targeted unlevered IRR in each of our projects. For retrofit projects, we often request the subject buildings’ recent energy bills and, for new building projects, we typically estimate the prospective customers’ energy consumption using conventional HVAC and hot water systems. We use such data as reference points in our negotiation with customers. Because of the high energy consumption saving rate our system achieves, no upfront cost and the other benefits our system offers, our solution is usually very attractive to our prospective customers over conventional HVAC and hot water systems. In selected situations, we also consider the strategic value of a project in our price determination.

Research and Development

Our research and development activities are led by Mr. Kwok Ping Sun, our chairman and chief executive officer, who started his research on GSHP-related technologies before our inception in 2007. Currently, our research and development team consists of GSHP system engineers, electrical engineers, production process specialists and information technology specialists.

We believe that in order to maintain and enhance our margins and remain competitive, we must continually invest in engineering and design for new solutions, improvements in our processes and additional specialized customer services. Our engineering and design efforts emphasize finding new solutions and processes that will increase the energy efficiency of our systems and meet the needs of customers, including those located in our targeted growth areas. For example, as a result of our systems’ parallel operation and seamless conversion features, we are able to replace the conventional HVAC and hot water systems already in service in a large number of existing buildings without causing significant interruption of our customers’ business operations. Further, we have developed a concurrent heat recycling and re-allocation functionality that allows our systems to recycle the residual heat generated by GSHP modules during summer and diverts part of the unused heat generated by GSHP modules during winter to concurrently heat water, effectively eliminating our customers’ need for separate fuel- or electricity-powered boiler furnaces. Recently, we have developed GSHP modules for residential use and are in the process of developing GSHP modules with working capacity significantly larger than the 280 kilowatt modules we current manufacture at our Jiangxi facility.

Intellectual Property

We currently rely on patents, copyrights, trade secrets and other similar protections to protect our intellectual property. In August 2010, we obtained a software copyright certificate with respect to our proprietary control software. In March and April 2011, we received from the State Intellectual Property Office, or the SIPO, eleven utility model patent certificates in connection with our Nobao-branded GSHP modules and our parallel operation technology. We also utilize confidentiality procedures and contractual provisions to protect our proprietary control software and system architecture in connection with the design, installation, manufacture and management of GSHP systems. All of our key employees are required to execute confidentiality and non-compete/non-disclosure agreements with us. Additionally, access to the proprietary data is limited to our key engineering and technical staff in order to prevent unintended disclosure or improper usage of the data. See “Risk Factors — Risks Related to Our Company and Our Industry — We rely on trade secrets to protect our proprietary know-how and our failure to adequately protect them may materially and adversely affect our business, financial condition, results of operations and prospects.”

We have obtained the registered trademark of , which is classified under registered trademark categories of home electronic appliances and corporate services in China. In addition, we have applied for trademark registration of the and “Econobao” brands and logos, which are classified under registered trademark categories of building construction and maintenance services in China.

Competition

The GSHP market in China is highly fragmented and rapidly evolving. Although we are the leading fully integrated player with focus on the EMC model, we compete with a variety of companies in the Chinese market. A vast majority of these companies focus only on part of the GSHP industry value chain, such as equipment manufacturing, GSHP system design or GSHP system installation. There are a few GSHP system designers and installers that have expanded along the industry value chain and started to provide their GSHP systems under the EMC model. However, we believe our proprietary technologies, extensive EMC experience, fully-integrated solutions and proven track record provide us with significant competitive advantages.

Our main direct competitors in providing GSHP systems under the EPC model include numerous small- and medium-sized Chinese companies that provide GSHP-related design and installation services to customers in China. Most of these players focus their business on a specific region.

We may compete with future entrants into the GSHP market who offer new technological solutions or alternatives that have a higher energy-savings rate than our systems. We may also face competition from conventional HVAC systems manufacturers who might enter into the GSHP market in the future. In addition, our current or future competitors may alone or together offer similar solutions or adopt a business model similar to our EMC model. See “Risk Factors — Risks Related to Our Company and Our Industry — If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.”

Employees

As of December 31, 2008, 2009, 2010 and March 31, 2011, we had 40, 90, 124 and 167 employees. Among our 167 employees, 62 of them are based in our offices in Shanghai, 98 of them are based in our Jiangxi facility and 7 of them are based in our offices in Nantong. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of March 31, 2011:

	As of March 31, 2011
	Employees	%

Management, administrative and sales	59	35.3%
Research, design and engineering	45	27.0%
Manufacturing	63	37.7%

Total	167	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We offer our employees competitive compensation packages, various training programs and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel, and our core engineering and management teams have remained stable.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

To enhance our employees’ performance, we have designed and implemented in-house training programs that are tailored to each employee’s job scope and responsibilities. Specific training is provided to new employees at orientation to familiarize them with our working environment. In addition, we provide our professional staff and technicians with specific training that focuses on their technical skills and qualifications to ensure that they are familiar with our know-how and products. We also encourage and sponsor our employees to attend necessary external training.

As required under PRC regulations, our PRC subsidiaries contribute to social insurance for their staff every month, including pension, medical insurance, unemployment insurance, occupational injuries insurance and childbirth insurance. The total amounts expensed under our employee benefit plans in 2008, 2009, 2010 and the quarter ended March 31, 2011 were RMB317,861, RMB931,119, RMB1.1 million (US$0.2 million) and RMB451,484 (US$68,947), respectively. See “Risk Factors — Risks Related to Doing Business in China — Our current employment practices may be restricted under the Labor Contract Law of the PRC and our labor costs may increase as a result.”

Facilities

Our principal headquarters are located in Shanghai pursuant to a lease agreement that we entered into with Mr. Kwok Ping Sun. The leased property is an office building with a GFA of approximately 2,000 square meters. See “Related Party Transactions — Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates — Lease of Office Building.” In addition, as of March 31, 2011, we leased two premises with an aggregate size of approximately 1,226 square meters from third parties for our operations.

Our Jiangxi facility, currently with two production lines and, as of March 31, 2011, 98 employees are located in Gongqing City, Jiangxi Province. We have a land use right for 50 years over one piece of land with a total area of 213,333 square meters, on which our Jiangxi facility is located. In order to expand our manufacturing capacity, we are in the process of constructing a new facility in the same city on another piece of land with a total area of 66,667 square meters, the land use rights of which will expire in 2059. We estimate the total expenditures for constructing this new facility to be RMB25.0 million (US$3.8 million), of which RMB14.5 million (US$2.2 million) had been paid by us as of March 31, 2011. Such expenditures are financed through our existing cash balance and a loan from the local government in Jiangxi Province. We started the construction of this new facility in July 2009. We expect to complete the construction in the second half of 2011 and to move our manufacturing operations into this new facility by the end of 2011. We expect our annual production capacity to increase by 1,500 to 2,000 units and reach between 3,500 to 4,000 units of GSHP modules after the new facility is put into use. We are also planning to build another facility in Nantong, Jiangsu Province, to manufacture GSHP modules for residential use.

Insurance

We maintain a property insurance policy covering our equipment, facilities and inventory in our Jiangxi facility. The insurance policy covers losses due to fire, lightning and explosion. Insurance coverage for our inventory and fixed assets in our Jiangxi facility amounted to approximately RMB15.3 million (US$2.3 million) as of January 1, 2011. We also require our subcontractors to maintain liability insurance policies covering any incidents, safety matters or work injuries of their staff at the site of work. We do not have any insurance coverage for the GSHP systems installed on our customers’ premises under our EMC model.

We purchase nationally mandated social insurance and accidental medical care insurance for our employees. We do not have product liability insurance coverage for bodily injuries and property damage caused by the products we have sold, supplied or distributed. We do not carry liability insurance for potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption due to the limited availability of business interruption insurance in China.

We base our insurance coverage in part on the recommendations of an outside advisor. We consider our insurance coverage to be adequate and in line with other companies in China of similar size and in similar businesses. However, significant uninsured damage to any of our production facilities, equipment, GSHP systems we installed under the EMC model, office buildings or other assets, whether as a result of “Acts of God” or other causes, could have a material adverse effect on our results of operations. Further, similar to many Chinese companies, we do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes. See “Risk Factors — Risks Related to Our Company and Our Industry — Our insurance coverage may be inadequate to protect us against losses.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings that are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATIONS

We operate our business in the PRC under a legal regime consisting of the State Council and several ministries and agencies under its authority, including the MOFCOM, the MOF, the State Administration for Industry and Commerce, or the SAIC, the SAFE, the NDRC, the CSRC, the Ministry of Housing and Urban-Rural Development, or the MOHURD, formerly the Ministry of Construction, or the MOC, the Ministry of Environmental Protection, or the MEP, and the SAT. From time to time, the State Council, the MOFCOM, the SAIC, the SAFE, the NDRC, the CSRC, the MOHURD, the MEP and the SAT issue regulations that apply to our business. Certain of these rules and regulations, such as those relating to tax, foreign investment, foreign currency exchange, dividend distribution and regulation of foreign exchange in certain onshore and offshore transactions, may affect our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Related Government Directives

On February 28, 2005, the Standing Committee of the National People’s Congress of the PRC promulgated the Renewable Energy Law, which became effective on January 1, 2006 and was amended in December 2009. The Renewable Energy Law sets forth national policies to promote the development and utilization of renewable energy resources including ground source energy and other non-fossil energy. The Renewable Energy Law provides economic incentives, such as central government grants, preferential loans and tax preferences, for the development of renewable energy projects which fall within development guidance catalogues for renewable energy industries.

In November 2005, the NDRC issued the Catalogue for Guidance of Renewable Energy Industry Development, which contains nine categories of ground source energy related projects, including projects with respect to the development and utilization of ground source energy.

In May 2006, the MOF issued the Interim Measures on Special Fund Management for Development of Renewable Energy, pursuant to which a special fund was set up by the Chinese government to provide assistance to the development and use of renewable energy resources, including the use of ground source energy to provide heating and cooling to buildings.

In August 2006, the MOC and the MOF jointly issued the Implementing Opinions on Promoting Application of Renewable Energy in Construction Industry, which seeks to expand the use of shallow-ground GSHP technology and products in residential and commercial buildings. This directive encourages and supports the application of GSHP-based heating and cooling technologies in various kinds of new buildings as well as in the redevelopment projects of existing buildings in urban areas.

In September 2006, the MOF and the MOC jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, which provides that the MOF will set up special funds to support the application of renewable energy in building construction in order to enhance building energy efficiency, to protect the ecological environment and reduce the consumption of fossil energy. Such special funds provide significant support for the application of shallow-ground GSHP systems in heating and cooling, hot water supply, lighting and cooking in building constructions.

In July 2009, the MOF and the MOHURD jointly issued a directive to encourage the development of GSHP technologies and enhance the regulation on products using ground source energy in urban cities.

Energy Conservation Law and Other Related Government Directives

In April 2008, the amended PRC Energy Conservation Law came into effect. Among other objectives, the amended PRC Energy Conservation Law encourages the utilization and installation of renewable energy facilities in buildings for energy-saving purposes.

In July 2006, eight departments including the NDRC jointly issued the Circular on the Enforcement Regulations for Ten Major Energy Saving Projects of the Eleventh Five-Year Plan, which recommends and encourages the adoption of GSHP-related technologies in China.

In August 2008, the State Council issued the Ordinance on Energy Saving in Civil Constructions, which encourages the utilization of ground source energy in new and existing buildings.

In August 2008, the State Council issued the Ordinance on Energy Saving in Public Agencies, which emphasizes the responsibilities of public agencies to reduce energy consumption, and allows public agencies to adopt the EMC model, and to consign energy service agencies to assist energy consumers to carry out diagnoses, system design, financing, maintenance and energy-saving operations management.

On April 2, 2010, the April 2010 Opinions, jointly formulated by the NDRC, the MOF, the People’s Bank of China and the SAT, were approved and circulated by the State Council. The April 2010 Opinions call for, among other measures, the Chinese government authorities to give certain preferential tax treatments to companies engaged in energy management and energy saving service businesses and their customers. The preferential tax treatments contemplated in the April 2010 Opinions include a provisional exemption from business tax on the taxable income generated from the contractual energy management projects, an exemption from value-added tax in connection with the transfer of assets used in “contractual energy management,” and a three-year exemption from the EIT on the taxable income generated from the contractual energy management projects from the first year when the projects generate operating revenue, followed by a 50% reduction of the EIT on the taxable income generated from the contractual energy management projects for an additional three years. The April 2010 Opinions also provide that detailed measures for implementing these preferential tax policies should be separately issued by the MOF and the SAT, together with the NDRC and other relevant government authorities.

On June 3, 2010, the MOF and the NDRC jointly issued Interim Measures on Financial Incentive Funds for Energy Management Contract Projects, or Circular 249. According to Circular 249, the financial incentive funds arranged by the central government will be applied to energy-saving reconstruction projects based on the EMC model in the industry, building and transportation fields, and to similar projects of public agencies.

On June 29, 2010, the General Office of the MOF and the General Office of the NDRC jointly issued the Notice on Matters of Financial Incentive Funds Demands of Energy Management Contract and Approval and Record of Energy-saving Service Enterprises, or Circular 60. Circular 60 provides that for each energy management contract project undertaken within the PRC, energy-saving service enterprises listed in the qualified energy-saving service enterprises list issued by the NDRC and the MOF could apply for financial incentive funds to the competent provincial financial authorities and energy-saving authorities where such project locates. In addition, all relevant governmental authorities shall not set up any local incorporation requirements for such enterprises.

On August 9, 2010, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and Standardization Administration of the PRC jointly issued the General Technical Rules for Energy Management Contracts (GB/T24915-2010), or the General Technical Rules, which became effective on January 1, 2011. The General Technical Rules set forth terms, definitions, technical requirements and standard contract template for reference for energy management contracts.

On October 9, 2010, four Shanghai governmental authorities jointly issued the Administrative Measures on Recording Energy-saving Service Enterprises of Shanghai Municipality, which provides that energy-consuming entities are encouraged to choose the recorded energy-saving service entities as the project cooperating parties in accordance with the actual situations of relevant projects. In addition, the recorded energy-saving entities could apply for financial support and tax preferences treatment pursuant to the relevant rules for their energy-saving service projects developed within the Shanghai Municipality.

On October 19, 2010, the NDRC and the MOF jointly issued the Supplemental Notice on Matters of Financial Incentives to Energy Management Contract Projects, or the Supplemental Notice. According to the Supplemental Notice, energy-saving service enterprises which are approved and recorded by the NDRC and the MOF are entitled to apply for the financial incentive funds for their qualified EMC projects that were concluded and implemented after June 1, 2010. The terms of energy management contracts concluded after October 20, 2010 shall make reference to the standard contract prescribed in the General Technical Rules.

On December 30, 2010, the MOF and the SAT jointly issued Circular 110, which became effective on January 1, 2011. Circular 110 provides certain preferential tax treatments to both energy-saving service enterprises and energy-consuming enterprises. According to Circular 110, a “qualified energy-saving service enterprise,” which carries out contractual energy management projects, shall be entitled to benefit from provisional exemption from business tax in connection with its taxable income generated from contractual energy management projects. In addition, to the extent in compliance with the provisions of EIT laws, it shall also be entitled to benefit from a three-year exemption from EIT on its taxable income generated from the contractual energy management projects from the first year when such projects generate operating revenue, followed by a 50% reduction of statutory EIT rate of 25% on such taxable income for an additional three years. Meanwhile, an energy-saving service enterprise, which carries out “qualified contractual energy management projects,” shall be entitled to benefit from a provisional exemption from value-added tax in connection with the transfer of taxable goods under the “qualified contractual energy management projects” to energy-consuming enterprises. Circular 110 sets out detailed requirements for achieving the statues of “qualified energy-saving service enterprise” and “qualified contractual energy management project.”

Technical Code for GSHP System

In November 2005, the MOC and the State General Administration for Quality Supervision and Inspection and Quarantine jointly issued the Technical Code for GSHP Systems, or the Code, which was revised in June 2009. The Code sets forth the industry standards for the installation of GSHP systems in and near buildings.

Construction Law and Relevant Regulation

In November 1997, the National People’s Congress promulgated the PRC Construction Law, which became effective on March 1, 1998. This law regulates all construction activities in China, including the drilling and piping work, as well as indoor installation of fan coil units, in connection with the installation of HVAC systems. According to the PRC Construction Law, a company must obtain a construction permit before it begins to perform drilling and piping work for HVAC system installation projects.

In October 1999, to implement the requirement under the PRC Construction Law, the MOC promulgated the Measures for the Permit of Project Construction, which was amended in July 2001. The regulation prescribes that any construction project with a project investment amount of RMB300,000 (US$45,813) or higher and with a construction area of 300 square meters or more requires a permit to undertake such construction. The regulation further provides that any failure to obtain a permit would result in the constructing entity being required to take rectification measures, including suspending the execution of the project, and pay administrative penalties of up to 2.0% of the contract price for the construction project.

Regulations on Water Drawing Permit

On August 29, 2002, the National People’s Congress promulgated the new PRC Water Law, which became effective on October 1, 2002 and was amended on August 27, 2009. According to this law, the state shall implement the systems of water drawing licensing and paid use of water resources. Entities and individuals that draw water resources directly from rivers, lakes, or underground shall apply to the competent water administration authorities for a water drawing permit and pay the water resources fee.

On February 21, 2006, the State Council promulgated the Ordinance of Management of Water Drawing Permit and Collection of Water Resources Fee, or Ordinance 460, which became effective on April 15, 2006. Ordinance 460 provides that any entity or person drawing water resources shall obtain a water drawing permit and pay water resources fee. Under Ordinance 460, water drawing refers to drawing water directly from rivers, lakes or underground with water drawing projects or equipment. On April 9, 2008, the Ministry of Water Resources promulgated Administrative Measures on Water Drawing Permit, which provides the detailed requirements and procedures for application and issuance of a water drawing permit.

On October 13, 2010, three provincial authorities of Jiangsu Province jointly issued the Notice on Management of Water Drawing Permit and Collection of Water Resources Fee of Jiangsu GSHP System, or the Jiangsu Notice, which became effective on November 15, 2010. This notice specifies the administration of water drawing permit and collection of water resources fee of GSHP in Jiangsu Province. Moreover, the Jiangsu Notice has imposed certain permit or filling requirements on the installation work of a GSHP system, which provide that a water resources study report shall be formulated and approved before the commencement of installation of a GSHP system, and a filing with water resources administration bureaus shall be completed before the commencement of drilling work.

Regulations on Industrial Production Licensing

In July 2005, the State Council issued the Regulations on the Administration of Production License for Industrial Products, or the Production License Regulations, which came into effect on September 1, 2005. The Production License Regulations establish the production license system for the production of certain industrial products, provide for the procedures for obtaining a production license and set out the legal liabilities for violation of the Production License Regulations.

According to the Production License Regulations, the PRC government implements a production license system in respect of companies manufacturing important industrial products such as heat pumps, water chillers and other air-conditioning apparatuses. The State Council will announce the categories of industrial products to which the production license system shall apply. Companies are not permitted to manufacture such products before they obtain a production license. No company or individual may sell or use such products without obtaining the necessary production licenses.

Environmental Regulations

Our manufacturing processes may generate noise, water waste, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution and the Law of PRC on the Prevention and Control of Noise Pollution.

The Environmental Protection Law, which came into effect on December 26, 1989, sets out the legal framework for environmental protection in the PRC. The purposes of the Environmental Protection Law are to protect and enhance the living environment, prevent and cure environmental contamination and other public hazards, and safeguard human health from pollution and other harm to the environment. The MEP implements uniform supervision and administration of environmental protection work nationwide and formulates the national waste discharge standards. According to the Environmental Protection Law, the relevant government authorities shall impose differentiated penalties against persons or enterprises in violation of the Environmental Protection Law depending on the particular circumstances and the extent of contamination. Such penalties include warnings, fines, imposition of deadlines for cure, orders to cease or to shut down operations, orders to re-install contamination prevention and cure facilities which have been removed or left unused and imposition of administrative actions against relevant responsible persons. Where the violation committed is serious, persons in violation may be required to pay damages to victims and persons directly responsible for such violation may be subject to criminal liabilities.

The Regulations on Administration of Environmental Protection of Construction Projects, which came into effect on November 29, 1998, regulates all environmental protection matters related to construction projects. According to the Regulations on Administration of Environmental Protection of Construction Projects, before we initiate any construction projects in our Jiangxi facility, we are required to perform an assessment of the impact on the environment of the proposed construction project and file such assessment with the local MEP for approval. Upon completion of the construction project, the environmental protection facilities and measures should be examined and accepted by the local MEP, so that such construction project will be permitted to be put into operation.

Regulations on Patents

The National People’s Congress adopted the PRC Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. The Implementing Rules of the PRC Patent Law was promulgated by the State Council in 2001, as amended in 2002 and 2010, respectively. Patent means inventions, utility models and designs under the Patent Law. To be patentable, inventions and utility models must meet three conditions: novelty, inventiveness and practical applicability. Any design for which patent rights may be granted must not be identical with or similar to any design before the date of application. A patent is valid for a term of twenty years in the case of inventions and ten years in the case of utility models and designs, starting from the application date.

Regulations on Trade Secrets

The principal PRC laws and regulations relating to the protection of trade secrets include:

•	PRC Anti-unfair Competition Law of 1993;

•	PRC Criminal Law of 1997, as amended; and

•	Several Provisions on Prohibiting Infringements of Trade Secrets of 1998.

Under the PRC Anti-unfair Competition Law, trade secrets refer to technical and business information which is not known to the public, capable of bringing economic benefits to the information proprietor and subject to confidentiality measures taken by the information proprietor.

Regulations on Trademarks

Registered trademarks in the PRC are protected by the PRC Trademark Law which became effective in 1982 and was amended in 1993 and 2001, respectively, and the Implementing Rules of the PRC Trademark which was promulgated in 2002. A trademark can be registered in the PRC with the Trademark Office under the SAIC. The protection period for a registered trademark in the PRC is ten years starting from the registration date and may be renewed if an application for renewal is filed within six months prior to expiration.

Regulations on Employment Contracts

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementing Rules, which became effective as of the date of issuance. The Labor Contract Law and its Implementing Rules govern the establishment of employment relationships between employers and employees and the conclusion, performance, termination of and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of the establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

Restrictions on Foreign Investment

The principal regulation governing foreign ownership of energy management businesses in China is the Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which was promulgated by the MOFCOM and the NDRC and became effective on December 1, 2007. Under this Catalogue, our main business is in an industry that is currently permitted to be invested in by foreign investors. Foreign investment in energy management and GSHP manufacturing businesses in China are allowed, subject to approval from the NDRC and the MOFCOM or the local counterpart authorized by them in accordance with the business scale and total amount of investment. The establishment of our Chinese subsidiaries was approved by the competent counterparts of the MOFCOM and each of our subsidiaries has obtained their respective foreign-invested enterprise approval certificate. Our investment in our subsidiaries and the equity transfers of our Chinese subsidiaries were also approved by such government authority and the relevant approval certificates have been renewed and registered accordingly.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations of 1996, as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, is subject to approvals of and regulations by the SAFE or its local branches.

On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without the approval from the SAFE or its local counterparts, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope.

The dividends paid by a subsidiary to its shareholders are deemed income of the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996, foreign-invested enterprises in China may purchase or remit foreign exchange, provided that such transactions are supported by sufficient underlying contracts or documents, for settlement of current account transactions without the approval of the SAFE or its local counterparts. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE or its local counterparts and other relevant Chinese governmental authorities.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law of 1986, as amended, and the Administrative Rules under the Foreign Investment Enterprise Law of 2001. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of registered capital. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign-invested enterprises, are restricted from distributing any dividends to us until they have met these requirements set out in the regulations.

According to the New EIT Law and its Implementing Rules effective as of January 1, 2008, dividends paid by a PRC tax resident to a foreign investor that is not deemed to be a PRC tax resident, or capital gains realized from transferring equity interests in a PRC tax resident by such foreign investor, are treated as PRC source income and will be subjected to a withholding tax at a rate of 10% in terms of an enterprise investor and at a rate of 20% in terms of an individual investor. Therefore, if we are considered to be a non-tax resident for PRC tax purpose, the dividends distributed by Chinese subsidiaries to us will be subjected to PRC withholding tax at a rate of 10%. If we are considered to be a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders or ADS holders are considered to be non-resident enterprise investors, and a rate of 20% if they are considered to be non-resident individual investors.

Under the New EIT Law and its Implementing Rules, if a company incorporated outside China has its “de facto management organization” located within China, the company would be classified as a resident enterprise and thus would be subjected to an EIT rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the Individual Foreign Exchange Rule, promulgated in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE or its local counterparts and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such

PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in Renminbi. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subjected to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subjected to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October 2005, the SAFE promulgated Circular 75, which became effective as of November 1, 2005. According to Circular 75, an SPV refers to an offshore company established or controlled by PRC residents for the purpose of carrying out capital financing with their assets or equity interests in PRC companies. Prior to establishing or assuming control of a special purpose company, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The circular applies retrospectively. As a result, PRC residents who have established or acquired control of such special purpose companies that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in any of the following circumstances: (i) the PRC residents have completed the injection of equity investments or assets of a domestic company into the special purpose company; (ii) the overseas funding of the special purpose company has been completed; or (iii) there is a material change regarding the capital of the special purpose company.

In 2009, the SAFE promulgated an internal notice to its local branches on the operating rules with respect to the administration of foreign exchange under capital accounts. This internal notice provides for detailed operating processes and specific instructions for the SAFE registration under Circular 75. It also imposes obligations on onshore subsidiaries of overseas special purpose companies to coordinate with and supervise the beneficial owners of such special purpose companies who are PRC residents to complete the SAFE registration process. Under Circular 75 and relevant foreign exchange regulations, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.”

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, jointly promulgated the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of current Chinese laws, regulations and rules, including the New M&A Rules and the CSRC procedures announced on September 21, 2006:

•	the CSRC currently has not promulgated any definitive rule or interpretation requiring offerings like this offering to be subjected to the New M&A Rules and the CSRC procedures;

•	Notwithstanding the above, given that the Company is not an SPV directly or indirectly controlled by PRC Companies or individuals, the New M&A Rules do not require us to submit an application to the CSRC for its approval prior to the issuance and sale of our ADSs, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	the issuance and sale of our ADSs and the listing and trading of our ADSs on the New York Stock Exchange do not conflict with or violate the New M&A Rules.

See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain the CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations and reputation, as well as the trading price of our ADSs, and could also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Taxation

Prior to January 1, 2008, foreign-invested entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatments. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise, effective until December 31, 2007, any foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years was entitled to a five-year enterprise income tax holiday from the first tax profitable year, with two years exempted from enterprise income tax and followed by three years of 50% tax rate reduction of enterprise income tax exempted from paying income tax in its first and second profit making years and is allowed a 50% reduction in its tax rate in the third, fourth and fifth years. As a result, Jiangxi Nobao had enjoyed a two-year exemption from EIT since its first tax profitable year, which was in 2007.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008, and the State Council adopted the Implementing Rules. Both the New EIT Law and the Implementing Rules became effective on January 1, 2008. The New EIT Law generally imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. However, for those enterprises that were established before March 16, 2007 and were granted qualified tax holidays, such tax holidays continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. However, where the tax holiday had not yet started because of a cumulative loss position, such tax holiday was deemed to commence from 2008, the first effective year of the New EIT Law. In addition, enterprises that were established and already enjoyed certain prescribed preferential tax treatment before March 16, 2007 continued to enjoy the original preferential tax exemption or reduction until the expiration of the specified terms, except that the relevant exemption or reduction started from January 1, 2008, if the first profitable year for the relevant enterprise was later than January 1, 2008. As a result, Jiangxi Nobao enjoyed the reduced tax rate of 12.5% for the calendar years 2009, 2010 and 2011, and from 2012, it could be subject to an income tax rate of 25%.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to 17% VAT with respect to our sales of GSHP systems in China.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/ Title

Kwok Ping Sun	46	Chairman of the Board and Chief Executive Officer
Shelby Chen	48	Director
Ping Song	37	Director and Vice President — Financing and Investment
Yaluo Sun	38	Director and Financial Controller
Xun (Eric) Chen	41	Director
Zhijun Lin	56	Independent Director Appointee
E (Alec) Xu	41	Chief Financial Officer
Jian Xiong	47	Vice President — Operations
Tao Chen	36	Vice President — Sales
Jun Chen	51	Chief Technology Officer
Jingtan Cui	35	Vice President — Global Marketing
Jianping Chen	37	Vice President — Project Execution

Kwok Ping Sun is our founder and has served as chairman of the board and chief executive officer since our inception in 2007. Prior to founding our company, Mr. Sun was responsible for the sales and marketing of electric heaters and small electric appliances at Shanghai Nobao Electric Appliance Co., Ltd. from June 2005 to December 2007. In 2003, Mr. Sun started his own research and development with respect to GSHP systems and has gained over seven years of experience in this area. From 1999 to 2002, Mr. Sun served as the general manager of Dynamic Co., Ltd. of Denmark and was responsible for developing wind power projects in China in cooperation with Vestas Wind Systems A/S. From 1994 to 1998, Mr. Sun was the general manager in charge of business investment at Wu Fong Investment Co., Ltd. of Denmark. Between 1983 and 1990, Mr. Sun worked as an official at customs, the publicity department and the foreign trade bureau of the City Government of Zhangjiagang, Jiangsu Province. Mr. Sun has over 20 years of experience in automated control systems through his experience described above as well as his experience as the general manager of Jiangsu Zhongwang Electronics Co., Ltd. between 1990 and 1993 and an engineer at Zhangjiagang Radio Factory between 1979 and 1982. Mr. Sun graduated from Suzhou Transportation Vocational College in 1985 and received an EMBA degree from Tsinghua University in 2006.

Shelby Chen has served as a member of our board of directors since July 2009. He was a partner since 2007 and a managing partner of Tsing Capital since 2010, a fund advisory company that is the advisor to China Environment Funds, which are dedicated to clean technology investments in China. Mr. Chen also serves as a board member of several portfolio companies of China Environment Funds including Beijing Sound Power Technology Co., Ltd., SureAuto Corporation, SunPreme Inc. and Shanghai Tony Agriculture Development Co., Ltd. From 2001 to 2007, Mr. Chen served as a vice president of Bocom Group responsible for investments and mergers and acquisitions. From 1999 to 2000, he served as a vice president of WI Harper Group in San Francisco responsible for venture capital investment and portfolio management. His previous professional experience also includes working for General Electric in China and DuPont in the U.S. and Hong Kong. Mr. Chen received his bachelor’s degree in engineering and completed a post-graduate program of International Trade and Finance from Tsinghua University of PRC. Mr. Chen was appointed as our director by CEF, one of our principal shareholders, under a shareholders agreement we entered into connection with CEF’s investment in our company in July 2009. The provisions of the shareholders agreement relating to appointment of directors will terminate upon completion of this offering.

Ping Song has served as a member of our board of directors since July 2009. He has also served as our vice president responsible for our financing and investment activities since July 2008. Prior to joining our company, he served as the head of the operations of the business banking section in Shanghai of Deutsche Bank AG, responsible for corporate finance, corporate operation and equity financing projects. From 2004 to 2006, he served as a manager of the business banking department of ABN Amro Bank N.V. From 2003 to 2004, he served as a director of Demai

Investment Consulting Co., Ltd. Mr. Song received his bachelor’s degree from the University of Portsmouth of the United Kingdom in 1996 and attended a postgraduate study program on international finance at Shanghai University of Finance and Economics in 2003.

Yaluo Sun has served as our director since October 2010. Ms. Sun has been our financial controller since September 2009. Prior to joining us, Ms. Sun was a regional senior financial manager of Agility Logistics Group. She was a financial director of Neworld Education Group from 2007 to 2008. From June 2005 to July 2007, Ms. Sun was a regional financial manager of ABX logistics (China) Co., Ltd. Ms. Sun received her bachelor’s degree in accounting from Northeast University of Economy and Finance and her master’s degree in finance and accounting from London South Bank University.

Xun (Eric) Chen has served as our director since October 2010. Dr. Chen has been Managing Director of Silver Lake Partners since April 2008. Dr. Chen is chairman of the board of Allyes Online Media Holding Ltd., a leading Internet company based in China, and serves as director of Varian Semiconductor Equipment Associates, Inc., a leading semiconductor technology company based in the U.S. Dr. Chen served as chief executive officer of Brion Technologies, Inc., a technology company he co-founded in California from July 2002 through April 2008, and senior vice president, member of executive committee, of ASML Holding HV, a leading technology company based in the Netherlands from March 2007 to April 2008. From October 1999 until July 2002, Dr. Chen was senior vice president in the Equity Research Department of J.P. Morgan Chase. Previously, Dr. Chen conducted theoretical physics research at Conseil Europeen pour la Recherche Nucleaire and at the Advanced Product Research Development Laboratory and MOS-13 facility for Motorola. Dr. Chen studied Physics at Peking University and received his Ph.D. in electrical engineering from Stanford University. Mr. Chen was appointed as our director by SLP, one of our principal shareholders, under a shareholders agreement we entered into in connection with SLP’s investment in our company in October 2010. The provisions of the shareholders agreement relating to appointment of directors will terminate upon completion of this offering.

Zhijun Lin will serve as our independent director upon the effectiveness of the registration statement, of which this prospectus is a part. Mr. Lin has been a professor of Department of Accountancy and Law in School of Business of Hong Kong Baptist University since September 1998. From 1996 to 1998, Mr. Lin was the visiting professor of School of Business in Hong Kong University. He received his bachelor’s degree from Fujian Institute of Finance and Economics in 1979 and his Ph.D. in economics from School of Economics of Xiamen University in 1985. He also obtained his master’s degree in accounting from University of Saskatchewan in 1991. He is qualified as a certified public accountant of both the PRC and the United States.

E (Alec) Xu has served as our chief financial officer since March 2011. He is responsible for the overall financial planning, internal control, treasury and taxation of our company. Mr. Xu has more than 18 years experience in the area of accounting and finance. Prior to joining us, he was the chief financial officer of Sunshine 100 Real Estate Group Company Limited and the chief financial officer of Yingde Gases Group Company Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. From 2005 to 2007 he served as the finance director of the non-carbonated beverage unit of PepsiCo Inc.’s China operation. Mr. Xu worked for the China operations of both ABN AMRO Bank N.V. and Johnson & Johnson prior to joining PepsiCo Inc. Mr. Xu received his bachelor’s degree in international trade from Shanghai University in 1992 and an MBA degree from Webster University in 2000.

Jian Xiong has served as our vice president since March 2010 and is responsible for operations and administration. Prior to joining our company, he served as the president of the Zhabei District Branch of Shanghai Rural Commercial Bank. From 2006 to 2009, Dr. Xiong worked in the Shanghai Zhabei District People’s Government as director of the Zhabei District Foreign Economic Commission, director of the Zhabei District Commission of Commerce, the Zhabei District Economic Commission and the Zhabei District Food Bureau, consecutively. From 2001 to 2006, he served as a department director of the General Office of Shanghai Municipal People’s Government. Dr. Xiong received his bachelor’s and master’s degrees from Wuhan University of Technology in 1984 and 1986, respectively, and his doctor’s degree in robotics and automation from St. Petersburg State Polytechnic University of Russia in 1991.

Tao Chen has served as our vice president since July 2009 and is responsible for sales, overseeing our marketing activities and project management team activities. Prior to joining our company, he served as a freelance director of Linkwin Capital Inc., responsible for fund-raising and transaction execution. From November 2007 to December 2008, he was a senior account executive at Credit Suisse (HK) Ltd., Shanghai Representative Office. From 2006 to 2007, he was a department manager for business development at Deutsche Bank AG in China. From 2005 to 2006, he was a manager of the channel management department of Standard Chartered Bank in China. From 2003 to 2005, he was a consultant of Synapse Consulting BVBA of Brussels in Belgium. Mr. Chen obtained a bachelor’s degree in English language and literature from the Foreign Language School of Nanjing Normal University in 1998, a master’s degree in European integration economics from the Solvay Management School of Vriji University de Brussels of Belgium in 2002 and an MBA degree from Vlerick leuven Gent Management School of Belgium in 2004.

Jun Chen has served as our chief technology officer since February 2010 and is responsible for engineering and technology aspects of our business. Mr. Chen joined our company in August 2008 and served as a manager of our technical services center and a manager of our engineering department. Mr. Chen has over 20 years of experience in design, conversion and construction of HVAC systems. From 2003 to 2008, he was the general manager of the engineering department of Shanghai Huihe Mechanical and Electrical Equipment Co., Ltd., where he was responsible for construction and conversion of HVAC systems for hotels, residential buildings and office buildings. From 1992 to 2003, he was the section chief of the HVAC Engineering Department of Shanghai Steel Co., Ltd. Mr. Chen received his junior college degree from Shanghai Jiao Tong University in 1983 and another junior college degree from Shanghai Jing’an District Industrial University in 1986.

Jingtan Cui has served as our vice president since March 2011 and is responsible for global marketing. Prior to joining us, Dr. Cui had worked for Danfoss (Shanghai) Automatic Control Co., Ltd. since 2005 and served as its sales director of the refrigeration and air-conditioning department since 2009. He has been a member of the American Society of Heating, Refrigerating and Air-Conditioning Engineers since 2007 and is currently a member of China Refrigeration and Air Conditioning Equipment Standard Committee. Dr. Cui is the co-author of several academic papers on refrigeration and air-conditioning published on academic journals listed in the Science Citation Index. Dr. Cui received his bachelor’s and master’s degrees in refrigeration and cryogenics from Xi’an Jiaotong University in 1999 and 2002, respectively, and his Ph.D. degree in building services engineering from Hong Kong Polytechnic University in 2005.

Jianping Chen has served as our vice president since March 2011 and is responsible for our project execution. Prior to joining us, Ms. Chen was the deputy director of the HVAC Department of Shanghai Construction Science Research Institute focusing on GSHP-related technologies. From 1996 to 2001, she was a lecturer at Chongqing University. She received her bachelor’s degree in HVAC from Huazhong University of Science and Technology in 1996 and her master’s degree in HVAC and GSHP from Chongqing University in 2001.

The address of our directors and executive officers is the address of our headquarters at Building 4, No. 150 Yonghe Road, Shanghai, 200072, the People’s Republic of China.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	approving the issuance of authorized but unissued shares in the capital of our company and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish two committees of the board of directors: the audit committee and the compensation committee. We intend to adopt a charter for each of the two committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Zhijun Lin, Xun (Eric) Chen and Shelby Chen. Zhijun Lin will be the chairman of our audit committee and meets the criteria of an audit committee financial expert under the applicable rules of the SEC. Our board of directors has determined that Zhijun Lin of the audit committee will be an “independent director” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Listed Company Manual and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist of two independent directors within 90 days of this offering and solely of independent directors within one year of this offering. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Shelby Chen, Xun (Eric) Chen and Zhijun Lin. Zhijun Lin will be an “independent director” within the definition set forth in Section 303A of the NYSE Listed Company Manual. Shelby Chen will be the initial chairman of our compensation committee. As two of the directors serving on our compensation committee are not independent, we are relying on home country practice pursuant to the NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.05 relating to our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction and subject to any separate requirement for Audit Committee approval under applicable law or the rules of the NYSE.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt obligations of our company or of any third party.

Share Ownership Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with his or her employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign to us all right, title and interest in such inventions, designs and techniques. Moreover, each of our executive officers has agreed (i) during the term of his or her employment with us and two years thereafter, not to, directly or indirectly, serve, invest or assist in any business that competes with our business or to engage in any marketing and selling activities for products that are the same as or similar to our products, provided that we agree to compensate them for a total amount equal to the greater of one month’s salary or the minimum amount of the compensation required by law upon the termination of their employment with us, and (ii) for a period of two years after the termination of their employment with us, not to solicit any of our officers, directors or employees.

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation to our executive officers and directors was RMB4.0 million (US$0.6 million). Other than our 2010 Plan, we had not adopted any equity incentive plan for our directors, officers or employees as of March 31, 2011. As of March 31, 2011, we had not set aside or accrued for pension or other retirement benefits for our executive officers or directors.

2010 Performance Incentive Plan

Our 2010 Plan was adopted by our board of directors in March 2010. The 2010 Plan is intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. As of March 31, 2011, we had granted options to purchase a total of 3,078,120 ordinary shares under the 2010 Plan. In April 2011, we granted additional options to purchase a total of 1,332,530 ordinary shares under the 2010 Plan. Under the 2010 Plan, we are limited to issuing options to purchase for no more than 5,000,000 ordinary shares. Options granted under the 2010 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, where there is a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our board of directors, which administers the 2010 Plan, has wide discretion to award options. Subject to the provisions of the 2010 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under the 2010 Plan has not vested on the date the grantee’s employment by, or service with, us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 243,532,119 ordinary shares outstanding as of the date of this prospectus, and 327,270,776 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters exercise in full of their over-allotment option to purchase up to an additional 1,680,000 ADSs from us.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares		Ordinary Shares
	Beneficially Owned		Beneficially
	Prior		Owned After
	to this Offering		this Offering(1)
	Number(2)	%(3)	Number(2)	%(3)

Directors and Executive Officers:
Kwok Ping Sun(4)	130,448,495	53.6%	111,902,169	34.2%
Shelby Chen	—	—	—	—
Yaluo Sun	*	*	*	*
Xun (Eric) Chen(5)	18,461,343	7.6%	49,400,000	15.1%
Ping Song	*	*	*	*
E (Alec) Xu	—	—	—	—
Jian Xiong	*	*	*	*
Tao Chen	*	*	*	*
Jun Chen	*	*	*	*
Jingtan Cui	—	—	—	—
Jianping Chen	—	—	—	—
All Directors and Executive Officers as a Group(6)	150,357,520	61.4%	162,749,851	49.5%
Principal Shareholders:
Tai Feng Investments Limited(4)	130,448,495	53.6%	111,902,169	34.2%
China Environment Fund III, L.P.(7)	76,341,020	31.3%	65,487,346	20.0%
SLP Noble Holdings Ltd.(5)	18,461,343	7.6%	49,400,000	15.1%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership of each listed person in the table is determined assuming the exercise of all share options held by such person exercisable within 60 days after the date of this prospectus and the conversion of all outstanding preferred shares into ordinary shares (a total number of 92,058,543 converted shares prior to this offering, or a total number of 93,597,200 converted shares after this offering after giving effect to the adjustment to the series A-1 conversion price, assuming an initial public offering price of US$12.00 per ADS (US$2.00 per ordinary share), the mid-point of the estimated range of the initial public offering price).

(3)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person exercisable within 60 days after the date of this prospectus. The calculation of this number also assumes the conversion of all of our preferred shares into ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to and in this offering is based on 243,532,119 shares outstanding as of the date of this prospectus (including ordinary shares convertible from our outstanding preferred shares) plus the number of shares underlying options held by such person exercisable within 60 days after the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on

327,270,776 shares outstanding immediately after the completion of this offering plus the number of shares underlying options held by such persons exercisable within 60 days after the date of this prospectus.

(4)	Beneficial ownership prior to this offering includes 130,448,495 ordinary shares held by Tai Feng Investments Limited, a British Virgin Islands Company, which is wholly owned by Mr. Kwok Ping Sun. The registered office of Tai Feng Investments Limited is at P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Beneficial ownership after this offering includes 111,902,169 ordinary shares, taking into account the transfer of 18,546,326 ordinary shares from Tai Feng Investments Limited to SLP Noble Holdings Ltd. upon the closing of this offering, as contemplated by the Share Assignment Agreement, dated as of May 16, 2011, by and among Tai Feng Investments Limited, China Environment Fund III, L.P., SLP Noble Holdings Ltd. and the parties named therein.

(5)	Beneficial ownership prior to this offering includes 18,461,343 ordinary shares issuable upon conversion of series A-1 shares, without giving effect to the adjustment of series A-1 conversion price upon the closing of this offering. The outstanding 18,461,343 preferred shares are held by Silver Lake funds though SLP Noble Holdings Ltd., of which (a) Silver Lake III Cayman (AIV III), L.P. is beneficially entitled to 18,295,191 preferred shares, the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd.; and (b) Silver Lake Technology Investors III Cayman, L.P. is beneficially entitled to 166,152 preferred shares, the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Egon Durban, Greg Mondre, Kenneth Y. Hao and Ms. Karen King, as directors of Silver Lake (Offshore) AIV GP III Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by Silver Lake III Cayman (AIV III), L.P., and Silver Lake Technology Investors III Cayman, L.P., but disclaim such beneficial ownership. Mr. Xun (Eric) Chen is a member of our board of directors. Beneficial ownership after this offering includes 20,000,000 ordinary shares issuable upon conversion of series A-1 shares after giving effect to the adjustment of the initial series A-1 conversion price, assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price, and 29,400,000 ordinary shares, taking into account the transfer of an aggregate of 29,400,000 ordinary shares from Tai Feng Investments Limited and China Environment Fund III, L.P. to SLP Noble Holdings Ltd. upon the closing of this offering, as contemplated by the Share Assignment Agreement, dated as of May 16, 2011, by and among Tai Feng Investments Limited, China Environment Fund III, L.P., SLP Noble Holdings Ltd. and the parties named therein.

(6)	Includes ordinary shares and ordinary shares issuable upon conversion of outstanding preferred shares and exercise of all of the options that are exercisable within 60 days after the date of this prospectus held by all of our directors and executive officers as a group.

(7)	Beneficial ownership prior to this offering includes 73,597,200 ordinary shares issuable upon conversion of series A shares and 2,743,820 ordinary shares held by China Environment Fund III, L.P., an exempted partnership organized and existing under the laws of the Cayman Islands, with its registered office at c/o Walkers SPV Limited, P.O. Box 908, George Town, Cayman Islands. Voting, investment power and dispositive authority over the ordinary shares held by China Environment Fund III, L.P. are exercised by its investment committee, which consists of Shelby Chen, Michael Li, Don Ye, Larry Zhang and Ian Zhu, and accordingly Messrs. Chen, Li, Ye, Zhang and Zhu may be deemed to share beneficial ownership of any shares beneficially owned by China Environment Fund III, L.P. Messrs. Chen, Li, Ye, Zhang and Zhu disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. Beneficial ownership after this offering includes 65,487,346 shares, taking into account the transfer of 10,853,674 ordinary shares issuable upon conversion of series A shares from China Environment Fund III, L.P. to SLP Noble Holdings Ltd. upon the closing of this offering, as contemplated by the Share Assignment Agreement, dated as of May 16, 2011, by and among Tai Feng Investments Limited, China Environment Fund III, L.P., SLP Noble Holdings Ltd. and the parties named therein.

As of the date of this prospectus, none of our outstanding ordinary shares on an as-converted basis, or ordinary shares on an as-converted basis, are held by a record holder in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

On August 13, 2008, Eastern Well issued a secured convertible promissory note to Carlyle, an unaffiliated third party, for total consideration of US$5.0 million. The promissory note was secured by a share charge of all of the shares in Eastern Well then held by Mr. Kwok Ping Sun and a personal guarantee by Mr. Sun, each in favor of Carlyle. The proceeds from the issuance of the promissory note were primarily used to fund our business operations. All amounts due under the promissory note were repaid in full by Eastern Well by February 25, 2009 and in connection with the repayment, the share charge and personal guarantee were terminated.

On January 22, 2009, Eastern Well issued a secured convertible promissory note to CEF for total consideration of US$10.0 million. The promissory note was secured by a share charge of all of the shares in Eastern Well then held by Mr. Sun and a personal guarantee by Mr. Sun, each in favor of CEF. The proceeds from the issuance of the promissory note were used partially to repay the promissory note issued to Carlyle and partially to fund our business operations.

In June 2009, pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well issued a total of 49,064,800 series A shares to CEF in exchange for the discharge in full of all amounts due under the promissory note issued to CEF and US$10.0 million in additional consideration. In connection with the discharge of the promissory note, the share charge and personal guarantee in favor of CEF were terminated. The cash proceeds from the issuance of the series A shares were primarily used to fund our business operations.

Pursuant to the series A share purchase agreement dated June 18, 2009, Eastern Well also issued to CEF a warrant to purchase up to 24,532,400 series A shares for consideration up to US$10.0 million. CEF exercised this warrant on October 5, 2009 and received 24,532,400 series A shares for total consideration of US$10.0 million. The proceeds from the issuance of the series A shares were primarily used to fund our business operations.

In addition, pursuant to the series A preferred share purchase agreement dated June 18, 2009, Eastern Well issued a warrant to each of CEF and Mr. Sun. Pursuant to these warrants, which were set to expire in 2020, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as a percentage of its total gross profit for 2009 and the first two months of 2010, is less than the initial valuation agreed to by the parties as of June 18, 2009, CEF would be entitled to subscribe for a certain amount of additional series A shares at a price of US$0.001 per share based upon such new valuation, increasing its equity interest in Eastern Well to no more than 45%. Conversely, if such new valuation is higher than the initial valuation, Mr. Sun would be entitled to subscribe for a certain amount of additional ordinary shares at a price of US$0.001 per share based upon such new valuation, increasing his equity interest in Eastern Well to no more than 77.5%. Further, pursuant to the series A share purchase agreement dated June 18, 2009, Eastern Well issued to CEF a warrant, which was set to expire in 2020, to subscribe for certain series A preferred shares at a price of US$0.001 per share that would give CEF the right to purchase an additional 2% of the total equity interest in Eastern Well if our consolidated revenue for the year ending December 31, 2010 does not increase by 25% from the year ended December 31, 2009.

The issuance of the warrant to Mr. Sun was a part of the entire series A share financing arrangement in June 2009, where CEF paid total consideration of US$20.0 million. While Eastern Well was required to issue the shares to Mr. Sun or CEF under either of the warrants, the warrants were an essential part of the funding arrangement for the then-shareholders of Eastern Well, namely, Mr. Sun and CEF, to adjust their shareholding percentages in Eastern Well based on whether Eastern Well would achieve certain specified parameters in a specified time frame. The warrants were issued to protect against uncertainties in the valuation of Eastern Well at the time of the series A share financing and were a mechanism for the shareholders to adjust the value of Mr. Sun’s and CEF’s respective holdings in the future depending upon the ultimate impact of such uncertainties within the specified time frame. Therefore, Eastern Well did not require Mr. Sun to pay any monetary or non-monetary consideration in exchange for the warrant.

The above three warrants were terminated on December 31, 2009 and replaced with option agreements among Eastern Well, CEF and Mr. Sun under which, instead of a new issuance of shares by Eastern Well, the above valuation adjustments will be carried out through the transfer of shares between CEF and Mr. Sun. In connection with the restructuring involving Nobao Renewable Energy Holdings Limited in anticipation of our initial public offering, the foregoing option agreements were terminated and replaced with option agreements among Nobao Renewable Energy Holdings Limited, CEF and Mr. Sun on January 15, 2010, under which the above valuation adjustments will be carried out through transfer of shares of Nobao Renewable Energy Holdings Limited between CEF and Mr. Sun. The replacement of the warrants held by Eastern Well with the option agreements between the shareholders did not materially change the economic substance of the financing arrangement between the shareholders. The option agreements were intended to achieve substantially the same economic result for each shareholder as the warrants issued by Eastern Well in June 2009. The parties to the warrants and the option agreements confirmed in a written statement that at the times the relevant option agreements were executed and thereafter, the intent and purpose to replace the warrants with the option agreements were to relieve us from any obligation to issue any new shares or re-designate any of our outstanding shares as a result of any shareholding adjustment arising out of the valuation adjustment mechanism between CEF and Mr. Sun.

On April 8, 2010, CEF, Mr. Sun and our company entered into a deed of transfer and termination, pursuant to which Mr. Sun transferred 2,743,820 of our ordinary shares to CEF and the parties terminated the two option agreements relating to valuation adjustments based on net profit and gross profit derived from EMCs for 2009 and the first two months of 2010 and released any claims they may have under such agreements. On the same date, Mr. Sun transferred his remaining shares in our company to Tai Feng. In connection with such transfer, CEF, Mr. Sun and Tai Feng also amended and restated the remaining option agreement relating to the valuation adjustment based on revenue in 2010 as compared to 2009. This amended and restated option agreement will terminate upon the completion of this offering.

In August 2010, pursuant to a share purchase agreement dated July 30, 2010, we issued 2,769,188 of our ordinary shares to each of Ace Excel Limited and Ace Captain Holdings Limited for total consideration of US$12.0 million. The cash proceeds from the issuance of the ordinary shares were primarily used to fund our business operations.

In October 2010, pursuant to a series A-1 senior preferred share purchase agreement dated October 16, 2010, we issued: (i) a total of 5,769,231 series A-1 shares of par value US$0.0001 each, (ii) an option to purchase 12,692,112 additional series A-1 shares at a price of US$2.1667 per share (this option was exercised in full in December 2010), and (iii) the series A-1 option to purchase 32,307,195 additional series A-1 shares at a price of US$2.1667 per share.

In May 2011, we and SLP entered into an amendment to the series A-1 senior preferred share purchase agreement which provides that, if the closing of this offering occurs on or before July 15, 2011, SLP may exercise the series A-1 option solely by means of net share settlement upon the closing of this offering. Pursuant to the series A-1 senior preferred share purchase agreement, as amended, if this offering is not closed by July 15, 2011, the series A-1 option may be exercised solely by cash settlement through which SLP may acquire up to 32,307,195 series A-1 shares at the price of US$2.1667 per share, unless there is an occurrence of a liquidation event. A liquidation event is defined in our amended memorandum and articles of association as a dissolution, liquidation or winding up, a change of control as a result of a merger or acquisition, sale or disposal of substantially all of our assets or the exclusive licensing of substantially all of our intellectual property to a third party. If a liquidation event occurs, SLP may exercise the series A-1 option either by cash settlement at the price of US$2.1667 per share or by net share settlement, through which we will issue to SLP a certain number of series A-1 shares, representing the difference between (i) any remaining shares issuable if the option were exercised by cash at US$2.1667 per share and (ii) the shares issuable with reference to their fair market value. The number of series A-1 shares issuable with reference to the fair market value will be determined by dividing the aggregate cash exercise price of the remaining shares issuable under the option at US$2.1667 by the fair market value of such shares as determined in good faith by our board of directors or, if requested by SLP, by an independent appraiser. On May 16, 2011, SLP executed a waiver, pursuant to which SLP agreed that, if the offering occurs on or prior to July 15, 2011, SLP will waive its series A-1 option in its entirety. If the offering does not occur within such time, SLP shall remain entitled to exercise its series A-1 option in accordance with agreements described above.

Agreements with Shareholders

We are a party to a shareholders agreement and a right of first refusal and co-sale agreement with our shareholders, which were entered into prior to this offering. The agreements, among other things:

•	provide for restrictions on transfer of ordinary shares, other than those converted from series A shares and series A-1 shares, collectively preferred shares, prior to this offering;

•	provide for a right of first refusal to us and holders of preferred shares and right of co-sale to holders of preferred shares for any ordinary shares that a shareholder (other than holders of preferred shares) intends to transfer;

•	grant holders of preferred shares drag-along rights in a sale of our company;

•	grant registration rights to holders of preferred shares;

•	grant preemptive rights to holders of preferred shares;

•	grant holders of preferred shares certain rights to information with respect to our company;

•	grant holders of preferred shares a right to purchase or direct to its affiliates up to five percent of the total number of ordinary shares to be sold by us in this offering, on the same terms and at the same price at which they are being offered to the public, subject to relevant securities laws and rules and regulations of the listing exchange; and

•	require approval from holders of preferred shares with respect to certain acts of our company.

All of the provisions of these agreements, other than the provisions granting registration rights to our shareholders prior to this offering, will terminate upon completion of this offering. See “Description of Share Capital — Registration Rights” for a detailed description of these registration rights that will continue after the completion of this offering.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Lease of Office Building

Our headquarters are located at Building 4, No. 150, Yonghe Road, Zhabei District, Shanghai, PRC, pursuant to a lease agreement that we entered into with Mr. Kwok Ping Sun, our chairman and chief executive officer. The leased property is an office building with a GFA of approximately 2,000 square meters. The monthly rent we pay under the lease agreement was RMB50,000 prior to October 2009 and RMB125,000 after October 2009. We are responsible for all water, electricity, gas, telephone, cable television, sanitary and security fees relating to our use of the office building. Mr. Sun is responsible for the property management fee and expenses associated with the maintenance of the office building. The term of the lease ends on October 30, 2011.

Transactions with Parties Affiliated or Previously Affiliated with Mr. Kwok Ping Sun

On April 21, 2008, Eastern Well acquired Jiangxi Nobao from Bright Praise, a company controlled by Kwok Ping Sun. Pursuant to the share transfer agreement and supplementary share transfer agreement between Eastern Well and Bright Praise, Bright Praise transferred its 100% equity interest in Jiangxi Nobao to Eastern Well for total consideration of US$1.97 million. As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

Shanghai Nobo was incorporated on December 11, 2007 by Mr. Kwok Ping Sun and another nominal shareholder. Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% equity interest in Shanghai Nobo through a series of transactions for consideration of RMB10.0 million.

Shanghai Nobao used to be a related party of our company, where Mr. Sun held a senior management position, prior to December 2007. Since December 2007, Mr. Sun has not held any position in Shanghai Nobao and Shanghai Nobao ceased to be a related party of our company. In the year ended December 31, 2007, we sold HVAC equipment to Shanghai Nobao for a total amount of RMB2.6 million. The related prices of sales of such equipment are determined based on its costs plus a margin.

Employment Agreements

See “Management — Employment Agreements” in this prospectus.

Share Options

See “Management — 2010 Performance Incentive Plan” in this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consisted of 345,000,000 ordinary shares, with a par value of US$0.0001 each, 100,000,000 series A shares and 55,000,000 series A-1 shares, with a par value of US$0.0001 each. As of the same date, there were 151,473,576 ordinary shares, 73,597,200 series A shares and 18,461,343 series A-1 shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of the American Depositary Shares.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our Company in a general meeting or by our board of directors subject to the Companies Law and our articles of association.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each fully paid share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold not less than one-third in nominal value of our issued ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held not less than annually. General meetings other than annual general meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than 10% of our issued ordinary shares. Advance notice of not less than ten clear days (as defined in the articles of association of the company, which are filed as an exhibit to the registration statement that includes this prospectus) is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares except that in the case of a voluntary liquidation of our company, the affirmative vote required shall be 80% of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal and the reason therefor.

The registration of transfers may, subject to compliance with any notice requirement of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days (as defined in the articles of association of the company, which are filed as an exhibit to the registration statement that includes this prospectus) prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture in accordance with our articles of association.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without two-thirds of the vote of all of the shares cast in a meeting of that class. The rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking senior to or pari passu with such existing class of shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least 10% of the paid up capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, the requisitioning shareholders may themselves convene a general meeting. Any such general meeting must be convened within three months after the deposit of such requisition.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing 75% in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Generally, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of its shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of Cayman Islands companies, provided that such arrangement is approved by a majority in number of each class of their respective shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the arrangement resolved at the meetings must be approved by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court is typically expected to approve such arrangement if it determines that:

•	the statutory provisions as to the required majority votes have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would be more properly sanctioned under another provision of the Companies Law of the Cayman Islands.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no right comparable to appraisal rights that would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Similarly, our articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the members at an annual or extraordinary general meeting duly noticed and convened in accordance with our articles of association and the law and may not be taken by a written resolution of members without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of 80% of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of two-thirds of our shares of such class voting at such meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.

Secured Convertible Promissory Notes.

See “Related Party Transactions — Private Placements” for a description of the secured convertible promissory notes we issued to Carlyle and CEF in August 2008 and June 2009, respectively. All amounts due under the promissory note were repaid in full by us in February 2009.

Ordinary Shares.

See “Related Party Transactions — Private Placements” for a description of ordinary shares we have issued as of the date of this prospectus.

Preferred Shares.

See “Related Party Transactions — Private Placements” for a description of preferred shares we have issued as of the date of this prospectus.

Warrants.

See “Related Party Transactions — Private Placements” for a description of the warrants we issued in June 2009. Such warrants have either been exercised or cancelled as of the date of this prospectus.

Options.

We have granted certain of our directors and officers options to purchase a total of 4,380,650 ordinary shares. See “Management — 2010 Performance Incentive Plan.”

Share Split

On April 19, 2010, we effected a share split whereby all of our 14,593,520 issued and outstanding ordinary shares of a par value of US$0.001 per share and 7,359,720 series A preferred shares of a par value of US$0.001 per share were split into 145,935,200 ordinary shares of a par value of US$0.0001 per share and 73,597,200 series A preferred shares of a par value of US$0.0001 per share, respectively, and the numbers of our authorized ordinary shares and series A shares were increased from 40,000,000 and 10,000,000, respectively, to 400,000,000 and 100,000,000, respectively.

Registration Rights

Pursuant to our current shareholders agreement entered into in October 2010, we have granted certain ordinary share registration rights as described below:

Demand registration rights.  At any time after this offering, holders of at least 50% of the ordinary shares issued or issuable upon conversion of preferred shares and any ordinary shares held by CEF and SLP have the right to demand that we file a registration statement covering the offer and sale of their registrable ordinary shares. However, we are not obligated to effect more than two such demand registrations and are not obligated to effect a registration within one year following the effective date of this offering.

Form F-3 registration rights.  When we are eligible to use Form F-3, holders of our registrable ordinary shares have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if the reasonably anticipated aggregate price to the public, net of selling expenses, would not exceed US$1.0 million.

Deferrals.  We are not obligated to effect a demand registration or Form F-3 registration if (i) within ten (10) days of the receipt of any registration request, we give notice to the requesting holders of our bona fide intention to effect the filing for our own account of a registration statement within sixty (60) days of receipt of that request, we actively employ in good faith our reasonable best efforts to cause that registration statement to become effective within sixty (60) days of the initial filing and the holders of registrable ordinary shares are entitled to join such registration, (ii) during the period starting with the date of filing by us of, and ending six (6) months following the effective date of, any registration statement pertaining to our ordinary shares and the holders of registrable ordinary shares are entitled to join such registration, or (iii) we would be required to qualify to do business or to execute a general consent to service of process in any particular jurisdiction in effecting such registration. In addition, we have the right to defer the filing of a registration statement for up to 90 days in case of a demand registration, and for up to 60 days in case of a Form F-3 registration, if we furnish a certificate signed by our chief executive officer stating that, in the good faith judgment of the board of directors, there is a reasonable likelihood that the filing of a registration statement in the near future would be materially detrimental to us and our shareholders and we refrain from registering any other securities during such period. We cannot exercise the deferral right more than twice in any 12-month period.

Piggyback registration rights.  If we propose to file a registration statement for a public offering of our securities other than, among others, relating to registration for the account of holders of registrable ordinary shares or relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable ordinary shares an opportunity to include in the registration statement all or any part of their registrable ordinary shares. The underwriters of any underwritten offering will have the right to limit the number of such registrable ordinary shares to be included in the registration statement.

Expenses of registration.  We will pay all expenses, other than underwriting discounts and selling commissions, relating to any demand, piggyback or F-3 registration.

A total of 125,741,020 ordinary share of our company are registrable ordinary shares entitled to the above registration rights.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hong Hum, Kowloon, Hong Kong.

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. As summaries by their nature lack the precision of the information summarized, we urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive six ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a distribution that consists of a dividend in, or a free distribution of, ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary, and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary required under the deposit agreement; or

•	The depositary determines that it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to make any rights available or sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ordinary shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary required under the deposit agreement; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the deposit and transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary shall be authorized, at your cost and expense, to take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificates are properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the laws of the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges, expenses and taxes payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges, expenses and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights” above.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. If voting at a meeting of shareholders is by poll and the depositary does not receive timely voting instructions from a holder of ADSs, such holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to the securities represented by such holder’s ADSs, and the depositary shall give such discretionary proxy to the person designated by us, except that no discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of shareholders.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to U.S.$0.05 per ADS issued
• Delivery of deposited securities against surrender of ADSs for cancellation	Up to U.S.$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S.$0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held
• Depositary services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30-days’ prior notice of any modifications that would materially prejudice any of your substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights for any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided that it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, as amended from time to time, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The foregoing limitations on liabilities will not be effective to waive our and our depositary’s respective liabilities under the federal securities laws of the United States.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive full collateralization, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, a significant public market for the ADSs may not develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 327,270,776 outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount, 67,200,000 ordinary shares, consisting of ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 260,070,776 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 260,070,776 ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 or other exemptions under the Securities Act. These rules are described below.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, issue, pledge or otherwise dispose of, and not to announce an intention to sell, issue, pledge or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares (including ADSs);

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above.

In addition, we have agreed to cause each of our subsidiary and controlled affiliates not to sell, transfer, pledge or otherwise dispose of, and not to announce an intention to sell, transfer, pledge or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.

Furthermore, each of our directors, executive officers and certain employees and all of our shareholders, have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (i) the ADSs and our ordinary shares representing such ADSs being offered in this offering, (ii) up to 1,680,000 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full, (iii) issuance of ordinary shares upon the exercise of share options issued by us pursuant to our share option plan, (iv) issuance and sale of 15,000,000 ordinary shares in our concurrent private placement and (v) issuance of 1,538,657 ordinary shares upon automatic conversion of series A and series A-1 preferred shares.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. One or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares without registration under the Securities Act, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Under Rule 144, our affiliates, or persons selling shares on behalf of our affiliates, who have beneficially owned our restricted ordinary shares for at least six months would be entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal 672,000 ordinary shares immediately after this offering, or if the underwriters exercise in full their option to purchase additional ADSs, representing 772,800 ordinary shares; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 by our affiliates, or persons selling shares on behalf of our affiliates, are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of the date of this prospectus, we have granted options to purchase 4,380,650 ordinary shares, all of which remain outstanding.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC counsel. Based on the facts set forth in this prospectus and subject to the exception expressly set forth under the caption “— Passive Foreign Investment Company,” the statements of law and legal conclusions under the caption “— U.S. Federal Income Taxation” constitute the opinion of O’Melveny & Myers LLP, our U.S. counsel, as to the material U.S. federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from May 25, 2010.

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Eastern Well, our subsidiaries in the PRC. The New EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will be subject to PRC withholding tax at a rate of 10%, unless reduced or exempted under applicable treaties or PRC laws. Subject to the approval by the relevant taxation bureau, dividends distributed by our PRC subsidiaries that are directly held by Eastern Well, our Hong Kong subsidiary, may benefit from a reduced withholding tax rate of 5%, pursuant to an arrangement entered into between the central government of the PRC and the government of the Hong Kong Special Administrative Region. However, since neither of our PRC subsidiaries has declared any dividend, we have never applied for such approval from the relevant taxation bureau. Therefore, it is currently unclear, if such dividends are declared, whether Eastern Well will be able to obtain such approval and enjoy such tax treaty benefits. Further, under the New EIT Law, if Eastern Well is classified as a “resident enterprise,” dividends paid by our PRC subsidiaries to Eastern Well will be treated as “tax-exempted income” and may be exempted from a 10% withholding tax. However, there are uncertainties as to whether we can in practice benefit from such treatment. See “Risk Factors — Risks Relating to Doing Business in China — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Further, the New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will be subject to the uniform 25% EIT rate as to their global income. Although we cannot assure you that the PRC tax authorities would agree with our conclusion, we do not believe that we should be considered a resident enterprise. If, however, we are considered a

PRC resident enterprise, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders or ADS holders are considered to be non-resident enterprise investors, and a rate of 20% if they are considered non-resident individual investors. See “Risk Factors — Risks Relating to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

U.S. Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investment companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based, in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have applied to list on the New York Stock Exchange, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. For as long as we are a foreign corporation not engaged in the conduct of a trade or business in the United States, dividends will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sale or Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares (other than in a transaction that qualifies for non-recognition treatment for U.S. federal income tax purposes), you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares, plus any capitalizable costs incurred in connection with your acquisition of such ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition and, except as otherwise provided in this paragraph, will be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are considered a “resident enterprise” for PRC enterprise income tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if PRC tax was imposed on any gain from the disposition of ADSs or ordinary shares, the gain could be treated as PRC source income for U.S. foreign tax credit purposes. Additionally, gain or loss recognized by certain U.S. citizens or residents on the disposition of our ADSs or ordinary shares will be treated as foreign source income if such disposition is attributable to an office or other fixed place of business maintained outside the United States by such U.S. citizen or resident. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we are a PFIC in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you should expect to be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. federal income tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2011. Our expectation regarding our status as a PFIC is based on our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and ordinary shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2011. Despite our expectation, there can be no assurance that we will not be a PFIC in 2011 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. Unless you make a timely “mark-to-market” election with respect to our ADSs (as described below), you would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “— Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any year, as a U.S. Holder, you may be required to make an annual return on IRS Form 8621 regarding your ADSs or ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs or ordinary shares.

If we were a PFIC in any year, you would, subject to the exceptions described below, be able to mitigate the “excess” distribution rules described above by making a timely “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” However, the “excess” distribution rules would apply during the first year in which a “mark-to-market” election is effective, if you do not make such election for the first year in which we become a PFIC. Additionally, such election would terminate automatically if our ADSs cease to be marketable. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion for the first year in which we became a PFIC, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to dividend income discussed in the “— Dividends on ADSs or Ordinary Shares” section above. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss to the extent of the amount of ordinary income, net of ordinary losses, previously recognized with respect to the ADSs or ordinary shares pursuant to the “mark-to-market” regime. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

In addition to any other information reporting requirements that may apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you may be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSs OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C. and UBS AG are acting as the representatives and bookrunner managers of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement to be entered into between us and the underwriters, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the following table.

Underwriters	Number of ADSs

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs (Asia) L.L.C.
UBS AG
FBR Capital Markets & Co.

Total	11,200,000

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C. and UBS AG are acting as the joint global coordinators and joint book runners for this offering.

The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs offered by us if any ADSs are taken, other than the ADSs covered by the over-allotment option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions, including the absence of any material adverse change in our business, the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants and the approval of legal matters by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. UBS AG will make offers and sales in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC.

Over-allotment Option

We have granted to the underwriters an option to purchase up to 1,680,000 additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to the underwriters’ initial amount specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of 5% of the ADSs offered in this offering.

The total underwriting discounts and commissions that we will pay to the underwriters will be 7% of the total offering price of the ADSs. The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	No Exercise	Full Exercise
	US$	US$	US$

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately US$3.8 million.

No Sales of Similar Securities

We, our executive officers, directors and certain employees and all of our existing shareholders have agreed not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (1) offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; (2) file with the SEC a registration statement under the Securities Act relating to any of our ADSs or ordinary shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the (1) sale and transfer of ADSs and the underlying ordinary shares in this offering; (2) issuance of share options to our directors, officers and employees; (3) issuance of ordinary shares upon the exercise of employee share options existing on the date of this prospectus; (4) sale and transfer of our ADSs acquired in open market after the completion of this offering; and (5) transfer of our ADSs or ordinary shares to affiliates or immediate family members of such persons. In addition, we and each such person agrees that, without the prior written consent of each of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ADSs or ordinary shares or any security convertible into or exercisable or exchangeable for our ADSs or ordinary shares.

The 180-day lock-up period will be automatically extended if (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. At any time and without public notice, the representatives may, in their sole discretion, provide consent to release some or all the ADSs from these lock-up agreements.

Price Determination and Listing on the New York Stock Exchange

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representatives. In additional to prevailing market conditions, the factors to be considered in determining the initial public offering price include our historical performance, estimates of our business potential and earnings prospects, the present state of our development, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

Application has been made for the ADSs to be approved for listing on the New York Stock Exchange under the symbol “NRE.” In order to meet one of the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell shares to a minimum number of beneficial owners as required by that exchange.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs prior to the completion of this offering. These transactions may also include making short sales of our ADSs.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of ADSs in that it discourages the resales of those ADSs.

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

Neither we nor any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Concurrent Private Placement

In conjunction with, and subject to, the completion of this offering of our ADSs, Government of Singapore Investment Corporation Pte Ltd., or GIC, has agreed to purchase from us US$30 million of our ordinary shares at a price per share equal to the initial public offering price per share. Assuming an initial offering price of $12.00 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, the total amount of ordinary shares GIC will purchase would be 15,000,000. This investment is being made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S and/or Section 4(2) of the Securities Act. We have agreed to pay a private placement fee equal to 7% of the aggregate purchase price for the investment. GIC has agreed not to, without the prior written consent of the representatives on behalf of the underwriters, offer, sell, pledge, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ordinary shares acquired in its investment for a period of 180 days after the date of this prospectus, subject to certain customary exceptions.

Other Relationships

The underwriters and their respective affiliates may in the future engage in various investment banking services and other commercial dealings with us in the ordinary course of business, for which they will receive customary fees and expenses.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Electronic Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the website of any of the representatives is not part of this prospectus.

The addresses of the representatives of the underwriters are as follows:

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A.

The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, U.S.A.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

The address of UBS AG is 52/F, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	by the Bookrunners to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of ADSs to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our ADSs is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our ADSs is suitable for them.

Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the ADSs acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their ADSs.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Switzerland

The document does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes)

of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. We will bear all of such expenses. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NYSE listing fee, all amounts are estimates.

	US$

SEC registration fee		19,440
NYSE listing fee		125,000
Financial Industry Regulatory Authority, Inc. filing fee		30,500
Printing and engraving expenses		600,000
Legal fees and expenses		2,186,000
Accounting fees and expenses		305,000
Miscellaneous		572,000

Total	US$	3,837,940

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Fangda Partners. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2008, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11F, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For fiscal years ending on or after December 15, 2011, we will be required to file our annual reports on Form 20-F within four months after the end of the fiscal year covered by such reports. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
Nobao Renewable Energy Holdings Limited

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nobao Renewable Energy Holdings Limited (the “Company”) and its subsidiaries at December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China
March 7, 2011

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2008, 2009 AND 2010

			As at December 31
	Note		2008	2009	2010

ASSETS
Non-current assets
Land use rights	5		4,472,000	5,393,600	5,742,061
Property, plant and equipment	6		2,900,942	15,206,361	28,556,023
Prepayments on property, plant and equipment			—	1,111,643	—
Deferred income tax assets	13		146,597	781,914	3,242,839
Trade and other receivables, non-current portion	7,8	(a)	29,113,583	10,232,346	336,772,519
Finance lease receivables, non-current portion	7,9		6,700,325	150,255,991	142,045,110

			43,333,447	182,981,855	516,358,552

Current assets
Inventories	11		5,972,010	45,714,775	48,323,151
Deferred costs	11		572,957	714,393	1,149,573
Prepayments	8	(b)	15,274,397	21,100,011	7,026,868
Trade and other receivables, current portion	7,8	(a)	107,881	26,751,714	33,186,603
Finance lease receivables, current portion	7,9		610,602	6,171,725	8,388,885
Short-term time deposit	7,12	(b)	—	—	19,868,100
Cash and cash equivalents	7,12	(a)	384,458	38,148,172	257,187,966

			22,922,305	138,600,790	375,131,146

Total assets			66,255,752	321,582,645	891,489,698

DEFICIT
Ordinary shares (US$0.0001 (RMB0.0007) per share; 400,000,000 shares authorized as at December 31, 2008 and 2009, 345,000,000 shares authorized as at December 31, 2010; 145,935,200 shares issued and outstanding as at December 31, 2008 and 2009, and 151,473,576 shares issued and outstanding as at December 31, 2010)	14		99,673	99,673	103,423
Reserves	15		(8,912,760)	81,034,741	207,166,191
Accumulated losses			(223,900)	(326,721,111)	(1,368,884,734)

Total deficit			(9,036,987)	(245,586,697)	(1,161,615,120)

LIABILITIES
Non-current liabilities
Trade and other payables, non-current portion	7,17		335,016	8,010,995	26,483,065
Options	7,20		—	—	172,410,453
Redeemable convertible preferred shares	7,20		—	493,032,652	1,687,979,184
Deferred income tax liabilities	13		2,100,095	17,220,911	52,923,947

			2,435,111	518,264,558	1,939,796,649

Current liabilities
Trade and other payables, current portion	7,17		34,559,473	42,203,416	103,854,675
Current income tax liabilities	7		—	1,701,368	4,226,694
Borrowings	7,18		38,298,155	5,000,000	5,226,800

			72,857,628	48,904,784	113,308,169

Total liabilities			75,292,739	567,169,342	2,053,104,818

Total deficit and liabilities			66,255,752	321,582,645	891,489,698

The accompanying notes are an integral part of these consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		Year Ended December 31
	Note	2008	2009	2010

Revenue	21	39,705,102	165,247,816	346,003,900
Cost of sales	22,23	(24,606,123)	(91,371,468)	(180,529,347)

Gross profit		15,098,979	73,876,348	165,474,553
Sales and marketing expenses	23	(71,213)	(1,038,812)	(8,837,428)
Administrative expenses	23	(3,491,635)	(8,946,835)	(57,461,289)
Research and development expenses	23	(195,041)	(622,926)	(4,293,282)
Other (losses) gains, net	27	(152,015)	5,801,258	3,903,109

Operating profit		11,189,075	69,069,033	98,785,663
Finance costs, net	25	(425,856)	(379,561,926)	(1,104,944,581)

Profit (loss) before income tax		10,763,219	(310,492,893)	(1,006,158,918)
Income tax expense	26	(3,393,837)	(16,004,318)	(35,866,529)

Profit (loss) for the year		7,369,382	(326,497,211)	(1,042,025,447)
Other comprehensive income		—	—	—

Total comprehensive income (loss) for the year, attributable to the equity holders of the Company		7,369,382	(326,497,211)	(1,042,025,447)

Earnings (losses) per share for profit (loss) attributable to the equity holders of the Company (expressed in RMB per share)
Basic and diluted		0.05	(2.24)	(7.03)

Weighted average number of ordinary shares used in earnings (losses) per share calculation — basic and diluted	28	145,935,200	145,935,200	148,256,766

The accompanying notes are an integral part of these consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		Attributable to the Equity Holders of the Company
	Number of	Par Value of
	Ordinary	Ordinary		Accumulated
	Shares	Shares	Reserves	Losses	Total

Balance at January 1, 2008	145,935,200	99,673	14,259,835	(7,593,282)	6,766,226

Comprehensive income
- Profit for the year	—	—	—	7,369,382	7,369,382

Transactions with owners
- Acquisition of subsidiaries under common control (Note 1, 15)	—	—	(23,514,200)	—	(23,514,200)
- Issuance of ordinary shares (Note 14(a))	—	—	341,605	—	341,605

Total transactions with owners	—	—	(23,172,595)	—	(23,072,922)

Balance at December 31, 2008	145,935,200	99,673	(8,912,760)	(223,900)	(9,036,987)

Balance at January 1, 2009	145,935,200	99,673	(8,912,760)	(223,900)	(9,036,987)

Comprehensive income
- Loss for the year	—	—	—	(326,497,211)	(326,497,211)

Transactions with owners
- Eastern Well — change in ordinary shares (Note 15(c))	—	—	90,816	—	90,816
- Termination of warrants (Note 20(b))	—	—	89,856,685	—	89,856,685

Total transactions with owners	—	—	89,947,501		89,947,501

Balance at December 31, 2009	145,935,200	99,673	81,034,741	(326,721,111)	(245,586,697)

Balance at January 1, 2010	145,935,200	99,673	81,034,741	(326,721,111)	(245,586,697)

Comprehensive income
- Loss for the year	—	—	—	(1,042,025,447)	(1,042,025,447)

Transactions with owners
- Share-based compensation (Note 16)	—	—	45,388,355	—	45,388,355
- Issue of ordinary shares (Note 14)	5,538,376	3,750	80,947,020	—	80,950,770
- Recapitalisation in connection with share exchange (Note 15)	—	—	(342,101)	—	(342,101)
- Appropriation to statutory reserve (Note 15(e))	—	—	138,176	(138,176)	—

Total transactions with owners	5,538,376	3,750	126,131,450	(138,176)	125,997,024

Balance at December 31, 2010	151,473,576	103,423	207,166,191	(1,368,884,734)	(1,161,615,120)

The accompanying notes are an integral part of these consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

			Year Ended December 31
	Note		2008	2009	2010

Cash flows from operating activities
Cash used in operations	29		(26,542,024)	(106,452,595)	(87,635,450)
Interest received			18,056	35,712	177,150
Income tax paid			(43,971)	(25,978)	(99,092)

Net cash used in operating activities			(26,567,939)	(106,442,861)	(87,557,392)

Cash flows from investing activities
Payment for land use rights			(2,000,000)	(1,080,000)	(4,477,600)
Acquisition of subsidiaries under common control	1,15		(13,514,200)	(10,000,000)	—
Disposal of a subsidiary	27		—	(7,515,155)	—
Payment for property, plant and equipment			(1,787,944)	(7,681,332)	(13,229,629)
Investment in short-term time deposit			—	—	(19,868,100)

Net cash used in investing activities			(17,302,144)	(26,276,487)	(37,575,329)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issue cost			9,353	—	80,950,770
Proceeds from borrowings	18		34,173,000	5,000,000	68,280,000
Repayment of borrowings			—	(37,023,000)	(68,280,000)
Proceeds from issuance of convertible bond	19		—	68,380,000	—
Proceeds from issuance of redeemable convertible preferred shares, warrants and options, net of issue cost	20		—	135,721,376	265,424,826
Interest paid			—	(1,591,200)	(685,831)

Net cash generated from financing activities			34,182,353	170,487,176	345,689,765

Net (decrease) increase in cash and cash equivalents			(9,687,730)	37,767,828	220,557,044
Cash and cash equivalents at beginning of year	12	(a)	10,072,188	384,458	38,148,172
Exchange losses on cash and cash equivalents			—	(4,114)	(1,517,250)

Cash and cash equivalents at end of year	12	(a)	384,458	38,148,172	257,187,966

Supplementary disclosure of non-cash investing and financing activities
Conversion of convertible bond to redeemable convertible preferred shares	19		—	(69,060,193)	—

The accompanying notes are an integral part of these consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	General information and group re-organization

Nobao Renewable Energy Holdings Limited (the “Company”) was incorporated by Mr. Sun Kwok Ping (the “Founder”), the Chief Executive Officer, on September 30, 2008 in the Cayman Islands with limited liabilities. The address of its registered office is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

The accompanying consolidated financial statements include the financial statements of the Company and the following companies (collectively, the “Group”), all of which are companies with limited liabilities:

		Issued and	Attributable
	Place and Date of	Paid Up	Interests to the
Name	Incorporation	Capital	Group	Principal Activities

Jiangxi Nobao Electro Co., Ltd. (“Jiangxi Nobao”)	The People’s Republic of China (the “PRC”), April 5, 2005	US$ 15,000,000	100%	Manufacturing (mainly, assembly) and sales of GSHP systems
Eastern Well Holdings Limited (“Eastern Well”)	Hong Kong, January 24, 2007	US$14,594	100%	Investment holding
Shanghai Nobo Commerce and Trade Co., Ltd. (“Shanghai Nobo”, formerly known as Shanghai Nobo Energy Technology Co., Ltd.)	The PRC, November 11, 2007	RMB 10,000,000	100%	Sales of GSHP systems and provision of related services
Nuoxin Energy Technology (Shanghai) Co., Ltd. (“Shanghai Nuoxin”)	The PRC, November 28, 2008	US$ 29,800,000	100%	Sales of GSHP systems and provision of related services
Nobao Energy (Nantong) Co., Ltd. (“Nantong Nobao”)	The PRC, December 22, 2010	Nil	100%	Sales of GSHP systems and provision of related services

The Group is primarily engaged in the manufacture and sales of ground source heat pump (“GSHP”) systems, and the provision of related post-sales services.

Jiangxi Nobao was incorporated by Bright Praise Holdings Limited (“Bright Praise”), a company incorporated in Hong Kong, on April 5, 2005. Since its inception, the Founder was the sole beneficiary owner of and had control over Bright Praise and Jiangxi Nobao.

Eastern Well was incorporated by the Founder in Hong Kong on January 24, 2007. The Founder had control over Eastern Well and has been the sole beneficial owner of its entire share capital from its inception to Eastern Well’s issuance of series A preferred shares in June 2009 (Note 20(a)).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to a share transfer agreement entered into between Bright Praise and Eastern Well dated March 28, 2008, Bright Praise transferred its 100% shareholdings in Jiangxi Nobao to Eastern Well (“Jiangxi Nobao Acquisition”) at the consideration of RMB13,514,200 (Note 15(a)). As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

Shanghai Nobo was incorporated on November 11, 2007 by the Founder and another nominal shareholder. Since its inception, the Founder was the sole beneficiary owner of and had control over Shanghai Nobo.

Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% shareholdings in Shanghai Nobo from the Founder and the nominal shareholder (“Shanghai Nobo Acquisition”) at the consideration of RMB10,000,000 (Note 15(b)). As a result, Shanghai Nobo became a wholly owned subsidiary of Eastern Well.

Shanghai Nuoxin was incorporated by Eastern Well on November 28, 2008.

Nantong Nobao was incorporated by Eastern Well on December 22, 2010. Eastern Well had not injected any capital into Nantong Nobao as at December 31, 2010.

The Founder had control over the financial and operating policies of Eastern Well, Jiangxi Nobao and Shanghai Nobo since their respective inception dates to the date of the respective acquisitions in March 2008 and until Eastern Well’s issuance of series A preferred shares in June 2009 (Note 20(a)). As the Founder exercised unilateral control over Jiangxi Nobao, Shanghai Nobo and Eastern Well both before and after the respective acquisition dates, Jiangxi Nobao Acquisition and Shanghai Nobo Acquisition are accounted for as business combinations under common control, under a method similar to the merger accounting where all assets and liabilities were recorded at predecessor carrying amounts. The consolidated financial statements of the Group include the financial statements of Jiangxi Nobao and Shanghai Nobo throughout the years presented or since the date of incorporation of these combining companies, where such entities were incorporated at a later date.

In December 2009, the Group disposed Shanghai Nobo and accounted for the transaction as disposal of assets (Note 27(a)).

In June 2009, Eastern Well issued certain series A preferred shares to the Series A Preferred Shareholder (Note 20(a)). In December 2009, the Founder entered into a Purchase and Sale Agreement with Wide Safety International Limited (“Wide Safety”), under which the Founder sold his 7,296,760 ordinary shares in Eastern Well to Wide Safety for an aggregate consideration of US$6 million.

In January 2010, pursuant to a “Share Exchange Agreement” entered into among the Founder, Wide Safety, the Series A Preferred Shareholder (defined in Note 20(a)), Eastern Well and the Company, the Company completed a share exchange with Eastern Well whereby all the shareholders of Eastern Well exchanged all the shares they owned in Eastern Well (including 145,935,200 ordinary shares and 73,597,200 series A preferred shares) with the 145,935,200 ordinary and 73,597,200 series A preferred shares of the Company in a one-for-one share exchange for all shares of equivalent classes that these shareholders held in Eastern Well prior to the share exchange. As a result of the Share Exchange Agreement, Eastern Well became a wholly owned subsidiary of the Company, the Company became the ultimate holding company of all other Group entities, and the shareholders of Eastern Well became the shareholders of the Company. As all the then shareholders of Eastern Well together entered into the Share Exchange Agreement, and maintained the same respective shareholding and shareholders’ rights in the Company as they held in Eastern Well immediately before the exchange, the exchange has been accounted for as a legal reorganization of entities under common control in a manner similar to the merger accounting. Accordingly, the accompanying consolidated financial statements have been prepared as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the years presented. All significant intra-group transactions and balances have been eliminated on consolidation.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2010, the Founder transferred 2,743,820 ordinary shares he owned in the Company to the Series A Preferred Shareholder for an aggregate consideration of US$1 (Note 20(b)). In the same month, the Founder transferred the remaining 135,894,620 ordinary shares he owned in the Company to Tai Feng Investments Limited (“Tai Feng”), a company incorporated by the Founder in the British Virgin Islands in February 2010 and wholly owned by the Founder. As a result, the Founder’s 135,894,620 ordinary shares in Company are indirectly held via Tai Feng.

In July 2010, the Company entered into a Share Subscription Agreement with ACE Excel Limited and ACE Caption Holdings Limited (collectively, “ACE”), pursuant to which the Company issued 5,538,376 ordinary shares to ACE at a price of US$2.1667 per share, with an aggregate consideration of US$12 million (Note 14(b)).

In September 2010, Tai Feng and Wide Safety entered into a Purchase and Sale Agreement, pursuant to which Tai Feng transferred 3,600,000 ordinary shares it owned in the Company to Wide Safety at a price of US$2.1667 per share, with an aggregate consideration of approximately US$7.8 million. In October 2010, Tai Feng entered into another Purchase and Sale Agreement with Golden Land (Asia) Limited (“Golden Land”), pursuant to which Tai Feng transferred 1,846,125 ordinary shares it owned in the Company to Golden Land at a price of US$2.1667 per share, with an aggregate consideration of US$4 million.

As a result of above equity transactions, as well as the transactions discussed in Note 20 (in connection with preferred shares, warrants and options), the Company’s shareholders and their receptive shareholdings in the Company as at December 31, 2010, on an as-converted basis, are as follows: Tai Feng 53.6%, the Series A Preferred Shareholder 31.3%, the Series A-1 Preferred Shareholder 7.6%, Wide Safety 4.5%, ACE 2.3% and Golden Land 0.7%.

These consolidated financial statements have been approved for issue by the Board of Directors on March 7, 2011.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These polices have been consistently applied to all the years presented, unless otherwise stated.

2.1  Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1  Going concern

For the year ended December 31, 2010, net cash used by the Group in operating activities amounted to approximately RMB87.6 million (2009: RMB106.4 million); it raised funding with a total amount of US$52.0 million (RMB346.7 million) (2009: US$30 million, or RMB204.2 million) via the issuance of certain ordinary shares (Note 1), series A-1 senior preferred shares and options and the exercise of an option by the Series A-1 Preferred Shareholder (Note 20). The Group management considers the Group is capable of raising adequate funds from various sources, including but not limited to investors and financial institutions, to finance the

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group’s operations and to enable the Group to meet its liabilities as and when they fall due in the coming twelve months and to be able to carry on its business without a significant curtailment of operations for the foreseeable future. Accordingly, the management believe the Group will continue as a going concern and have accordingly prepared the consolidated financial statements on a going concern basis.

2.1.2  Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amended standard does not have any impact on the Group’s classification of its financial instruments.

•	IAS 17 (amendment), ‘Leases’, deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. The amended standard does not have any impact on the Group’s classification of land use rights.

•	IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’, effective from January 1, 2010. In addition to incorporating IFRIC 8, ‘Scope of IFRS/HKFRS 2’ and IFRIC 11, ‘IFRS 2 — Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The amended standard does not have any impact on the Group’s accounting in connection with its share option plan adopted in 2010.

(b)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2010 but not currently relevant to the Group (although they may affect the accounting for future transactions and events)

•	IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

•	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective on or after July 1, 2009).

•	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after July 1, 2009.

•	IFRIC 9, ‘Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement’, effective July 1, 2009.

•	IFRIC 16, Hedges of a net investment in a foreign operation’ effective July 1, 2009.

•	IAS 36 (amendment), ‘Impairment of assets’, effective January 1, 2010.

•	IFRS 5 (amendment), ‘Non-current assets held for sale and discontinued operations’.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	New standards and amendments have been issued but are not effective for the financial year beginning January 1, 2010 and have not been early adopted

•	IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. The Group will apply the revised standard from January 1, 2013.

•	IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.

The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group will apply the revised standard from January 1, 2011.

•	‘Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group will apply the amended standard from January 1, 2011.

The Group is analyzing the potential impact on the Group’s consolidated financial statements from these new and amended standards.

2.2  Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies merger accounting to account for the business combination (including acquisition of subsidiaries) under common control, where all assets and liabilities are recorded at predecessor carrying amounts, as if the combining entities have been consolidated from the date when they first came under the control of the controlling party, where difference between consideration payable and the net assets value are taken to the merger reserve.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

2.3  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The board of directors reviews the operation results and financial position of the Group as a single segment. Therefore, no segment information is presented in these consolidated financial statements.

For the years presented, substantially all the Group’s revenue is derived from customers in the PRC and its non-currents assets other than deferred income tax assets are located at or derived from the PRC.

2.4  Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in RMB, which is the functional currency of the Company and all other group entities and the presentation currency of the Group.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year -end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income within ‘finance costs, net’.

Translation difference on non-monetary financial assets and liabilities such as financial liabilities at fair value through profit or loss are recognized in the consolidated statements of comprehensive income as part of the fair value gain or loss.

2.5  Property, plant and equipment

Property plant and equipment, comprising buildings, vehicles, furniture, fittings and equipment and are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the consolidated statements of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the costs to the residual values over the estimated useful lives, as follows:

– Buildings	10-20 years
– Vehicles	10 years
– Furniture, fittings and equipment	5-10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.7).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other (loss) gains — net’, in the consolidated statements of comprehensive income.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.6  Land use rights

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land and the premiums paid for such right are treated as prepayment for operating lease and are expensed over the lease term using the straight-line method.

2.7  Impairment of non-financial assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8  Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other indirect costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.9  Trade and other receivables

Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of comprehensive income. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the consolidated statements of comprehensive income.

2.10  Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held at call with banks.

2.11  Share capital

Ordinary shares are classified as equity.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.12  Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.13  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.14  Convertible bond

Convertible bond which entitles the holder a put option (i.e., an option to require the Group to redeem in cash) and an option to convert into a variable equity instruments, other than into a fixed number of equity instruments at a fixed conversion price, are regarded as compound instruments consisting of a liability and a derivative component. The convertible bond including the embedded derivative as a whole is designated as a financial liability at fair value through profit or loss. The entire convertible bond is initially and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income in the year in which they arise.

Issue costs that are directly attributable to the issue of the convertible bond designated as financial liabilities at fair value through profit or loss are recognized immediately in consolidated statements of comprehensive income.

2.15  Redeemable convertible preferred shares, warrants and options

Redeemable convertible preferred shares which entitle the holder (i) to convert into a variable number of equity instruments, or to convert into a fixed number of equity instrument in exchange of variable amount of cash and (ii) to participate in dividends appropriation in preference to holders of ordinary shares, subject to the discretion of the directors of the Company, are regarded as compound instruments that consist of a liability component, an embedded derivative and an equity component. The Group designates the redeemable convertible preferred shares as financial liabilities at fair value through profit or loss. The entire redeemable convertible preferred shares are initially and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income in the year in which they arise.

The warrants and options issued by the Company to its preferred shareholders are derivative financial instruments as (i) their value would change in response to the changes in the underlying preferred shares and ordinary shares and (ii) they would be settled at a later date. The warrants are options are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income.

Issue costs that are directly attributable to the issue of the redeemable convertible preferred shares, designated as financial liabilities at fair value through profit or loss, warrants and options are recognized immediately in consolidated statements of comprehensive income.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The series A-1 senior preferred shares and options are recorded at their aggregate fair value of RMB238.8 million upon initial recognition on the date of issuance, which was in excess of the consideration received by the Company amounting to RMB83.3 million, with an excess of RMB155.4 million. In accordance with IFRS 2, such excess has to be accounted for based on the nature of the substance of the transaction. As there were no identifiable goods and services received by the Company in this transaction other than capital funding, the excess was recognized immediately as finance costs (Note 20(d)(iii), 25) in the consolidated statement of comprehensive income since the series A-1 senior preferred shares and options are designated as fair value through profit and loss financial instruments.

2.16  Current and deferred income tax

The tax expense for the year comprises current and deferred tax.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the respective Group entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.17  Employee benefits

(a)	Pension obligations

The Group entities in the PRC participate in defined contribution retirement benefit plans organized by relevant government authorities for its employees in the PRC and contribute to these plans based on certain percentage of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans.

The Group has no further obligation for post-retirement benefits beyond the contributions made. The contributions to these plans are recognized as employee benefit expenses when incurred.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Share options

The Group operates an equity-settled, share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes the impact of any market performance conditions and non-vesting conditions, but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

2.18  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.19  Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown after eliminating sales between the Group entities.

The Group recognizes revenue when it is probable (i.e. more likely than not) that future economic benefits will flow to the entity, the amount of revenue can be reliably measured and specific criteria have been met for each of the Group’s activities as described below.

The Group enters into three types of arrangements with its customers:

(a) Outright sales contracts under which the Group provides to its customers the design, sales and installation of the GSHP systems for fixed fees and the customers assume ownership of the systems upon the completion of installation of the GSHP systems;

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Energy solution contracts under which the Group designs, manufactures and installs the GSHP systems at the customers’ location and then maintains the systems during stated contractual periods which generally range from 10 to 25 years. For certain contracts, the Group is subject to penalties if the GSHP systems fail to provide contractually specified levels of heating, cooling and/or hot water. Each contract is specific to the customers’ needs. GSHP system design and installation are customized for the particular customers needs and expected usage. Under energy solution contracts, the Group generally does not require customer to make an upfront payment; the customers pay periodic fees to the Group, typically on a monthly basis, (“monthly fee”), over the stated contractual term, commencing from either the date the customer begins using the GSHP system or a specified commencement date stated in the contracts. The monthly fees are net of the electricity costs incurred by the customer that the Group has agreed are deductible from the gross energy solution contract fees. The electricity costs deducted depend, in part, on the amount of electricity used and the unit price of electricity. On a periodic basis, the Group evaluates the electricity costs which are expected to be deducted by customers and actual historical experience and, as necessary, records an adjustment (Note 4(b)). Contingent payments for system usage, over and above the specified minimum payments, are not recognized until actual usage exceeds the minimum system usage. Title to the GSHP systems transfers to the customers at the end of the contract term for zero or nominal amounts. The Company assesses a customer’s credit worthiness, business plan, expected usage of the GSHP systems and other factors to evaluate collectability of contractual fees, the probability that economic benefits will flow to the Group and the reliability of revenue estimates; and

(c) Sale of equipment.

The Group accounts for revenue transactions as follows:

(a)	Outright sales contracts (also referred to as engineering, procurement and construction, “EPC”)

The design and sale of the GSHP systems and installation are considered as one unit of accounting under IAS 18, paragraph 13, as the design and installation are (i) customised to the specific needs of each customer, (ii) affect the components and configuration of the system to be provided, and (iii) essential to the functionalities and customer’s expected use of the systems.

The fee for EPC contracts is recognized as revenue by reference to the percentage of completion which is measured by reference to the costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract as prescribed by IAS 11, paragraph 22.

(b)	Energy solution contracts (also referred to as energy management contracts, “EMC”)

All of the EMC are subject to lease accounting pursuant to IFRIC 4 (and therefore IAS 17) given they are contracts under which the customers receive the right to use GSHP systems for a monthly fee and the fulfilment of the contract is dependent on the use of a specific asset. In determining how lease accounting should be applied to the EMC, the net consideration expected to be received under the contract is allocated at the inception of the contract into the elements which are considered lease and the non-lease elements in accordance with IFRIC 4. The lease element consists of the design, manufacture, installation and provision (i.e., the customer’s right to use the GSHP systems) of the GSHP systems and the non-lease element which is the maintenance of the GSHP systems. The design, manufacture, installation and the provision of GSHP systems are inseparable and considered as one unit of accounting given that the design, manufacture and installation services are (i) customised to the specific needs of the customer, (ii) affect the components and configuration of the system to be provided, and (iii) are essential to the functionalities and customer’s expected use of the systems. Revenue recognition criteria are then applied to each element to reflect the substance of the arrangements.

Following the guidance under IFRIC 4, paragraph 14, the estimated net contract payments less the estimated fair value of the maintenance deliverable represents payment for the design, manufacture, installation and provision

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the GSHP systems. The net contract payments is calculated based on the fixed monthly fee in the case of a fixed fee contract or a variable monthly fee based on usage in the case of a variable fee contract (with minimum usage requirement per annum), less electricity costs expected to be incurred by the GSHP systems (Note 4(b)) and which when the customer is entitled to deduct from the monthly fee payments. In case of a variable monthly fee contract, the variable fee is calculated based on the minimum usage requirements as specified in each contract. The fair value of maintenance is estimated based on a combination of the Group’s experience and industry data.

Design, manufacture, installation and provision of GSHP systems

IAS 17 is applied to the design, manufacture, installation and provision of GSHP systems as one element for the reasons stated above. The Group, as a lessor in finance lease that transfers substantially all the risks and rewards incidental to ownership of the GSHP systems to its customers (Note 2.21(b)), will recognize revenue using the percentage-of-completion method over the design, manufacture and installation period. The percentage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs as prescribed by IAS 11, paragraph 22. Such revenue recognized is based on the lower of the fair value of the GSHP systems installed and the present value of the payments for design, manufacture, installation and provision of the GSHP systems installed, net of electricity costs expected to be incurred by the GSHP systems and which the customer is entitled to deduct from the monthly fees payments (Note 4(b)). Subsequent to the commencement of the lease, interest income reflecting a constant periodic rate of return on the balance of the finance lease for the GSHP systems will be recognized over the remaining contract period. Interest income due from customers is included within “finance lease receivables”. Contingent payments, over and above the specified minimum payments, are not recognized until actual usage exceeds the minimum usage level pursuant to IAS 17.

When it is probable that economic benefit will flow to the Group but the amount of revenue cannot be estimated reliably, revenue associated with that EMC is recognized only to the extent of costs for design, manufacture, installation and provision of GSHP systems incurred that are expected to be recoverable and costs are recognized as incurred, pursuant to IAS 11, paragraph 32. When the uncertainties that prevented the EMC revenue from being estimated reliably no longer exist, revenue and costs associated with the EMC are recognized in accordance with the percentage of completion method described in the preceding paragraph.

If substantially all the risks and rewards incidental to ownership of the GSHP systems are not transferred to the customers, the Group classifies these EMC contracts as operating leases. Lease income, excluding contingent rental payments, will then be recognized on a straight-line basis over the contract term. Contingent rental payments are recognized as revenue in the period, in which actual usage exceeds the minimum usage level.

Maintenance

Maintenance revenue is recognized on a straight-line basis in accordance with IAS 18 given maintenance service is provided to the customers ratably during the contractual periods.

(c)	Sales of equipment

Revenue from the sale of equipment (non-customized) is recognized when the Group has delivered the equipment and the significant risks and rewards of ownership of the equipment have been transferred to the customers (Note 21 and 30).

For both EPC and EMC, the Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Progress billings not yet paid by customers and retention are included as “amounts due from customers for contract work” within “trade and other receivables”. The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incurred plus recognized profits (less recognized losses), which is included as “amounts due to customers for contract work” within “trade and other payables”. When the installation deliverable of EMC is completed, the amounts due from customers for contract work are reclassified as “finance lease receivables”. Any changes to the original estimates of revenues are reflected in the consolidated statements of comprehensive income in the period in which the circumstances that give rise to the revision become known by management (Note 4(b)). When the total estimated contract cost exceeds total contract revenue, the expected loss is recognized as an expense immediately.

2.20  Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

2.21  Leases

(a)	Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of comprehensive income on a straight-line basis over the period of the lease.

(b)	Finance leases (as the lessor)

The Group leases certain GSHP systems under EMC (Note 2.19(b)) to customers (the lessee), where a significant portion of the risks and rewards of ownership are transferred to customers given the ownership of the systems either transfers to the customers at the end of the contract periods or the customers have the option to purchase the system at a nominal value; and the lease term is for the major part of the economic life of the systems. The Group, as a lessor, accounts for these leases as finance leases. As stated in Note 2.19(b) above, the maintenance of GSHP systems is considered as a separate non lease element in the EMC. The present value of the lease payments, excluding the amount allocated to the maintenance component, is recognized as a receivable and the difference between the gross receivable and the present value of the receivable is recognized as unearned interest income. Interest income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

For the years ended December 31, 2008, 2009 and 2010, there were no EMCs accounted for as operating lease where the Group is the lessor.

2.22  Research and development expenses

Research and development expenditure comprises all expenditure that is directly attributable to research or development activities. Research expenditures are recognized as expense as incurred. Development expenditures are capitalized as intangible asset only when certain criteria are fulfilled; other development expenditures that do not meet these criteria are recognized as expenses. The Group recognized all research and development expenditures incurred as expenses for the years presented.

2.23  Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to income are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Government grants relating to assets are presented in the balance sheet by deducting the grant in arriving at the carrying amount of the related asset and are credited to the income statement on a straight-line basis over the expected lives of the related asset.

3.	Financial risk management

3.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group mainly operates in mainland China with most of the revenue and expenditures transactions denominated and settled in RMB, where its foreign exchange risk is limited.

The Group’s exposure to foreign exchange risk is mainly on its purchase transactions (i.e., import of equipment and parts) denominated in Euros, and financing activities (i.e., issuance of convertible bond, certain borrowings, warrants and preferred shares) denominated in United States Dollar (“US$”). Given the general expectations about the strengthening of RMB, the Group has not purchased forward contracts to hedge the exposure to foreign exchange risk.

At December 31, 2008, 2009 and 2010, if US$ had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s profit before tax for the year ended December 31, 2008 would have been increased/decreased by RMB1,709,000, loss before income tax for the year ended December 31, 2009 would have been decreased/increased by RMB22,897,000, and loss before income tax for the year ended December 31, 2010 would have been decreased/increased by RMB56,466,000, respectively, mainly as a result of foreign exchange gains/losses on translation of US$ denominated cash and cash equivalents, borrowings, and fair value charge on US$ denominated financial liabilities at fair value through profit or loss (i.e., options and redeemable convertible preferred shares).

At December 31, 2008, 2009 and 2010, if Euro had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s profit before tax for the year ended December 31, 2008 would have been increased/decreased by RMB174,000, loss before income tax for the year ended December 31, 2009 would have been decreased/increased by RMB275,000, and loss before income tax for the year ended December 31, 2010 would have been decreased/increased by RMB97,000 respectively, mainly as a result of foreign exchange gains/losses on translation of Euro denominated trade payables.

(ii)	Cash flow and fair value interest rate risk

The Group’s primary interest rate risk arises from long-term trade receivables and certain borrowings, which bear fixed rates and expose the Group to the fair value interest rate risk. The Group’s certain borrowings bear variable rates, which expose the Group to cash flow interest rate risk and is partially offset by cash held at variable rates. The Group has not used any derivative to hedge its exposure to interest rate risks.

At December 31, 2008, 2009 and 2010, if average interest rate on the Group’s long-term trade receivables and certain borrowings, which bear fixed rates, had been 50 basis point higher/lower, (a) profit before tax for the year ended December 31, 2008 would have been decreased/increased by RMB741,000/RMB412,000 and, (b)loss before tax for the year ended December 31, 2009 would have been increased/decreased by approximately RMB394,000/

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RMB416,000, and (c) loss before tax for the year ended December 31, 2010 would have been increased/decreased by approximately RMB425,000 /RMB142,000 , respectively.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, trade and other receivables, and finance lease receivables. The carrying amounts or the undiscounted nominal amount, where applicable, of each class of above financial assets represent the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

To manage the risk with respect to cash and cash equivalents, bank deposits are placed with highly reputable financial institutions.

The Group performs credit assessment on customers before making credit sales to customers and credit risks in connection with trade receivables and finance lease receivables are monitored on an on-going basis. See Note 8, 9 and 10 for more details.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and availability of funding. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by maintaining adequate amount of cash and cash equivalents.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet dates to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1 and	Between 2 and
	Year	2 Years	5 Years	Over 5 Years

At December 31, 2008
Trade and other payables	34,559,473	36,200	109,520	189,296
Borrowings	38,298,155	—	—	—

	72,857,628	36,200	109,520	189,296

At December 31, 2009
Trade and other payables	42,203,416	424,353	1,321,252	6,265,390
Borrowings	5,000,000	—	—	—

	47,203,416	424,353	1,321,252	6,265,390

At December 31, 2010
Trade and other payables	103,854,675	1,593,043	15,379,964	9,510,058
Borrowings	5,226,800	—	—	—

	109,081,475	1,593,043	15,379,964	9,510,058

The Group’s redeemable convertible preferred shares are analyzed in Note 20.

3.2  Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, while at the same time to reduce the cost of capital.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to maintain or adjust the capital structure, the Group may issue new ordinary or preferred shares, convertible bonds or finance from other sources.

3.3  Fair value estimation

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheets at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Group’s convertible bond, warrants, options and redeemable convertible preferred shares are measured at fair value, which is categorized using the fair value hierarchy level 3. The determination of fair value of convertible bond, warrants, and redeemable convertible preferred shares involves the use of discounted cash flow analysis, which includes significant inputs that is not based on observable market data. Also see Note 4(d) on the fair value measurement.

There are no financial instruments measured at fair value transferred in or out of level 3 for the years presented.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that management believes have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of receivables

The Group’s management determines the provision for impairment of trade and other receivables, and finance lease receivable based on an assessment of the recoverability of the receivables. This assessment is based on the credit history of its customers and other debtors and the current market condition, and requires the use of judgements and estimates. Management reassesses the provisions at each balance sheet date.

(b)	Revenue recognition under EMC

As disclosed in Note 2.19(b), the Group uses the percentage-of-completion method and the finance lease model in accounting for the design, manufacture, installation and provision of the GSHP systems under EMC. Contract revenue is the fair value of the GSHP systems installed, or, if lower, the present value of the net payments allocated to design, manufacture, installation and provision of equipment of the GSHP systems. The estimated net contract payments less the fair value of the maintenance deliverables represents the payments for design, manufacture, installation and provision of the GSHP systems. The estimated net contract payments is the gross contract payments less estimated electricity costs expected to be incurred during the EMC contract period by the GSHP systems and which the customer is entitled to deduct from the monthly fee payments.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue for an EMC is only recognized when it is probable (i.e. more likely than not) that future economic benefit under the contract will flow the Group. Group management determines if the transfer of economic benefit is probable based on an assessment of the specific facts and circumstances, including contract terms, the customer’s business plans and creditworthiness. It is possible that assessment may change over time. If it is probable that future economic benefits under the contracts will flow to the Group but the amount of revenue cannot be estimated reliably, revenue is only recognized to the extent that costs are incurred and considered to be recoverable. If the amount of revenue can be estimated reliably, revenue, including an element of profit, is recognized. Items that can significantly affect the amount of revenue recognized and/or the timing for revenue recognition are as follows:

(i)	Electricity costs

For some EMCs, the customer is allowed to deduct all or a substantial part of the cost of electricity used by the GSHP systems. At the inception of the EMC, the Group estimates the amount the customer will be allowed to deduct. The estimated amount is based on a number of factors, including, management’s experience, operating history of the Group’s EMC that have been in operation for a period of time, expected price increase in the cost of electricity, and GSHP usage to provide the required level of heating, cooling and hot water. Actual electricity costs deducted from the monthly fees will likely differ from that estimated. Were the electricity costs to increase/decrease by 10% for the entire contract period based on management estimates, with all other variables held constant, the amount of revenue recognized for the years ended December 31, 2008, 2009 and 2010 would have decreased by approximately RMB2,880,000, RMB6, 067,000 and RMB10,707,000 or increased by approximately RMB1,474,000, RMB4,177,000 and RMB11,568,000, respectively.

The Group monitors electricity costs incurred by its GSHP systems under the EMC on an on-going basis. For each EMC with operation history of 12 months or more, the Group compares the electricity costs incurred by the GSHP systems and deducted from the monthly fee payments to that originally estimated and records the difference in the revenue (design, manufacture, installation and provision of GSHP systems and related interest income from finance lease, Note 21) in the current period. Considering the climatic cycle and seasonal fluctuation among different months within a year, the management considers 12 months to be the minimum period which is necessary for each EMC to operate, before such an assessment can be made. In addition, if actual electricity costs during the past (12 or more) months differ from the original estimates by 10% or more, management will assess the need to revise future estimates of electricity costs which the relevant GSHP systems are expected to incur in the remaining EMC operation period. The effects from such change in estimated future electricity costs are recognized in the revenue (design, manufacturing, installation and provision of GSHP systems and related interest income from finance lease, Note 21) during the period in which the change is made.

(ii)	Discount rate

Management assesses customers’ credit worthiness and estimates incremental borrowing rates as discount rates, in the determination of present value of payments for design, manufacture, installation and financing of the GSHP systems. For the years ended December 31, 2008, 2009 and 2010, the discount rates ranged from 4.86% to 8.13%, 4.86% to 8.13%, and 4.86% to 8.49%, respectively. Had the discount rates been 50 basis points higher/lower, with all other variables held constant, the amount of revenue recognized for the years then ended would have been decreased by approximately RMB855, 000, RMB3, 716,000 and RMB8,447,000 or increased by approximately RMB494, 000, RMB3,448,000 and RMB8,670,000, respectively.

(iii)	Estimated outcome of an EMC

When all of following conditions are satisfied, management can reliably estimate the outcome of an EMC:

•	total contract revenue can be measured reliably based on the terms of the EMC;

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	it is probable that the economic benefits associated with the EMC will flow to the Group based on its credit assessment of the customer;

•	both the contract costs to complete the contract and the stage of completion at the end of the reporting period can be measured reliably based on its historical experience; and

•	the contract costs attributable to the EMC can be clearly identified and measured reliably and the actual contract costs incurred can be compared with prior estimates.

During the design, manufacturing and installation of GSHP systems, management regularly monitor whether above criteria are met and change its estimates and judgements where necessary.

(iv)	Commencement of payment by customers

Under certain EMCs, customers start paying monthly fees to the Group when the customers start using the GSHP systems. Management estimates the start using date in such contracts considering the expected date of completion of the design, manufacturing and installation of GSHP systems and expected date at which the customer will start using the system. If there is significant delay in the customer’s commencement of usage, management will re-assess whether it is necessary to make any adjustment to the revenue and whether the outcome of an EMC can still be reliably estimated under (iii) above.

(v)	Service lives of the GSHP systems

Management believes that the GSHP systems are capable of providing the required quality of service during the entire EMC contract period, which generally ranges between 10 to 25 years, based on the industry information for similar systems, management’s experience and the operating history of the Group’s EMC. Further, the maintenance costs expected to be incurred are estimated based on the nature of the underlying systems, industry data and management experience. Over the term of the contract, actual costs incurred will be assessed and adjustments, as necessary, will be recorded.

(c) Revenue recognition under EPC

As disclosed in Note 2.19(b), the Group uses the percentage-of-completion method to account for its revenue under EPC. The percentage-of-completion for each EPC that is uncompleted at the end of each period is a significant estimate for EPC revenue recognition purpose.

(d)	Current tax and deferred tax

The Group is subject to income taxes in a few jurisdictions. Judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the periods in which such determination are made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized as management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation in the periods in which such estimate is changed.

(e)	Fair value of financial liabilities at fair value through profit or loss

As disclosed in Notes 3.3 and 20, the fair value of the redeemable convertible preferred shares, warrants and options at the dates of issue, de-recognition and/or balance sheet dates were determined based on retrospective valuations performed by an independent valuer, using valuation techniques. The Group uses its judgements to select

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. The Group has used discounted cash flow to determine the business value of the Group, followed by option pricing models to determine the fair value of redeemable convertible preferred shares, warrants and options.

Were the discount rate used in the discounted cash flow analysis to differ by 5% higher/lower based on management estimates, the carrying value of redeemable convertible preferred shares at December 31, 2009 would be approximately RMB48,483,000 lower or RMB56,092,000 higher, and the carrying value of redeemable convertible preferred shares and options at December 31, 2010 would be approximately RMB356,412,000 lower or RMB426,777,000 higher, respectively.

(f)	Share-based compensation expenses

As mentioned in Note 2.17(b), the Group granted share options to its employees. The management adopted Black-Scholes valuation model to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement on parameters, such as fair value of the Company’s ordinary shares, risk free interest rate, dividend yield and expected volatility, is required to be made by the management in applying the model (Note 16).

The fair value of options granted during the year ended December 31, 2010 determined using the Black-Scholes model amounted to approximately RMB82.7 million.

5.	Land use rights

	Year Ended December 31
	2008	2009	2010

At beginning of year
Cost	4,800,000	4,800,000	5,880,000
Accumulated amortization	(232,000)	(328,000)	(486,400)

Net book amount	4,568,000	4,472,000	5,393,600

Opening net book amount	4,568,000	4,472,000	5,393,600
Additions	—	1,080,000	477,600
Amortization (Note 23)	(96,000)	(158,400)	(129,139)

Closing net book amount	4,472,000	5,393,600	5,742,061

At end of year
Cost	4,800,000	5,880,000	6,357,600
Accumulated amortization	(328,000)	(486,400)	(615,539)

Net book amount	4,472,000	5,393,600	5,742,061

The Group’s land use rights represent prepaid operating lease payments.

For the year ended December 31, 2008, all amortization expenses of RMB96,000 were charged to the administrative expenses in the consolidated statements of comprehensive income. For the years ended December 31, 2009 and 2010, amortization expenses of RMB134, 400 and RMB22,621 were charged to administrative expenses, and RMB24,000 and RMB106,478 to the cost of inventories manufactured and/or cost of sales.

At December 31, 2008, 2009 and 2010, the Group’s land use rights with a net book value of approximately RMB4,472,000, RMB4,376,000 and RMB4,748,000, respectively, were pledged as collateral for the Group’s borrowings from government (Note 18).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Property, plant and equipment

			Furniture,
			Fittings and	Construction
	Buildings	Vehicles	Equipment	in Progress	Total

At January 1, 2008
Cost	1,200,000	—	96,696	7,700	1,304,396
Accumulated depreciation	(126,000)	—	(7,026)	—	(133,026)

Net book amount	1,074,000	—	89,670	7,700	1,171,370

Year ended December 31, 2008
Opening net book amount	1,074,000	—	89,670	7,700	1,171,370
Additions	465,914	176,734	150,064	1,039,278	1,831,990
Depreciation charge (Note 23)	(74,911)	—	(27,507)	—	(102,418)

Closing net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942

At December 31, 2008
Cost	1,665,914	176,734	246,760	1,046,978	3,136,386
Accumulated depreciation	(200,911)	—	(34,533)	—	(235,444)

Net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942

Year ended December 31, 2009
Opening net book amount	1,465,003	176,734	212,227	1,046,978	2,900,942
Additions	2,209,207	387,334	1,293,520	8,974,401	12,864,462
Transfers	780,976	—	—	(780,976)	—
Decrease due to disposal of Shanghai Nobo (Note 27)	—	(253,001)	(7,498)	—	(260,499)
Depreciation charge (Note 23)	(167,412)	(43,877)	(87,255)	—	(298,544)

Closing net book amount	4,287,774	267,190	1,410,994	9,240,403	15,206,361

At December 31, 2009
Cost	4,656,097	285,538	1,531,848	9,240,403	15,713,886
Accumulated depreciation	(368,323)	(18,348)	(120,854)	—	(507,525)

Net book amount	4,287,774	267,190	1,410,994	9,240,403	15,206,361

Year ended December 31, 2010
Opening net book amount	4,287,774	267,190	1,410,994	9,240,403	15,206,361
Additions	—	1,228,360	158,369	12,561,900	13,948,629
Transfers	192,733	—	—	(192,733)	—
Depreciation charge (Note 23)	(268,227)	(89,164)	(241,576)	—	(598,967)

Closing net book amount	4,212,280	1,406,386	1,327,787	21,609,570	28,556,023

At December 31, 2010
Cost	4,848,830	1,513,898	1,690,217	21,609,570	29,662,515
Accumulated depreciation	(636,550)	(107,512)	(362,430)	—	(1,106,492)

Net book amount	4,212,280	1,406,386	1,327,787	21,609,570	28,556,023

For the years ended December 31, 2008, 2009 and 2010, depreciation expenses of nil, RMB13,500 and RMB314,500 were charged to the cost of inventories manufactured and/or cost of sales, RMB102,418, RMB285,044 and RMB271,395 to administrative expenses, and nil, nil, and RMB13,072 to sales and marketing expenses, respectively.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008, the Group’s buildings with a net book value of approximately RMB1,020,000 (2009 and 2010: nil), were pledged as collateral for the Group’s borrowings from government (Note 18).

For the years ended December 31, 2008, 2009 and 2010, interest expenses of RMB44,046, RMB323,576 and RMB342,770, respectively, were capitalized in property, plant and equipment, with capitalisation rates of 7.61% , 6.13% and 1.94%, respectively.

7.	Financial instruments by category

	December 31,	December 31,	December 31,
	2008	2009	2010

Financial assets — loans and receivables:
Trade and other receivables, current portion	107,881	26,751,714	33,186,603
Trade and other receivables, non-current portion	29,113,583	10,232,346	336,772,519
Finance lease receivables, current portion	610,602	6,171,725	8,388,885
Finance lease receivables, non-current portion	6,700,325	150,255,991	142,045,110
Cash and cash equivalents	384,458	38,148,172	257,187,966
Short-term time deposit	—	—	19,868,100

Total financial assets	36,916,849	231,559,948	797,449,183

Financial liabilities — liabilities at fair value through profit or loss
Options	—	—	172,410,453
Redeemable convertible preferred shares	—	493,032,652	1,687,979,184

	—	493,032,652	1,860,389,637

Other financial liabilities
Trade and other payables, non-current portion	335,016	8,010,995	26,483,065
Trade and other payables, current portion	34,559,473	42,203,416	103,854,675
Current income tax liabilities	—	1,701,368	4,226,694
Borrowings	38,298,155	5,000,000	5,226,800

	73,192,644	56,915,779	139,791,234

Total financial liabilities	73,192,644	549,948,431	2,000,180,871

Total financial liabilities, net	(36,275,795)	(318,388,483)	(1,202,731,688)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Trade and other receivables and prepayments

(a)  Trade and other receivables

	December 31,	December 31,	December 31,
	2008	2009	2010

Amounts due from customers for contract work	29,113,583	16,858,918	350,057,541
Less: non-current portion	(29,113,583)	(10,232,346)	(336,772,519)

Amounts due from customers for contract work, current portion	—	6,626,572	13,285,622
Accounts due from a related party (Note 30)	—	719,907	—
Amounts receivable on disposal of Shanghai Nobo (Note 27(a))	—	19,000,000	19,000,000
Rental deposit	—	—	420,000
Others	107,881	405,235	481,581

Trade and other receivables, current portion	107,881	26,751,714	33,186,603

The non-current portion of trade and other receivables, mainly the amounts due from customers for contract work, is presented at the present value of the amounts receivable. The carrying amounts of current portion of trade and other receivables approximated their fair values as at the balance sheet dates. The fair value of non-current portion of amounts due from customers for contract work amounted to approximately RMB29,336,000, RMB9,988,000 and RMB333,712,000 respectively, as of December 31, 2008, 2009 and 2010.

The Company’s amounts from customers for contract work relate to the Company’s EMC and EPC (Note 2.19(a) and (b)). Customers’ payment under EMC is discussed in Note 2.19(a). Under EPC, the Company bills its customers in instalments based on project progress and certain milestone events which are stipulated in the contracts, throughout the process the Company designs, sells and installs the GSHP systems; and the Company’s receivables are due upon the billings are issued.

There are no trade and other receivables that are past due as at December 31, 2008 and 2009. As at December 31, 2010, except for amounts receivable on disposal of Shanghai Nobo (Note 27(a)), trade receivables of RMB3,474,374 in connection with the Company’s certain EPCs were past due but not considered impaired. These mainly related to a number of third party customers who have no recent history of default. The Company did not consider these past due trade receivables impaired, based on the customers’ past payment history, current financial condition, business relationship and the status of the EPC projects. The ageing analysis of these past due trade receivables is as follows:

December 31,
2010

Past due within 180 days	3,207,624
Past due 180~360 days	266,750

3,474,374

As at December 31, 2009 and 2010, no trade and other receivables were impaired. There has been no impairment on receivables provided during the years presented.

The maximum exposure to credit risk at the balance sheet dates is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)  Prepayments

	December 31,	December 31,	December 31,
	2008	2009	2010

Prepaid taxes	2,727,184	8,746,462	5,554,545
Prepayment on inventories and outsourced contract work(i)	12,547,213	12,353,549	1,310,055
Prepaid rental to a related party (Note 30)	—	—	162,268

	15,274,397	21,100,011	7,026,868

(i)	Including certain amounts prepaid to a party that used to be related to the Group prior to December 2007 (Note 30).

9.	Finance lease receivables

Under EMC (Note 2.19(b)), the Group leases GSHP systems under non-cancellable finance lease agreements. The lease terms range between 10 and 25 years and legal ownership of the assets lie with the Group within the lease term.

	December 31,	December 31,	December 31,
	2008	2009	2010

Non-current receivables
Finance leases — gross receivables	8,615,287	243,384,676	224,147,708
Unearned finance income	(1,914,962)	(93,128,685)	(82,102,598)

	6,700,325	150,255,991	142,045,110

Current receivables
Finance leases — gross receivables	1,047,530	16,613,281	17,743,820
Unearned finance income	(436,928)	(10,441,556)	(9,354,935)

	610,602	6,171,725	8,388,885

Total finance lease receivables (current and non-current)
Finance leases — gross receivables	9,662,817	259,997,957	241,891,528
Unearned finance income	(2,351,890)	(103,570,241)	(91,457,533)

	7,310,927	156,427,716	150,433,995

Gross receivables from finance leases:
No later than 1 year	1,047,530	16,613,281	17,743,820
Later than 1 year but no later than 5 years	4,263,153	74,468,825	71,274,667
Later than 5 years	4,352,134	168,915,851	152,873,041

	9,662,817	259,997,957	241,891,528
Unearned future finance income on finance leases	(2,351,890)	(103,570,241)	(91,457,533)

Net investment in finance leases	7,310,927	156,427,716	150,433,995

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,	December 31,
	2008	2009	2010

Analysis of net investment in finance leases:
- No later than 1 year	610,602	6,171,725	8,388,885
- Later than 1 year but no later than 5 years	2,914,404	33,657,320	33,824,253
- Later than 5 years	3,785,921	116,598,671	108,220,857

	7,310,927	156,427,716	150,433,995

As discussed in Note 2.19, when installation of EMC is completed, the amounts due from customers for contract work (under trade and other receivables) are reclassified as finance lease receivables. During the years ended December 31, 2008 and 2009, approximately RMB6,018,000 and RMB153,682,000, respectively, were reclassified from amounts due from customers for contract work to finance lease receivables. The amount reclassified from amounts due from customers for contract work to finance lease receivables was nil during the year ended December 31, 2010, due to fact that there was no EMC completed in that year.

The Group estimated that there is no unguaranteed residual value accruing to the benefit of the Group at the end of the respective lease terms. The Group has assessed the recoverability of the finance lease receivables and determined no allowance was required for uncollectible minimum lease payments receivable.

10.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

	December 31,	December 31,	December 31,
	2008	2009	2010

Trade and other receivables
- Amounts due from customers for contract work (counterparties without external credit rating)
Hotels	15,283,893	687,274	1,032,720
Offices	13,829,690	3,399,984	49,481,123
Malls	—	10,359,797	284,238,842
Health facility	—	—	10,350,550
Residential houses	—	2,411,863	1,479,932

	29,113,583	16,858,918	346,583,167

- Amounts due from a related party (counterparty without external credit rating)
Related party with no default in the past	—	719,907	—

Finance lease receivables (counterparties without external credit rating)
Hotels	6,304,105	44,253,906	40,417,219
Offices	—	67,165,804	64,707,298
Malls	1,006,822	45,008,006	45,309,478

	7,310,927	156,427,716	150,433,995

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,	December 31,
	2008	2009	2010

Cash at bank and short-term time deposit
Banks and financial institution with no defaults in the past	376,606	38,143,235	277,056,066

None of the financial assets that are fully performing has been renegotiated in the years presented. The amounts due from a related party have no fixed payment terms.

11.	Inventories and deferred costs

(a)  Inventories

	December 31,	December 31,	December 31,
	2008	2009	2010

Raw materials and parts	164,948	4,017,226	3,937,117
Work in progress	—	2,378,625	1,134,588
Purchased equipment	5,807,062	39,318,924	40,738,625
Manufactured equipment	—	—	2,512,821

	5,972,010	45,714,775	48,323,151

	Year Ended December 31
	2008	2009	2010

Cost of inventories recognized in cost of sales (Note 23)	22,827,318	85,119,122	156,739,945

(b)  Deferred costs

The Group’s deferred costs at December 31, 2008, 2009 and 2010 represent costs incurred and capitalized in connection with certain EMC projects, where the commencement of installation of GSHP equipment is pending.

12.	Cash and cash equivalents and short-term time deposit

(a)  Cash and cash equivalents

	December 31,	December 31,	December 31,
	2008	2009	2010

Cash at bank	376,606	38,143,235	257,180,138
Cash in hand	7,852	4,937	7,828

	384,458	38,148,172	257,187,966

(b)  Short-term time deposit

As at December 31, 2010, short-term time deposit represented time-deposit at a bank, the original maturity of which is no longer than a year.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Deferred income tax

	December 31,	December 31,	December 31,
	2008	2009	2010

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	66,485	746,548	2,158,576
Deferred tax assets to be recovered within 12 months	80,112	35,366	1,084,263

	146,597	781,914	3,242,839

Deferred tax liabilities
Deferred tax liabilities to be settled after more than 12 months	(2,048,051)	(16,286,787)	(52,136,991)
Deferred tax liabilities to be settled within 12 months	(52,044)	(934,124)	(786,956)

	(2,100,095)	(17,220,911)	(52,923,947)

Deferred tax liabilities, net	(1,953,498)	(16,438,997)	(49,681,108)

The gross movement of the deferred income tax assets (liabilities) is as follows:

	Year Ended December 31
	2008	2009	2010

At beginning of year	1,440,339	(1,953,498)	(16,438,997)
Charged to consolidated statements of comprehensive income (Note 26)	(3,393,837)	(14,485,499)	(33,242,111)

At end of year	(1,953,498)	(16,438,997)	(49,681,108)

The movement in deferred income tax assets and liabilities during the years, without taking into consideration of the offsetting of balances within the same jurisdiction, is as follows:

						Deferred Tax
	Deferred tax assets					Liabilities —
	Pre-		Tax Loss			Revenue
	Operating		Carry-			Recognition
	Expenses	Provisions	Forwards	Others	Total	Difference	Net

At January 1, 2008	31,886	1,414,967	14,724	159,700	1,621,277	(180,938)	1,440,339
(Charged) credited to profit or loss	(10,628)	(1,414,967)	78,260	(127,345)	(1,474,680)	(1,919,157)	(3,393,837)

At December 31, 2008	21,258	—	92,984	32,355	146,597	(2,100,095)	(1,953,498)
Credited (charged) to profit or loss	6,291	—	(92,984)	722,010	635,317	(15,120,816)	(14,485,499)

At December 31, 2009	27,549	—	—	754,365	781,914	(17,220,911)	(16,438,997)
(Charged) credited to profit or loss	(17,318)	—	395,539	2,082,704	2,460,925	(35,703,036)	(33,242,111)

At December 31, 2010	10,231	—	395,539	2,837,069	3,242,839	(52,923,947)	(49,681,108)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. At December 31, 2008, 2009 and 2010, the Group did

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not recognize deferred tax assets of RMB153,595, RMB632,421 and 1,537,242, respectively, on tax loss carry-forwards.

The Group did not recognize any deferred income tax liabilities for the withholding tax and other taxes that would be payable on the unremitted earnings of the Group’s subsidiaries in the PRC. Such amounts are permanently reinvested.

	December 31,	December 31,	December 31,
	2008	2009	2010

Deferred income tax liabilities not recognized on withholding tax in connection with the unremitted earnings of the Group’s PRC subsidiaries	69,513	239,005	124,358

Unremitted earnings of the Group’s PRC subsidiaries	695,127	2,390,045	1,243,580

14.	Ordinary shares

Ordinary
Shares

At December 31, 2008 and 2009(a)	99,673
Issuance(b)	3,750

At December 31, 2010	103,423

(a)	Upon incorporation in 2008, the Company issued 500,000 ordinary shares to the Founder at the par value of US$0.1 per share, with a total consideration of US$50,000 (RMB341,605). The authorized number of shares was 500,000.

In January 2010, in order for the Company to prepare for the one-for-one share exchange with Eastern Well, the Company carried out a 1 to 100 share split, as a result of which the Company’s issued ordinary shares became 50,000,000 shares and authorized number of shares 50,000,000, with a par value of US$0.001 each. After the share split, the Company repurchased 40,000,000 ordinary shares from the Founder at par value and the Company’s issued ordinary shares become 10,000,000 shares, which were wholly owned by the Founder. In connection with the share exchange which took place in January 2010, the Company issued additional 3,863,844 ordinary shares to the Founder, 729,676 ordinary shares to Wide Safety (Note 1) and 7,359,720 series A preferred shares to the Series A Preferred Shareholder (Note 20(a)), respectively, in exchange for the same number of ordinary and preferred shares of equivalent class that the Founder, Wide Safety and the Series A Preferred Shareholder owned in Eastern Well, respectively. As a result of the issuance, the share structure of the Company became exactly the same as that of Eastern Well. Immediately after the issuance, the Company completed the one-for-one share exchange with Eastern Well, as a result of which the shareholdings owned by the Founder, Wide Safety and the Series A Preferred Shareholder in Eastern Well was swapped to the Company, Eastern Well became a wholly owned subsidiary of the Company and the Company became the ultimate holding company of all the other group entities (Note 1).

After the share exchange in January 2010, the Company’s issued and outstanding ordinary shares were 14,593,520 shares, with a par value of US$0.001 per share; and its share capital account amounted to US$14,594 (RMB99,673).

In April 2010, pursuant to a Board resolution and a Shareholders’ resolution of the Company, the Company carried out a 1 to 10 share split. As a result of the share split, (i) the Company’s authorized number of shares increased from 50,000,000 (including 40,000,000 ordinary shares and 10,000,000 preferred shares) to 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with the par value changed from US$0.001 per share to US$0.0001 per share; (ii) the Company’s issued and outstanding ordinary

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares changed from 14,593,520 shares, with a par value of US$0.001 each, to 145,935,200 shares, with a par value of US$0.0001 each; and (iii) the Company’s issued and outstanding preferred shares changed from 7,359,720 shares, with a par value of US$0.001 each, to 73,597,200 shares, with a par value of US$0.0001 each.

The ordinary shares are presented as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 and the 1 to 10 share split in April 2010 had been completed throughout the years presented.

(b)	In July 2010, the Company issued 5,538,376 ordinary shares to ACE Excel Limited and ACE Captain Holdings Limited at a price of US$2.1667 per share, with an aggregate price of US$12 million (Note 1). The amount of the consideration US$12 million (RMB80.9 million), in excess of the par value of the 5,538,376 ordinary shares issues RMB3,750 was credited to other reserves (Note 15)).

As a result of above transactions, as well as transactions discussed in Note 1 and 20, as of December 31, 2010, the Company’s authorized number of shares was 500,000,000 (including 345,000,000 ordinary shares, 100,000,000 series A preferred shares and 55,000,000 series A-1 senior preferred shares), with a par value of US$0.0001 each; and its issued and outstanding number of shares was 243,532,119 (including 151,473,576 ordinary shares, 73,597,200 series A preferred shares and 18,461,343 series A-1 senior preferred shares).

15.	Reserves

	Merger Reserve
				The		Share-based
	Jiangxi	Shanghai	Eastern	Company		Payment	Other
	Nobao(a)	Nobo(b)	Well(c)	(Note 14)	Sub-Total	Reserve	Reserves	Total

At January 1, 2008	4,350,155	10,000,000	9,353	(99,673)	14,259,835	—	—	14,259,835
Acquisition of Jiangxi Nobao and Shanghai Nobo under common control	(13,514,200)	(10,000,000)	—	—	(23,514,200)	—	—	(23,514,200)
The Company — issuance of ordinary shares	—	—	—	341,605	341,605	—	—	341,605

At December 31, 2008	(9,164,045)	—	9,353	241,932	(8,912,760)	—	—	(8,912,760)
Eastern Well — change in ordinary shares	—	—	90,816	—	90,816	—	—	90,816
Termination of warrants(d)	—	—	—	—	—	—	89,856,685	89,856,685

At December 31, 2009	(9,164,045)	—	100,169	241,932	(8,821,944)	—	89,856,685	81,034,741
The Company — issuance of ordinary shares (Note 14(b))	—	—	—	—	—	—	80,947,020	80,947,020
Recapitalisation in connection with share exchange (Note 1)	—	—	(100,169)	(241,932)	(342,101)	—	—	(342,101)
Share-based compensation (Note 16)	—	—	—	—	—	45,388,355	—	45,388,355
Appropriation to statutory reserve(e)	—	—	—		—	—	138,176	138,176

At December 31, 2010	(9,164,045)	—	—	—	(9,164,045)	45,388,355	170,941,881	207,166,191

(a)	Jiangxi Nobao merger reserve: balance at January 1, 2008 represented Jiangxi Nobao’s paid-in capital, before it was acquired by Eastern Well. The decrease in 2008 represented the consideration paid by Eastern Well to acquire Jiangxi Nobao from Bright Praise (Note 1).

(b)	Shanghai Nobo merger reserve: balance at January 1, 2008 represented Shanghai Nobo’s paid-in capital, before it was acquired by Eastern Well. The decrease in 2008 represented the consideration payable by Eastern Well to the Founder upon the Group’s acquisition of Shanghai Nobo from the Founder (Note 1).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Upon incorporation in January 2007, Eastern Well issued 100,000 ordinary shares to the Founder at the par value of HKD0.1 per share with an aggregate amount of HKD10,000 (RMB9,353).

In June 2009, for the preparation of the fund raising (Note 20(a)), Eastern Well carried out a series of changes in its ordinary shares: (i) the par value of its ordinary share was increased from HKD0.1 per share to HKD0.78 per share, with an increase in ordinary shares account of HKD68,000 (RMB59,433); (ii) the par value of HK0.78 per share was further changed to US$0.1 per share; and (iii) the 100,000 issued ordinary shares was split into 100,000,000 ordinary shares, with par value decreased from US$0.1 to US$0.0001, as a result of which Eastern Well’s issued number of ordinary shares increased from 100,000 shares to 100,000,000 shares. In addition, Eastern Well issued 45,935,200 ordinary shares to the Founder (the Chief Executive Officer and sole beneficiary owner of Eastern Well) at the par value of US$0.0001 per share, with a total consideration of US$4,594 (RMB31,383). Accordingly, Eastern Well’s issued number of ordinary shares was 145,935,200, with a par value of US$0.0001 per share.

As the 45,935,200 ordinary shares were issued to the Founder, the sole beneficiary owner of Eastern Well both before and after this issuance, at that time, the issuance of these ordinary shares is treated in a manner similar to a stock split as a part of this recapitalization.

(d)	Upon the termination of the three warrants on December 31, 2009 (Note 20(b)), the carrying amounts of the warrants (Note 20(d)), representing their fair value on the date of termination were derecognized from the liability and transferred to other reserve.

(e)	In accordance with the relevant PRC company laws and their respective articles of association, the Group’s PRC subsidiaries are required to make an appropriation of statutory reserve from retained earnings equal to at least 10% of their respective after-tax profits, which is based on their statutory books (prepared in accordance with the PRC accounting standards and regulations). Appropriation to the statutory reserve is not required after the reserve balance reaches 50% of the registered capital of the respective companies.

For the year ended December 31, 2010, the Group’s PRC subsidiaries made an appropriation of RMB138,176 (2008 and 2009: nil) to the statutory reserve.

16.	Share option plan

The Company adopted its 2010 Performance Incentive Plan (the “2010 Plan”) on March 1, 2010, pursuant to a resolution of the directors. The purpose of the 2010 Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

Under the 2010 Plan, the Company granted options to employees to purchase an aggregate of 4,635,180 ordinary shares of the Company on March 2, 2010, which are exercisable on or before March 2, 2020. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)  Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Year Ended
	December 31, 2010
	Average		Number of
	Exercise Price		Options

At January 1, 2010		—	—
Granted	US$	0.82	4,635,180
Exercised		—	—
Forfeited	US$	0.82	(1,557,060)

At December 31, 2010	US$	0.82	3,078,120

Exercisable at December 31, 2010	US$	0.82	1,419,626

(2)  Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at December 31, 2010 is as follows:

Weighted Average
	Remaining			Number of Options
	Contractual			Outstanding as at
Expiry Date	Life (Year)	Exercise Price		December 31, 2010

March 2, 2020	9.17	US$	0.82	3,078,120

(3)  Fair values of options:

The fair value of the options granted on March 2, 2010 was valued by an independent qualified valuer, using Black-Scholes option price model and amounted to approximately RMB82,774,000. The following assumptions were adopted to calculate the fair value of the options on the grant date:

Schedule	A		B

Number of options granted		2,048,120		2,587,060
Exercise price	US$	0.82	US$	0.82
Risk free interest rate (Note (i))		2.530%~3.182%		2.530%~3.372%
Expected term (years) (Note (ii))		4.24~6.07		4.24~6.68
Expected dividends (Note (iii))		0%		0%
Expected volatility (Note (iv))		56.3%~68.0%		56.1%~68.0%
Exercisable date (Note (v))		July 15, 2010 ~ March 3, 2020		March 2, 2010 ~ March 2, 2020

Notes:

(i)	The risk free interest rate was determined based on the yield to maturity of the PRC sovereign bond denominated in US$ with maturity terms similar to the expected term on the options.

(ii)	The expected term, being the period that the options are expected to be outstanding, is estimated based on the remaining contractual life of the option, vesting condition and expected term of share options reported by comparable companies.

(iii)	The Company does not anticipate paying any dividends in the foreseeable future.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv)	Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected term.

(v)	The exercisable date of options granted on March 2, 2010 is determined based on the following service vesting condition:

Schedule A: The option shall become vested as to 33.4% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 66.6% of the total number of ordinary shares subject to the option shall become vested in 24 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 23 months thereafter.

Schedule B: The option shall become vested as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall become vested in 36 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 35 months thereafter.

The attributable amount charged to the consolidated statements of comprehensive income for the year ended December 31, 2010 was RMB45,388,355, including RMB5,028,206 in cost of sales, RMB7,682,103 to sales and marketing expense, RMB29,213,599 to administrative expenses and RMB 3,464,447 to research and development expenses.

17.	Trade and other payables

	December 31,	December 31,	December 31,
	2008	2009	2010

Business tax and related surcharges payable/accrued	1,449,833	8,316,400	26,935,683
Less: non-current portion	(335,016)	(8,010,995)	(26,483,065)

Business tax and related surcharged payable/accrued, current portion	1,114,817	305,405	452,618
Other taxes payable	1,611,074	2,280,440	941,265
Trade payables	5,215,870	30,194,990	94,026,222
Amounts due to customers for contract work	7,304,054	145,500	67,560
Advances received for contract work	1,235,122	—	—
Payable on buildings and land use rights	4,000,000	8,903,600	5,623,189
Amounts due to a related party (Note 30)	13,458,334	—	—
Employee benefit payables	117,966	269,616	576,328
Accrued expenses	276,315	103,865	2,167,493
Others	225,921	—	—

	34,559,473	42,203,416	103,854,675

At December 31, 2008, 2009 and 2010, the carrying amounts of trade and other payables approximated their fair values as at the balance sheet dates. At December 31, 2008, 2009 and 2010, amounts included in trade and other payables that related to construction in progress were approximately nil, RMB4,904,000 and RMB5,623,000, respectively.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Borrowings

	December 31,	December 31,	December 31,
	2008	2009	2010

Loan from a third party (a)	34,173,000	—	—
Loans from government (b)	2,850,000	5,000,000	5,000,000
Accrued interest and late fee	1,275,155	—	226,800

	38,298,155	5,000,000	5,226,800

(a)	At December 31, 2008, the Group’s loan from a third party amounted to US$5,000,000 (equivalent to RMB34,173,000) and bore an interest at the rate of 8% per annum. The loan was secured by the Founder’s equity interests in Eastern Well and guaranteed by the Founder personally (Note 30). The Group repaid the loan in 2009.

(b)	In 2007, Jiangxi Nobao borrowed RMB2,850,000 from a local government authority, which bears an annual interest rate that equals 80% the rate offered by the PRC’s commercial banks to entities, approximately, 5.76% and 4.32% per annum in 2008 and 2009, respectively. The loan was originally repayable on June 30, 2008 and was extended (with no fixed repayment term), based on mutual understanding and verbal agreement between Jiangxi Nobao and the local government authority. According to a written notice received by Jiangxi Nobao from the government authority in December 2009, the government authority agreed to waive the interest and late fee payable by Jiangxi Nobao, provided that Jiangxi Nobao repays the loan by December 30, 2009. Jiangxi Nobao repaid the loan on December 29, 2009. This loan was collateralized by the Group’s buildings with a net book value of approximately RMB1,020,000 at December 31, 2008 (Note 6) and the Group’s land use rights with a net book value of approximately RMB4,472,000 as of December 31, 2008 respectively (Note 5).

In 2009, Jiangxi Nobao borrowed an additional amount of RMB5,000,000 from another local government authority, which bears an annual interest rate that equals 80% the rate offered by the PRC’s commercial banks to entities, approximately, 4.5% and 4.5% per annum in 2009 and 2010, respectively, and is repayable on December 31, 2010. Pursuant to a loan agreement entered into between Jiangxi Nobao and local government in February 2011, the loan was extended to December 31, 2011. This loan was collateralized by the Group’s land use rights with a net book value of approximately RMB4,376,000 and RMB4,748,048 as of December 31, 2009 and 2010, respectively (Note 5).

The carrying amounts of the borrowings approximated their fair value, as the impact of discounting using market borrowing rates was not significant. The fair value is derived based on cash flow discounted using a market borrowing rate of 5.4% and 5.85% per annum at December 31, 2009 and 2010, respectively.

19.	Convertible bond

At January 1, 2009	—
Issuance	68,380,000
Fair value change (Note 25)	680,193
Conversion to series A preferred shares (Note 20)	(69,060,193)

At December 31, 2009	—

On January 22, 2009, Eastern Well issued a convertible bond to China Environment Fund III, L.P which subsequently became its Series A Preferred Shareholder (Note 20(a)). The convertible bond had a principal of US$10,000,000 (approximately, RMB68,380,000), bore an interest rate of 8% per annum and was repayable on

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

demand of the holder. The convertible bond was secured by the Founder’s equity interests in Eastern Well and guaranteed by the Founder personally (Note 30).

On June 18, 2009, the holder of the bond converted it into Eastern Well’s 24,532,400 series A preferred shares. The series A preferred shares were initially recorded at the fair value of the convertible bond on the date of conversion (Note 20). The change in the fair value of the convertible bond up to the date of conversion was recorded as finance costs (Note 25).

20.	Redeemable convertible preferred shares, warrants and options

(a)  Redeemable convertible preferred shares

In June 2009, Eastern Well issued 49,064,800 shares of series A preferred shares, at an issue price of US$0.4076 per share, and certain warrants (see (b) below) to China Environment Fund III, L.P. (the “Series A Preferred Shareholder”) for a total consideration of US$20 million, including US$10 million (RMB68,318,999) in cash and US$10 million (RMB69,060,193) converted from a convertible bond (Note 19) by the Series A Preferred Shareholder.

In October 2010, the Company entered into Series A-1 Senior Preferred Share Purchase Agreement (the “Share Purchase Agreement”) with SLP Noble Holdings Ltd. (the “Series A-1 Preferred Shareholder”). Pursuant to the Share Purchase Agreement, the Company would issue to the Series A-1 Preferred Shareholder up to an aggregate of 50,769,231 series A-1 senior preferred shares (series A preferred shares and series A-1 senior preferred shares are collectively referred to as “preferred shares”), in three tranches:

(i) Tranche 1: the Series A-1 Preferred Shareholder subscribed 5,769,231 series A-1 senior preferred shares (the “Tranche 1 Series A-1 Senior Preferred Shares”), at a price of US$2.1667 per share, for an aggregate consideration of US$12.5 million. The completion date of Tranche 1 series A-1 senior preferred shares issuance/subscription was October 21, 2010 (the “Initial Series A-1 Closing Date”);

(ii) Tranche 2: the Series A-1 Preferred Shareholder has an option (“Series A-1 Second Tranche Option Shares”) to subscribe up to US$27.5 million (equivalent to 12,692,112 shares) series A-1 senior preferred shares at a price of US$2.1667, at any time and from time to time prior to the later of (i) 90 days of the Initial series A-1 Closing Date and (ii) the Company’s obtaining of a RMB50 million line of credit and/or collection of the RMB19 million receivable in connection with disposal of Shanghai Nobo (Note 27(a)); and

(iii) Tranche 3: the Series A-1 Preferred Shareholder has an option (“Series A-1 Third Tranche Option Shares”) to subscribe up to US$70 million (equivalent to 32,307,195 shares) series A-1 senior preferred shares at a price of US$2.1667, at any time and from time to time and in no more than 3 transactions, on or prior to the earlier of the second anniversary of the Initial series A-1 Closing Date and when the Company consummates an initial public offering.

Certain key features of the series A preferred shares and series A-1 senior preferred shares are as follows:

Dividend

Series A-1 Preferred Shareholder and Series A Preferred Shareholder shall be entitled to receive, on an annual basis and when, as and if declared by the Board, preferential, non-cumulative dividends at the rate equal to the greater of (i) 3% of their total investment amount in the Company, (ii) dividend that would be paid within respect to the ordinary shares into which the preferred shares could be converted; provided that such dividends shall accrue and be payable only when, as, and if declared by the Board.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidation

Upon liquidation events, before any distribution or payment to be made to the holders of any ordinary shares or series A preferred shares, each holder of series A-1 senior preferred share shall be entitled to receive an amount greater of (i) series A-1 senior preferred shares price plus a 10% yield compounded annually and (ii) 130% of series A-1 senior preferred shares purchase price. Then, before any distribution or payment to be made to any ordinary shareholder, Series A Preferred Shareholder shall be entitled to receive an amount equal to 130% of series A preferred shares issue price. After that, any remaining assets shall be distributed rateably among ordinary shareholders, series A Preferred Shareholders and series A-1 Preferred Shareholders, on an as-converted basis.

The following events shall be treated as liquidation, unless waived by the holder of majority of the then outstanding series A-1 senior preferred shares and series A preferred shares: liquidation, winding-up or dissolution of the Company; consolidation, amalgamation or merger of the Company and/or its subsidiaries; sale of substantially all of the assets of the Company and/or its subsidiaries or the licensing of substantially all of the Company and/or its subsidiaries’ intellectual property; and etc.

Conversion

Any series A-1 senior preferred share and series A preferred share may, at the option of the holder, be converted into at any time into ordinary share. The series A-1 senior preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of the majority of the outstanding series A-1 senior preferred shares or (ii) the closing of a Qualified Initial Public Offering, as defined by the Company’s Second Amended and Restated Memorandum of Association. The series A preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a Qualified Initial Public Offering.

The initial conversion ratios/prices for series A-1 senior preferred shares and series A preferred shares to ordinary shares are 1:1. The initial conversion ratios/prices are subject to adjustments for certain factors, including share splits/combinations, dividends, merger, reorganizations, sale of shares below the conversion prices and etc.

Redemption

If the Company fails to complete a Qualified Initial Public Offering or a Trade Sale, as defined by the Company’s Second Amended and Restated Memorandum of Association, prior to the five year anniversary of Initial Series A-1 Closing Date (i.e., October 21, 2010), any holder of series A-1 senior preferred shares may, at any time thereafter, require that the Company redeem all or a portion of the series A-1 senior preferred shares then held by such holder.

The redemption price for each series A-1 senior preferred share shall be the sum of (i) the series A-1 senior preferred share issue price (i.e., US$2.1667 per share), (ii) dividends accrued and unpaid and (iii) interest accrued on the series A-1 senior preferred share issue price at the rate of 15% per annum, compounded annually, from the date of issuance of the relevant series A-1 senior preferred shares to the payment date.

The redemption feature of series A preferred shares was modified upon the Company’s issuance of series A-1 senior preferred shares. Prior to the Company’s issuance of series A-1 senior preferred shares: if the Company fails to complete a Qualified Initial Public Offering or a Trade Sale, after 36 months from June 24, 2009, any holder of the Series A preferred shares may require the Company redeem all or a portion of the Series A preferred shares then held by such holder. Upon the Company’s issuance of series A-1 senior preferred shares, the redemption term of series A preferred shares was modified as: if the Company fails to complete a Qualified Initial Public Offering or a Trade Sale prior to the 5 year anniversary of the Initial Series A-1 Closing Date, any holder of series A preferred shares may, at any time thereafter, require that the Company redeem all or a portion of the series A preferred shares then held by such holder.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The redemption price for each series A preferred share shall be the sum of (i) the series A preferred shares issue price (i.e. US$0.4076 per share), (ii) dividends accrued and unpaid and (iii) interest accrued on the series A preferred shares issue price, at the rate of 25% per annum compounded annually from date of issuance of the relevant series A preferred shares to Initial Series A-1 Closing Date and at the rate of 15% per annum compounded annually from Initial Series A-1 Closing Date to the repayment date.

The change in fair value of series A preferred shares as a result of the aforementioned modification was included within the total changes in the fair value of series A preferred shares during the year ended December 31, 2010.

The terms and conditions of the series A preferred shares issued by the Company as a result of the share exchange with Eastern Well on January 15, 2010 (Note 1) are similar to those of the series A preferred shares issued by Eastern Well in 2009.

(b)  Warrants

In June 2009, Eastern Well issued 4 warrants to the Founder and the Series A Preferred Shareholder, together with its issuance of certain series A preferred shares, as follows:

(i) Pursuant to a warrant agreement entered into between Eastern Well and the Series A Preferred Shareholder on June 24, 2009, Eastern Well granted a warrant (the “Series A Preferred Shareholder Warrant”) to the Series A Preferred Shareholder which entitles it to purchase from Eastern Well, at any time during the 12-month period from the date of the agreement, up to 24,532,400 series A preferred shares at the exercise price of US$0.4076 per share, with an aggregate exercise price of US$10 million.

(ii) Pursuant to “Warrant No. 1 to Purchase Series A Preferred Shares” entered into between Eastern Well and the Series A Preferred Shareholder on June 24, 2009, the Series A Preferred Shareholder is granted a warrant (the “Series A Preferred Shareholder Warrant No. 1”) which entitles the Series A Preferred Shareholder to purchase from Eastern Well, at any time during the exercise period, certain number of Series A preferred shares at an exercise price of US$0.0001 per share. The exercise period represents a 10-year period commencing on the 60th days after the end of the period from January 1, 2009 to February 28, 2010 (the “14-month Period”), provided the Adjusted Post Money Valuation (calculated using certain formula that is based on the Group’s net profit for the 14-month Period and certain pre-determined P/E ratios) does not exceeds the Initial Post Money Valuation (in the amount of RMB556 million). If the Adjusted Post Money Valuation equals or exceeds the Initial Post-Money Valuation, the exercise period shall not commence and the Series A Preferred Shareholder Warrant No. 1 shall terminate and not be exercisable. The number of series A preferred shares to issue to the Series A Preferred Shareholder under the Series A Preferred Shareholder Warrant No. 1 is a number that would not result in the Series A Preferred Shareholder’s shareholding in the Eastern Well, on an as-converted basis, to exceed 45%.

(iii) Pursuant to “Warrant No. 2 to Purchase Series A Preferred Shares” entered into between Eastern Well and the Series A Preferred Shareholder on June 24, 2009, the Series A Preferred Shareholder is granted a warrant (the “Series A Preferred Shareholder Warrant No. 2”) which entitles the Series A Preferred Shareholder to purchase from Eastern Well, at any time during the exercise period, certain number of Series A preferred shares at an exercise price of US$0.0001 per share. The exercise period represents a 10-year period beginning on 60 days after the 2010 year-end, provided Eastern Well’s consolidated revenue (relating to its heat pump businesses) for the year ending December 31, 2010 (the “FY2010”) increase by less than 25% compared to that for the year ending December 31, 2009 (the “FY2009”). If revenue of the FY2010, compared to that of FY2009, has a 25% or more increment, the exercise period shall not commence and the Series A Preferred Shareholder Warrant No. 2 shall terminate and is not exercisable. The number of series A preferred shares to issue to the Series A Preferred Shareholder under the Series A Preferred Shareholder Warrant is a

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

number that would result in 2% increase in the Series A Preferred Shareholder’s shareholding, on an as-converted basis, in Eastern Well.

(iv) Pursuant to “Warrant to Purchase Ordinary Shares” entered into between Eastern Well and the Founder on June 24, 2009, the Founder is granted a warrant (the “Founder Warrant”) which entitles the Founder to purchase from Eastern Well, at any time during the exercise period, certain number of ordinary shares an exercise price of US$0.0001 per share. The exercise period represents a 10-year period commencing on the 60th days after the end of the 14-month Period, provided the Adjusted Post Money Valuation (calculated using certain formula that is based on the Group’s net profit for the 14-month Period and certain pre-determined P/E ratios) exceeds the Initial Post Money Valuation (in the amount of RMB556 million). If the Adjusted Post Money Valuation is lower than the Initial Post-Money Valuation, the exercise period shall not commence and the Founder Warrant shall terminate and not be exercisable. The number of ordinary shares to issue to the Founder under the Founder Warrant is a number that would not result in the Founder’s shareholding in Eastern Well, on an as-converted basis, to exceed 77.5%.

The Series A Preferred Shareholder Warrant No. 1 issued to the Series A Preferred Shareholder and the Founder Warrant issued to the Founder are an essential part of the Series A preferred shares funding arrangement whereby the Founder and the Series A Preferred Shareholder have agreed upon certain financial performance targets to be achieved by Eastern Well over the specified time frame, as a result of which they would adjust their shareholding percentages in Eastern Well. The warrants are issued as a mechanism for the shareholders to “true up” the value of their respective holdings in the future depending upon the ultimate impact of such financial targets within the specified time frame. Eastern Well did not require the Founder to pay any monetary or nonmonetary consideration in exchange for the warrant.

All the four warrants discussed above are derivative financial instruments and are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income (Note 2.15).

On September 28, 2009, the Series A Preferred Shareholder issued a Notice of Exercise to Eastern Well to exercise the Series A Preferred Shareholder Warrant, pursuant to which the Series A Preferred Shareholder subscribed additional 24,532,400 series A preferred shares of Eastern Well at the price of US$0.4076 per share, for an aggregate exercise price of US$10 million. The Series A Preferred Shareholder paid the US$10 million (RMB68.3 million) to Eastern Well in October 2009.

On December 31, 2009, for the purpose of avoiding any dilution impact on Wide Safety (Note 1) resulting from the Founder/Series A Preferred Shareholder’s exercise of the warrants, pursuant to a resolution of all Eastern Well’s directors, including the Founder and the director appointed by the Series A Preferred Shareholder, the Series A Preferred Shareholder Warrant No. 1, the Series A Preferred Shareholder Warrant No. 2 and the Founder Warrant were cancelled and terminated. On the same day, three options agreements were entered into among Eastern Well, the Founder and the Series A Preferred Shareholder. Pursuant to the agreements, the cancelled warrants issued by Eastern Well to the Founder and the Series A Preferred Shareholder, including the Series A Preferred Shareholder Warrant No. 1, the Series A Preferred Shareholder Warrant No. 2 and the Founder Warrant were replaced by the three options, namely “Eastern Well Option No. 1”, “Eastern Well Option No. 2” and “Eastern Well Option No. 3” (collectively, “Eastern Well Options”), respectively, which were issued by the Founder or the Series A Preferred Shareholder to each other. The conditions for the Founder or the Series A Preferred Shareholder to exercise Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3 are similar to those of the Series A Preferred Shareholder Warrant No. 1, the Series A Preferred Shareholder Warrant No. 2 and the Founder Warrant, respectively. However, upon the Founder or the Series A Preferred Shareholder’s exercise of any of the options, the shares in Eastern Well would be transferred between the Founder and the Series A Preferred Shareholder, instead of Eastern Well’s issuance of new shares to the Founder or the Series A Preferred Shareholder.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequently, when the Company completed the share exchange with Eastern Well in January 2010 and all the then shareholders of Eastern Well became the shareholders of the Company (Note 1), Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3 were terminated and replaced by 3 options at the Company level, namely, “The Company Option No. 1”, “The Company Option No. 2” and “The Company Option No. 3” (collectively, “the Company Options”), respectively, which were issued by the Founder or the Series A Preferred Shareholder to each other. The conditions for the Founder or the Series A Preferred Shareholder to exercise The Company Option No. 1, The Company Option No. 2 and The Company Option No. 3 are similar to those of Eastern Well Option No. 1, Eastern Well Option No. 2 and Eastern Well Option No. 3, respectively. However, upon the Founder or the Series A Preferred Shareholder’s exercise of any of the options, the shares in the Company (instead of Eastern Well) would be transferred between the Founder and the Series A Preferred Shareholder. As the termination of the Eastern Well Options and issuance of the Company Options represent transactions executed directly between the shareholders and the Company does not have any rights or obligations from such transactions, these transactions had no impact on the consolidated financial statements of the Group.

On April 8, 2010, the Company, the Founder and the Series A Preferred Shareholder entered into a Deed of Transfer and Termination (the “Deed”), pursuant to which the Founder transferred 2,743,820 ordinary shares he owned in the Company to the Series A Preferred Shareholder for an aggregate consideration of US$1; and upon this transfer, the Company Option No. 1 and the Company Option No. 3 were terminated. On the same day, the Company, the Founder and the Series A Preferred Shareholder entered into an “Amended and Restated Option Agreement No. 2”, pursuant to which the Company Option No. 2 was amended and shall terminate upon a qualified public offering, as defined by the Company’s articles of association.

All above transactions were executed directly between the shareholders of the Company and the Company does not have any rights or obligations from such transactions, management does not consider these transactions could have any impact on the consolidated financial statements of the Group.

(c)  Options

As discussed in (a) above, the Company issued Series A-1 Second Tranche Option Shares and Series A-1 Third Tranche Option Shares to the Series A-1 Preferred Shareholder, together with its issuance of certain series A-1 senior preferred shares, in October 2010.

Both options are derivative financial instruments and are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income (Note 2.15).

In December 2010, the Series A-1 Preferred Shareholder issued a Notice of Exercise to the Company and exercised the Series A-1 Second Tranche Option Shares, pursuant to which the Company issued additional 12,692,112 series A-1 senior preferred shares to the Series A Preferred Shareholder at the price of US$2.1667 per share, for an aggregate exercise price of US$27.5 million (RMB183.1 million).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)  Movements of preferred shares, warrants and options

The initial recognition of proceeds to the preferred shares, warrants and options, as well as their subsequent movements, are as follows:

	Year Ended December 31
	2009	2010

Initial recognition of preferred shares, warrants and options
Gross proceeds from issuance of preferred shares, warrants and options	68,318,999	83,373,490
Conversion from convertible bond (Note 19)	69,060,193	—

Amount to allocate	137,379,192	83,373,490

Valuation upon initial recognition:
- Preferred shares	116,558,513	97,410,649
- Warrants	20,820,679	—
- Options	—	141,395,581

	137,379,192	238,806,230

Loss from issuance of redeemable convertible preferred shares and options (Note (iii), 2.15, 25)	—	155,432,740

Movement of preferred shares
At January 1	—	493,032,652
Issuance	116,558,513	97,410,649
Issuance due to exercise of the Series A Preferred Shareholder Warrant(i)	71,979,329	—
Issuance due to exercise of the Series A-1 Second Tranche Option Shares(ii)	—	249,388,000
Fair value change in the year (Note 25)	304,494,810	848,147,883

At December 31	493,032,652	1,687,979,184

Movement of warrants and options
At January 1	—	—
Issuance	20,820,679	141,395,581
Fair value change in the year (Note 25)	71,320,694	97,438,008
Exercise of the Series A Preferred Shareholder Warrant(i)	(2,284,688)	—
Termination of warrants (Note 15)	(89,856,685)	—
Exercise of the Series A-1 Second Tranche Option Shares(ii)	—	(66,423,136)

At December 31	—	172,410,453

The fair value of the preferred shares, warrants and options are determined at the issuance and each subsequent balance sheet date based on retrospective valuations performed by an independent valuer.

(i) Upon the Series A Preferred Shareholder’s exercise of the Series A Preferred Shareholder Warrant (Note 20(b)(iv)), the fair value of the Series A Preferred Shareholder Warrant, amounting to RMB2,284,688, was de-recognized from the warrants account and fair value of 24,532,400 series A preferred shares, amounting to RMB71,979,329, was recognized in the redeemable and convertible preferred shares account. The Group

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized a loss on the exercise of the Series A Preferred Shareholder Warrant amounting to RMB1,413,640 (Note 25), representing the amount of the aggregate exercise price of US$10 million (RMB68,281,000) and fair value of the Series A Preferred Shareholder Warrant (RMB2,284,688) in excess of the fair value of 24,532,400 series A preferred shares (RMB71,979,329), on the date of exercise.

(ii) Upon the Series A-1 Preferred Shareholder’s exercise of the Series A-1 Second Tranche Option Shares (Note 20(c)), the fair value of the Series A-1 Second Tranche Option Shares, amounting to RMB66,423,136, was de-recognized from the options account and the fair value of 12,692,112 series A-1 senior preferred shares, amounting to RMB249,388,000, was recognized in the redeemable and convertible preferred shares account. The Group recognized a gain on the exercise of the Series A-1 Second Tranche Option Shares amounting to RMB91,636 (Note 25), representing the amount of the aggregate exercise price of US$27.5 million (RMB183,056,500) and fair value of the Series A-1 Second Tranche Option Shares (RMB66,423,136), in excess of the fair value of 12,692,112 series A-1 senior preferred shares (RMB249,388,000), on the date of exercise.

(iii) The Group incurred the a loss of RMB155,432,740, upon the issuance of 5,769,231 series A-1 senior preferred shares, the Series A-1 Second Tranche Option Shares and the Series A-1 Third Tranche Option Shares in October 2010, representing the amount of the aggregate fair value of the series A-1 senior preferred shares and the options (RMB238,806,230) in excess of the consideration it received (US$12.5 million, or RMB83,373,490), on the date of issue.

The loss from issuance of redeemable convertible preferred shares and options was considered as a share based payment under IFRS 2 and immediately expensed off under finance costs (Note 2.15).

21.	Revenue

	Year Ended December 31
	2008	2009	2010

EMC:
- Design, manufacturing, installation and provision of GSHP systems (contract revenue)	35,077,636	134,400,820	329,362,213
- Design, manufacturing, installation and provision of GSHP systems (effects from difference of actual historical electricity costs and revised future estimated electricity costs, Note 4(b)(i))	53,525	68,921	(4,232,444)
- Interest income from finance lease	345,027	2,143,774	8,632,921
- Interest income from finance lease (effects from difference of actual historical electricity costs and revised future estimated electricity costs, Note 4(b)(i))	—	—	(332,501)
- Maintenance	9,678	53,827	131,719

	35,485,866	136,667,342	333,561,908
EPC:
- Design, installation and sales of GSHP systems (contract revenue)	2,849,565	28,243,883	12,288,146
Sales of equipment to a party that used to be related to the Group prior to December 2007 (Note 30)	1,369,671	336,591	153,846

	39,705,102	165,247,816	346,003,900

There is no contingent rental recognized as revenue in the years presented.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Below table summarizes the total amount of revenues from each customer during the year, in which the Group’s revenue from each of such customer in the respective year amounts to 10 per cent or more of the Group’s total revenue for such year:

	Year Ended December 31
	2008	2009	2010

Revenue to the largest customers:
Customer A	2,499,915	22,636,289	—
Customer B	10,774,622	38,121,353	—
Customer C	8,476,902	—	—
Customer D	4,455,791	—	—
Customer E	—	—	99,916,223
Customer F	—	54,209,993	92,894,682
Customer G	—	—	40,398,239
Customer H	—	—	40,169,047
Customer I	—	—	39,234,976

	26,207,230	114,967,635	312,613,167

22.	Cost of sales

	Year Ended December 31
	2008	2009	2010

EMC:
- Design, manufacturing, installation and provision of GSHP systems (contract costs)	19,986,474	67,234,295	146,960,768
- Business tax and related surcharges	1,774,293	6,742,981	19,169,053
- Maintenance	4,512	44,131	100,717

	21,765,279	74,021,407	166,230,538
EPC:
- Design, installation and sales of GSHP systems (contract costs)	1,664,207	17,052,405	9,125,718
Cost of equipment sold to a party that used to be related to the Group prior to December 2007 (Note 30)	1,176,637	297,656	144,885
Share-based compensation expenses (Note 16)	—	—	5,028,206

	24,606,123	91,371,468	180,529,347

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Expenses by nature

	Year Ended December 31
	2008	2009	2010

Costs of inventories (Note 11)	22,827,318	85,119,122	156,739,945
Business tax and related surcharges on EMC revenue (Note 22)	1,774,293	6,742,981	19,169,053
Professional service expenses	650,034	1,868,941	11,537,591
Employee benefit expenses (Note 24)	1,248,629	3,737,804	55,277,307
Operating lease expenses	100,000	750,000	3,198,265
Travelling expenses	222,129	901,310	2,295,246
Office expenses	194,850	794,048	951,837
Entertainment expenses	177,877	184,504	293,751
Depreciation of property, plant and equipment (Note 6)	102,418	285,044	598,967
Amortization of land use rights (Note 5)	96,000	134,400	129,139
Tax on land use rights	533,333	658,333	4,646
Advertising and public relationship expenses	—	250,000	248,800
Others	437,131	553,554	676,799

Total of cost of sales, sales and marketing, research and development and administrative expenses	28,364,012	101,980,041	251,121,346

The types of expenses that the Group includes in cost of sales, sales and marketing, research and development and administrative expenses are as follows:

(a)	Cost of sales

Cost of sales consists primarily of cost of inventories (which include purchase cost of the materials used and inbound freight), purchasing and receiving costs, internal transfer costs, business tax on EMC revenue, share-based compensation and employee benefit expenses of the Group’s production personnel, depreciation of related property, plant and equipment, amortization of related land use rights, provision for loss contracts and other costs which are directly attributable to the execution of EMC and EPC projects.

(b)	Sales and marketing expenses

Sales and marketing expenses consist primarily of share-based compensation and employee benefit expenses of the Group’s sales and marketing personnel, advertising and public relationship expenses and other marketing related expenses.

(c)	Research and development expenses

Research and development expenses consist primarily of share-based compensation and related employee benefit expenses and cost of inventories specifically used for research and development purposes.

(d)	Administrative expenses

Administrative expenses consist primarily of share-based compensation and employee benefit expenses of the Group’s management, supporting and administrative personnel, professional service expenses, office expenses,

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating lease expenses, depreciation of property, plant and equipment, amortization of land use rights, entertainment expenses, tax on land use rights, travelling expenses and other miscellaneous items.

24.	Employee benefit expenses

	Year Ended December 31
	2008	2009	2010

Wages, salaries and bonus	930,768	2,806,685	8,467,652
Retirement benefit contributions and other social welfare	317,861	931,119	1,421,300
Share-based compensation expenses (Note 16)	—	—	45,388,355

	1,248,629	3,737,804	55,277,307

25.	Finance costs, net

	Year Ended December 31
	2008	2009	2010

Issue costs of redeemable convertible preferred shares, warrants and options (Note 20)	—	(878,624)	(1,005,165)
Fair value change of redeemable convertible preferred shares (Note 20(d))	—	(304,494,810)	(848,147,882)
Fair value change of warrants and options (Note 20(d))	—	(71,320,694)	(97,438,008)
Fair value change of convertible bond (Note 19)	—	(680,193)	—
(Loss) gain on exercise of the Series A Preferred Shareholder Warrant and the Series A-1 Second Tranche Option Shares (Note 20(d))	—	(1,413,640)	91,636
Loss from issuance of redeemable convertible preferred shares and options (Note 20(d))	—	—	(155,432,740)
Financing costs relating to borrowings	(205,035)	—	—
Interest expense on borrowings	(1,068,794)	(286,480)	(569,861)
Interest income on cash at bank and short-term time deposit	18,056	35,712	177,150
Exchange gains (losses), net	829,917	(523,197)	(2,619,711)

	(425,856)	(379,561,926)	(1,104,944,581)

26.	Income tax expense

	Year Ended December 31
	2008	2009	2010

Current income tax	—	(1,518,819)	(2,624,418)
Deferred income tax (Note 13)	(3,393,837)	(14,485,499)	(33,242,111)

	(3,393,837)	(16,004,318)	(35,866,529)

(i)  Cayman Islands profits tax

The Company has not been subject to any taxation in the Cayman Islands.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)  Hong Kong profits tax

No Hong Kong profits tax has been provided, as the Group has no assessable profit earned or derived in Hong Kong. Eastern Well’s applicable Hong Kong profit tax rates are 16.5% in 2008, 2009 and 2010.

(iii)  PRC corporate income tax (“CIT”)

CIT is provided on the taxable income of entities within the Group incorporated in the PRC.

Pursuant to the PRC Corporate Income Tax Law (“New CIT Law”), the CIT is unified at 25% for both domestically-owned enterprises and foreign-invested enterprises, effective January 1, 2008.

Incorporated as production enterprise with foreign investment in the PRC, Jiangxi Nobao has obtained approvals from the relevant local tax authorities to enjoy a 5-year tax holidays from the first tax profitable year, with 2 years exemption from CIT followed by 3 years 50% reduction in CIT. Jiangxi Nobao’s first tax profitable year was 2007. The applicable CIT rates for Jiangxi Nobo in 2008, 2009 and 2010 are 0%, 12.5% and 12.5%, respectively.

The applicable CIT rates for Shanghai Nuoxin in 2008, 2009 and 2010 are 25%; Shanghai Nobo in 2008 and 2009 are 25% and 25%, respectively.

The tax on the Group’s profit (loss) before tax differs from the theoretical amount that would arise using the tax rate applicable to the profits of the consolidated entities was as follows:

	Year Ended December 31
	2008	2009	2010

Profit (loss) for the year	10,763,219	(310,492,893)	(1,006,158,918)

Tax calculated at applicable domestic tax rates applicable to profit of the respective entity	2,987,155	(45,575,640)	25,563,181
Tax effects of:
- Expenses not deductible for tax purpose	181,177	62,290,640	11,026,400
- Income not subject to tax	—	(1,485,000)	—
- Effect of change in CIT rate	—	—	—
- Effect of tax holidays	71,910	(118,835)	(1,479,372)
- Tax losses for which no deferred income tax asset was recognized	153,595	893,153	756,320

Tax expenses	3,393,837	16,004,318	35,866,529

The weighted average applicable tax rates are 26%, (17%) and (4%) in 2008, 2009 and 2010, respectively. The reason for fluctuation in the weighted average applicable tax rates is due to the changes in profitability of the respective Group entities with different applicable tax rates.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Other (losses) gains, net

	Year Ended December 31
	2008	2009	2010

Gain on disposal of Shanghai Nobo(a)	—	6,359,799	—
Government subsidy received from certain EMC customers	—	—	2,413,635
Government subsidy received in connection with tax on land use rights	—	—	1,489,747
Others, net	(152,015)	(558,541)	(273)

	(152,015)	5,801,258	3,903,109

(a)	Disposal of Shanghai Nobo

On December 31, 2009, the Group transferred the business, resources and the majority of assets of Shanghai Nobo to Shanghai Nuoxin, including certain cash, receivables, payables and property, plant and equipment (vehicles). Thereafter, Eastern Well entered into a share transfer agreement with a third party (“Shanghai Nobo Buyer”) on December 31, 2009, under which Eastern Well transferred its 100% shareholdings in Shanghai Nobo to Shanghai Nobo Buyer for a cash consideration of RMB19 million, receivable in 180 days, pursuant to the share transfer agreement. The sale of Shanghai Nobo was accounted for as disposal of assets, with a disposal gain of approximately RMB6.4 million recorded in “Other (losses) gains, net” in the consolidated statements of comprehensive income.

Net assets disposed with reconciliation of disposal gain and cash outflow on disposal are as follows:

Property, plant and equipment (vehicles)	260,499
Trade and other receivables	7,946,109
Cash and cash equivalents	7,515,157
Trade and other payables	(3,981,564)

Net assets disposed	11,740,201

Disposal proceeds	19,000,000
Net assets disposed	(11,740,201)
Income tax payable	(900,000)

Disposal gain	6,359,799

Disposal proceeds	19,000,000
Proceeds to be received and recorded as trade and other receivables on December 31, 2009	(19,000,000)
Cash and cash equivalents in the entity disposed	(7,515,157)

Cash outflow on disposal	(7,515,157)

The Group collected RMB5 million in February 2011 from Shanghai Nobo Buyer and, pursuant to an agreement entered into Eastern Well and Shanghai Nobo Buyer in February 2011, Shanghai Nobo Buyer would pay the remaining RMB14 million by June 30, 2011.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Earnings (losses) per share

The earnings (losses) per share has been computed as if the group structure after the completion of the share exchange between the Company and Eastern Well in January 2010 (Note 1) and the 1 to 10 share split carried out by the Company in April 2010 (Note 14) had been completed throughout the years presented.

Basic earnings (losses) per share is calculated by dividing the profit (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares of the Company assumed to be issued and outstanding during the years.

	Year Ended December 31
	2008	2009	2010

Profit (loss) attributable to equity holders of the Company	7,369,382	(326,497,211)	(1,042,025,447)

Weighted average number of ordinary shares in issue	145,935,200	145,935,200	148,256,766

Diluted earnings (losses) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

During the years ended December 31, 2008, there were no instruments outstanding (preferred shares, warrants or options) that could have a dilutive effect on the Company’s ordinary shares. During the year ended December 31, 2009, the Group’s series A preferred shares and warrants were anti-dilutive and, accordingly, were excluded from the computation of diluted earnings (losses) per share. During the year ended December 31, 2010, the Group’s series A-1 senior preferred shares, series A preferred shares, options and share options under its 2010 Performance Incentive Plan were anti-dilutive and, accordingly, were excluded from the computation of diluted earnings (losses) per share.

29.	Cash used in operations

	Year Ended December 31
	2008	2009	2010

Profit (loss) before income tax	10,763,219	(310,492,893)	(1,006,158,918)
Adjustments for:
- Share-based compensation expenses (Note 16)	—	—	45,388,355
- Amortization of land use rights (Note 5)	96,000	158,400	129,139
- Depreciation of property, plant and equipment (Note 6)	102,418	298,544	598,967
- Issue costs of redeemable convertible preferred shares, warrants and options (Note 25)	—	878,624	1,005,165
- Fair value change of redeemable convertible preferred shares (Note 25)	—	304,494,810	848,147,882
- Fair value change of warrants and options (Note 25)	—	71,320,694	97,438,008
- Fair value change of convertible bond (Note 25)	—	680,193	—
- Loss (gain) on exercise of the series A Preferred Shareholder Warrant and the Series A-1 Second Tranche Options Shares (Note 25)	—	1,413,640	(91,636)
- Loss from issue of redeemable convertible preferred shares and options (Note 25)	—	—	155,432,740
Exchange losses	—	—	1,517,250

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31
	2008	2009	2010

Changes in working capital:
Decrease (increase) in inventories and deferred costs	327,086	(39,884,201)	(3,043,556)
Increase in trade and other receivables	(27,181,609)	(6,594,473)	(331,863,419)
(Increase) decrease in prepayments	(11,868,726)	(5,825,614)	14,073,143
(Increase) decrease in finance lease receivables	(6,110,927)	(149,116,789)	5,993,721
Decrease in provisions	(5,659,866)	—	—
Increase in trade and other payables	12,990,381	26,216,470	83,797,709

Cash used in operations	(26,542,024)	(106,452,595)	(87,635,450)

30.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Since the issuance of the series A preferred shares and series A-1 senior preferred shares (Note 20), the Group entities are under the joint control of the Founder, the Series A Preferred Shareholder and the Series A-1 Preferred Shareholder. In addition, upon the completion of the share exchange between the Company and Eastern Well in January 2010 (Note 1), the Company became the ultimate holding company of all the group companies.

The Group’s transactions with related parties:

	Year Ended December 31
	2008	2009	2010

Key management compensation(a)
- Salary	58,600	263,500	4,024,809
- Other short-term employee benefit	—	1,161,956	739,378
- Share-based compensation (Note 16)	—	—	30,295,918

	58,600	1,425,456	35,060,105

Rental payable to the Founder for lease of office building on operating lease	100,000	750,000	1,500,000

Acquisition of Jiangxi Nobao from Bright Praise, a company controlled by the Founder (Note 1)	13,514,200	—	—

Acquisition of Shanghai Nobo from the Founder (Note 1)	10,000,000	—	—

(a)	For the purpose of this disclosure, key management represents all the directors and vice presidents.

In addition, the Founder used its equity interests in Eastern Well as security of and provided personal guarantee on the Group’s certain borrowing (Note 18) and convertible bond (Note 19).

During the year ended December 31, 2008, Eastern Well issued certain ordinary shares to the Founder (Note 14); during the year ended December 31, 2009, the Group issued a convertible bond, certain series A preferred shares and warrants to the Series A Preferred Shareholder and a warrant to the Founder (Note 19 and 20); and during

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the year ended December 31, 2010, the Company issued certain series A-1 senior preferred shares and options to the Series A-1 Preferred Shareholder (Note 20).

The Group’s balances with related parties:

	December 31,	December 31,	December 31,
	2008	2009	2010

Trade and other receivables — net amounts due from the Founder		719,907	—

Prepaid rental to the Founder		—	162,268

Trade and other payables — net amounts due to the Founder	13,458,334	—	—

Shanghai Nobao Electronics Co., Ltd. (“Shanghai Nobao”) used to be a related party of the Group, where the Founder held a senior management position, prior to December 2007. Since December 2007, the Founder did not continue with any role in Shanghai Nobao and Shanghai Nobao ceased to be a related party of the Group. During the years ended December 31, 2008, 2009 and 2010, the Group sold equipment to Shanghai Nobao with amounts of RMB1,369,671, RMB336,591 and RMB153,846, respectively. The Group’s purchase of equipment from Shanghai Nobao amounted to RMB2,468,750, RMB10,242,798 and RMB527,198 for the year ended December 31, 2008, 2009 and 2010, respectively. The Group’s price of purchase/sales of equipment from/to Shanghai Nobao is determined as cost plus a margin.

At December 31, 2008, 2009 and 2010, the Group had no balance due from/to Shanghai Nobao, except for prepayments to Shanghai Nobao for purchase of equipment amounting to RMB7,197,152 and RMB10,992,595 at December 31, 2008 and 2009, respectively (Note 8(b)). Shanghai Nobao refunded the RMB10,992,595 to the Group in January 2010.

The Group’s balances of receivables/payables from/to related parties are unsecured, interest-free and with no fixed payment terms.

31.	Commitments

Operating lease commitments

The Group leases its office from the Founder (Note 30) on operating lease and the related future minimum lease payments under non-cancellable operating lease as of the balance sheet dates are as follows:

	December 31,	December 31,	December 31,
	2008	2009	2010

No later than 1 year	500,000	1,250,000	2,549,000
1 to 2 years	—	—	1,674,000

Total	500,000	1,250,000	4,223,000

Capital commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	December 31,	December 31,	December 31,
	2008	2009	2010

Property, plant and equipment	—	11,096,000	376,811

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.	Unaudited pro forma losses per share for conversion of series A preferred shares and series A-1 senior preferred shares

The Company’s series A-1 senior preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of the majority of the outstanding series A-1 senior preferred shares or (ii) the closing of a Qualified Initial Public Offering, as defined by the Company’s Second Amended and Restated Memorandum of Association (Note 20(a)). The Company’s series A preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a Qualified Initial Public Offering (Note 20(a)). As discussed in Note 33(b)(i), the Series A Preferred Shareholder and Series A-1 Preferred Shareholder agreed that if the Company consummates the IPO, the IPO shall be deemed to be a Qualified IPO and the Company’s series A preferred shares and series A-1 senior preferred shares shall be automatically converted into the Company’s ordinary shares. The initial conversion ratio of series A preferred shares and series A-1 senior preferred shares is 1:1. As discussed in Note 33(b)(ii), if the IPO price is below the conversion price of series A preferred shares and/or series A-1 senior preferred shares, the conversion price of series A preferred shares and/or series A-1 senior preferred shares shall be automatically adjusted. Using the mid-point of the estimated range of the IPO price which is US$2 per ordinary share, the 18,461,343 series A-1 senior preferred shares will be converted into 20,000,000 ordinary shares. Accordingly, the Company has included the following pro forma financial information.

The unaudited pro forma losses per share for the year ended December 31, 2010, after giving effect to the conversion of all series A preferred shares and series A-1 senior preferred shares into ordinary shares as of January 1, 2010 are as follows:

For the Year Ended
December 31, 2010

Loss attributable to equity holders of the Company	(1,042,025,447)
Pro-forma effect of series A preferred shares and series A-1 senior preferred shares	848,147,883

Numerator for pro forma basic and diluted losses per share	(193,877,564)

Weighted-average ordinary shares outstanding (Note 28)	148,256,766
Pro-forma effect of series A preferred shares and series A-1 senior preferred shares	93,597,200

Weighted-average ordinary shares for pro forma basic and diluted losses per share	241,853,966

Pro forma basic and diluted losses per share (expressed in RMB per share)	(0.80)

The Company’s options granted to the Series A-1 Preferred Shareholder (Note 20(a) and 20(c)) will not be automatically exercised or converted into preferred or ordinary shares of the Company upon the Company’s initial public offering; hence, have not been considered in the computation of pro forma losses per share.

33.	Subsequent event (unaudited)

(a) On May 6, 2011, the Company entered into an “Amendment to Series A-1 Senior Preferred Share Purchase Agreement” with the Series A-1 Preferred Shareholder, pursuant to which the Series A-1 Third Tranche Shares (Note 20(a)) was modified. Under the modified Series A-1 Third Tranche Shares, if the Company closes an initial public offering by July 15, 2011, the Series A-1 Preferred Shareholder may exercise the Series A-1 Third Tranche Shares by means of a net share settlement only, where the number of additional ordinary shares to be issued by the Company to the Series A-1 Preferred Shareholder would be calculated as (x) 32,307,195 (being number of additional series A-1 senior preferred shares to be issued by the Company under the original Series A-1 Senior

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Share) less (y) the quotient of US$70 million being divided by the initial public offering price per share. If the Company does not close an initial public offering by July 15, 2011, the Series A-1 Third Tranche Shares can be exercised by cash settlement only (i.e., payment of cash consideration at a price of US$2.1667 per share and up to US$70 million), pursuant to the original terms before the modification.

(b) On May 16, 2011, the Founder, the Series A Preferred Shareholder and the Series A-1 Preferred Shareholder entered into a Share Assignment Agreement, pursuant to which:

(i) the Series A Preferred Shareholder and the Series A-1 Preferred Shareholder agreed that if the Company consummates its currently contemplated IPO as referred to in the Share Assignment Agreement, the IPO shall be deemed to be a Qualified IPO, as originally defined by the Company’s Second Amended and Restated Memorandum of Association (the “MoA”), and the Company’s series A preferred shares and series A-1 senior preferred shares shall be automatically converted into the Company’s ordinary shares;

(ii) as stipulated in the MoA, if the IPO price is less than the conversion price of series A preferred shares and/or series A-1 senior preferred shares, the conversion price of series A preferred shares and/or series A-1 senior preferred shares shall be automatically adjusted pursuant to the MoA;

(iii) if the Company’s initial public offering occurs on or prior to July 15, 2011, the Series A-1 Preferred Shareholder would waive the Series A-1 Third Tranche Shares (Note 20(a) and (a) above); and

(iv) the Founder (via Tai Feng, Note 1) and the series A Preferred Shareholder would assign an aggregate of 29.4 million ordinary shares for free to the Series A-1 Preferred Shareholder, upon the closing of the IPO.

The Company is evaluating the accounting implications as a result of the above subsequent events.

34.	Additional information — condensed financial statements of the parent company

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04, for the period from September 30, 2008 (date of incorporation) to December 31, 2008 and the years ended December 31, 2009 and 2010.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have any significant commitment, long-term obligation, or guarantee as of December 31, 2008, 2009 and 2010.

Condensed balance sheets of the Company

			As at December 31
	Note		2008	2009	2010

ASSETS
Non-current assets
Investment in subsidiaries	(d	)	—	—	666,414,952

			—	—	666,414,952

Current assets
Receivable from a shareholder	(a	)	341,605	341,605	—

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			As at December 31
	Note		2008	2009	2010

Interest receivable			—	—	93,166
Short-term time deposit	12	(b)	—	—	19,868,100
Cash and cash equivalents			—	—	194,746,218

			—	—	214,707,484

Total assets			341,605	341,605	881,122,436

EQUITY (DEFICIT)
Ordinary share	(a	),14	341,605	341,605	103,423
Reserves			—	—	126,435,544
Accumulated losses			(30,384)	(73,006)	(1,106,601,671)

Total equity (deficit)			311,221	268,599	(980,062,704)

LIABILITIES
Non-current liabilities
Options	20		—	—	172,410,453
Redeemable convertible preferred shares	20		—	—	1,687,979,184

			—	—	1,860,389,637

Current liabilities
Accrued expenses	(b	)	—	—	795,503
Payable to a Group company	(b	)	30,384	73,006	—

			30,384	73,006	795,503

Total liabilities			30,384	73,006	1,861,185,140

Total equity (deficit) and liabilities			341,605	341,605	881,122,436

Condensed statement of comprehensive income of the Company

			From September 30,
			2008 (date of	Year Ended	Year Ended
			Incorporation) to	December 31,	December 31,
	Note		December 31, 2008	2009	2010

Administrative expenses	(b	)	(30,384)	(42,622)	(722,838)

Operating loss			(30,384)	(42,622)	(722,838)
Finance costs, net	(c	)	—	—	(1,105,805,827)

Loss for the period/year			(30,384)	(42,622)	(1,106,528,665)
Other comprehensive income			—	—	—

Total comprehensive loss for the period/year, attributable to the equity holder of the Company			(30,384)	(42,622)	(1,106,528,665)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed statement of changes in equity of the Company

					Accumulated
	Note		Share Capital	Reserves	Losses	Total

Balance at September 30, 2008 (date of incorporation)			—	—	—	—
Comprehensive income
- Loss for the period			—	—	(30,384)	(30,384)
Transaction with owners
- Issue of ordinary shares	(a	)	341,605	—	—	341,605

Balance at December 31, 2008			341,605	—	(30,384)	311,221

Balance at January 1, 2009			341,605	—	(30,384)	311,221
Comprehensive income
- Loss for the year			—	—	(42,622)	(42,622)

Balance at December 31, 2009			341,605	—	(73,006)	268,599

Balance at January 1, 2010			341,605	—	(73,006)	268,599

Comprehensive income
- Loss for the year			—	—	(1,106,528,665)	(1,106,528,665)

Transaction with owners
- Issue of ordinary shares	14	(b)	3,750	80,947,020	—	80,950,770
- Share-based compensation	(d	),16	—	45,388,355	—	45,388,355
- Recapitalisation in connection with share exchange	14		(241,932)	100,169	—	(141,763)

Total transactions with owners			(238,182)	126,435,544	—	126,197,362

Balance at December 31, 2010			103,423	126,435,544	(1,106,601,671)	(980,062,704)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed statement of cash flows of the Company

		From September 30,
		2008 (date of	Year Ended	Year Ended
		Incorporation) to	December 31,	December 31,
	Note	December 31, 2008	2009	2010

Cash flows from operating activities
Interest received		—	—	105,384

Net cash generated from operating activities		—	—	105,384

Cash flows from investment activities
Cash injection to subsidiaries		—	—	(130,908,726)
Investment in short-term time deposit				(19,868,100)

Net cash used in investment activities		—	—	(150,776,826)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		—	—	81,257,997
Proceeds from issuance of redeemable convertible preferred shares and options		—	—	266,429,991
Proceeds from borrowings		—	—	68,280,000
Repayment of borrowings		—	—	(68,280,000)
Interest paid		—	—	(685,831)

Net cash generated from financing activities		—	—	347,002,157

Net increase in cash and cash equivalents		—	—	196,330,714
Cash and cash equivalents at beginning of period/year		—	—	—
Exchange losses on cash and cash equivalents		—	—	(1,584,496)

Cash and cash equivalents at end of period/year		—	—	194,746,218

(a)	During the period from September 30, 2008 (date of incorporation) to December 31, 2008, the Company issued 500,000 ordinary shares to the Founder, with a par value of US$0.1 per share, for an aggregate consideration of US$50,000 (RMB341,605), which was settled in 2010.

(b)	For the period from September 30, 2008 (date of incorporation) to December 31, 2008 and the year ended December 31, 2009, the Company’s administrative expenses incurred during the period/year are mainly in connection with company incorporation and registration paid by a Group company. For the year ended December 31, 2010, the Company’s administrative expenses incurred are mainly professional service expenses accrued as at December 31, 2010.

(c)	The Company’s finance costs incurred during the year ended December 31, 2010 include issue costs of redeemable convertible preferred shares and options, fair value change of redeemable convertible preferred shares and options, loss on exercise of the Series A-1 Second Tranche Option Shares, loss from issue of series A-1 senior preferred shares and options (Note 25), interest expenses, interest income and exchange losses.

(d)	The Company’s investment in subsidiaries amounting to RMB666.4 million as at December 31, 2010 include RMB0.1million capital investment in Eastern Well, the Company’s immediate subsidiary, RMB620.9 million amounts due from subsidiaries and RMB45.4 million share-based compensation, in connection with the Company’s share options granted to the employees of its subsidiaries.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2011

		December 31,	March 31,	March 31,
	Note	2010	2011	2011
				(Unaudited,
				Pro forma,
				Note 18)

ASSETS
Non-current assets
Land use rights	4	5,742,061	5,710,276	5,710,276
Property, plant and equipment	5	28,556,023	33,697,118	33,697,118
Deferred income tax assets		3,242,839	3,785,617	3,785,617
Trade and other receivables, non-current portion	6	336,772,519	498,034,447	498,034,447
Finance lease receivables, non-current portion	7	142,045,110	134,578,802	134,578,802

		516,358,552	675,806,260	675,806,260

Current assets
Inventories		48,323,151	48,279,102	48,279,102
Deferred costs		1,149,573	2,087,650	2,087,650
Prepayments	6,17	7,026,868	10,105,827	10,105,827
Trade and other receivables, current portion	6	33,186,603	46,878,152	46,878,152
Finance lease receivables, current portion	7	8,388,885	8,437,916	8,437,916
Short-term time deposit		19,868,100	19,669,200	19,669,200
Cash and cash equivalents		257,187,966	180,037,151	180,037,151

		375,131,146	315,494,998	315,494,998

Total assets		891,489,698	991,301,258	991,301,258

EQUITY (DEFICIT)
Ordinary shares (US$0.0001 (RMB0.0007) per share; 345,000,000 shares authorized; 151,473,576 shares issued and outstanding at December 31, 2010 and March 31, 2011)	8	103,423	103,423	164,775
Reserves	9	207,166,191	210,366,302	2,393,860,850
Accumulated losses		(1,368,884,734)	(1,990,337,428)	(1,990,337,428)

Total (deficit) equity		(1,161,615,120)	(1,779,867,703)	403,688,197

LIABILITIES
Non-current liabilities
Trade and other payables, non-current portion		26,483,065	36,634,963	36,634,963
Options	12	172,410,453	345,773,161	345,773,161
Redeemable convertible preferred shares	12	1,687,979,184	2,183,555,900	—
Deferred income tax liabilities		52,923,947	70,946,780	70,946,780

		1,939,796,649	2,636,910,804	453,354,904

Current liabilities
Trade and other payables, current portion		103,854,675	125,092,413	125,092,413
Current income tax liabilities		4,226,694	4,101,244	4,101,244
Borrowings	11	5,226,800	5,064,500	5,064,500

		113,308,169	134,258,157	134,258,157

Total liabilities		2,053,104,818	2,771,168,961	587,613,061

Total (deficit) equity and liabilities		891,489,698	991,301,258	991,301,258

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE QUARTER ENDED MARCH 31, 2011

		Quarter Ended March 31
	Note	2010	2011

Revenue		68,970,127	184,872,780
Cost of sales		(37,027,683)	(107,193,422)

Gross profit		31,942,444	77,679,358
Sales and marketing expenses		(4,956,793)	(935,983)
Administrative expenses		(24,292,747)	(8,797,947)
Research and development expenses		(3,024,995)	(1,709,951)
Other gains, net	15	2,330,000	918,943

Operating profit		1,997,909	67,154,420
Finance costs, net	13	(1,479,210,803)	(671,127,059)

Loss before income tax		(1,477,212,894)	(603,972,639)
Income tax expense	14	(7,823,282)	(17,480,055)

Loss for the quarter		(1,485,036,176)	(621,452,694)
Other comprehensive income		—	—

Total comprehensive loss for the quarter, attributable to the equity holders of the Company		(1,485,036,176)	(621,452,694)

Earnings losses per share for loss attributable to the equity holders of the Company (expressed in RMB per share)	16
— Basic and diluted		(10.176)	(4.103)

Weighted average number of ordinary shares used in losses per share calculation — basic and diluted		145,935,200	151,473,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE QUARTER ENDED MARCH 31, 2011

	Attributable to the Equity Holders of the Company
	Number of	Par Value
	Ordinary	of Ordinary		Accumulated
	Shares	Shares	Reserves	Losses	Total

Balance at January 1, 2010	145,935,200	99,673	81,034,741	(326,721,111)	(245,586,697)

Comprehensive income
- Loss for the quarter	—	—	—	(1,485,036,176)	(1,485,036,176)

Transaction with owners
- Share-based compensation (Note 10)	—	—	33,446,447	—	33,446,447
- Recapitalisation in connection with share exchange (Note 1)	—	—	(342,101)	—	(342,101)

Total transactions with owners	—	—	33,104,346	—	33,104,346

Balance at March 31, 2010	145,935,200	99,673	114,139,087	(1,811,757,287)	(1,697,518,527)

Balance at January 1, 2011	151,473,576	103,423	207,166,191	(1,368,884,734)	(1,161,615,120)

Comprehensive income
- Loss for the quarter	—	—	—	(621,452,694)	(621,452,694)

Transaction with owners
- Share-based compensation (Note 10)	—	—	3,200,111	—	3,200,111

Balance at March 31, 2011	151,473,576	103,423	210,366,302	(1,990,337,428)	(1,779,867,703)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2011

	Quarter Ended March 31
	2010	2011

Cash flows from operating activities
Cash used in operations	(17,547,916)	(72,069,196)
Interest received	—	113,848
Income tax paid	(88,164)	(125,450)

Net cash used in operating activities	(17,636,080)	(72,080,798)

Cash flows from investing activities
Payment for land use rights	(4,477,600)	—
Payment for property, plant and equipment	(2,638,950)	(2,828,451)

Net cash used in investing activities	(7,116,550)	(2,828,451)

Cash flows from financing activities
Interest paid	—	(226,800)

Net cash used in financing activities	—	(226,800)

Net decrease in cash and cash equivalents	(24,752,630)	(75,136,049)
Cash and cash equivalents at beginning of quarter	38,148,172	257,187,966
Exchange losses on cash and cash equivalents	(2,122)	(2,014,766)

Cash and cash equivalents at end of quarter	13,393,420	180,037,151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2011

1.	General information and group re-organization

Nobao Renewable Energy Holdings Limited (the “Company”) was incorporated by Mr. Sun Kwok Ping (the “Founder”), the Chief Executive Officer, on September 30, 2008 in the Cayman Islands with limited liabilities. The address of its registered office is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and the following companies (collectively, the “Group”), all of which are companies with limited liabilities:

		Issued and	Attributable
	Place and Date of	Paid Up	Interests to the
Name	Incorporation	Capital	Group	Principal Activities

Jiangxi Nobao Electro Co., Ltd. (“Jiangxi Nobao”)	The People’s Republic of China (the “PRC”), April 5, 2005	US$15,000,000	100%	Manufacturing (mainly, assembly) and sales of GSHP systems
Eastern Well Holdings Limited (“Eastern Well”)	Hong Kong, January 24, 2007	US$14,594	100%	Investment holding
Shanghai Nobo Commerce and Trade Co., Ltd. (“Shanghai Nobo”, formerly known as Shanghai Nobo Energy Technology Co., Ltd.)	The PRC, November 11, 2007	RMB10,000,000	100%	Sales of GSHP systems and provision of related services
Nuoxin Energy Technology (Shanghai) Co., Ltd. (“Shanghai Nuoxin”)	The PRC, November 28, 2008	US$37,800,000	100%	Sales of GSHP systems and provision of related services
Nobao Energy (Nantong) Co., Ltd. (“Nantong Nobao”)	The PRC, December 22, 2010	US$19,600,000	100%	Sales of GSHP systems and provision of related services

The Group is primarily engaged in the manufacture and sales of ground source heat pump (“GSHP”) systems, and the provision of related post-sales services.

Jiangxi Nobao was incorporated by Bright Praise Holdings Limited (“Bright Praise”), a company incorporated in Hong Kong, on April 5, 2005. Since its inception, the Founder is the sole beneficiary owner of and has control over Bright Praise and Jiangxi Nobao.

Eastern Well was incorporated by the Founder in Hong Kong on January 24, 2007. The Founder had control over Eastern Well and has been the beneficial owner of its entire share capital from its inception to Eastern Well’s issuance of series A preferred shares in June 2009 (Note 12).

Pursuant to a share transfer agreement entered into between Bright Praise and Eastern Well dated March 28, 2008, Bright Praise transferred its 100% shareholdings in Jiangxi Nobao to Eastern Well (“Jiangxi Nobao Acquisition”) at the consideration of RMB13,514,200. As a result, Jiangxi Nobao became a wholly owned subsidiary of Eastern Well.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Shanghai Nobo was incorporated on November 11, 2007 by the Founder and another nominal shareholder. Since its inception, the Founder was the sole beneficiary owner of and had control over Shanghai Nobo.

Pursuant to a share transfer agreement dated March 5, 2008, Eastern Well acquired the 100% shareholdings in Shanghai Nobo from the Founder and the nominal shareholder (“Shanghai Nobo Acquisition”) at the consideration of RMB10,000,000. As a result, Shanghai Nobo became a wholly owned subsidiary of Eastern Well.

Shanghai Nuoxin was incorporated by Eastern Well on November 28, 2008.

Nantong Nobao was incorporated by Eastern Well on December 22, 2010.

The Founder had control over the financial and operating policies of Eastern Well, Jiangxi Nobao and Shanghai Nobo since their respective inception dates to the date of the respective acquisitions in March 2008 and until Eastern Well’s issuance of series A preferred shares in June 2009 (Note 12). As the Founder exercised unilateral control over Jiangxi Nobao, Shanghai Nobo and Eastern Well both before and after the respective acquisition dates, Jiangxi Nobao Acquisition and Shanghai Nobo Acquisition are accounted for as business combinations under common control, under a method similar to the merger accounting where all assets and liabilities were recorded at predecessor carrying amounts. The unaudited condensed consolidated financial statements of the Group include the financial statements of Jiangxi Nobao and Shanghai Nobo throughout periods presented or since the date of incorporation of these combining companies, where such entities were incorporated at a later date.

In December 2009, the Group disposed Shanghai Nobo and accounted for the transaction as disposal of assets.

In June 2009, Eastern Well issued certain series A preferred shares to the Series A Preferred Shareholder (defined in Note 12). In December 2009, the Founder entered into a Purchase and Sale Agreement with Wide Safety International Limited (“Wide Safety”), under which the Founder sold his 7,296,760 ordinary shares in Eastern Well to Wide Safety for an aggregate consideration of US$6 million.

In January 2010, pursuant to a “Share Exchange Agreement” entered into among the Founder, Wide Safety, the Series A Preferred Shareholder (defined in Note 12), Eastern Well and the Company, the Company completed a share exchange with Eastern Well whereby all the shareholders of Eastern Well exchanged all the shares they owned in Eastern Well (including 145,935,200 ordinary shares and 73,597,200 series A preferred shares) with the 145,935,200 ordinary and 73,597,200 series A preferred shares of the Company in a one-for-one share exchange for all shares of equivalent classes that these shareholders held in Eastern Well prior to the share exchange. As a result of the Share Exchange Agreement, Eastern Well became a wholly owned subsidiary of the Company, the Company became the ultimate holding company of all other Group entities, and the shareholders of Eastern Well became the shareholders of the Company. As all the then shareholders of Eastern Well together entered into the Share Exchange Agreement, and maintained the same respective shareholding and shareholders’ rights in the Company as they held in Eastern Well immediately before the exchange, the exchange has been accounted for as a legal reorganization of entities under common control in a manner similar to the merger accounting. Accordingly, the accompanying consolidated financial statements have been prepared as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 had been in existence throughout the years presented. All significant intra-group transactions and balances have been eliminated on consolidation.

In April 2010, the Founder transferred 2,743,820 ordinary shares he owned in the Company to the Series A Preferred Shareholder for an aggregate consideration of US$1. In the same month, the Founder transferred the remaining 135,894,620 ordinary shares he owned in the Company to Tai Feng Investments Limited (“Tai Feng”), a company incorporated by the Founder in the British Virgin Islands in February 2010 and wholly owned by the

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Founder. As a result, the Founder’s 135,894,620 ordinary shares in Company are indirectly held by the Founder via Tai Feng.

In July 2010, the Company entered into a Share Subscription Agreement with ACE Excel Limited and ACE Caption Holdings Limited (collectively, “ACE”), pursuant to which the Company issued 5,538,376 ordinary shares to ACE at a price of US$2.1667 per share, with an aggregate consideration of US$12 million.

In September 2010, Tai Feng and Wide Safety entered into a Purchase and Sale Agreement, pursuant to which Tai Feng transferred 3,600,000 ordinary shares it owned in the Company to Wide Safety at a price of US$2.1667 per share, with an aggregate consideration of approximately US$7.8 million. In October 2010, Tai Feng entered into another Purchase and Sale Agreement with Golden Land (Asia) Limited (“Golden Land”), pursuant to which Tai Feng transferred 1,846,125 ordinary shares it owned in the Company to Golden Land at a price of US$2.1667 per share, with an aggregate consideration of US$4 million.

As a result of above equity transactions, as well as the transactions discussed in Note 12 (in connection with preferred shares, warrants and options), the Company’s shareholders and their receptive shareholdings in the Company as at March 31, 2011, on an as-converted basis, are as follows: Tai Feng 53.6%, the Series A Preferred Shareholder 31.3%, the Series A-1 Preferred Shareholder 7.6%, Wide Safety 4.5%, ACE 2.3% and Golden Land 0.7%.

These unaudited condensed consolidated financial statements have been approved for issue by the Board of Directors on May 6, 2011.

2.	Significant accounting policies

2.1  Basis of preparation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

For the quarter ended March 31, 2011, net cash used by the Group in operating activities amounted to approximately RMB72.1 million. During the year ended December 31, 2010, the Group raised funding with a total amount of US$52.0 million (RMB346.7 million) via the issuance of certain ordinary shares (Note 1), series A-1 senior preferred shares and options and the exercise of an option by the Series A-1 Preferred Shareholder (Note 12). The Group management considers the Group is capable of raising adequate funds from various sources, including but not limited to investors and financial institutions, to finance the Group’s operations and to enable the Group to meet its liabilities as and when they fall due in the coming twelve months and to be able to carry on its business without a significant curtailment of operations for the foreseeable future. Accordingly, the management believe the Group will continue as a going concern and have accordingly prepared the unaudited condensed consolidated financial statements on a going concern basis.

2.2  Accounting policies

Except as described below, the accounting policies applied are consistent with those of the consolidated financial statements for the years ended December 31, 2008, 2009, and 2010 as described in those consolidated financial statements.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)  New and amended standards adopted by the group

The following new standards and amendments to standards are mandatory for the first time for the financial years beginning January 1, 2010 and 2011.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amended standard does not have any impact on the Group’s classification of its financial instruments.

•	IAS 17 (amendment), ‘Leases’, deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. The amended standard does not have any impact on the Group’s classification of land use rights.

•	IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’, effective from January 1, 2010. In addition to incorporating IFRIC 8, ‘Scope of IFRS/HKFRS 2’ and IFRIC 11, ‘IFRS 2 — Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The amended standard does not have any impact on the Group’s accounting in connection with its share option plan.

•	IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group applied the revised standard on January 1, 2011 and it does not have any impact on the Group’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2011.

•	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’ clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The Group applied this interpretation on January 1, 2011 and it does not have a significant impact on the Group’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2011.

(b)	New and amended standards, and interpretations mandatory for the first time for the financial years beginning January 1, 2010 or 2011 but not currently relevant to the Group (although they may affect the accounting for future transactions and events)

•	IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’,

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

•	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective on or after July 1, 2009).

•	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after July 1, 2009.

•	IFRIC 9, ‘Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement’, effective July 1, 2009.

•	IFRIC 16, Hedges of a net investment in a foreign operation’ effective July 1, 2009.

•	IAS 36 (amendment), ‘Impairment of assets’, effective January 1, 2010.

•	IFRS 5 (amendment), ‘Non-current assets held for sale and discontinued operations’.

•	‘Classification of rights issues’ (amendment to IAS 32), effective January 1, 2011.

(c)	New standards and amendments have been issued but are not effective for the financial year beginning January 1, 2011 and have not been early adopted

•	IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets. IFRS 9 was further updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. The standard is not applicable until January 1, 2013 but is available for early adoption. The Group will apply the revised standard from January 1, 2013.

•	Amendment to IFRS 7, ‘Disclosures — Transfers of Financial Assets’ is issued in October 2010 which requires additional disclosures for risk exposures arising from transferred financial assets. The amendments aim at helping users of financial statements to evaluate the ongoing risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and promoting transparency in the reporting of transfer transactions, particularly those involving securitisation of financial assets. The amendments will apply from annual periods beginning on or after July 1, 2011. Earlier application is permitted. The Group will apply the revised standard from January 1, 2012.

The Group is analyzing the potential impact on the Group’s consolidated financial statements from these new and amended standards.

3.  Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions.

The board of directors reviews the operation results and financial position of the Group as a single segment. Therefore, no segment information is presented in these unaudited condensed consolidated financial statements.

For the quarters presented, substantially all the Group’s revenue is derived from customers in the PRC and its non-currents assets other than deferred income tax assets are located at or derived from the PRC.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

4.  Land use rights

	Quarter Ended March 31
	2010	2011

At beginning of quarter
Cost	5,880,000	6,357,600
Accumulated amortization	(486,400)	(615,539)

Net book amount	5,393,600	5,742,061

Opening net book amount	5,393,600	5,742,061
Additions	477,600	—
Amortization	(31,785)	(31,785)

Closing net book amount	5,839,415	5,710,276

At end of quarter
Cost	6,357,600	6,357,600
Accumulated amortization	(518,185)	(647,324)

Net book amount	5,839,415	5,710,276

The Group’s land use rights represent prepaid operating lease payments.

For the quarters ended March 31, 2010 and 2011, amortization expenses of RMB5,165 and RMB5,165 were charged to administrative expenses, and RMB26,620 and RMB26,620 to the cost of inventories manufactured/cost of sales, respectively.

At December 31, 2010 and March 31, 2011, the Group’s land use rights with a net book value of approximately RMB4,747,000 and RMB4,721,000, respectively, were pledged as collateral for the Group’s borrowings from government (Note 11).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

5.	Property, plant and equipment

	For the Quarter Ended
	March 31,	March 31,
	2010	2011

At beginning of quarter
Cost	15,713,886	29,662,515
Accumulated depreciation	(507,525)	(1,106,492)

Net book amount	15,206,361	28,556,023

Opening net book amount	15,206,361	28,556,023
Additions (a)	2,980,393	5,350,951
Depreciation charge	(135,247)	(209,856)

Closing net book amount	18,051,507	33,697,118

At end of quarter
Cost	18,694,279	35,013,466
Accumulated depreciation	(642,772)	(1,316,348)

Net book amount	18,051,507	33,697,118

For the quarters ended March 31, 2010 and 2011, depreciation expenses of RMB43,522 and RMB73,141 were charged to the cost of inventories manufactured/cost of sales, and RMB91,725 and RMB133,206 to administrative expenses, and nil and RMB3,509 to sales and marketing expenses, respectively.

For the quarters ended March 31, 2010 and 2011, interest expenses of RMB70,875 and RMB64,500, respectively, were capitalized in property, plant and equipment, with capitalisation rates of 4.54% and 5.16% per annum, respectively.

(a)	The additions to property, plant and equipment during the quarter ended March 31, 2011 of RMB5,350,951 include RMB2,828,451 payment for property, plant and equipment disclosed in the condensed consolidated statement of cash flows and RMB2,522,500 included in the increase in trade and other payables during that quarter.

6.	Trade and other receivables and prepayments

(a)  Trade and other receivables

	December 31,	March 31,
	2010	2011

Amounts due from customers for contract work	350,057,541	529,811,185
Less: non-current portion	(336,772,519)	(498,034,447)

Amounts due from customers for contract work, current portion	13,285,022	31,776,738
Amounts receivable on disposal of Shanghai Nobo (Note 1)	19,000,000	14,000,000
Rental deposits	420,000	438,615
Others	481,581	662,799

Trade and other receivables, current portion	33,186,603	46,878,152

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The non-current portion of trade and other receivables, mainly the amounts due from customers for contract work, is presented at the present value of the amounts receivable. The carrying amounts of current portion of trade and other receivables approximated their fair values as at the balance sheet dates. The fair value of non-current portion of amounts due from customers for contract work amounted to approximately RMB333,712,000 and RMB496,075,000, respectively, at December 31, 2010 and March 31, 2011.

The Company’s amounts due from customers for contract work relate to the Company’s EMC and EPC. Customers’ payment under EMC is in instalment over the EMC term. Under EPC, the Company bills its customers in instalments based on project progress and certain milestone events which are stipulated in the contracts, throughout the process the Company designs, sells and installs the GSHP systems; and the Company’s receivables are due upon the billings are issued.

As at December 31, 2010 and March 31, 2011, except for amounts receivable on disposal of Shanghai Nobo, trade receivables of RMB3,474,374 and RMB1,927,192, respectively, were past due but not considered impaired. These mainly related to a number of third party customers who have no recent history of default. The Company did not consider these past due trade receivables impaired, based on the customers’ past payment history, current financial condition, business relationship and the status of the EPC projects. The ageing analysis of these past due trade receivables is as follows:

	December 31,	March 31,
	2010	2011

Past due within 180 days	3,207,624	266,312
Past due 180~360 days	266,750	1,660,880

	3,474,374	1,927,192

As at December 31, 2010 and March 31, 2011, no trade and other receivables were impaired. There has been no impairment on receivables provided during the quarters presented.

The maximum exposure to credit risk at the balance sheet dates is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

(b)  Prepayments

	December 31,	March 31,
	2010	2011

Prepaid taxes	5,554,545	5,460,835
Prepayment on inventories and outsourced contract work	1,310,055	4,644,992
Prepaid rental to a related party (Note 17)	162,268	—

	7,026,868	10,105,827

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

7.  Finance lease receivables

Under Energy Management Contracts, the Group leases GSHP systems under non-cancellable finance lease agreements. The lease terms range between 10 and 25 years and legal ownership of the assets lie with the Group within the lease term.

	December 31,	March 31,
	2010	2011

Non-current receivables
Finance leases — gross receivables	224,147,708	204,863,004
Unearned finance income	(82,102,598)	(70,284,202)

	142,045,110	134,578,802

Current receivables
Finance leases — gross receivables	17,743,820	17,695,521
Unearned finance income	(9,354,935)	(9,257,605)

	8,388,885	8,437,916

Total finance lease receivables (current and non-current)
Finance leases — gross receivables	241,891,528	222,558,525
Unearned finance income	(91,457,533)	(79,541,807)

	150,433,995	143,016,718

Gross receivables from finance leases:
No later than 1 year	17,743,820	17,695,521
Later than 1 year but no later than 5 years	71,274,667	63,900,054
Later than 5 years	152,873,041	140,962,950

	241,891,528	222,558,525
Unearned future finance income on finance leases	(91,457,533)	(79,541,807)

Net investment in finance leases	150,433,995	143,016,718

Analysis of net investment in finance leases:
- No later than 1 year	8,388,885	8,437,916
- Later than 1 year but no later than 5 years	33,824,253	30,960,000
- Later than 5 years	108,220,857	103,618,802

	150,433,995	143,016,718

When installation of EMC is completed, the amounts due from customers for contract work (under trade and other receivables) are reclassified as finance lease receivables. The amounts reclassified from amounts due from customers for contract work to finance lease receivables was nil during the quarters ended March 31, 2010 and 2011, given there was no EMC completed in those quarters.

The Group estimated that there is no unguaranteed residual value accruing to the benefit of the Group at the end of the respective lease terms. The Group has assessed the recoverability of the finance lease receivables and determined no allowance was required for uncollectible minimum lease payments receivable.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

8.	Ordinary shares

Ordinary
Shares

At December 31, 2010 and March 31, 2011	103,423

Upon incorporation in 2008, the Company issued 500,000 ordinary shares to the Founder at the par value of US$0.1 per share, with a total consideration of US$50,000 (RMB341,605). The authorized number of shares was 500,000.

In January 2010, in order for the Company to prepare for the one-for-one share exchange with Eastern Well, the Company carried out a 1 to 100 share split, as a result of which the Company’s issued ordinary shares became 50,000,000 shares and authorized number of shares 50,000,000, with a par value of US$0.001 each. After the share split, the Company repurchased 40,000,000 ordinary shares from the Founder at par value and the Company’s issued ordinary shares become 10,000,000 shares, which were wholly owned by the Founder. In connection with the share exchange which took place in January 2010, the Company issued additional 3,863,844 ordinary shares to the Founder, 729,676 ordinary shares to Wide Safety (Note 1) and 7,359,720 series A preferred shares to the Series A Preferred Shareholder (Note 12), respectively, in exchange for the same number of ordinary and preferred shares of equivalent class that the Founder, Wide Safety and the Series A Preferred Shareholder owned in Eastern Well, respectively. As a result of the issuance, the share structure of the Company became exactly the same as that of Eastern Well. Immediately after the issuance, the Company completed the one-for-one share exchange with Eastern Well, as a result of which the shareholdings owned by the Founder, Wide Safety and the Series A Preferred Shareholder in Eastern Well was swapped to the Company, Eastern Well became a wholly owned subsidiary of the Company and the Company became the ultimate holding company of all the other group entities (Note 1).

After the share exchange in January 2010, the Company’s issued and outstanding ordinary shares were 14,593,520 shares, with a par value of US$0.001 per share; and its share capital account amounted to US$14,594 (RMB99,673).

In April 2010, pursuant to a Board resolution and a Shareholders’ resolution of the Company, the Company carried out a 1 to 10 share split. As a result of the share split, (i) the Company’s authorized number of shares increased from 50,000,000 (including 40,000,000 ordinary shares and 10,000,000 preferred shares) to 500,000,000 (including 400,000,000 ordinary shares and 100,000,000 preferred shares), with the par value changed from US$0.001 per share to US$0.0001 per share; (ii) the Company’s issued and outstanding ordinary shares changed from 14,593,520 shares, with a par value of US$0.001 each, to 145,935,200 shares, with a par value of US$0.0001 each; and (iii) the Company’s issued and outstanding preferred shares changed from 7,359,720 shares, with a par value of US$0.001 each, to 73,597,200 shares, with a par value of US$0.0001 each.

In July 2010, the Company issued 5,538,376 ordinary shares to ACE Excel Limited and ACE Captain Holdings Limited at a price of US$2.1667 per share, with an aggregate price of US$12 million (Note 1). The amount of the consideration US$12 million (RMB80.9 million), in excess of the par value of the 5,538,376 ordinary shares issues RMB3,750 was credited to other reserves.

The ordinary shares are presented as if the group structure after the completion of the aforementioned share exchange between the Company and Eastern Well in January 2010 and the 1 to 10 share split in April 2010 had been completed throughout the quarters presented.

As a result of above transactions, as well as transactions discussed in Note 1 and 12, as of December 31, 2010 and March 31, 2011, the Company’s authorized number of shares was 500,000,000 (including 345,000,000 ordinary shares, 100,000,000 series A preferred shares and 55,000,000 series A-1 senior preferred shares), with a par value of

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

US$0.0001 each; and its issued and outstanding number of shares was 243,532,119 (including 151,473,576 ordinary shares, 73,597,200 series A preferred shares and 18,461,343 series A-1 senior preferred shares).

9.	Reserves

	Merger Reserve				Share-based
	Jiangxi	Eastern	The		Payment	Other
	Nobao(a)	Well	Company	Sub-Total	Reserve	Reserve(b)	Total

At January 1, 2010	(9,164,045)	100,169	241,932	(8,821,944)	—	89,856,685	81,034,741
Recapitalisation in connection with share exchange (Note 1)	—	(100,169)	(241,932)	(342,101)	—	—	(342,101)
Share-based compensation (Note 10)	—	—	—	—	33,446,447	—	33,446,447

At March 31, 2010	(9,164,045)	—	—	(9,164,045)	33,446,447	89,856,685	114,139,087

At January 1, 2011	(9,164,045)	—	—	(9,164,045)	45,388,355	170,941,881	207,166,191
Share-based compensation (Note 10)	—	—	—	—	3,200,111	—	3,200,111

At March 31, 2011	(9,164,045)	—	—	(9,164,045)	48,588,466	170,941,881	210,366,302

(a)	Jiangxi Nobao merger reserve: the balance presents Jiangxi Nobao’s paid-in capital of RMB4,350,155, before it was acquired by Eastern Well in 2008, less the consideration of RMB13,514,200 paid by Eastern Well to acquire Jiangxi Nobao from Bright Praise (Note 1).

(b)	Upon the termination of the three warrants on December 31, 2009 (Note 12), the carrying amounts of the warrants, representing their fair value on the date of termination were derecognized from the liability and transferred to other reserve.

10.	Share option plan

The Company adopted its 2010 Performance Incentive Plan (the “2010 Plan”) on March 1, 2010, pursuant to a resolution of the directors. The purpose of the 2010 Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

Under the 2010 Plan, the Company granted options to employees to purchase an aggregate of 4,635,180 ordinary shares of the Company on March 2, 2010, which are exercisable on or before March 2, 2020. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(1)  Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Quarter Ended March 31, 2011
	Average		Number of
	Exercise Price		Options

At January 1, 2011	US$	0.82	3,078,120
Granted		—	—
Exercised		—	—
Lapsed	US$	0.82	(30,000)

At March 31, 2011	US$	0.82	3,048,120

Exercisable at March 31, 2011	US$	0.82	1,672,209

(2)  Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at March 31, 2011 is as follows:

Weighted Average
	Remaining	Range of		Number of Options
	Contractual	Exercise		Outstanding at
Expiry Date	Life (Year)	Price		March 31, 2011

March 2, 2020	8.92	US$	0.82	3,048,120

(3)  Fair values of options:

The fair value of the options granted on March 2, 2010 was valued by an independent qualified valuer, using Black-Scholes option price model and amounted to approximately RMB82,774,000. The following assumptions were adopted to calculate the fair value of the options on the grant date:

Schedule	A		B

Number of options granted		2,048,120		2,587,060
Exercise price	US$	0.82	US$	0.82
Risk free interest rate (Note (i))		2.530%~3.182%		2.530%~3.372%
Expected term (years) (Note (ii))		4.24~6.07		4.24~6.68
Expected dividends (Note (iii))		0%		0%
Expected volatility (Note (iv))		56.3%~68.0%		56.1%~68.0%
Exercisable date (Note (v))		July 15, 2010~March 3, 2020		March 2, 2010~March 2, 2020

Notes:

(i)	The risk free interest rate was determined based on the yield to maturity of the PRC sovereign bond denominated in US$ with maturity terms similar to the expected term on the options.

(ii)	The expected term, being the period that the options are expected to be outstanding, is estimated based on the remaining contractual life of the option, vesting condition and expected term of share options reported by comparable companies.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(iii)	The Company does not anticipate paying any dividends in the foreseeable future.

(iv)	Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected term.

(v)	The exercisable date of options granted on March 1, 2010 is determined based on the following service vesting condition:

Schedule A: The option shall become vested as to 33.4% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 66.6% of the total number of ordinary shares subject to the option shall become vested in 24 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 23 months thereafter.

Schedule B: The option shall become vested as to 25% of the total number of ordinary shares subject to the option on the first anniversary of the vesting commencement date. The remaining 75% of the total number of ordinary shares subject to the option shall become vested in 36 substantially equal monthly instalments, with the first instalment vesting on the last day of the month following the month in which the first anniversary of the vesting commencement date occurs and an additional instalment vesting on the last day of each of the 35 months thereafter.

The amounts of share-based compensation charged to the consolidated statements of comprehensive income for the quarters ended March 31, 2010 and 2011 were as follows:

	Quarter Ended March 31
	2010	2011

Cost of sales/cost of inventories manufactured	2,951,030	227,203
Sales and marketing expenses	4,666,355	611,833
Administrative expenses	22,979,330	1,163,818
Research and development expenses	2,849,732	1,197,257

Total	33,446,447	3,200,111

11.  Borrowings

	December 31,	March 31,
	2010	2011

Loans from government	5,000,000	5,000,000
Accrued interest	226,800	64,500

	5,226,800	5,064,500

In 2009, Jiangxi Nobao borrowed an amount of RMB5,000,000 from a local government authority, which bears an annual interest rate that equals to 80% of the rate offered by the China’s commercial banks to entities, approximately, 4.5% and 5.16% per annum in the quarters ended March 31, 2010 and 2011. The loan was originally repayable on December 31, 2010. Pursuant to a loan agreement entered into between Jiangxi Nobao and local government in February 2011, the loan was extended to December 31, 2011. This loan was collateralized by the Group’s land use rights with a net book value of approximately RMB4,747,000 and RMB4,721,000 as of December 31, 2010 and March 31, 2011, respectively (Note 4).

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The carrying amounts of the borrowings approximated their fair value, as the impact of discounting using market borrowing rates was not significant. The fair value is derived based on cash flow discounted using a market borrowing rate of 5.85% and 6.45% at December 31, 2010 and March 31, 2011, respectively.

12.  Redeemable convertible preferred shares and warrants

(a)  Redeemable convertible preferred shares

In June 2009, Eastern Well issued 49,064,800 shares of series A preferred shares, at an issue price of US$0.4076 per share, and certain warrants (see (b) below) to China Environment Fund III, L.P. (the “Series A Preferred Shareholder”) for a total consideration of US$20 million, including US$10 million (RMB68,318,999) in cash and US$10 million (RMB69,060,193) converted from a convertible bond by the Series A Preferred Shareholder.

In October 2010, the Company entered into Series A-1 Senior Preferred Share Purchase Agreement (the “Share Purchase Agreement”) with SLP Noble Holdings Ltd. (the “Series A-1 Preferred Shareholder”). Pursuant to the Share Purchase Agreement, the Company would issue to the Series A-1 Preferred Shareholder up to an aggregate of 50,769,231 series A-1 senior preferred shares (series A preferred shares and series A-1 senior preferred shares are collectively referred to as “preferred shares”), in three tranches:

(i) Tranche 1: the Series A-1 Preferred Shareholder subscribed 5,769,231 series A-1 senior preferred shares (the “Tranche 1 Series A-1 Senior Preferred Shares”), at a price of US$2.1667 per share, for an aggregate consideration of US$12.5 million. The completion date of Tranche 1 series A-1 senior preferred shares issuance/subscription was October 21, 2010 (the “Initial Series A-1 Closing Date”);

(ii) Tranche 2: the Series A-1 Preferred Shareholder has an option (“Series A-1 Second Tranche Option Shares”) to subscribe up to US$27.5 million (equivalent to 12,692,112 shares) series A-1 senior preferred shares at a price of US$2.1667, at any time and from time to time prior to the later of (i) 90 days of the Initial series A-1 Closing Date and (ii) the Company’s obtaining of a RMB50 million line of credit and/or collection of the RMB19 million receivable in connection with disposal of Shanghai Nobo; and

(iii) Tranche 3: the Series A-1 Preferred Shareholder has an option (“Series A-1 Third Tranche Option Shares”) to subscribe up to US$70 million (equivalent to 32,307,195 shares) series A-1 senior preferred shares at a price of US$2.1667, at any time and from time to time and in no more than 3 transactions, on or prior to the earlier of the second anniversary of the Initial series A-1 Closing Date and when the Company consummates an initial public offering.

The series A preferred shares has certain privilege over ordinary shares, including liquidation preference, conversion feature and redemption feature.

(b)  Warrants

In June 2009, Eastern Well issued four warrants, including one to the Founder and three to the Preferred Shareholder, which entitled the Founder and the Preferred Shareholder to subscribe certain additional ordinary shares and series A preferred share, respectively, dependent upon certain performance target of the Group. In October 2009, the Preferred Shareholder exercised one of the three warrants granted to it, as a result of which the Preferred Shareholder subscribed additional 24,532,400 series A preferred shares from Eastern Well at a price of US$0.4076 per share, with an aggregate consideration of US$10 million. In December 31, 2009, all the remaining three warrants were terminated and replaced by three options issued by the Founder and the Preferred Shareholder to each other in connection with shares of Eastern Well (the “Eastern Well Options). In January 2010, the Eastern

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Well Options were terminated and replaced by three options issued by the Founder and the Preferred Shareholder to each other in connection with shares of the Company.

(c)  Options

As discussed in (a) above, the Company issued Series A-1 Second Tranche Option Shares and Series A-1 Third Tranche Option Shares to the Series A-1 Preferred Shareholder, together with its issuance of certain series A-1 senior preferred shares, in October 2010.

Both options are derivative financial instruments and are designated as financial liabilities at fair value through profit or loss and initially recognized and subsequently measured at fair value, with changes in fair value recognized in the consolidated statements of comprehensive income.

In December 2010, the Series A-1 Preferred Shareholder issued a Notice of Exercise to the Company and exercised the Series A-1 Second Tranche Option Shares, pursuant to which the Company issued additional 12,692,112 series A-1 senior preferred shares to the Series A Preferred Shareholder at the price of US$2.1667 per share, for an aggregate exercise price of US$27.5 million (RMB183.1 million).

(d)  Movements of preferred shares and options

	Quarter Ended March 31
	2010	2011

Movement of preferred shares
Balance at beginning of quarter	493,032,652	1,687,979,184
Fair value change in the quarter (Note 13)	1,479,595,090	495,576,716

Balance at end of quarter	1,972,627,742	2,183,555,900

Movement of options
Balance at beginning of quarter	—	172,410,453
Fair value change (Note 13)	—	173,362,708

Balance at end of quarter	—	345,773,161

The fair value of the redeemable convertible preferred shares and warrants are determined at the issuance and each subsequent balance sheet date based on retrospective valuations performed by an independent valuer.

13.  Finance costs, net

	Quarter Ended March 31
	2010	2011

Fair value change of preferred shares (Note 12)	(1,479,595,090)	(495,576,716)
Fair value change of options (Note 12)	—	(173,362,708)
Interest income on cash at bank	9,255	113,848
Exchange gain (loss), net	375,032	(2,301,483)

	(1,479,210,803)	(671,127,059)

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

14.  Income tax expense

	Quarter Ended March 31
	2010	2011

Current income tax	3,027,114	—
Deferred income tax	4,796,168	17,480,055

	7,823,282	17,480,055

(i)  Cayman Islands profits tax

The Company has not been subject to any taxation in the Cayman Islands.

(ii)  Hong Kong profits tax

No Hong Kong profits tax has been provided, as the Group has no assessable profit earned or derived in Hong Kong. Eastern Well’s applicable Hong Kong profit tax rates is 16.5% in 2010 and 2011.

(iii)  PRC corporate income tax (“CIT”)

CIT is provided on the assessable income of entities within the Group incorporated in the PRC.

Pursuant to the PRC Corporate Income Tax Law (“New CIT Law”), the CIT is unified at 25% for both domestically-owned enterprises and foreign-invested enterprises, effective January 1, 2008.

Incorporated as production enterprise with foreign investment in the PRC, Jiangxi Nobao has obtained approvals from the relevant local tax authorities to enjoy a 5-year tax holidays from the first tax profitable year, with 2 years exemption from CIT followed by 3 years 50% reduction in CIT. Jiangxi Nobao’s first tax profitable year was 2007. The applicable CIT rate for Jiangxi Nobo in 2010 and 2011 are 12.5% and 12.5%, respectively.

The applicable CIT rates for Shanghai Nuoxin and Nantong Nobao are 25% in 2010 and 2011.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to the profits of the consolidated entities was as follows:

	For the Quarter Ended
	March 31, 2010	March 31, 2011

Loss before income tax for the quarter	(1,477,212,894)	(603,972,639)

Tax calculated at applicable domestic tax rates applicable to profit of the respective entity	631,146	17,385,877
Tax effects of:
- Expenses not deductible for tax purpose	8,122,634	742,234
- Income not subject to tax	—	(665,275)
- Effect of tax holidays	(979,191)	(380,018)
- Tax losses for which no deferred income tax asset was recognized	48,693	397,237

Tax expenses	7,823,282	17,480,055

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The weighted average applicable tax rates for the quarters ended March 31, 2010 and 2011 are (1%) and 3%, respectively. The reason for fluctuation in the weighted average applicable tax rates is due to the changes in profitability of the respective Group entities with different applicable tax rates.

15.	Other gains, net

	Quarter Ended March 31
	2010	2011

Government subsidy received from certain EMC customers	2,330,000	—
Government subsidy received in connection with tax on land use rights	—	906,921
Others	—	12,022

	2,330,000	918,943

16.	Losses per share

Basic losses per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares of the Company assumed to be issued and outstanding during the quarters.

	Quarter Ended March 31
	2010	2011

Loss attributable to equity holders of the Company	(1,485,036,176)	(621,452,694)

Weighted average number of ordinary shares in issue (Note 8)	145,935,200	151,473,576

Diluted losses per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

During the quarters ended March 31, 2010 and 2011, the Group’s preferred shares and options were anti-dilutive and, accordingly, were excluded from the computation of diluted losses per share.

17.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Since the issuance of the series A preferred shares and series A-1 senior preferred shares (Note 12), the Group entities are under the joint control of the Founder, the Preferred Shareholder and the Series A-1 Preferred Shareholder. In addition, upon the completion of the share exchange between the Company and Eastern Well in January 2010 (Note 1), the Company became the ultimate holding company of all the group companies.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The Group’s transactions with related parties:

	For the Quarter Ended
	March 31,	March 31,
	2010	2011

Key management compensation(a)
- Salary	90,000	915,577
- Other short-term employee benefit	131,883	—
- Salary-based compensation	20,483,430	2,329,638

	20,705,313	3,245,215

Rental payable to the Founder for lease of office building on operating lease	375,000	375,000

(a)	For the purpose of this disclosure, key management represents all the directors and vice presidents.

The Group’s balances with related parties:

	December 31,	March 31,
	2010	2011

Prepaid rental to the Founder	162,268	—

Shanghai Nobao Electronics Co., Ltd. (“Shanghai Nobao”) used to be a related party of the Group, where the Founder held a senior management position, prior to December 2007. Since December 2007, the Founder did not continue with any role in Shanghai Nobao and Shanghai Nobao ceased to be a related party of the Group. During the quarters ended March 31, 2010 and 2011, the Group did not sold any equipment to Shanghai Nobao. The Group’s purchase of equipment from Shanghai Nobao amounted to nil and RMB27,290 for the quarters ended March 31, 2010 and 2011, respectively. The Group’s price of purchase/sales of equipment from/to Shanghai Nobao is determined as cost plus a margin. The Group did not have any balance due from or to Shanghai Nobao at December 31, 2010 or March 31, 2011.

The Group’s balances of receivable/payables from/to related parties are unsecured, interest-free and with no fixed payment terms.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

18.	Unaudited pro forma balance sheet and losses per share

The series A-1 senior preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of the majority of the outstanding series A-1 senior preferred shares or (ii) the closing of a Qualified Initial Public Offering, as defined by the Company’s Second Amended and Restated Memorandum of Association. The series A preferred shares shall automatically be converted into ordinary shares upon (i) the prior written consent of the holders of more than 67% of the outstanding series A preferred shares or (ii) the closing of a Qualified Initial Public Offering. As discussed in Note 19(c)(i), the Series A Preferred Shareholder and Series A-1 Preferred Shareholder agreed that if the Company consummates the IPO, the IPO shall be deemed to be a Qualified IPO and the Company’s series A preferred shares and series A-1 senior preferred shares shall be automatically converted into the Company’s ordinary shares. The initial conversion ratio for series A preferred shares and series A-1 senior preferred shares is 1:1. As discussed in Note 19(c)(ii), if the IPO price is below the conversion price of series A preferred shares and/or series A-1 senior preferred shares, the conversion price of series A preferred shares and/or series A-1 senior preferred shares shall be automatically adjusted. Using the mid-point of the estimated range of the IPO price which is US$2 per ordinary share, the 18,461,343 series A-1 senior preferred shares will be converted into 20,000,000 ordinary shares. The pro forma consolidated balance sheet as of March 31, 2011 presents an as-adjusted financial position as if the conversion of all the series A preferred shares and series A-1 senior preferred shares into ordinary shares occurred on March 31, 2011, determined as follows:

			Redeemable
	Ordinary		Convertible
	Shares	Reserves	Preferred Shares

Amounts reported at March 31, 2011	103,423	210,366,302	2,183,55,900
Pro forma effects from:
— Assumed conversion of the outstanding Series A preferred shares into 73,597,200 ordinary shares, at the par value $0.0001 (RMB0.0007) per share(a)	48,255	1,723,857,671	(1,723,905,926)
— Assumed conversion of the outstanding series A-1 senior preferred shares into 20,000,000 ordinary shares, at the par value $0.0001 (RMB0.0007) per share(b)	13,097	459,636,877	(459,649,974)

Pro forma amounts at March 31, 2011	164,775	2,393,860,850	—

(a)	The carrying amount of the series A preferred shares as of March 31, 2011 of RMB1,723,905,926 is allocated to (i) the ordinary shares with an amount of US$7,360 (RMB48,255), representing the par value of US$0.0001 (RMB0.0007) of the 73,597,200 ordinary shares to be issued upon the conversion, and (ii) the reserves with the remaining amount of RMB1,723,857,671.

(b)	The carrying amount of the series A-1 senior preferred shares as of March 31, 2011 of RMB459,649,974 is allocated to (i) the ordinary shares with an amount of US$2,000 (RMB13,097), representing the par value of US$0.0001 (RMB0.0007) of the 20,000,000 ordinary shares to be issued upon the conversion, and (ii) the reserves with the remaining amount of RMB459,636,877.

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

The unaudited pro forma losses per share for the quarter ended March 31, 2011, after giving effect to the conversion of all series A preferred shares and series A-1 senior preferred shares into ordinary shares at January 1, 2011 are as follows:

Quarter Ended
March 31, 2011

Loss attributable to equity holders of the Company	(621,452,694)
Pro-forma effect of series A preferred shares and series A-1 senior preferred shares	495,576,716

Numerator for pro forma basic and diluted losses per share	(125,875,978)

Weighted-average ordinary shares outstanding (Note 8)	151,473,576
Pro-forma effect of series A preferred shares and series A-1 senior preferred shares	93,597,200

Weighted-average ordinary shares for pro forma basic and diluted losses per share	245,070,776

Pro forma basic and diluted losses per share (expressed in RMB per share)	(0.51)

19.	Subsequent events

(a) In April 2011, pursuant to a Board resolution, the Company granted 1,332,530 share options to its employees, under the 2010 Plan.

(b) On May 6, 2011, the Company entered into an “Amendment to Series A-1 Senior Preferred Share Purchase Agreement” with the Series A-1 Preferred Shareholder, pursuant to which the Series A-1 Third Tranche Shares (Note 12(a)) was modified. Under the modified Series A-1 Third Tranche Shares, if the Company closes an initial public offering by July 15, 2011, the Series A-1 Preferred Shareholder may exercise the Series A-1 Third Tranche Shares by means of a net share settlement only, where the number of additional ordinary shares to be issued by the Company to the Series A-1 Preferred Shareholder would be calculated as (x) 32,307,195 (being number of additional series A-1 senior preferred shares to be issued by the Company under the original Series A-1 Senior Preferred Share) less (y) the quotient of US$70 million being divided by the initial public offering price per share. If the Company does not close an initial public offering by July 15, 2011, the Series A-1 Third Tranche Shares can be exercised by cash settlement only (i.e., payment of cash consideration at a price of US$2.1667 per share and up to US$70 million), pursuant to the original terms before the modification.

(c) On May 16, 2011, the Founder, the Series A Preferred Shareholder and the Series A-1 Preferred Shareholder entered into a Share Assignment Agreement, pursuant to which:

(i) the Series A Preferred Shareholder and the Series A-1 Preferred Shareholder agreed that if the Company consummates its currently contemplated IPO as referred to in the Share Assignment Agreement, the IPO shall be deemed to be a Qualified IPO, as originally defined by the Company’s Second Amended and Restated Memorandum of Association (the “MoA”), and the Company’s series A preferred shares and series A-1 senior preferred shares shall be automatically converted into the Company’s ordinary shares;

(ii) as stipulated in the MoA, if the IPO price is less than the conversion price of series A preferred shares and/or series A-1 senior preferred shares, the conversion price of series A preferred shares and/or series A-1 senior preferred shares shall be automatically adjusted pursuant to the MoA;

(iii) if the Company’s initial public offering occurs on or prior to July 15, 2011, the Series A-1 Preferred Shareholder would waive the Series A-1 Third Tranche Shares (Note 12(a) and (b) above); and

NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
(All amounts in RMB unless otherwise stated)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(iv) the Founder (via Tai Feng, Note 1) and the series A Preferred Shareholder would assign an aggregate of 29.4 million ordinary shares for free to the Series A-1 Preferred Shareholder, upon the closing of the IPO.

The Company is evaluating the accounting implications as a result of the above subsequent events.

Nobao Renewable Energy
Holdings Limited
Offices &
Industrial
Zones
Malls
Nobao's
Customer Base
Hotels

11,200,000 American Depositary Shares

Nobao Renewable Energy Holdings Limited

Representing 67,200,000 Ordinary Shares

PROSPECTUS

Citi	Deutsche Bank Securities	Goldman Sachs	UBS Investment Bank

FBR Capital Markets

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. We intend to adopt an amended and restated articles of association that will provide for indemnification of officers and directors for expenses, judgments, fines and settlement amounts incurred in their capacities as such. To be entitled to indemnification, our officers and directors must have acted in good faith, in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars(1)	Commission

Kwok Ping Sun	January 24, 2007	10,000 ordinary shares of Eastern Well Holdings Limited	1,288.2 (HKD 10,000.0)	N/A
	September 30, 2008	50,000 ordinary shares of Nobao Renewable Energy Holdings Limited(2)	50,000	N/A
	June 8, 2009	68,000 ordinary shares of Eastern Well Holdings Limited	8,760.0 (HKD 68,000.0)	N/A
	June 18, 2009	9,990,000 ordinary shares of Eastern Well Holdings Limited	Pursuant to share split	N/A
	June 18, 2009	4,593,520 ordinary shares of Eastern Well Holdings Limited	4,593.5	N/A
	June 18, 2009	Warrant(3)	N/A	N/A
	January 15, 2010	3,863,844 ordinary shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap	N/A
Tai Feng Investment Limited	April 19, 2010	135,894,620 ordinary shares of Nobao Renewable Energy Holdings Limited(5)	Pursuant to share split(11)	N/A
Wide Safety International Limited	January 15, 2010	729,676 ordinary shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap(4)	N/A
China Environment Fund III, L.P.	January 22, 2009	Secured convertible notes(6)	10 million	N/A

Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars(1)	Commission

	June 18, 2009	4,906,480 Series A preferred shares of Eastern Well Holdings Limited	20 million(7)	N/A
	June 18, 2009	Warrant to purchase up to 2,453,240 Series A preferred shares of Eastern Well Holdings Limited(8)	N/A	N/A
	June 18, 2009	Warrant(9)	N/A	N/A
	June 18, 2009	Warrant(10)	N/A	N/A
	October 5, 2009	2,453,240 Series A preferred shares of Eastern Well Holdings Limited	10 million	N/A
	January 15, 2010	7,359,720 Series A preferred shares of Nobao Renewable Energy Holdings Limited	Pursuant to share swap	N/A
	April 19, 2010	73,597,200 Series A preferred shares of Nobao Renewable Energy Holdings Limited	Pursuant to share split(11)	N/A
		2,743,820 ordinary shares of Nobao Renewable Energy Holdings Limited(12)	Pursuant to share split(11)	N/A
Carlyle Asia Growth Partners IV, L.P.	August 13, 2008	Secured promissory note(13)	5 million	N/A
Certain directors, officers and employees	March 2, 2010	Options to purchase 4,635,180 ordinary shares(14)	Exercise price at US$0.82 per share(14)	N/A
	April 1, 2011	Options to purchase 1,332,530 ordinary shares	Exercise price at US$0.82 per share	N/A
Ace Excel Limited	August 3, 2010	2,769,188 ordinary shares	US$6,000,000	N/A
Ace Captain Holdings Limited	August 3, 2010	2,769,188 ordinary shares	US$6,000,000	N/A
SLP Noble Holdings Limited	October 21, 2010	5,769,231 Series A-1 senior preferred shares	US$12,500,000	N/A
	December 14, 2010	12,692,112 Series A-1 senior preferred shares	US$27,500,000	N/A

(1)	The conversion of HK Dollar amounts into U.S. dollars is based on the information released by the Federal Reserve Board. On January 19, 2010, the exchange rate released by the Federal Reserve Board was HKD7.7626 to US$1.00.

(2)	Including 1 ordinary share initially issued to Offshore Incorporations (Cayman) Limited and transferred to Kwok Ping Sun on September 30, 2008. These 50,000 ordinary shares were split into 50,000,000 ordinary shares, of which 40,000,000 were then repurchased by Nobao Renewable Energy Holdings Limited, in connection with the share swap.

(3)	Warrant issued by the Eastern Well Holdings Limited to Kwok Ping Sun to subscribe for certain amount of additional ordinary shares at a price of US$0.001 per share based upon the new valuation increasing its equity interest in Eastern Well to no more than 77.5%, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as percentage of its total gross profit for 2009 and the first two months of 2010, is higher than the initial valuation agreed to by the parties as of June 18, 2009. The warrant was terminated on December 31, 2009.

(4)	The 729,676 ordinary shares of Eastern Well were initially transferred by Mr. Kwok Ping Sun to Wide Safety International Limited on December 15, 2009.

(5)	These ordinary shares of Nobao Renewable Energy Holdings Limited were transferred by Mr. Kwok Ping Sun to Tai Feng Investment Limited on April 8, 2010.

(6)	Secured convertible promissory note issued by Eastern Well Holdings Limited to China Environment Fund III, L.P.

(7)	Including the discharge in full of all amounts due under the promissory note issued to China Environment Fund III, L.P. on January 22, 2009 and US$10,000,000 in additional consideration.

(8)	Warrant issued by Eastern Well Holdings Limited to China Environment Fund III, L.P.; China Environment Fund III, L.P. exercised the warrant on October 5, 2009.

(9)	Warrant issued by Eastern Well Holdings Limited to China Environment Fund III, L.P. to subscribe to a certain amount of additional series A preferred shares at a price of US$0.001 per share based upon the new valuation increasing its equity interest in Eastern Well to no more than 45%, if the new valuation of Eastern Well, as determined by a formula in the warrant primarily based on its net profit and its gross profit derived from EMCs as a percentage of its total gross profit for 2009 and the first two months of 2010, is less than the initial valuation agreed to by the parties as of June 18, 2009. The warrant was terminated on December 31, 2009.

(10)	Warrant issued by the Eastern Well Holdings Limited to China Environment Fund III, L.P. to subscribe for certain series A preferred shares at a price of US$0.001 per share that would give China Environment Fund III, L.P. the right to purchase an additional 2% of the total equity interest in Eastern Well if the consolidated revenue for the year ending December 31, 2010 does not increase by 25% from the year ended December 31, 2009. The warrant was terminated on December 31, 2009.

(11)	Nobao Renewable Energy Holdings Limited effected a one for ten share split on April 19, 2010.

(12)	These ordinary shares of Nobao Renewable Energy Holdings Limited were transferred by Mr. Kwok Ping Sun to China Environment Fund III, L.P. on April 8, 2010.

(13)	Secured convertible promissory note issued by Eastern Well Holdings Limited to Carlyle Asia Growth Partners IV, L.P.

(14)	The number of ordinary shares and the exercise price have given effect to a one for ten share split that became effective on April 19, 2010.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on May 16, 2011.

By:	/s/ Kwok Ping Sun
Name:     Kwok Ping Sun

Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on May 16, 2011.

Signature	Title

/s/ Kwok Ping Sun Name: Kwok Ping Sun	Chairman and Chief Executive Officer (principal executive officer)

/s/ E (Alec) Xu Name: E (Alec) Xu	Chief Financial Officer (principal financial and accounting officer)

* Name: Shelby Chen	Director

* Name: Ping Song	Director

* Name: Xun (Eric) Chen	Director

* Name: Yaluo Sun	Director

*By: /s/ Kwok Ping Sun Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Nobao Renewable Energy Holdings Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on May 16, 2011.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3	.1Δ	Second Amended Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Third Amended and Restated Memorandum and Articles of Association of the Registrant to become effective upon the completion of the initial public offering
4.1		Form of American Depositary Receipt (included in Exhibit 4.3)
4	.2Δ	Registrant’s Specimen Certificate for Ordinary Shares
4.3		Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4	.4Δ	Shareholders Agreement dated October 21, 2010 between the Registrant and its shareholders
4	.5Δ	Right of First Refusal and Co-sale Agreement dated October 21, 2010 between the Registrant and its shareholders
4	.6Δ	Share Exchange Agreement dated January 15, 2010 between the Registrant and its shareholders
4	.7Δ	Series A Preferred Share Purchase Agreement dated June 18, 2009 among Eastern Well Holdings Limited, China Environment Fund III, L.P. and other parties thereto
4	.8Δ	Share Subscription Agreement dated July 30, 2010 among the Registrant and other parties thereto
4	.9Δ	Series A-1 Senior Preferred Share Purchase Agreement dated October 16, 2010 among the Registrant, SLP Noble Holdings Ltd. and other parties thereto
4	.10Δ	Amendment to Series A-1 Senior Preferred Share Purchase Agreement dated May 6, 2011 among the Registrant, SLP Holdings Ltd. and other parties thereto
5.1		Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
5.2		Opinion of Commerce & Finance Law Offices regarding the New M&A Rules
8.1		Opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters
8	.2Δ	Opinion of Conyers Dill & Pearman regarding certain Cayman tax matters
8.3		Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters
10	.1Δ	Form of Indemnification Agreement with the Registrant’s directors
10	.2Δ	2010 Performance Incentive Plan
10	.3*Δ	English translation of the Centralized Energy Supply Contract in the Form of an Energy Management Contract of Su-Tong Science and Technology Park dated January 6, 2011 between Nuobao Energy (Nantong) Co., Ltd. and General Administrative Office of Su-Tong Science and Technology Park and its Supplementary Agreement dated January 10, 2011
10	.4Δ	English translation of Contract for the Grant of State-owned Land Use Rights dated July 4, 2005 between Gongqing City Bureau of Land, Environmental Protection and Construction and Jiangxi Nobao
10	.5Δ	English translation of Contract for the Grant of State-owned Land Use Rights dated April 16, 2009 between Gongqing City Bureau of Land, Environmental Protection and Construction and Jiangxi Nobao
10	.6Δ	English translation of Lease Agreement of Office Building dated October 15, 2010 between Mr. Kwok Ping Sun and Shanghai Nuoxin
10	.7Δ	Form of Employment Agreement between the Registrant and its senior executive officers
10	.8Δ	English translation of Form of Confidential Information, Invention Assignment, Noncompetition and Nonsolicitation Agreement between Nuoxin Energy Technology (Shanghai) Co., Ltd. and employees of the Registrant
10	.9Δ	English translation of Agreement on Acquisition of All the Equity Interest in Shanghai Nobo Energy Technology Co., Ltd. dated March 5, 2008 between Guo Wei, Sang Jinlai and Eastern Well Holdings Limited
10	.10Δ	English translation of Equity Transfer Agreement and Supplementary Agreement to Equity Transfer Agreement dated March 28, 2008 and March 30, 2008, respectively, between Bright Praise Holdings Limited and Eastern Well Holdings Limited

Exhibit
Number		Description of Document

10	.11Δ	Indemnification Agreement dated January 15, 2010 between the Registrant and Shelby Chen
10	.12Δ	Indemnification Agreement dated October 21, 2010 between the Registrant and Xun (Eric) Chen
10	.13Δ	English translation of Equity Transfer Agreement dated December 31, 2009 between Eastern Well Holdings Limited and Easy Victory Holdings Limited regarding the equity interest in Shanghai Nobo Commerce & Trade Co., Ltd.
10	.14Δ	Letter agreement dated May 3, 2011 between the Registrant and Government of Singapore Investment Corporation Pte Ltd
21	.1Δ	List of Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company
23	.2Δ	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.3Δ	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)
23	.4Δ	Consent of Commerce & Finance Law Offices
23	.5Δ	Consent of American Appraisal
23.6		Consent of Roland Berger
24	.1Δ	Power of Attorney (included on signature page)
99	.1Δ	Code of Business Conduct and Ethics
99	.2Δ	Consent of Zhijun Lin

†	To be filed with amendments

*	Confidential treatment has been requested with respect to certain portion of this exhibit

Δ	Previously filed